

Big Lots, Inc.
4900 E. Dublin-Granville Road
Columbus, Ohio 43081

April 19, 2024

Dear Big Lots Shareholder:

We cordially invite you to attend the 2024 Annual Meeting of Shareholders of Big Lots, Inc. The Annual Meeting will be held virtually on Wednesday, May 29, 2024, beginning at 10:00 a.m., Eastern Time. The Annual Meeting will be held in a completely virtual format through a live webcast. **You will not be able to attend the Annual Meeting physically in person.** At our virtual Annual Meeting, shareholders will be able to attend, vote and submit questions by visiting www.virtualshareholdermeeting.com/BIG2024. We believe that the virtual format will provide a consistent experience to our shareholders and allow all shareholders to participate in the Annual Meeting regardless of location.

The following pages contain the Notice of Annual Meeting of Shareholders and the Proxy Statement. You should review this material for information concerning the business to be conducted at the Annual Meeting.

Your vote is important and we encourage you to attend the virtual Annual Meeting. For additional information regarding how to attend and participate in the virtual meeting format, please see "Attendance and Participation at the Virtual Annual Meeting" on page 2 of the Proxy Statement. Whether or not you plan to attend the virtual Annual Meeting, we urge you to vote as soon as possible. If you attend the virtual Annual Meeting and wish to participate by voting electronically during the virtual Annual Meeting, you may revoke your previously submitted proxy as described in the Proxy Statement.

Thank you for your ongoing support of, and continued interest in, Big Lots, Inc.

Respectfully submitted,

CYNTHIA T. JAMISON
Chair

BRUCE K. THORN
President and Chief Executive Officer



NOTICE OF 2024 ANNUAL MEETING OF SHAREHOLDERS

Wednesday, May 29, 2024
10:00 a.m., Eastern Time
Virtual Meeting Site: www.virtualshareholdermeeting.com/BIG2024

Notice is hereby given that the 2024 Annual Meeting of Shareholders of Big Lots, Inc. will be held virtually on Wednesday, May 29, 2024, beginning at 10:00 a.m., Eastern Time. At our virtual Annual Meeting, shareholders will be able to attend, vote and submit questions by visiting www.virtualshareholdermeeting.com/BIG2024. **You will not be able to attend the Annual Meeting physically in person.**

The Annual Meeting is being held for the following purposes:

1. To elect as directors the nine nominees named in our accompanying Proxy Statement;

2. To approve, on an advisory basis, the compensation of our named executive officers;

3. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending February 1, 2025; and

4. To transact such other business as may properly come before the Annual Meeting.

Only shareholders of record at the close of business on the record date, April 1, 2024, are entitled to notice of and to vote at the Annual Meeting and any postponement or adjournment thereof. Further information regarding voting rights and matters to be voted upon is presented in the accompanying Proxy Statement.

On or about April 19, 2024, we began mailing to our shareholders of record at the close of business on April 1, 2024 a Notice of Internet Availability of Proxy Materials containing instructions on how to access this Notice of Annual Meeting of Shareholders, the Proxy Statement and our Annual Report to Shareholders for our fiscal year ended February 3, 2024, as well as instructions on how to request a paper copy of the proxy materials.

By Order of the Board of Directors,

Ronald A. Robins, Jr.

Executive Vice President, Chief Legal and Governance Officer,
General Counsel and Corporate Secretary

April 19, 2024
Columbus, Ohio

Your vote is important. Shareholders are urged to vote online. If you attend the virtual Annual Meeting and wish to participate by voting electronically during the virtual Annual Meeting, you may revoke your previously submitted proxy as described in the Proxy Statement. To attend and participate in the virtual Annual Meeting, you will need the control number included on your Notice of Internet Availability of Proxy Materials (or proxy card, if you received printed copies of the proxy materials). For additional information regarding how to participate in the virtual meeting format, please see "Attendance and Participation at the Virtual Annual Meeting" on page 2 of the Proxy Statement.

BIG LOTS, INC.

PROXY STATEMENT

TABLE OF CONTENTS

ABOUT THE ANNUAL MEETING 1
PROPOSAL ONE 7
GOVERNANCE 16
DIRECTOR COMPENSATION 25
STOCK OWNERSHIP 27
EXECUTIVE COMPENSATION 29
PROPOSAL TWO 61
CEO PAY RATIO 63
PAY VERSUS PERFORMANCE 64
AUDIT COMMITTEE DISCLOSURE 69
PROPOSAL THREE 72
DELINQUENT SECTION 16(a) REPORTS 72
SHAREHOLDER PROPOSALS 72
PROXY SOLICITATION COSTS 73
OTHER MATTERS 73



PROXY STATEMENT

The Board of Directors ("Board") of Big Lots, Inc., an Ohio corporation ("we," "us," "our," the "Company" or "Big Lots"), is furnishing you this proxy statement (this "Proxy Statement") to solicit proxies for use at the 2024 Annual Meeting of Shareholders of Big Lots to be held virtually on Wednesday, May 29, 2024 beginning at 10:00 a.m., Eastern Time (including any adjournments, postponements or continuations thereof, the "Annual Meeting"). The Annual Meeting will be held in a completely virtual format through a live webcast. **You will not be able to attend the Annual Meeting physically in person.** We believe that the virtual format will provide a consistent experience to our shareholders and allow all shareholders to participate in the Annual Meeting regardless of location.

At our virtual Annual Meeting, shareholders will be able to attend, vote and submit questions by visiting www.virtualshareholdermeeting.com/BIG2024. To participate (e.g., submit questions and/or vote) in the virtual Annual Meeting, you will need the control number included on your Notice of Internet Availability of Proxy Materials (or proxy card, if you received printed copies of the proxy materials).

This Proxy Statement is dated April 19, 2024, and on or about April 19, 2024, we began mailing to our shareholders of record at the close of business on April 1, 2024 a Notice of Internet Availability of Proxy Materials containing instructions on how to access the Notice of Annual Meeting of Shareholders, this Proxy Statement and our Annual Report to Shareholders for our fiscal year ended February 3, 2024 ("fiscal 2023").

ABOUT THE ANNUAL MEETING

Purpose of the Annual Meeting

At the Annual Meeting, shareholders will act upon the matters outlined in the Notice of Annual Meeting included with this Proxy Statement. Specifically, our shareholders will be asked to:

(1) elect nine directors to serve until the 2025 Annual Meeting of Shareholders of the Company;

(2) approve, on an advisory basis, the compensation of our named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and the narrative discussion accompanying the tables ("say-on-pay resolution");

(3) ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending February 1, 2025 ("fiscal 2024"); and

(4) transact such other business as may properly come before the Annual Meeting.

Under our governing documents, no other business may be raised by shareholders at the Annual Meeting unless proper and timely notice has been given to us by the shareholders seeking to bring such business before the meeting.

Shareholder Voting Rights

Only those shareholders of record at the close of business on April 1, 2024, the record date for the Annual Meeting ("Record Date"), are entitled to receive notice of, and to vote at, the Annual Meeting. At the Record Date, the Company had 29,512,504 common shares, $0.01 par value per share ("Common Shares"), outstanding. Each of the outstanding Common Shares entitles the holder thereof to one vote on each matter to be voted upon at the Annual Meeting or any postponement or adjournment thereof. The holders of our Common Shares have no cumulative voting rights in the election of directors. All voting at the Annual Meeting will be governed by our Amended Articles of Incorporation, our Amended Code of Regulations and the Ohio General Corporation Law.

Registered Shareholders and Beneficial Shareholders

If your Common Shares are registered in your name directly with our transfer agent, Computershare Investor Services, LLC, you are considered a holder of record (which we also refer to as a registered shareholder). If you hold our Common Shares in a brokerage account or through a bank or other holder of record, you are considered the beneficial shareholder of the Common Shares, which shares are often referred to as being held in "street name."

Internet Availability of Proxy Materials

In accordance with rules adopted by the Securities and Exchange Commission ("SEC"), instead of mailing a printed copy of our proxy materials to each shareholder of record, we are permitted to furnish our proxy materials, including the Notice of Annual Meeting of Shareholders, this Proxy Statement and our Annual Report to Shareholders, by providing access to such documents on the Internet. Generally, shareholders will not receive printed copies of the proxy materials unless they request them. We believe furnishing proxy materials to our shareholders on the Internet will allow us to provide our shareholders with the information they need, while reducing the costs of delivery of our proxy materials and the environmental impact of the Annual Meeting.

A Notice of Internet Availability of Proxy Materials that provides instructions for accessing our proxy materials on the Internet was mailed directly to registered shareholders. The Notice of Internet Availability of Proxy Materials also provides instructions regarding how registered shareholders may vote their Common Shares on the Internet. Registered shareholders who prefer to receive a paper or email copy of our proxy materials should follow the instructions provided in the Notice of Internet Availability of Proxy Materials for requesting such paper or email copies.

A notice that directs our beneficial shareholders to the website where they can access our proxy materials should be forwarded to each beneficial shareholder by the broker, bank or other holder of record that is considered the registered shareholder with respect to the Common Shares of the beneficial shareholder. Such broker, bank or other holder of record should also provide to the beneficial shareholders instructions on how the beneficial shareholders may request a paper or email copy of our proxy materials. Beneficial shareholders have the right to direct their broker, bank or other holder of record on how to vote their Common Shares by following the voting instructions they receive from their broker, bank or other holder of record.

To enroll in the electronic delivery service for future shareholder meetings, use your Notice of Internet Availability of Proxy Materials (or proxy card, if you received printed copies of the proxy materials) to register online at www.proxyvote.com and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

Attendance and Participation at the Annual Meeting

Annual Meeting Access Instructions

Because the Annual Meeting will be held in a completely virtual format through a live webcast, there is no physical meeting location. To attend and participate (e.g., submit questions and/or vote) in the virtual Annual Meeting, holders of Common Shares as of the Record Date, or their duly appointed proxies, should access the live webcast of the Annual Meeting at www.virtualshareholdermeeting.com/BIG2024. For additional information regarding how to vote at the virtual Annual Meeting, see "Vote by Internet at the Annual Meeting" below.

To attend and participate in the virtual Annual Meeting, you will need the control number included on your Notice of Internet Availability of Proxy Materials (or proxy card, if you received printed copies of the proxy materials). Access to the webcast of the Annual Meeting will open approximately 15 minutes before the scheduled start time of the Annual Meeting. We recommend that you log in to the Annual Meeting several minutes before its scheduled start time. An audio recording of the entire virtual Annual Meeting will be available in the Investor Relations section of our website (www.biglots.com) after the meeting.

We will have technicians available to assist you with any difficulties you may have accessing the virtual Annual Meeting. If you encounter any difficulties accessing the virtual Annual Meeting or during the Annual Meeting, a phone number will be available for you to call at the registration start time on www.virtualshareholdermeeting.com/BIG2024.

Submission of Questions to Annual Meeting

Shareholders as of the Record Date for the Annual Meeting who attend and participate in the virtual Annual Meeting may submit questions at www.virtualshareholdermeeting.com/BIG2024 for the question and answer session that will immediately follow the adjournment of the Annual Meeting. Shareholders must have the control number included on their Notice of Internet Availability of Proxy Materials (or proxy card, if they received printed copies of the proxy materials) to submit questions. As with the annual meetings of shareholders we have held in the past, we will use reasonable efforts to answer all questions relevant to meeting matters during the virtual Annual Meeting, subject to time constraints and the rules of conduct for the Annual Meeting.

How to Vote and Revoke Your Vote

Registered Shareholders

After receiving your Notice of Internet Availability of Proxy Materials (or proxy card, if you received printed copies of the proxy materials), registered shareholders are urged to visit www.proxyvote.com to access our proxy materials.

If you are a registered shareholder, there are several ways for you to vote your Common Shares:

- *Vote by Internet Before the Date of the Annual Meeting.* You will have the opportunity to vote your Common Shares online at www.proxyvote.com until May 28, 2024 at 11:59 p.m., Eastern Time. When voting online before the date of the Annual Meeting, you must have the control number included on your Notice of Internet Availability of Proxy Materials (or proxy card, if you received printed copies of the proxy materials) and follow the instructions.

- *Vote By Internet at the Annual Meeting.* You may also vote your Common Shares online at www.virtualshareholdermeeting.com/BIG2024 during the virtual Annual Meeting. When voting online at the virtual Annual Meeting, you must have the control number included on your Notice of Internet Availability of Proxy Materials (or proxy card, if you received printed copies of the proxy materials) and follow the instructions.

- *Vote by Telephone.* You may vote your Common Shares by telephone by calling 1-800-690-6903 from any touch-tone telephone until May 28, 2024 at 11:59 p.m., Eastern Time. When voting by telephone, you must have the control number included on your Notice of Internet Availability of Proxy Materials (or proxy card, if you received printed copies of the proxy materials) and follow the instructions.

- *Vote by Mail.* If you received a printed copy of the proxy materials, you may submit your vote by completing, signing and dating your proxy card and returning it in the prepaid envelope provided with the proxy materials to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. Proxy cards submitted by mail must be received no later than May 28, 2024 to be voted at the Annual Meeting.

If you vote via the Internet or by telephone, your electronic vote authorizes the named proxy holders in the same manner as if you signed, dated and returned your proxy card. **If you vote via the Internet or by telephone, do not return your proxy card.**

Beneficial Shareholders

Beneficial shareholders have the right to direct the broker, bank or other holder of record that is the registered holder of their Common Shares on how to vote their Common Shares by following the voting instructions included in the materials they receive from their registered holder. Beneficial shareholders should follow the procedures and directions set forth in such voting instructions to instruct their registered holder how to vote those Common Shares or revoke or change previously given voting instructions (including how to vote at the Annual Meeting). Beneficial shareholders should contact their broker, bank or other holder of record to determine the applicable deadlines.

Brokers, banks and other holders of record who hold Common Shares for beneficial shareholders in street name may vote such Common Shares on "routine" matters (as determined under New York Stock Exchange ("NYSE") rules), such as Proposal Three, without specific voting instructions from the beneficial owner of such Common Shares. Such brokers, banks and other holders of record may not, however, vote such Common Shares on "non-routine" matters, such as Proposal One and Proposal Two, without specific voting instructions from the beneficial owner of such Common Shares. Proxies submitted by such brokers, banks and other holders of record that have not been voted on "non-routine" matters are referred to as "broker non-votes." Broker non-votes will not be counted for purposes of determining the number of Common Shares necessary for approval of any matter to which broker non-votes apply (i.e., broker non-votes will have no effect on the outcome of such matter).

How to Revoke or Change Your Vote

If you are a registered shareholder, you may revoke or change your vote at any time before the final vote at the Annual Meeting by:

- signing and returning a new proxy card with a later date (only your latest completed, signed and dated proxy card received by May 28, 2024 will be counted);

- submitting a later-dated vote by telephone or via the Internet (only your latest telephone or Internet voting instructions received by 11:59 p.m., Eastern Time, on May 28, 2024, will be counted);

- attending and participating in the virtual Annual Meeting and voting again (attending the virtual Annual Meeting will not by itself revoke a previously submitted proxy); or

- delivering a written revocation to our Corporate Secretary at 4900 E. Dublin-Granville Road, Columbus, Ohio 43081, received no later than May 28, 2024.

Beneficial shareholders should follow the procedures and directions set forth in the voting instructions they receive from their registered holder to instruct their registered holder how to revoke or change previously given voting instructions.

What is a "proxy"?

A proxy is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card.

Householding

SEC rules allow multiple shareholders residing at the same address the convenience of receiving a single copy of the Notice of Internet Availability of Proxy Materials (or the Annual Report to Shareholders and Proxy Statement, if requested) if they consent to do so (we refer to this process as "householding"). Householding is permitted only in certain circumstances, including when you have the same last name and address as another shareholder. If the required conditions are met, and SEC rules allow, your household may receive a single copy of the Notice of Internet Availability of Proxy Materials or, if requested, the Annual Report to Shareholders and Proxy Statement. Upon request, we will promptly deliver a separate copy of the Annual Report to Shareholders and Proxy Statement or Notice of Internet Availability of Proxy Materials, as applicable, to a shareholder at a shared address to which a single copy of the document(s) was delivered. Such a request should be made in the same manner as a revocation of consent for householding.

You may revoke your consent for householding at any time by contacting Broadridge Financial Solutions, Inc. ("Broadridge"), either by calling 1-866-540-7095, or by writing to: Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. You will be removed from the householding program within 30 days of receipt of your instructions at which time you will be sent separate copies of the Annual Report to Shareholders and Proxy Statement or Notice of Internet Availability of Proxy Materials, as applicable.

Beneficial shareholders can request more information about householding from their brokers, banks or other holders of record.

Board's Recommendations

Subject to revocation, all proxies that are properly completed and timely received will be voted in accordance with the instructions contained therein. If no instructions are given (excluding broker non-votes), the persons named as proxy holders will vote the Common Shares in accordance with the recommendations of the Board. The Board's recommendations are set forth together with the description of each proposal in this Proxy Statement. In summary, the Board recommends a vote:

(1) FOR the election of the director nominees identified in Proposal One;

(2) FOR the approval, on an advisory basis, of the compensation of our named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Disclosure and Analysis, compensation tables and the narrative discussion accompanying the tables (see Proposal Two); and

(3) FOR the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2024 (see Proposal Three).

If any other matter properly comes before the Annual Meeting, or if a director nominee named in this Proxy Statement is unable to serve or for good cause will not serve, the proxy holders will vote on such matter or for a substitute nominee as recommended by the Board.

Quorum

The presence, in person or by proxy, of the holders of a majority of the outstanding Common Shares entitled to vote at the Annual Meeting will constitute a quorum and permit us to conduct our business at the Annual Meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of Common Shares considered to be present at the Annual Meeting for purposes of establishing a quorum.

Vote Required to Approve a Proposal

Proposal One

Our Amended Articles of Incorporation impose a majority vote standard in uncontested elections of directors and our Corporate Governance Guidelines contain a majority vote policy applicable to uncontested elections of directors. Specifically, Article Eighth of our Amended Articles of Incorporation provides that if a quorum is present at the Annual Meeting, a director nominee in an uncontested election will be elected to the Board if the number of votes cast for such nominee's election exceeds the number of votes cast against such nominee's election. In all director elections other than uncontested elections, plurality voting will apply and the director nominees receiving the greatest number of votes cast for their election will be elected as directors. An "uncontested election" generally means an election of directors at a meeting of shareholders in which the number of nominees for election does not exceed the number of directors to be elected. Broker non-votes will not be considered votes cast for or against a director nominee's election at the Annual Meeting.

See the "Governance — Majority Vote Standard and Policy" section of this Proxy Statement for more information about our majority vote policy and standard.

Other Matters

For purposes of Proposal Two and Proposal Three, the affirmative vote of the holders of a majority of the outstanding Common Shares, present in person or by proxy, and entitled to vote on the proposal, will be required for approval. The votes received with respect to Proposal Two and Three are advisory and will not bind the Board or the Company. A properly executed proxy marked "abstain" with respect to Proposal Two and Proposal Three will not be voted with respect to such matter, although it will be counted for purposes of determining the number of Common Shares necessary for approval of Proposal Two and Proposal Three. Accordingly, an abstention will have the same effect as a vote against Proposal Two and Proposal Three. If no voting instructions are given (excluding broker non-votes), the persons named as proxy holders on the proxy card will vote the Common Shares in accordance with the recommendation of the Board.

Tabulation

Votes will be counted by an independent inspector of election appointed for the Annual Meeting by the Board.

Appraisal or Dissenters' Rights

Shareholders of the Company will not have rights of appraisal or similar dissenters' rights with respect to any of the matters identified in this Proxy Statement to be acted upon at the Annual Meeting.

Results

We will announce preliminary results promptly once they are available and will report final results in a filing with the SEC on a Current Report on Form 8-K. You can access both Form 8-Ks and our other reports we file with the SEC at our website at https://www.biglots.com/corporate/investors/sec-filings or at the SEC's website at www.sec.gov. The information provided on these websites is for informational purposes only and is not incorporated by reference into this Proxy Statement.

PROPOSAL ONE: ELECTION OF DIRECTORS

In accordance with the Company's Amended Code of Regulations, the current size of the Board is set at eleven directors but will be reduced to nine directors effective as of the Annual Meeting. The Board has nominated the nine persons identified in the biographies set forth below for election as directors at the Annual Meeting, who include all of the incumbent directors except for Ms. Gottschalk and Ms. Reardon whose terms will end at the Annual Meeting. At the Annual Meeting, the Common Shares represented by proxies will be voted, unless otherwise specified, for the election of the nine director nominees named below. Proxies cannot be voted at the Annual Meeting for more than nine persons. Directors are elected to serve until the next annual meeting of shareholders and until their respective successors are elected and qualified, or until their earlier death, resignation or removal.

On March 1, 2024, the Board (1) increased the number of directors that comprise the Board from ten to eleven directors in accordance with the Company's Amended Code of Regulations and (2) upon the recommendation of the Nominating / Corporate Governance Committee, elected Maureen B. Short to fill the vacancy created by such increase. Ms. Short was recommended to the Nominating and Governance Committee by members of the Board. The Nominating / Corporate Governance Committee, after reviewing Ms. Short's qualifications and the Board's then-current needs and determining her independence under the applicable NYSE rules, recommended that Ms. Short be appointed to the Board.

All of the nominees set forth below have consented to being named in this Proxy Statement and to serve as directors of the Company if elected. It is expected that all nominees proposed by the Board will be able to serve on the Board if elected. However, if before the Annual Meeting one or more of the Board's nominees are unable to serve or for good cause will not serve (a situation that we do not anticipate), the proxy holders will vote the proxies for the remaining nominees and for substitute nominees chosen by the Board. There are no family relationships, of first cousins or closer, among the Company's directors and executive officers, by blood, marriage or adoption.

Set forth below is certain information related to the nominees.



Summary of Director Nominee Core Experiences and Skills

Our Board possesses a deep and broad set of experiences and skills that facilitate strong oversight and strategic direction for a leading retailer.   The following chart summarizes the competencies of each director nominee to be represented on our Board.

EXPERIENCE/SKILLS	Campos	Chambers	DiGrande	Jamison	McCormick	Newton	Schoppert	Short	Thorn
Retail Industry Operating or managerial experience with retailers.	X	X	X	X	X	X	X	X	X
Customer Experience/Omnichannel and Digital Strategies Experience developing and deploying retail (or adjacent sector) customer experience programs across physical and digital mediums.	X	X	X	X	X	X	X	X	X
Public Company CEO/COO/CFO/CHRO Prior public company C-suite experience.		X	X	X			X	X	X
Finance/Accounting/Audit Understanding of finance, accounting, financial reporting and/or audit processes.	X	X	X	X	X	X	X	X	X
Legal/Risk Management Governmental/public policy, legal/regulatory and risk management experience.		X	X	X	X	X	X	X	X
Strategy, Innovation and Business Transformation Experience successfully ideating and executing transformative business strategies.	X	X	X	X	X	X	X	X	X
Human Capital/Talent Management Experience in human resources, talent and leadership development and/or executive compensation.	X	X		X		X			X
Other Public Company Board Prior public company board experience to assist in enhancing board form and function.		X		X	X		X		X
Environmental, Social and Governance Significant experience with ESG strategies and programs.	X	X	X	X	X	X	X	X	X

The following information is furnished with respect to each of the current directors of the Company, all of whom are director nominees of the Company except for Ms. Gottschalk and Ms. Reardon whose terms will end at the Annual Meeting. This information includes their business experience, director positions held currently or at any time during the last five years, involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the Nominating / Corporate Governance Committee and the Board to determine that the nominees should serve as our directors. Other than as set forth in this Proxy Statement, no principal occupation of any of the Board's nominees has been at any corporation or organization that is a parent, subsidiary or other affiliate of the Company.



Age: 57
Director since: 2021
Committees:
- Audit
- Capital Allocation Planning

SANDRA Y. CAMPOS

Ms. Campos served as the Chief Executive Officer of DVF (Diane von Furstenberg) (a luxury fashion brand) from 2018 to 2020. After her departure from DVF, Ms. Campos served as the Chief Executive Officer of Project Verte Inc. (a retail technology and supply chain solutions provider) until November 2021. A receivership proceeding was filed against Project Verte Inc. in August 2022 in the Delaware Court of Chancery. The receiver subsequently filed a bankruptcy proceeding under Chapter 7 of the U.S. Bankruptcy Code with respect to Project Verte Inc. in January 2023 in the U.S. Bankruptcy Court for the District of Delaware. Since her departure from Project Verte Inc., Ms. Campos has been serving as a professional director.

Prior to joining DVF, she was the Co-President, Women's Apparel of Global Brands Group Holding Limited (a branded apparel, footwear and brand management company) from 2015 to 2018, which included the Juicy Couture, Bebe, Buffalo, Tretorn, BCBG and Herve Leger brands. Ms. Campos also held leadership roles with apparel companies Polo Ralph Lauren and Nautica International.

Ms. Campos also founded Fashion Launchpad (a continuing education platform for retail and fashion professionals) and created Dream out Loud in partnership with Selena Gomez (the first teen celebrity brand management company).

Qualifications: Ms. Campos' qualifications to serve on the Board include her extensive executive experience in the retail, technology and consumer products industries, marketing, global brand building, and omnichannel development and her experience serving on the boards of other public companies.

Other Directorships: PetMed Express, Inc. (a provider of medications, food, supplements, supplies and vet services for pets) since 2023, where she serves on the audit committee, compensation committee and corporate governance and nominating committee. She is also a member of the board of directors of fabric (a privately-held modular and headless e-commerce solution) and PureRED (a privately-held advertising services company).



Age: 66
Director since: 2012
Committees:
- Human Capital and Compensation
- Capital Allocation Planning

JAMES R. CHAMBERS

Mr. Chambers served as President and Chief Executive Officer and director of Weight Watchers International, Inc. (weight management services provider) from 2013 to late 2016. Since his retirement from Weight Watchers International, Inc. in 2016, he has been serving as a professional director and as a strategic advisor to boards of directors.

Mr. Chambers previously served as President of the US Snacks and Confectionery business unit and General Manager of the Immediate Consumption Channel of Kraft Foods Inc. (food manufacturer) until 2011. Mr. Chambers also served as President and CEO of Cadbury Americas (confectionery manufacturer) until 2010 and as the President and Chief Executive Officer of Remy Amerique, Inc. (spirits manufacturer). Prior to his employment with Remy Amerique, Inc., Mr. Chambers served as the Chief Executive Officer of Paxonix, Inc. (online branding and packaging process solutions business), the Chief Executive Officer of Netgrocer.com (online grocery retailer) and the Group President of Information Resources, Inc. (global market research provider). Mr. Chambers spent the first 17 years of his career at Nabisco (food manufacturer), where he held leadership roles in sales, distribution, marketing and information technology, culminating in the role of President, Refrigerated Foods. Mr. Chambers previously served as a director of B&G Foods (food manufacturer) for seven years where he served on the nominating and governance committee and the compensation committee.

Qualifications: Mr. Chambers' qualifications to serve on the Board include his extensive cross-functional packaged goods industry experience, his extensive leadership experience as a chief executive officer, his 20-year track record in general management and his experience serving on the boards of other public companies.

Other Directorships: Chair of the Board of TIAA (a privately-held Fortune 500 financial services company), where he serves on the human resources committee, the nominating and governance committee and the risk and compliance committee. In addition, since February 2022, Mr. Chambers has served as a strategic advisor to the board of Ocean Spray (a leading agricultural cooperative) and serves on the Finance and Investment Committee of the Atlantic Health System (a leading healthcare organization).



Age: 57
Director since: 2018
Committees:
• Human Capital and
  Compensation
• Capital Allocation
  Planning

SEBASTIAN J. DIGRANDE

Mr. DiGrande is the Chief Executive Officer of Plastic Credit Exchange (a facilitator of funding of plastic waste clean-up, recycling and reprocessing activities). Mr. DiGrande served as a professional director from 2019 until April 2022.

Mr. DiGrande served as the Executive Vice President of Strategy and Chief Customer Officer for Gap Inc. (apparel retailer) from May 2016 until 2019, where he led the company's strategy, consumer and market insights, customer data and analytics, digital and customer marketing, payments, loyalty, and franchise teams. Prior to joining Gap, Inc., Mr. DiGrande was a Senior Partner and Managing Director for The Boston Consulting Group from 1996 to April 2016. He was also a leader in BCG's Technology, Marketing and Digital Innovation efforts.

Qualifications: Mr. DiGrande's qualifications to serve on the Board include his extensive experience in senior management roles in strategy, analytics, marketing and technology, his extensive consulting background and his qualification as an "audit committee financial expert," as defined by applicable SEC rules.



Age: 63
Director since: 2015
*Term to end at the
Annual Meeting*
Committees:
• Audit (Chair)
• Human Capital and
  Compensation
• Nominating / Corporate
  Governance

MARLA C. GOTTSCHALK

Ms. Gottschalk is the former Chief Executive Officer of The Pampered Chef, Ltd. (marketer of kitchen tools, food products and cookbooks), where she also previously served as President and Chief Operating Officer. Since her retirement from The Pampered Chef, Ltd. in 2013, she has been serving as a professional director.

Ms. Gottschalk served as Senior Vice President of Financial Planning and Investor Relations for Kraft Foods, Inc. (food manufacturer), where she also previously served as Executive Vice President and General Manager of the Post Cereal division and Vice President of Marketing and Strategy of the Kraft Cheese division. Ms. Gottschalk previously served as a director of Potbelly Corporation (food retailer) from 2019 until 2022 where she served as the chair of the audit committee and on the compensation committee.

Qualifications: Ms. Gottschalk's qualifications to serve on the Board include her extensive experience in operations and strategic management, her qualification as an "audit committee financial expert," as defined by applicable SEC rules, her extensive leadership experience as a chief executive officer, her expertise in the food industry and her experience serving on the boards of other public companies.

Other Directorships: US Foods, Inc. (Food wholesaler) since 2022, where she serves on the audit committee and nominating and governance committee; Reynolds Consumer Products Inc. (consumer products) since 2020, where she is chair of the audit committee; and UL Solutions (global safety certification company) since 2009, where she is chair of the nominating and governance committee and serves on the human capital and compensation committee.



Age: 64
Director since: 2015
Committees:
• None

CYNTHIA T. JAMISON

Chair of the Board of Big Lots, Inc. since 2022.

Ms. Jamison served as Chief Financial Officer or Chief Operating Officer of several companies during her tenure from 1999 to 2009 at Tatum, LLC (executive services firm). From 2005 to 2009, she led the CFO services practice and was a member of the firm's operating committee. After retiring from Tatum, Ms. Jamison subsequently served as Chief Financial Officer of AquaSpy, Inc. from 2009 to 2012 (provider of soil moisture sensors to monitor soil moisture levels). Since her retirement from AquaSpy Inc. in 2012, she has been serving as a professional director.

Ms. Jamison has also served as Chief Financial Officer of Chart House Enterprises (food retailer) and held various financial positions at Allied Domecq Retailing USA, Kraft General Foods and Arthur Anderson LLP. Ms. Jamison previously served as a director of B&G Foods, Inc. (food manufacturer and distributor) from 2004 to 2015, where she served as chair of the audit committee. She previously held board seats at Horizon Organic Holdings from 2001 to 2003, Cellu Tissue, Inc. and Tractor Supply Company

Qualifications: Ms. Jamison's qualifications to serve on the Board include her extensive experience in financial and accounting matters, including public company reporting, as well as strategy and capitalization expertise, her qualification as an "audit committee financial expert," as defined by applicable SEC rules, and her key management, leadership, financial and strategic planning, corporate governance and public company executive and board experience.

Other Directorships: Darden, Inc. (food retailer) since 2014, where she serves as chairman; and The ODP Corporation (a provider of business services, products and digital workplace technology solutions) since 2013, where she is chair of the audit committee and a member of the compensation & talent committee.



Age: 68
Director since: 2018
Committees:
• Human Capital and Compensation
• Capital Allocation Planning (Chair)

CHRISTOPHER J. MCCORMICK

Mr. McCormick is the former President and Chief Executive Officer of L.L. Bean, Inc. (clothing and outdoor recreation equipment retailer). He joined L.L. Bean, Inc. in 1983 and held a number of leadership positions in advertising and marketing prior to his tenure as President and Chief Executive Officer from 2001 until March 2016. Since his retirement from L.L. Bean, Inc. in 2016, he has been serving as a professional director. Mr. McCormick previously served as a director of Sun Life Financial, Inc. (financial services company) from 2017 to 2019, where he served as a member of the compensation committee and nominating corporate governance committee.

Qualifications: Mr. McCormick's qualifications to serve on the Board include his extensive leadership experience as a chief executive officer of a retail company, his service on the boards of other public companies and his qualification as an "audit committee financial expert," as defined by applicable SEC Rules.

Other Directorships: Levi Strauss & Co. (clothing retailer) since 2016, where he is a member of the audit committee and the nominating and governance committee.



Age: 51
Director since: 2021
Committees:
• Audit
• Nominating / Corporate Governance

KIMBERLEY A. NEWTON

Ms. Newton is the founder and Chief Executive Officer of Alexis Enterprises, LLC, which includes the Intentional Pause Project (media, product, and experiential platform aimed at empowering women to expand the impact of their leadership). Ms. Newton is the former Senior Vice President Consumer Experience of Hallmark Cards, Inc. (greeting card manufacturer) from 2017 to 2019. Ms. Newton joined Hallmark Cards, Inc. in 1996 and held a number of leadership positions in marketing and strategy before serving as Vice President North America Strategy and Planning from 2011 to 2015 and Vice President Corporate Strategy and Business Development from 2015 to 2017.

During her more than 20 years with Hallmark Cards, Inc., she influenced global corporate strategy and led transformation across a diversified portfolio of top brands by reimagining strategies and capabilities through a future-looking, digitally-enabled, and customer-focused lens. Ms. Newton has been recognized as a top African American in corporate America and is an active investor in and advisor to several female-led businesses.

Qualifications: Ms. Newton's qualifications to serve on the Board include her extensive experience in consumer marketing, corporate strategy, business development, omnichannel consumer experience, P&L management and digital transformation.



Age: 71
Director since: 2015
Term to end at the Annual Meeting
Committees:
• Human Capital and Compensation (Chair)
• Nominating / Corporate Governance

NANCY A. REARDON

Ms. Reardon is the former Senior Vice President and Chief Human Resources and Communications Officer of Campbell Soup Company (food manufacturer). Since her retirement from Campbell Soup Company in 2012, she has been serving as a professional director.

Additionally, Ms. Reardon served as Executive Vice President of Human Resources for Comcast Cable Communications, Inc. (telecommunications provider) from 2002 to 2004. Prior to that, Ms. Reardon served as Partner and Executive Vice President, Human Resources and Corporate Affairs for Borden Capital Management Partners (consumer products retailer) from 1997 to 2002, where she developed financial and merger and acquisition skills through her involvement in multiple transactions for a portfolio of operating companies. Ms. Reardon previously served as a director of Warnaco Group, Inc. (apparel retailer) where she served as a member of the audit committee and the compensation committee.

Qualifications: Ms. Reardon's qualifications to serve on the Board include her extensive experience in senior management roles, her experience on the boards of other public companies and private and charitable organizations, her experience leading human resources departments and in communications and public affairs, her leadership skills and her skills in human capital management, talent development and succession planning.

Other Directorships: Signet Jewelers Limited (jewelry retailer) since 2018, where she chairs the human capital management and compensation committee and serves on the corporate citizenship and sustainability committee.



Age: 57
Director since: 2015
Committees:
• Audit
• Nominating /Corporate Governance (Chair)
• Capital Allocation Planning

WENDY L. SCHOPPERT

Ms. Schoppert is the former Executive Vice President and Chief Financial Officer of Sleep Number Corporation (smart bed and wellness technology retailer and manufacturer) from June 2011 to February 2014, where she also served as Chief Information Officer and led Marketing, Digital, International, and New Channel Development. Since her retirement from Sleep Number Corporation in 2014, she has been serving as a professional director.

Prior to joining Sleep Number, Ms. Schoppert led the Private Asset Management division of US Bank (financial services company) from 2004 to 2005 and served as Head of Product, Marketing & Corporate Development for U.S. Bank's Asset Management division from 2002 to 2004. Ms. Schoppert began her career in the airline industry, serving in various financial, strategic and general management leadership positions at American Airlines, Northwest Airlines and America West Airlines. Ms. Schoppert also previously served as a director of The Hershey Company (a global snacking company) from 2017 to 2023.

Qualifications: Ms. Schoppert's qualifications to serve on the Board include her qualification as an "audit committee financial expert," as defined by applicable SEC Rules, her extensive retail experience across finance, information technology, digital and marketing, and her significant financial leadership and expertise with respect to the oversight of financial reporting and disclosure for public companies.

Other Directorships: DaVita, Inc. (a healthcare company) since 2023, where she serves on the audit committee and compliance and quality committee; The ODP Corporation (a provider of business services, products and digital workplace technology solutions), since 2020, where she chairs the compensation & talent committee and serves on the audit committee; and Bremer Financial Corporation (a financial services firm) since 2017, where she serves on the audit committee and the compensation committee.



Age: 47
Director since: 2024
Committees:
• Audit
• Capital Allocation Planning

MAUREEN B. SHORT

Ms. Short is the former Chief Financial Officer of Upbound Group, Inc., formerly known as Rent-A-Center (a lease-to-own discount retailer), from 2016 to 2022. Prior to serving as Upbound's Chief Financial Officer, Ms. Short spent eight years with Upbound Group, Inc. in roles with increasing responsibility including Senior Vice President of Finance, Investor Relations and Treasury; Senior Vice President of Finance, Analytics and Reporting; Vice President of Analytics and Reporting; and Director of Financial Planning and Analysis. Prior to joining Upbound, Ms. Short held strategic planning and finance positions with Blockbuster and Sprint.

Qualifications: Ms. Short's qualifications to serve on the Board include her qualification as an "audit committee financial expert," as defined by applicable SEC Rules, her extensive experience in senior management roles, her extensive discount retail experience in finance, investor relations and strategic planning roles, and her significant financial leadership and expertise with respect to the oversight of financial reporting and disclosure for public companies.



Age: 57
Director since: 2018
Committees:
• None

BRUCE K. THORN

Mr. Thorn is our President and Chief Executive Officer. Before joining Big Lots in September 2018, he served as President (since 2017) and Chief Operating Officer (since 2015) of Tailored Brands, Inc. (a leading specialty retailer of men's tailored clothing and formalwear) until 2018. Mr. Thorn also previously held various enterprise-level roles with PetSmart, Inc. (a pet supply retailer), most recently as Executive Vice President, Store Operations, Services and Supply Chain, as well as leadership positions with The Gap, Inc., Cintas Corp, LESCO, Inc. and The United States Army.

Qualifications: Mr. Thorn's qualifications to serve on the Board include his day-to-day leadership as President and Chief Executive Officer of Big Lots, strong leadership skills, proven management capabilities and more than 25 years of diverse retail and services experience.

Other Directorships: Caleres, Inc. (a footwear company) since 2022, where he serves on the culture, compensation, and people committee and the technology and digital commerce committee.

THE BOARD RECOMMENDS THAT YOU VOTE <u>FOR</u> THE ELECTION OF EACH NOMINEE LISTED ABOVE.

GOVERNANCE

The following table sets forth some of our key governance policies and practices we have implemented to advance the objectives and long-term interests of our shareholders:

Governance Highlights	
• *Eight of our nine director nominees are independent*	• *Five of our eight independent director nominees are women*
• *Annual election of all directors and Majority Voting Standard*	• *Annual board and committee self-evaluations*
• *Proxy access for our shareholders*	• *We have a non-executive chair*
• *Executive session of non-employee directors at all regularly scheduled board meetings*	• *Director orientation and continuing education*
• *All committees composed of independent directors*	• *Limit of 4 public company directorships Board members may hold*
• *Annual shareholder engagement*	• *Mandatory Board retirement at age 72*

Board Leadership and Independent Chair of the Board

The Board is currently composed of the individuals identified in Proposal One, including Ms. Gottschalk and Ms. Reardon whose terms will end at the Annual Meeting. Each of the directors (other than Mr. Thorn, our Chief Executive Officer ("CEO") and President), qualifies as an independent (as defined by the applicable NYSE rules) non-employee director ("non-employee directors"). Ms. Jamison, a non-employee director, currently serves as non-executive Chair of the Board ("Chair"). The Board believes it should have the flexibility to establish a leadership structure that works best for us at a particular time, and it reviews that structure from time to time, including in the context of a change in leadership. The Chair works with management to plan the agendas for meetings of the Board, chairs the Board meetings, and is responsible for briefing our CEO, as needed, concerning executive sessions of the independent members of the Board. The Chair also determines when additional meetings of the Board are needed. Additionally, the Chair communicates informally with other directors between meetings of the Board to foster free and open dialogue among directors.

Board Meetings in Fiscal 2023

The Board held eleven meetings during fiscal 2023. During fiscal 2023, each director attended at least 75% of the aggregate of the total number of meetings of the Board and the committees on which he or she served (in each case, held during the periods that he or she served). All of our then current directors attended our 2023 Annual Meeting of Shareholders as required by our Corporate Governance Guidelines. In addition, the non-employee directors met in executive session at each of the Board's regularly scheduled meetings.

Role of the Board's Committees

The Board has standing Audit, Human Capital and Compensation, Nominating / Corporate Governance and Capital Allocation Planning Committees. Each of these committees reports its activities to the Board.

Audit Committee

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibility with respect to:

(1) the integrity of the financial reports and other financial information provided by us to our shareholders and others;

(2) our compliance with legal and regulatory requirements;

(3) the engagement of our independent registered public accounting firm and the evaluation of the firm's qualifications, independence and performance;

(4) the performance of our system of internal controls;

(5) the oversight of the performance of the internal audit function;

(6) our audit, accounting and financial reporting processes generally; and

(7) the evaluation of enterprise risk issues.

During fiscal 2023, Mses. Campos, Gottschalk, Newton and Schoppert and Mr. DiGrande served on our Audit Committee. Ms. Short joined the Audit Committee upon her appointment to the Board in March 2024. All members of the Audit Committee are independent as required by the Audit Committee's charter and by the applicable NYSE and SEC rules. The Board has determined that each member of the Audit Committee is "financially literate," as required by NYSE rules, and is an "audit committee financial expert," as defined by applicable SEC rules.

The functions of the Audit Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Audit Committee met four times during fiscal 2023.

Human Capital and Compensation Committee

The Human Capital and Compensation Committee discharges the responsibilities of the Board relating to the administration of our compensation programs, including the compensation program for our executive leadership team ("Leadership Team"), and provides input on our policies and strategies relating to human capital management. Our Leadership Team is composed of the current executives named in the Summary Compensation Table and other executives reporting to our CEO.

The responsibilities of the Human Capital and Compensation Committee include:

(1) establishing our general compensation philosophy;

(2) overseeing the development of our compensation programs;

(3) approving goals and objectives for the incentive compensation awarded to the Leadership Team;

(4) reviewing and recommending to the Board the other compensation for our CEO and the Leadership Team;

(5) reviewing plans for the leadership, development, retention and succession of the CEO's direct reports;

(6) administering our compensation programs;

(7) overseeing our policies and strategies relating to the management of our human capital; and

(8) reporting on the entirety of the executive compensation program to the Board.

The Human Capital and Compensation Committee annually conducts a compensation risk assessment. The purpose of the assessment is to identify risks arising from the Company's compensation policies, practices and programs and the controls in place to mitigate any such risks. The Human Capital and Compensation Committee determined that our compensation policies are consistent with our overall risk structure.

The Company has internal controls over the measurement and calculation of the performance measures, including operating profit, earnings per share, return on invested capital, sales, free cash flow, net income and relative total shareholder return. These controls, and the auditing of the Company's financial statements by an independent registered public accounting firm, are designed to keep the Company, including its compensation programs, from being susceptible to manipulation by associates. In addition, our associates are subject to the Company's Code of Business Conduct and Ethics which covers, among other things, accuracy of books and records.

During fiscal 2023, Mses. Gottschalk and Reardon and Messrs. Chambers, DiGrande and McCormick served on our Human Capital and Compensation Committee. All members of the Human Capital and Compensation Committee are independent as required by the Human Capital and Compensation Committee's charter and NYSE rules.

The functions of the Human Capital and Compensation Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Human Capital and Compensation Committee met seven times during fiscal 2023.

Nominating / Corporate Governance Committee

The responsibilities of the Nominating / Corporate Governance Committee include:

(1) recommending individuals to the Board for nomination as members of the Board and its committees;

(2) taking a leadership role in shaping our corporate governance policies and practices, including recommending to the Board changes to our Corporate Governance Guidelines and monitoring compliance with such guidelines;

(3) developing and recommending to the Board appropriate criteria for determining director independence;

(4) in coordination with the Human Capital and Compensation Committee, monitoring issues associated with CEO succession planning and management development;

(5) overseeing the evaluation of the Board and CEO; and

(6) reviewing the compensation of the members of the Board and recommending any changes to such compensation to the Board for its approval.

During fiscal 2023, Mses. Gottschalk, Newton, Reardon and Schoppert and Mr. DiGrande served on our Nominating / Corporate Governance Committee. All members of the Nominating / Corporate Governance Committee are independent as required by the Committee's charter and NYSE rules.

The functions of the Nominating / Corporate Governance Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Nominating / Corporate Governance Committee met four times during fiscal 2023.

Capital Allocation Planning Committee

The responsibilities of the Capital Allocation Planning Committee include:

(1) reviewing, at least annually, the Company's three-year capital expenditure outlook and expected returns, current year capital expenditure plan and associated returns and three-year liquidity outlook;

(2) periodically reviewing the Company's current year actual capital expenditures versus the current year capital expenditure plan, the Company's rolling twelve-month liquidity outlook, debt ratio and other ratios required for compliance with the Company's credit facilities and management's estimate of the Company's weighted-average cost of capital;

(3) reviewing management recommendations on the Company's declaration and payment of quarterly or special dividends on our Common Shares;

(4) reviewing management recommendations on the establishment and, upon establishment, execution of a share repurchase program;

(5)   periodically reviewing the Company's capital allocation strategy in comparison to peers and industry benchmarks; and

(6)   reviewing the Company's short-term investment policy.

During fiscal 2023, Mses. Campos and Schoppert and Messrs. Chambers, DiGrande and McCormick served on our Capital Allocation Planning Committee. Ms. Short joined the Capital Allocation Planning Committee upon her appointment to the Board in March 2024. All voting members of the Capital Allocation Planning Committee meet the NYSE independence requirements.

The functions of the Capital Allocation Planning Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Capital Allocation Planning Committee met nine times during fiscal 2023.

Selection of Nominees by the Board

The Nominating / Corporate Governance Committee has oversight over a broad range of issues relating to the composition and operation of the Board. The Nominating / Corporate Governance Committee is responsible for recommending to the Board the appropriate skills and qualifications required of Board members, based on our needs from time to time. The Nominating / Corporate Governance Committee also evaluates prospective director nominees against the standards and qualifications set forth in the Corporate Governance Guidelines. Although the Nominating / Corporate Governance Committee has not approved any specific minimum qualifications that must be met by a nominee for director recommended by the Nominating / Corporate Governance Committee and has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees, the Nominating / Corporate Governance Committee considers factors such as the prospective nominee's relevant experience, character, intelligence, independence, commitment, judgment, prominence, age, and compatibility with our CEO, senior management and other members of the Board. The Nominating / Corporate Governance Committee also considers other relevant factors that it deems appropriate, including the current composition of the Board, the alignment of the Board members' skills and experiences with our strategic plan, diversity, experience with succession planning, crisis management, the balance of management and independent directors, public company experience and the need for committee expertise. Before commencing a search for a new director nominee, the Nominating / Corporate Governance Committee confers with the Board regarding the factors it intends to consider in its search.

In identifying potential candidates for Board membership, the Nominating / Corporate Governance Committee considers recommendations from the Board, shareholders and management, as well as proxy access candidates. Any shareholder who wishes to recommend a prospective director nominee to the Board must send written notice to: Chair of the Nominating / Corporate Governance Committee, Big Lots, Inc., 4900 E. Dublin-Granville Road, Columbus, Ohio 43081. The written notice must include the prospective nominee's name, age, business address, principal occupation, ownership of our Common Shares, information that would be required under the rules of the SEC in a proxy statement soliciting proxies for the election of such prospective nominee as a director, and any other information that is deemed relevant by the recommending shareholder. Shareholder recommendations that comply with these procedures and that meet the factors outlined above will receive the same consideration that the recommendations of the Board and management receive.

Pursuant to its written charter, the Nominating / Corporate Governance Committee has the authority to retain consultants and search firms to assist in the process of identifying and evaluating director candidates and to approve the fees and other retention terms for any such consultant or search firm.

Director Vote Standard and Policy

Our Amended Articles of Incorporation impose a majority vote standard in uncontested elections of directors and our Corporate Governance Guidelines contain a majority vote policy applicable to uncontested elections of directors. Article Eighth of our Amended Articles of Incorporation provides that if a quorum is present at the Annual Meeting, a director nominee in an uncontested election will be elected to the Board if the number of votes cast for such nominee's election exceeds the number of votes cast against and/or withheld from such nominee's election. The majority vote policy contained in our Corporate Governance Guidelines requires any nominee for director who does not receive more votes cast for such nominee's election than votes cast against and/or withheld as to his or her election to deliver his or her resignation from the Board to the Nominating / Corporate Governance Committee. Broker non-votes have no effect in determining whether the required affirmative majority vote has been obtained. Upon its receipt of such resignation, the Nominating / Corporate Governance Committee will promptly consider the resignation and recommend to the Board whether to accept the resignation or to take other action. The Board will act on the recommendation of the Nominating / Corporate Governance Committee no later than 100 days following the certification of the shareholder vote. The Nominating / Corporate Governance Committee, in making its recommendation, and the Board, in making its decision, will evaluate such resignation in light of the best interests of Big Lots and our shareholders and may consider any factors and other information they deem relevant; provided, however, that if the nominee for director who delivered such resignation also failed to receive more votes cast for such nominee's election than votes cast against and/or withheld as to his or her election at the immediately preceding meeting of shareholders involving the election of directors, the Board must accept the resignation. We will promptly publicly disclose the Board's decision in a periodic or current report to the SEC.

Determination of Director Independence

The Board affirmatively determined that all of the directors nominated for election at the Annual Meeting other than Mr. Thorn are independent of Big Lots, its subsidiaries and its management under the standards set forth in the NYSE rules, and no director nominee other than Mr. Thorn has a material relationship with Big Lots, its subsidiaries or its management aside from his or her service as a director.

In determining that each of the director nominees other than Mr. Thorn is independent, the Board considered charitable contributions to not-for-profit organizations of which these director nominees or their immediate family members are executive officers or directors and determined that each of the transactions and relationships it considered was immaterial and did not impair the independence of any of the directors.

In addition, all members of the Board's standing Audit Committee meet the independence standards required by the Audit Committee's charter and by the applicable NYSE and SEC rules. All members of the Human Capital and Compensation Committee meet the independence standards required by the Human Capital and Compensation Committee's charter and NYSE rules.

Related Person Transactions

Our Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Financial Professionals, and human resources policies prohibit (without the consent of the Board or the Nominating / Corporate Governance Committee) directors, officers and employees from engaging in transactions that conflict with our interests or that otherwise usurp corporate opportunities.

Pursuant to our written related person transaction policy, the Nominating / Corporate Governance Committee evaluates "related person transactions." Consistent with SEC rules, we consider a related person transaction to be any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which Big Lots or a subsidiary thereof is, was or will be a participant:

(1) involving more than $120,000; and

(2) in which any of our directors, nominees for director, executive officers, holders of more than five percent of our Common Shares or their respective immediate family members had, has or will have a direct or indirect material interest.

Under our policy, our directors, executive officers and other members of management are responsible for bringing all transactions, whether proposed or existing, of which they have knowledge and which they believe may constitute related person transactions to the attention of our General Counsel. If our General Counsel determines that the transaction constitutes a related person transaction, our General Counsel will notify the chair of the Nominating / Corporate Governance Committee. Thereafter, the Nominating / Corporate Governance Committee will review the related person transaction, considering all factors and information it deems relevant, and either approve or disapprove the transaction in light of what the Committee believes to be the best interests of Big Lots and our shareholders. If advance approval is not practicable or if a related person transaction that has not been approved is discovered, the Nominating / Corporate Governance Committee will promptly consider whether to ratify the related person transaction. Where advance approval is not practicable or we discover a related person transaction that has not been approved and the Committee disapproves the transaction, the Committee will, taking into account all of the factors and information it deems relevant (including the rights available to us or other parties under the transaction), determine whether we should amend, rescind or terminate the transaction in light of what it believes to be the best interests of Big Lots and its shareholders.

Examples of factors and information that the Nominating / Corporate Governance Committee may consider in its evaluation of a related person transaction include:

(1) our reasons for entering into the transaction;

(2) the terms of the transaction;

(3) the benefits of the transaction to us;

(4) the comparability of the transaction to similar transactions with unrelated third parties;

(5) the materiality of the transaction to each party;

(6) the nature of the related person's interest in the transaction;

(7) the potential impact of the transaction on the status of an independent director; and

(8) the alternatives to the transaction.

Additionally, each director, nominee for director and executive officer must complete an annual questionnaire that requires written disclosure of any related person transaction.

Oversight of Corporate Strategy

The Board actively oversees management's establishment and execution of corporate strategy, including major business and organizational initiatives, annual budget and long-term strategic plans, capital allocation priorities and potential corporate development opportunities. At the Board and committee meetings and throughout the year, the Board regularly receives information and formal updates from our management and actively engages with the Leadership Team with respect to our corporate strategy, oversight of corporate culture and human capital management. The Board's independent directors also hold regularly scheduled executive sessions at which strategy is discussed.

Board's Role in Risk Oversight

The Board and its committees play an important role in overseeing the identification, assessment and mitigation of short-term, intermediate-term and long-term risks that are material to us. In fulfilling this responsibility, the Board and its committees regularly consult with management to evaluate and, when appropriate, modify our risk management strategies. We believe that we have a robust internal enterprise risk management function led by our internal auditors and overseen by a Risk Council that is co-chaired by our Chief Financial and Administrative Officer and Chief Legal and Governance Officer and includes the leaders of each functional area within the Company. The Risk Council reviews and assesses potential enterprise risks on at least an annual basis through interviews with our senior leaders and with members of the Board. The Risk Council convenes quarterly with the Chief Executive Officer, assesses our enterprise risks, and categorizes such risks into three tiers. The Audit Committee oversees the enterprise risk management function generally, but, depending on which risks are designated as Tier 1, each Board committee may oversee one or more of such risks and is otherwise responsible for evaluating certain non-enterprise level risks and overseeing the management of such risks. The entire Board participates in the enterprise risk management process and reviews Tier 1, 2, and 3 enterprise risks at least annually. The Board is regularly informed about specific Tier 1 risks and other non-enterprise level risks through reports of its committees.

The Board oversees the conduct of our business and the assessment of our business and other enterprise risks to evaluate whether the business is being properly managed. The Board also oversees the processes for maintaining our integrity with regard to our financial statements and other public disclosures, and compliance with law and ethics. The Board retains oversight responsibility for these risk issues instead of allocating oversight for them to a Board committee as a result of the experience of various Board members with respect to these risk issues that are not represented on any single committee.

The Audit Committee assists the Board in fulfilling its oversight responsibility relating to the performance of our system of internal controls, legal and regulatory compliance, our audit, accounting and financial reporting processes, and the evaluation of the enterprise risk management function. In carrying out these responsibilities, the Audit Committee, among other things, meets with our independent registered public accounting firm (with and without management present) on a quarterly basis to discuss the firm's review of our interim financial information and, after our fiscal year end, to discuss the firm's audit of our annual consolidated financial statements and internal control over financial reporting. The Audit Committee also meets quarterly with our internal auditors and receives an annual risk assessment report from our internal auditors.

The Human Capital and Compensation Committee is responsible for overseeing the management of risks relating to our compensation programs, human capital management (including diversity, equity and inclusion) and succession planning. The Human Capital and Compensation Committee annually conducts a compensation risk assessment to identify risks arising from the Company's compensation policies, practices and programs and the controls in place to mitigate any such risks. The Human Capital and Compensation Committee also discusses with its independent compensation consultant the risks presented by our compensation policies, practices and programs.

The Nominating / Corporate Governance Committee manages risks associated with corporate governance, related person transactions, CEO and Board succession planning, and business conduct and ethics. The Capital Allocation Planning Committee is responsible for overseeing risks related to our liquidity and allocation of capital. The Environmental, Social and Governance Committee, a management committee that reports to the Nominating / Corporate Governance Committee, reviews and evaluates the Company's risk management policies and practices with respect to ESG Matters (as defined below in "Environmental, Social and Governance Practices") and considers the future impact of such matters on our operations, performance or public image.

Cybersecurity Risk Oversight

Information security is the responsibility of our Information Security team, which is overseen by our Chief Information Security Officer and Chief Technology Officer. We leverage the National Institute of Standards and Technology (NIST) Cybersecurity Framework to measure our security posture, deliver risk management and provide effective security controls.

Our information security practices include the development, implementation and improvement of policies and procedures to safeguard information and ensure availability of critical data and systems. Our Information Security team conducts annual information security awareness training for employees involved in our systems and processes that handle customer data and audits of our systems and enhanced training for certain specialized personnel. Our practices also include the review and assessment of our internal incident response preparedness by independent third parties who help us identify areas for continued focus and improvement.

Our Audit Committee is responsible for cybersecurity and information security risk oversight. On at least a quarterly basis, the Audit Committee receives a cybersecurity and information security report from our Chief Technology Officer, which details our risk exposures related to our information technology systems and data privacy. These management updates are designed to inform the Audit Committee of any potential risks related to our information technology systems and data privacy, as well as any relevant mitigation or remediation tactics being implemented.

In addition to managing our internal information security risk programs, we maintain cyber risk insurance as part of our risk mitigation efforts. Our insurance covers situations arising from, among other things, cyber-related breaches and interruptions in the business continuity of our computing environment as well as certain coverage for underinsured third parties with whom we may be engaged. These policies are annually reviewed by industry underwriters at which time our security practices, programs, processes, and procedures are thoroughly disclosed, reviewed and evaluated for purposes of determining our insurability.

Environmental, Social and Governance Practices

The Board has primary responsibility for overseeing environmental, health and safety, corporate social responsibility, corporate governance, sustainability and other public policy matters relevant to the Company ("ESG Matters"), including overseeing the management of risks relating to ESG matters. The Board executes its oversight duties in part by assigning responsibility to committees of the Board to oversee the management of ESG Matters and ESG risks that fall within their respective areas. Our Nominating / Corporate Governance Committee assists the Board in fulfilling the Board's oversight responsibility relating to the evaluation of ESG risk and has responsibility under its charter to oversee ESG Matters. Our internal Environmental, Social and Governance Committee supports the Company's ongoing commitment to ESG Matters. The Environmental, Social and Governance Committee takes a leadership role in (a) developing the Company's general strategy with respect to ESG Matters, (b) overseeing the development of policies and practices relating to ESG Matters based on such strategy and the integration of such policies and practices into the Company's business operations and strategy, (c) overseeing communications with employees, investors and stakeholders regarding ESG Matters and (d) monitoring and assessing developments relating to, and improving the Company's understanding of, ESG Matters. The Environmental, Social and Governance Committee is comprised of our Chief Legal and Governance Officer, our Chief Financial and Administrative Officer and the leaders of our Compliance/Social, Diversity, Equity & Inclusion (DEI), Investor Relations, Public Relations and Sustainability functions. The duties and responsibilities of the Environmental, Social and Governance Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption.

We recognize the value of creating a diverse, equitable, and inclusive workplace. As part of our commitment to DEI, we maintain a Diversity, Equity, and Inclusion Council, which is comprised of associates from our stores, distribution centers, and corporate headquarters who represent various job levels, locations, ages, genders, languages, work shifts, races, sexual orientations, and leadership styles, to lead the development and advancement of our DEI strategy. Additionally, our Diversity, Equity, and Inclusion Executive Advisory Committee, which is comprised of senior leaders, provides guidance to the DEI Council, approves our DEI strategy and promotes its achievement throughout our organization. In 2022 and 2023, we integrated our conscious inclusion program into the onboarding process for all of our associates, which we developed to build awareness of our DEI strategy, educate our associates on how we can improve DEI, and further promote our already strong culture of belonging and empowerment among our associates. Under its charter, the Human Capital and Compensation Committee is responsible for overseeing our human capital policies and strategies, including with respect to DEI matters.

Our vision is to be the BIG difference for a better life, and we seek to deliver on that vision by building stronger communities where all families can thrive. Through our culture of philanthropy, we remain dedicated to making a positive impact on the places we call home. The Big Lots Foundation is focused on improving the lives of families and children facing challenges in four key areas — hunger, housing, healthcare, and education — which we believe are the most basic needs of any community. We carry out our philanthropy strategy through key programs and relationships, including national point-of-sale donations campaigns that engage our customers and associates around the country to raise dollars and awareness for causes that impact all of us; Big Lots Foundation giving to invest in organizations that are fulfilling the Big Lots Foundation's mission in communities where our stakeholders live and work; volunteerism and community engagement that empowers our associates to give their time and talents to the causes they care about most; and in-kind donations of our products to nonprofit partners, which allows us to support local communities and reduce our environmental impact. To date, the Big Lots Foundation has donated approximately $25 million to help fulfill our philanthropic vision.

In April 2023, we published our second corporate social responsibility report, titled "BIG Cares," which addresses our environmental, social and governance policies, initiatives and achievements. A copy our corporate social responsibility reports are available on our website (www.biglots.com). The contents of our website, including our corporate social responsibility reports, are not incorporated by reference in, or otherwise made a part of, this Proxy Statement.

Corporate Governance Guidelines

Our Corporate Governance Guidelines comply with applicable NYSE rules and can be found in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption.

Code of Business Conduct and Ethics & Code of Ethics for Financial Professionals

We have a Code of Business Conduct and Ethics, which applies to all of our directors, officers and employees. We also have a Code of Ethics for Financial Professionals which applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions. Both the Code of Business Conduct and Ethics and the Code of Ethics for Financial Professionals are available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. We intend to post amendments to or waivers from any applicable provision (related to elements listed under Item 406(b) of Regulation S-K) of the Code of Business Conduct and Ethics and the Code of Ethics for Financial Professionals (in each case, to the extent applicable to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions), if any, in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption.

Human Capital and Compensation Committee Interlocks and Insider Participation

During fiscal 2023, Mses. Gottschalk and Reardon and Messrs. Chambers, DiGrande and McCormick served on our Human Capital and Compensation Committee. No member of our Human Capital and Compensation Committee serves, or at any time has served, as one of our officers or employees or has, or during fiscal 2023, had a material interest in any related person transaction, as defined in Item 404 of Regulation S-K. None of our executive officers serves or, during fiscal 2023, served as a member of the board of directors or compensation committee of any other company that has or had an executive officer serving as a member of the Board or our Human Capital and Compensation Committee.

Communications with the Board

Shareholders and other parties interested in communicating directly with the Board, with specified individual directors or with the non-employee directors as a group, may do so by writing to Big Lots Board of Directors, 4900 E. Dublin-Granville Road, Columbus, Ohio 43081. Under a process approved by the Nominating / Corporate Governance Committee for handling correspondence received by us and addressed to non-employee directors, our Chief Legal Officer reviews all such correspondence and forwards to the Board or appropriate members of the Board a summary and/or copies of any such correspondence that deals with the functions of the Board, members or committees thereof or otherwise requires their attention. Directors may at any time review a log of all correspondence received by us and directed to members of the Board and may request copies of any such correspondence. Concerns relating to our accounting, internal accounting controls or auditing matters will be referred to the Audit Committee. Concerns relating to the Board or members of senior management will be referred to the Nominating / Corporate Governance Committee. Parties submitting communications to the Board may choose to do so anonymously or confidentially.

DIRECTOR COMPENSATION

Under the Big Lots, Inc. Non-Employee Director Compensation Package established by the Board, each non-employee director is compensated for Board and committee participation in the form of retainers and fees and a restricted stock unit award.

Retainers and Charitable Contributions

During fiscal 2023, Messrs. Chambers, DiGrande, Kingsbury and McCormick and Mses. Campos, Gottschalk, Jamison, Newton, Reardon and Schoppert qualified as non-employee directors and, as a result, received compensation for their Board service. Due to our employment of Mr. Thorn in fiscal 2023, he did not qualify as a non-employee director and did not receive compensation for his services as a director. The compensation received by Mr. Thorn as an employee is shown in the Summary Compensation Table included in this Proxy Statement.

We pay our non-employee directors retainers and fees on a quarterly basis. For fiscal 2023, the annual retainers we paid to non-employee directors consisted of: (1) an annual retainer of $85,000 for each non-employee director other than the nonexecutive chair; (2) an annual retainer of $185,000 for the nonexecutive chair; (3) an additional annual retainer of $35,000 for the chair of the Audit Committee; (4) an additional annual retainer of $25,000 for the chair of the Human Capital and Compensation Committee; (5) an additional annual retainer of $20,000 for the chair of the Nominating / Corporate Governance Committee and the chair of the Capital Allocation Planning Committee; (6) an additional annual retainer of $17,500 for each other member of the Audit Committee; (7) an additional annual retainer of $12,500 for each other member of the Human Capital and Compensation Committee; and (8) an additional annual retainer of $10,000 for each other member of the Nominating / Corporate Governance Committee and each other member of the Capital Allocation Planning Committee.

Each term during which our non-employee directors serve on the Board, we donate an aggregate annual amount of up to $15,000 to charitable organizations nominated by the non-employee director and make matching charitable donations in an aggregate amount of up to $15,000 to charitable organizations to which the non-employee director makes contributions.

Restricted Stock Units

In May 2023, our nonexecutive chair received a restricted stock unit award having a grant date fair value equal to approximately $245,000 (32,100 Common Shares) and our other non-employee directors received a restricted stock unit award having a grant date fair value equal to approximately $145,000 (19,003 Common Shares). The restricted stock unit awards were made under the terms of the 2020 LTIP and will be settled in our Common Shares on the earlier to occur of (1) the trading day immediately preceding the Annual Meeting or (2) the non-employee director's death or disability (as defined in the 2020 LTIP). The non-employee director will forfeit the restricted stock units if the non-employee director ceases to serve on the Board before either settlement event occurs. Our non-employee directors may defer all or any portion of their restricted stock unit award until the earlier to occur of (1) the date specified by the non-employee director, (2) the non-employee director's death or disability or (3) the date the non-employee director ceases to serve as a member of the Board. The non-employee directors must make any deferral election on or before December 31 of the year preceding the grant of the restricted stock unit award (e.g., December 31, 2022 for awards granted in 2023) or, in the case of a newly elected director, within thirty days of the date they become eligible to participate in the 2020 LTIP.

Director Compensation Table for Fiscal 2023

The following table summarizes the total compensation for fiscal 2023 for each of our non-employee directors.

Name[1] (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)[2][3] (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($)[4] (g)	Total ($) (h)
Ms. Campos	112,500	144,993	—	—	—	15,900	273,393
Mr. Chambers	107,500	144,993	—	—	—	5,000	257,493
Mr. DiGrande	109,063	144,993	—	—	—	2,500	256,556
Ms. Gottschalk	139,375	144,993	—	—	—	15,000	299,368
Ms. Jamison	185,000	244,999	—	—	—	5,000	434,999
Mr. Kingsbury[5]	3,494	—	—	—	—	—	3,494
Mr. McCormick	117,500	144,993	—	—	—	15,000	277,493
Ms. Newton	112,500	144,993	—	—	—	15,000	272,493
Ms. Reardon	120,000	144,993	—	—	—	28,500	293,493
Ms. Schoppert	132,500	144,993	—	—	—	9,400	286,893

(1) Ms. Short was appointed to the Board on March 1, 2024 and, as a result, she did not receive any compensation for service as a director in fiscal 2023.

(2) Amounts in this column reflect the aggregate grant date fair value of the restricted stock unit awards granted to the non-employee directors in fiscal 2023 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"). The full grant date fair value of the fiscal 2023 restricted stock unit award granted to our nonexecutive chair and each non-employee director was based on individual awards of 32,100 and 19,003 Common Shares, respectively, at a per Common Share value of $7.63 on the grant date. In accordance with ASC 718 and the 2020 LTIP, the per Common Share grant date value is the closing price of our Common Shares on the NYSE on the grant date.

(3) As of February 3, 2024, Mr. DiGrande held 26,055 restricted stock units, Ms. Jamison held 48,608 restricted stock units, Mr. McCormick held 28,041 restricted stock units, Ms. Reardon held 30,249 restricted stock units, Ms. Schoppert held 34,005 restricted stock units, and Mses. Campos, Gottschalk and Newton and Mr. Chambers held 19,003 restricted stock units

(4) Amounts in this column reflect both matching contributions and payments made by us during fiscal 2023 to charitable organizations nominated by the specified directors.

(5) Mr. Kingsbury resigned from the Board on February 3, 2023 and, as a result, he did not receive a restricted stock unit award in fiscal 2023.

STOCK OWNERSHIP

Ownership of Our Common Shares by Certain Beneficial Owners and Management

The following table sets forth certain information with regard to the beneficial ownership of our Common Shares by each holder of more than five percent of our Common Shares, each director, each director nominee, each of the current and former executive officers named in the Summary Compensation Table, and all executive officers, directors and director nominees as a group. The assessment of holders of more than five percent of our Common Shares is based on a review of and reliance upon their respective filings with the SEC. Except as otherwise indicated, all information is as of the Record Date.

Name and Address of Beneficial Owner or Identity of Group[1]	Amount and Nature of Beneficial Ownership[2]	Percent of Outstanding Common Shares
Sandra Y. Campos	26,055	*
James R. Chambers	52,922	*
Sebastian J. DiGrande	41,733	*
Margarita Giannantonio	14,169	*
Marla C. Gottschalk	47,953	*
Cynthia T. Jamison	58,051	*
Christopher J. McCormick	50,733	*
Kimberley A. Newton	26,055	*
Jonathan E. Ramsden	90,254	*
Nancy A. Reardon	46,103	*
Ronald A. Robins, Jr.	88,083	*
Michael A. Schlonsky	120,683	*
Wendy L. Schoppert	38,849	*
Maureen B. Short	0	*
Bruce K. Thorn	372,569	1.3%
FMR LLC[3]	2,776,184	9.4%
BlackRock, Inc.[4]	2,299,552	7.8%
Liechtensteinische Landesbank Aktiengesellschaft[5]	2,294,300	7.8%
The Vanguard Group, Inc.[6]	1,542,139	5.2%
All directors, nominees and executive officers as a group (14 persons)	1,060,043	3.6%

---

*   Represents less than 1.0% of the outstanding Common Shares.

(1)   Unless otherwise indicated, the address for each director and officer is c/o Big Lots, Inc., 4900 E. Dublin-Granville Road, Columbus, Ohio, 43081.

(2)   Each person named in the table has sole voting power and sole dispositive power with respect to all Common Shares shown as beneficially owned by such person, except as otherwise stated in the footnotes to this table. The amounts set forth in the table include Common Shares that may be acquired within 60 days of the Record Date through the vesting of restricted stock unit awards are as follows: Ms. Campos: 19,003; Mr. Chambers: 19,003; Mr. DiGrande: 19,003; Ms. Gottschalk, 19,003; Ms. Jamison: 32,110; Mr. McCormick: 19,003; Ms. Newton: 19,003; Ms. Reardon: 19,003; and Ms. Schoppert: 19,003.

(3)   In its Schedule 13G/A filed on February 9, 2024, FMR LLC and Abigail P. Johnson (a director and Chair and Chief Executive Officer of FMR LLC), 245 Summer Street, Boston, Massachusetts 02210, stated that they beneficially owned and had sole dispositive power over the number of Common Shares reported in the table as of December 31, 2023 and had no shared voting power or shared dispositive power over any of the reported shares. The Schedule 13G/A further stated that FMR LLC had sole

voting power over 2,774,575 of the reported shares and Ms. Johnson had no sole voting power over any of the reported shares.

(4) In its Schedule 13G/A filed on January 26, 2024, BlackRock, Inc., 55 East 52nd Street, New York, NY 10055, stated that it beneficially owned the number of Common Shares reported in the table as of December 31, 2023, had sole voting power over 2,256,412 of the shares and sole dispositive power over 2,299,552 of the shares, and had no shared voting power or shared dispositive power over any of the reported shares.

(5) In its Schedule 13G filed on January 22, 2024, Liechtensteinische Landesbank Aktiengesellschaft and its wholly-owned subsidiary, LLB Fund Services AG, stated that they beneficially owned the number of Common Shares reported in the table as of December 31, 2023, and had shared voting and dispositive power over the reported shares.

(6) In its Schedule 13G/A filed on February 13, 2024, The Vanguard Group, Inc., 100 Vanguard Blvd., Malvern, PA 19355, stated that it beneficially owned the number of Common Shares reported in the table as of December 31, 2023, had sole dispositive power over 1,518,372 of the shares, had shared dispositive power over 23,767 of the shares, had shared voting power over 12,904 of the shares and had no sole voting power over any of the reported shares.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis, or CD&A, describes the compensation program for our named executive officers for fiscal 2023, who are listed below:

Bruce K. Thorn
President and Chief Executive Officer

Jonathan E. Ramsden
Executive Vice President, Chief Financial and Administrative Officer

Margarita Giannantonio*
Former Executive Vice President, Chief Merchandising Officer

Michael A. Schlonsky
Executive Vice President, Chief Human Resources Officer

Ronald A. Robins, Jr.
Executive Vice President, Chief Legal and Governance Officer, General Counsel and Corporate Secretary

———————————————

(*) Ms. Giannantonio's employment as our Executive Vice President, Chief Merchandising Officer ended on March 19, 2024.

EXECUTIVE SUMMARY

Company Performance in Fiscal 2023

We made progress in our turnaround efforts in fiscal 2023 by delivering sequential improvement in comparable sales and gross margin rate throughout the year, while continuing to take out costs and maintaining liquidity. We expect continued progress throughout fiscal 2024 and see a path to positive comparable sales and a return to profitability despite the extremely challenging consumer and macroeconomic environment that we have faced since fiscal 2022 and that continues into fiscal 2024.

The following charts set forth our (1) net sales, (2) net (loss) income, (3) adjusted net (loss) income, (4) diluted (loss) earnings per common share, (5) adjusted diluted (loss) earnings per common share, (6) increase in comparable sales for stores open at least fifteen months plus our e-commerce operations, (7) operating (loss) income and (8) adjusted free cash flow (as defined for purposes of the performance share units ("PSUs") we granted to our named executive officers in fiscal 2023) for fiscal 2021, fiscal 2022 and fiscal 2023 (reconciliations of adjusted net (loss) income, adjusted diluted (loss) earnings per common share and adjusted free cash flow (each a non-GAAP financial measure) to net (loss) income, diluted earnings per share and operating (loss) income (the most directly comparable GAAP financial measures), respectively, are attached to this Proxy Statement on Appendix A). The Committee defined adjusted free cash flow for purposes of the fiscal 2023 PSU awards as adjusted EBITDA minus capital expenditures, plus or minus change in inventory compared to the prior year. We are including adjusted free cash flow (as defined for purposes of the fiscal 2023 PSU awards) in the charts below to provide additional context regarding the calculation and amount of this financial measure over our past three fiscal years which we believe will provide helpful information for evaluating our executive compensation program for fiscal 2023.



Net Sales



Net (Loss) Income



Adjusted Net (Loss) Income



Diluted (Loss) Earnings Per Common Share



Adjusted Diluted (Loss) Earnings Per Share



Comparable Sales Increase



Operating (Loss) Income

- 2021: $239,753,000
- 2022: $(261,500,000)
- 2023: $(387,357,000)

Adjusted Free Cash Flow

- 2021: $(70,949,000)
- 2022: $(126,391,000)
- 2023: $(74,707,000)

Key Executive Compensation Actions in Fiscal 2023

- **Bifurcation of Annual Cash Incentive Awards.** In light of the extremely difficult consumer and macroeconomic environment and the uncertain economic conditions at the time the Human Capital and Compensation Committee (referred to as the Committee in this CD&A) conducted its annual evaluation of our executive compensation program in February 2023, the Committee bifurcated the annual cash incentive award for the named executive officers in fiscal 2023 into (1) a discretionary award based on management's achievement of progress against the goals of Operation North Star during the first half of fiscal 2023 and (2) an objective corporate performance-based award based on our adjusted operating income (weighted 65%) and comparable sales (weighted 35%) during the second half of fiscal 2023. Each named executive officer's total annual cash incentive award for fiscal 2023 was weighted 20% for the discretionary award and 80% for the corporate performance-based award.

- **Long-Term Equity Incentive Awards.** An extremely difficult consumer and macroeconomic environment negatively impacted Company performance in fiscal 2022 and created a significant gap between the total realizable compensation and the total target compensation of our named executive officers for fiscal 2021 and fiscal 2022. As a result, the Committee awarded shareholder value creation performance share units ("SVCAs") to our named executive officers in fiscal 2023 in addition to the PSUs and restricted stock units ("RSUs") it has historically awarded. The SVCAs are subject to vesting in one-third tranches based upon the closing price of our Common Shares equaling or exceeding the following thresholds for 20 consecutive trading days on or before the third anniversary of the grant date: $25.00, $32.50 and $40.00. No Common Shares will be issued with respect to vested SVCAs before the third anniversary of the grant date. The PSUs are subject to relative total shareholder return ("rTSR"), adjusted free cash flow (adjusted EBITDA minus capital expenditures plus or minus change in inventory compared to the prior fiscal year) ("FCF") and adjusted earnings per share — diluted ("EPS") performance measures weighted 20%, 40% and 40%, respectively. The grant date fair value of the Common Shares on March 23, 2023, when the PSUs, RSUs, SVCAs were granted, was $10.04 per share. The number of 2023 PSUs and RSUs granted was based on an assumed fair value of $13.40 per share, resulting in a discount of approximately 25% to the targeted grant value, and the number of SVCAs granted was based on a fair value of $15.00 per value, resulting in a discount of approximately 33% to the targeted grant value.

- **Payouts on Annual Cash Incentive Awards.** Based on the Committee's assessment of various actions taken and results achieved by management in connection with Operation North Star during the first half of fiscal 2023, each of our named executive officers earned a payout at target under the discretionary annual incentive award for fiscal 2023. Based on the Company's adjusted operating profit and comparable sales for the second half of fiscal 2023, each of our named executive officers also earned a payout at 64.6% of target under the objective corporate performance-based annual incentive award for fiscal 2023.

- **Vesting of Long-Term Equity Incentive Awards.**

    - *2021 PSU Awards.* Based on the Company's EPS and adjusted return on invested capital ("ROIC") over the past three years, none of the PSUs we granted in fiscal 2021 vested.

    - *2022 RSU Awards.* We did not achieve the operating profit performance requirement applicable to the RSUs we granted in 2022 and, as a result, none of the RSUs granted to the named executive officers in fiscal 2022 have vested.

    - *2023 SVCA Awards.* We did not achieve any of the Common Share closing price vesting thresholds applicable to the SVCAs we granted in 2023.

    - *2023 PSU Awards.* Based on the Company's FCF and EPS for fiscal 2023, the first tranche of the PSUs we granted in fiscal 2023 that were subject to the FCF and EPS performance measures vested at 82% of the target performance level for the first service period of the fiscal 2023 PSU award performance cycle, subject to completion of the requisite service period.

Key Executive Compensation Actions in Fiscal 2024

- Our fiscal 2024 executive compensation program seeks to balance concerns about dilution given the low stock price, pay-for-performance, the ability to attract and retain talented executives who can drive our turnaround, and a desire to return to a more customary executive compensation program structure.

- In light of these potentially competing program goals and the lack of business visibility resulting from the continuing difficult consumer and macroeconomic environment, in March 2024, the Committee:

    - returned to entirely objective corporate performance-based annual cash incentive awards for the named executive officers consisting of (1) a first half opportunity (equal to 20% of the total annual award) based on our comparable sales (weighted 35%) and adjusted EBITDA (weighted 65%) during the first half of fiscal 2024 and (2) a second half opportunity (equal to 80% of the total annual award) based on our comparable sales (weighted 35%) and adjusted EBITDA (weighted 65%) during the second half of fiscal 2024; and

    - modified the mix of equity awards for the named executive officers for fiscal 2024 to consist of 70% cash-based PSUs (subject to FCF and EPS performance measures weighted 50% each) and 30% RSUs. The number of 2024 RSUs granted was based on an assumed fair value that resulted in a discount of approximately 13% to the actual grant date fair value.

Executive Compensation Program Objectives and Components

Compensation Objectives

Our executive compensation program is designed to:

- pay for superior results by rewarding executives for achieving short- and long-term performance goals and creating long-term shareholder value;

- align the interests of our executives with the interests of our shareholders through performance- and equity-based compensation; and

- attract and retain talented executives by paying compensation that is competitive with the compensation paid by the companies in our peer group.

Compensation Components

The following table summarizes the primary components of our executive compensation program and the primary purposes each component serves in furthering the objectives of our executive compensation program:

Component	Characteristics	Primary Purposes
Base Salary	Annual fixed cash compensation	Attract and retain talented executives through an annual salary that reflects the executive's performance, experience and scope of responsibilities.
		Mitigate pressure to take unnecessary or excessive risks or unduly focus on the price of our Common Shares.
Annual Cash Incentive Awards	Annual variable performance-based cash compensation	Motivate executives to achieve performance objectives that directly relate to our annual operating and strategic goals.
Long-Term Equity Incentive Awards	Long-term variable equity awards granted annually as a combination of performance-based awards and RSUs	Align the interests of our executives with the interests of our shareholders.
		Motivate executives to achieve multi-year financial and strategic goals and create long-term shareholder value.
		Retain talented executives for the long-term.

Pay-for Performance

Pay-for-performance is the fundamental objective of our executive compensation philosophy. As a result, the Committee believes that a majority of each named executive officer's total compensation should be at risk or variable based on our performance and/or stock price (i.e., performance-based). The percentage of the total compensation awarded to Mr. Thorn and our other named executive officers for fiscal 2023 that was performance-based as disclosed in the Summary Compensation Table was 50.9% and 44.7%, respectively. The performance-based compensation disclosed in the Summary Compensation Table for fiscal 2023 was comprised of the aggregate grant date fair value of the fiscal 2023 PSU and SVCA awards and the payout earned under their respective annual cash incentive award for fiscal 2023.

Executive Compensation and Governance Practices and Policies

The following table sets forth executive compensation and governance practices and policies we have implemented to advance the objectives of our executive compensation program and to align our practices and policies with industry-leading standards.

Practice	Big Lots Policy	
Pay-for-Performance Philosophy	✓	A significant percentage of the total target compensation opportunity of each of our named executive officers is at risk or variable based on our performance and/or stock price.
Stock Ownership Requirements	✓	All of our executive officers and outside directors are subject to stock ownership requirements.

Practice		Big Lots Policy
Clawback Policy	✓	All of our executive officers are subject to a compensation clawback policy.
Independent Compensation Consultant	✓	The Committee engages an independent compensation consultant that reviews and advises the Committee on executive compensation. The consultant performs services solely for the Committee.
Independent Board Chair	✓	We maintain separate CEO and Chair of the Board positions.
Anti-Hedging and Pledging Policy	✓	We do not allow our directors or Leadership Team members to enter into any hedging or pledging transactions relating to our Common Shares.
Excise Tax Gross-Ups	✓	We do not pay excise tax gross-ups under our severance agreements in the event of a change in control.
Dividends on Unearned Awards	✓	We do not pay dividends on unearned performance awards.
"Double-Trigger" Requirements	✓	The 2020 LTIP and our severance agreements only provide certain cash payments and other benefits upon a change in control if the participant is terminated in connection with the change in control.

2023 Say-on-Pay Advisory Vote and Shareholder Engagement

At our 2023 annual meeting of shareholders, our shareholders approved the compensation of our named executive officers with approximately 88.8% of votes cast in favor of our say-on-pay resolution. The Committee considers this vote a positive endorsement of our executive compensation program. The Committee considered the results of the 2023 "say-on-pay" vote as part of its 2024 review of our executive compensation program and, based on the level of shareholder support, did not make any changes to our 2024 executive compensation program specifically as a result of the 2023 vote. However, the Committee made a number of significant changes to the 2024 executive compensation program in an effort to appropriately align shareholder interests and pay-for-performance as the Company continues in its turnaround efforts as discussed in the "Key Executive Compensation Actions in Fiscal 2024" section of the CD&A.

EXECUTIVE COMPENSATION PROCESS

Roles in Executive Compensation Process

The principal roles of the Committee, our outside directors, our CEO and members of management in our executive compensation process are as follows:

Responsible Party	Role
Human Capital and Compensation Committee	Lead the process for establishing our annual executive compensation program and approve or recommend that the Board approve compensation actions.
	Consult with management and the Committee's compensation consultant regarding employee benefit and compensation programs, plans and awards.
All Outside Directors	Conduct comprehensive evaluation of CEO performance.
	Approve annual executive compensation program and finalize compensation awards for the members of our Leadership Team.

Responsible Party	Role
CEO	Provide the Committee and other outside directors with an annual performance evaluation and compensation recommendation for each of the other members of our Leadership Team in the first quarter of each fiscal year based on the CEO's direct knowledge of their respective performance and contributions.
Management	Make recommendations to the Committee and our CEO regarding the design and administration of our employee benefit and compensation programs, plans and awards in accordance with the Committee's charter and the terms of our compensation plans.
	Advise the Committee and our CEO regarding the competitiveness of existing and proposed compensation programs and the impact of accounting rules, laws and regulations on existing and proposed compensation programs.

Fiscal 2023 Executive Compensation Process

The Committee maintains an annual calendar for reviewing and approving the compensation elements described above for our named executive officers. The table below summarizes the timing of key actions for establishing our executive compensation program for fiscal 2023.

Committee Meeting Date	Key Actions for Establishing Fiscal 2023 Compensation
February 17, 2023 *(Special Meeting)*	• Evaluated the likely impact of Company performance in fiscal 2022 on the ultimate realization by the named executive officers of their total target compensation for fiscal 2021 and fiscal 2022.
	• Reviewed management proposal to bifurcate annual cash incentive awards into (1) a discretionary annual incentive award based on management's achievement of Operation North Star goals during the first half of fiscal 2023 and (2) an objective corporate performance-based annual incentive award based on our achievement of certain financial metrics during the second half of fiscal 2023.
	• Reviewed alternative management proposals regarding the structure of long-term equity incentive awards for fiscal 2023 and supported the implementation of a program that awarded PSUs, RSUs and SVCAs.
February 24, 2023 *(Regular Meeting)*	• Reviewed management's proposed recommendations for structure and goals for annual cash incentive awards and long-term equity incentive awards and deferred approval of the awards to a subsequent meeting.
March 16, 2023 *(Special Meeting)*	• Bifurcated the fiscal 2023 plan year for annual cash incentive compensation purposes, established the discretionary annual incentive award based on management's achievement of progress against the goals of Operation North Star during the first half of fiscal 2023 and deferred establishing the objective corporate performance-based annual incentive award to a subsequent meeting to be based on our achievement of certain financial metrics during the second half of fiscal 2023.
	• Approved the fiscal 2023 long-term equity incentive awards consisting of PSUs, time-vested RSUs and SVCAs for the

Committee Meeting Date	Key Actions for Establishing Fiscal 2023 Compensation
	named executive officers, including the Common Share closing price vesting thresholds applicable to the SVCAs.
	• Approved the base salary, target annual cash incentive levels, and long-term equity incentive award levels for fiscal 2023 for the CEO and Leadership Team and determined that no increases would be made to the base salaries.
	• Deferred approval of the financial metrics and performance goals applicable to the fiscal 2023 PSU awards to a subsequent meeting.
July 25, 2023 *(Special Meeting)*	• Established financial metrics and performance goals for the objective corporate performance-based annual incentive award opportunities based on our adjusted operating income (weighted 65%) and comparable sales (weighted 35%) during the second half of fiscal 2023.
August 18, 2023 *(Regular Meeting)*	• Reviewed management's performance against goals under the discretionary annual cash incentive awards and approved a payout in March 2024 at target.
	• Established performance goals for the fiscal 2023 service period for the fiscal 2021 PSUs (based 50% each on EPS and ROIC), fiscal 2022 PSUs (based 40% on EPS and ROIC and 20% on rTSR) and fiscal 2023 PSUs (based 40% on EPS and FCF and 20% on rTSR).

Performance Evaluation Process

The Committee and our outside directors generally consider the following objective and subjective factors when evaluating the performance of the members of our Leadership Team:

- long-term strategic goals
- expense goals
- capital efficiency metrics
- leadership and the development of talent
- specific business challenges and general economic and market conditions
- market price of our Common Shares

- short-term business goals
- operating margin improvement
- fostering teamwork and other corporate values
- the performance of our competitors
- total shareholder return of the Company compared to the industry

- profit and revenue goals
- earnings per share growth
- optimization of organizational effectiveness and productivity
- comparable store, new store and e-commerce sales growth of the Company compared to the industry
- capital allocation and liquidity

The Committee and the other outside directors do not assign any of these performance factors a specific weight and may consider different factors for each executive.

Independent Compensation Consultant

The Committee has the authority, in its sole discretion, to retain compensation consultants. In establishing executive compensation for fiscal 2023, the Committee retained Meridian as its compensation consultant based on its independence, expertise and past service to the Committee. Meridian provided research, data analyses, survey information and design expertise in developing compensation programs for executives and incentive programs for eligible employees. Meridian kept the Committee apprised of regulatory developments and market trends related to executive compensation practices. Meridian does not determine or recommend the exact amount or form of executive compensation for any of the named executive officers. Representatives of Meridian attended meetings of the Committee, as requested.

Peer Compensation Data

During the course of establishing our fiscal 2023 executive compensation program, the Committee reviewed compensation data for a group of retailers similar to us with whom we believe we compete for talent (the "Retailer Peer Group"). In selecting the Retailer Peer Group, the Committee considered revenue, geographic location, market capitalization and number of stores. The companies included in the Retailer Peer Group for fiscal 2023 compensation decisions were:

- Abercrombie & Fitch
- Academy Sports & Outdoors
- Advance Auto Parts
- American Eagle Outfitters
- Bath and Body Works, Inc.

- Bed Bath & Beyond*
- Burlington Stores
- Designer Brands
- Dick's Sporting Goods
- Foot Locker

- Ollie's Bargain Outlet
- RH
- Tractor Supply
- Urban Outfitters
- Williams — Sonoma

———————————

(*) The Committee replaced Bed Bath & Beyond with Victoria's Secret in August 2023 as a result of Bed Bath & Beyond's bankruptcy.

The Committee and our human resources department reviewed each Leadership Team member's responsibilities and compared, where possible, the total direct compensation (which includes salary, annual incentive award at target and equity awards) levels for our Leadership Team members to the total direct compensation of similarly situated executives within the peer groups.

As discussed in this CD&A, we determine compensation subjectively based on numerous factors. We do not benchmark or target our compensation at any particular level in relation to the compensation of the peer groups. Rather, the peer group data provides a point of reference and market check.

COMPONENTS OF OUR 2023 EXECUTIVE COMPENSATION PROGRAM

Base Salary

The Committee annually reviews and establishes the base salary for each named executive officer. The Committee determines adjustments to the base salaries of our named executive officers based on each executive's performance, experience, scope of responsibilities and base salary in comparison to our other employees and similarly positioned executives in our Retailer Peer Group and the anticipated future contributions of the executive. For fiscal 2023, the Committee approved the following salaries for the named executive officers which remained unchanged from fiscal 2022.

Name	Fiscal 2023 Salary ($)
Mr. Thorn	$1,200,000
Mr. Ramsden	$ 739,000
Ms. Giannantonio	$ 650,000
Mr. Schlonsky	$ 534,350
Mr. Robins	$ 534,350

Annual Cash Incentive Awards

Each of our named executive officers participates in our annual cash incentive award program. Historically, the amount of the annual cash incentive award earned by each named executive officer has usually been based entirely on our annual corporate performance. As a result of the lack of business visibility resulting from the extremely difficult consumer environment, the uncertain economic conditions at the time the Committee conducted its annual evaluation of the executive compensation program in February 2023, and our related inability to establish realistic performance goals until the second half of the year, the Committee, with input from the other outside directors, restructured our annual cash incentive award program for fiscal 2023 by bifurcating the annual cash incentive awards into (1) a discretionary award based on the progress made in our Operation North Star: Five Points Forward strategy during the first half of fiscal 2023 and (2) an objective corporate performance-based award similar to the annual cash incentive awards we granted to our executives in recent fiscal years based on our adjusted operating income and comparable sales in the second half of fiscal 2023. The Committee and the other outside directors weighted each named executive officer's total annual cash incentive award 20% for the discretionary award and 80% for the corporate performance-based award.

With respect to both awards under our annual cash incentive award program for fiscal 2023, the Committee (1) selected performance measures and criteria, (2) established threshold, target and maximum performance goals for each performance measure and criterion and (3) established for each named executive officer a percentage of base salary that is earned at the threshold, target and maximum performance levels (with linear interpolation between the specified payout percentages). No annual cash incentive award is earned if we do not meet the applicable threshold performance goals. See the "Bonus and Equity Plans" discussion following the Summary Compensation Table for more information regarding our annual cash incentive awards.

Fiscal 2023 Discretionary Annual Cash Incentive Awards

In March 2023, the Committee and the other outside directors selected merchandising, expense reduction, liquidity management, completion of our forward distribution center exit plan, employee retention and operational continuity as the performance metrics for the discretionary annual incentive awards. In August 2023, the Committee evaluated the extent to which management satisfied the performance criteria and determined, based on various actions taken and results achieved by management during the first half of fiscal 2023, that the performance metrics were attained in the aggregate and, as a result, each of our named executive officers earned a target payout under the discretionary annual incentive award for fiscal 2023 that was paid in March 2024.

The following table sets forth for fiscal 2023 the payout percentage under the discretionary annual incentive award established for each named executive officer for each performance level:

| | Payout Percentage (% of salary) | | | | |
Fiscal 2023 Performance Levels	Thorn	Ramsden	Giannantonio	Schlonsky	Robins
Below Threshold	0	0	0	0	0
Threshold	15%	7.5%	7.5%	6%	6%
Target	30%	15%	15%	12%	12%
Maximum	60%	30%	30%	24%	24%

The following table sets forth the payout percentage achieved and the discretionary annual incentive award earned by each named executive officer for fiscal 2023:

Name	Payout Percentage (% of salary)	Annual Cash Incentive Award ($)
Mr. Thorn	30%	$360,000
Mr. Ramsden	15%	$110,850
Ms. Giannantonio	15%	$ 97,500
Mr. Schlonsky	12%	$ 64,122
Mr. Robins	12%	$ 64,122

Fiscal 2023 Objective Corporate Performance-Based Annual Cash Incentive Awards

In March 2023, the Committee deferred establishing criteria for the objective corporate performance-based incentive award until the second half of the fiscal year when there would be greater visibility to a financial forecast. In July 2023, the Committee selected adjusted operating income (weighted 65%) and comparable sales (weighted 35%) as the performance measures for the objective annual incentive award for fiscal 2023. The Committee selected a metric related to adjusted operating income as the primary performance measure because the Committee believes improving adjusted operating income represents a key indicator of improvement of our operating results and financial condition and incentivizes the participants in our annual cash incentive award program to achieve earnings improvement. The Committee selected a metric related to comparable sales as the other performance measure because improvement in comparable sales growth represents a key component of the Company's turnaround.

The Committee established the performance goals for the adjusted operating income performance measure in July 2023 based on the adjusted operating income improvement achieved by the Company in the second half of fiscal 2023 compared to the second half of fiscal 2022. The Committee set the threshold, target and maximum adjusted operating income performance goals for fiscal 2023 at a level that would require us to increase our adjusted operating income in the second half of fiscal 2023 by $0, $15 million and $111 million, respectively, compared to the second half of fiscal 2022. The Committee established the performance goals for the comparable sales performance measure in July 2023 based on the comparable sales improvement achieved by the Company in the second half of fiscal 2023 compared to the Company's forecast for the first half of 2023. The threshold, target and maximum comparable sales performance goals established by the Compensation Committee for fiscal 2023 would require us to improve our comparable sales in the second half of fiscal 2023 by 5.5%, 6.5% and 16.5%, respectively, compared to the Company's actual comparable sales for the first half of fiscal 2023.

The following table sets forth for fiscal 2023 the adjusted operating income performance goal established for each performance level (the amounts of the performance goals set forth in the table reflect the increase in adjusted operating income that the Company was required to achieve in the second half of fiscal 2023 compared to the second half of fiscal 2022) and the payout percentage established for each named executive officer for each performance level:

		Payout Percentage (% of salary)				
Fiscal 2023 Performance Levels	Performance Goal ($)	Thorn	Ramsden	Giannantonio	Schlonsky	Robins
Below Threshold	< $0	0	0	0	0	0
Threshold	$0	39%	19.5%	19.5%	15.6%	15.6%
Target	$15,000,000	78%	39%	39%	31.2%	31.2%
Maximum	$111,000,000	156%	78%	78%	62.4%	62.4%

The following table sets forth for fiscal 2023 the comparable sales performance goal established for each performance level (the amounts of the performance goals set forth in the table reflect the percentage improvement in comparable sales that the Company was required to achieve in the second half of fiscal 2023 compared to the first half of fiscal 2023) and the payout percentage established for each named executive officer for each performance level:

		Payout Percentage (% of salary)				
Fiscal 2023 Performance Levels	Performance Goal (%)	Thorn	Ramsden	Giannantonio	Schlonsky	Robins
Below Threshold	< 5.5%	0	0	0	0	0
Threshold	5.5%	21%	11.5%	11.5%	8.4%	8.4%
Target	6.5%	42%	21%	21%	16.8%	16.8%
Maximum	16.5%	84%	42%	42%	33.6%	33.6%

To calculate the amount of the objective corporate performance-based annual incentive award for fiscal 2023 earned under the 2019 Bonus Plan, if any, we first calculate the applicable financial measure for purposes of our financial statements. We then adjust the measure to eliminate the effect of selective events, transactions or accrual items. The Committee approves such adjustments at the same time it establishes the corporate performance goals and annual incentive award payout percentages applicable to the award. These adjustments may increase or decrease the corporate performance amounts achieved. The adjustments made by the Committee to calculate the corporate performance amounts achieved in fiscal 2023 included: (1) the amounts excluded from our GAAP results to calculate the non-GAAP financial measures reported in our quarterly earnings releases as those amounts are unusual or non-recurring; (2) the increases and decreases in share-based compensation expense resulting from fluctuations in grant price, forfeitures or other non-controllable elements of share-based compensation that would have unfairly increased or decreased the corporate performance amounts; (3) the favorable impact on rent expense and depreciation that resulted from the asset impairments we recorded after the Committee established the performance goals as such impacts were not contemplated when the Committee established the performance goals and would have unfairly increased the corporate performance amounts; and (4) the incremental rent expense that resulted from the closing of the sale and leaseback transactions in the third quarter of fiscal 2023 that was not contemplated when the Committee established the performance goals and would have unfairly decreased the corporate performance amounts.

The named executive officers received a payout equal to 64.6% of target for the objective corporate performance-based annual incentive award for fiscal 2023 as a result of the Company's achievement of adjusted operating income (loss) improvement and comparable sales improvement of $3.5 million and 5.9%, respectively, for the second half of fiscal 2023.

The following table sets forth the payout percentage achieved and the objective corporate performance-based incentive award earned by each named executive officer for fiscal 2023:

Name	Payout Percentage (% of salary)	Annual Cash Incentive Award ($)
Mr. Thorn	77.52%	$930,240
Mr. Ramsden	38.76%	$286,436
Ms. Giannantonio	38.76%	$251,940
Mr. Schlonsky	31.01%	$165,691
Mr. Robins	31.01%	$165,691

Long-Term Equity Incentive Compensation

An extremely difficult consumer environment and uncertain economic conditions negatively impacted Company performance in fiscal 2022 and created a significant gap between the total realizable compensation and the total target compensation of our named executive officers for fiscal 2021 and fiscal 2022. As a result, the Committee awarded SVCAs to our named executive officers in March 2023 in addition to the PSUs and RSUs it has historically awarded. Each named executive officer received one-third of their equity awards in fiscal 2023 in the form of PSUs, RSUs and SVCAs except for Mr. Thorn who received approximately 40% of his equity awards in the form of PSUs, 40% in the form of RSUs and 20% in the form of SVCAs. Mr. Thorn's allocation differed from the allocation for the other named executive officers as a result of the Committee establishing the target value of the SVCAs at 125% of each named executive officer's base salary. The Committee determined the value of the equity awards granted to our named executive officers, and the allocation of the equity awards between PSUs, RSUs and SVCAs, based on:

- management's estimate of the number of Common Shares underlying the equity awards to be granted during fiscal 2023;

- the comparative compensation data;

- individual performance;

- the executive's level of responsibility;

- the potential impact that the executive could have on our operations and financial condition;

- the market price of our Common Shares; and

- the recommendations for the value of the equity awards granted to the other named executive officers.

The grant date fair value of the Common Shares on March 23, 2023, when the PSUs, RSUs, SVCAs were granted, was $10.04. The number of 2023 PSUs and RSUs granted was based on an assumed fair value of $13.40, resulting in a discount of approximately 25% to the targeted grant value, and the number of SVCAs granted was based on an assumed fair value of $15.00, resulting in a discount of approximately 33% to the targeted grant value.

The Committee did not utilize a particular formula in making these determinations, although individual performance and the executive's role and responsibility were the most significant factors in determining the value of the equity awards granted to our named executive officers in fiscal 2023. See "Performance Evaluation Process" above for more information regarding how we evaluate performance.

PSUs, RSUs and SVCAs are settled in our Common Shares. Any PSUs, RSUs or SVCAs that do not vest will be forfeited. The PSUs, RSUs and SVCAs do not have voting rights. PSUs, RSUs and SVCAs include a dividend-equivalent right, which represents the right to receive an equivalent of any cash dividends payable with respect to our Common Shares underlying the awards. Any cash dividends will accrue without interest and will vest and be paid only at the time the corresponding PSUs, RSUs or SVCAs vest. Any accrued cash dividends relating to PSUs, RSUs or SVCAs that do not vest will be forfeited.

Fiscal 2023 PSU Awards

In fiscal 2023, the Committee awarded a target number of PSUs to our named executive officers subject to (1) the attainment of performance goals applicable to specified performance measures (EPS, FCF and rTSR) during a three-year performance cycle consisting of three annual service periods for the EPS and FCF performance measures and one three-year service period for the rTSR performance measure, and (2) the named executive officer's continued employment through the end of the performance cycle. The Committee selected FCF as a performance measure for the first time in fiscal 2023 in addition to EPS and rTSR because of the importance of free cash flow to the Company's liquidity in effecting a turnaround of the business. The Committee defined FCF for purposes of the fiscal 2023 PSU awards as adjusted EBITDA minus capital expenditures, plus or minus change in inventory compared to the prior year.

To calculate the attainment of the performance goals for the EPS and FCF performance measures, we first calculate the applicable performance measures derived from our financial statements and then adjust the performance measures to eliminate the effect of selected events, transactions or accrual items described in the 2020 LTIP and approved by the Committee when it establishes the performance goals. These adjustments may increase or decrease the amount achieved for the performance measure. The adjustments made by the Committee to calculate the attainment of the performance goals for the EPS and FCF performance measures for fiscal 2023 included: (1) the amounts excluded from our GAAP results to calculate the non-GAAP financial measures reported in our quarterly earnings releases as those amounts are unusual or non-recurring; (2) the increases and decreases in share-based compensation expense resulting from fluctuations in grant price, forfeitures or other non-controllable elements of share-based compensation that would have unfairly increased or decreased the corporate performance amounts; (3) the favorable impact on rent expense and depreciation that resulted from the asset impairments we recorded after the Committee established the performance goals as such impacts were not contemplated when the Committee established the performance goals and would have unfairly increased the corporate performance amounts; and (4) the incremental rent expense that resulted from the closing of the sale and leaseback transactions in the third quarter of fiscal 2023 that was not contemplated when the Committee established the performance goals and would have unfairly decreased the corporate performance amounts.

To calculate the attainment of the performance goals for the rTSR performance measure, we calculate the percentile ranking of the Company's total shareholder return compared to the total shareholder return of the members of the S&P 600 Specialty Retailing index based on the 30 days preceding fiscal 2023 as the starting point and the 30 days preceding the 2026 fiscal year as the ending point.

The Committee establishes the performance measures for each performance cycle at the beginning of each performance cycle and has historically established the performance goals for each service period at the beginning of the service period. However, the Committee did not establish the performance goals applicable to the first service period of the fiscal 2023 PSU award performance cycle until August 2023 due to the lack of business visibility resulting from the extremely difficult consumer environment and uncertain economic conditions and our related inability to establish realistic performance goals until the second half of fiscal 2023. The EPS and FCF performance goals applicable to the first service period of the fiscal 2023 PSU award performance cycle are based on the change in EPS and FCF from fiscal 2022 to fiscal 2023. The following table sets forth the performance goals established by the Committee for each performance measure for fiscal 2023 and the actual amount of each performance measure in fiscal 2023:

Performance Measure	Weighting	Target	Actual
Change in EPS	40%	$ (4.66)	$ (5.06)
Change in FCF	40%	$165,000,000	$155,415,000
rTSR	20%	55th percentile	7th percentile

For the fiscal 2023 PSU awards, performance is measured each annual service period during the three-year performance cycle based on our performance against target and converted into a vesting factor (with linear interpolation between the performance levels). The average of the annual vesting factors attained during the three-year performance cycle will determine the percentage of the target number of the PSUs that vest, provided that the average vesting factor may not exceed 100%. Accordingly, if the Company attains a 200% vesting factor in year one, a 0% vesting factor in year two and a 200% vesting factor in year three, only 100% of the fiscal 2023 PSU awards will vest despite the average vesting factor equaling $133%. The Committee capped the average vesting factor at 100% to preserve share availability under the 2020 LTIP. The following chart sets forth the performance attainment percentages and vesting factors applicable to the attainment of each performance level for each performance measure.

Performance Level	rTSR Performance Attainment	EPS and FCF Performance Attainment	Vesting Factor
Threshold	30th percentile	80%	50%
Target	55th percentile	100%	100%
Maximum	80th percentile	120%	200%

The following table sets forth the target number and grant value (the product of the target number of PSUs awarded to the named executive officer and the closing price of our Common Shares on the grant date) of the PSUs awarded to the named executive officers in fiscal 2023 (Ms. Giannantonio's 2023 PSU award was terminated with her employment in fiscal 2024) and the performance attained for each performance measure during each completed service period in the fiscal 2023 PSU award performance cycle:

Name	Target Number of PSUs	Grant Value of PSUs
Mr. Thorn	235,074	$2,360,143
Mr. Ramsden	62,042	$ 622,902
Ms. Giannantonio	54,570	$ 547,883
Mr. Schlonsky	44,861	$ 450,404
Mr. Robins	44,861	$ 450,404

Fiscal 2023 PSU Award Performance Cycle Attainment
(2023 – 2025)

		Fiscal 2023	Fiscal 2024	Fiscal 2025
Change in EPS	Actual Results	$(5.06)	TBD	TBD
	Target Performance Goal	$(4.66)	TBD	TBD
	Performance%	91.4%	TBD	TBD
Change in FCF	Actual Results	$155,415,000	TBD	TBD
	Target Performance Goal	$165,000,000	TBD	TBD
	Performance%	94.2%	TBD	TBD

		Fiscal 2023	Fiscal 2024	Fiscal 2025
rTSR	Actual Results	7th %ile	TBD	TBD
	Target Performance Goal	55th %ile	55th %ile	55th %ile
	Performance %	Below threshold	TBD	TBD

Fiscal 2021 PSU Awards

In fiscal 2021, the Committee awarded a target number of PSUs to our named executive officers subject to (1) the attainment of performance goals applicable to specified performance measures during a three-year performance cycle consisting of three annual service periods and (2) the named executive officer's continued employment through the end of the performance cycle. To calculate the attainment of the performance goals, we first calculate the applicable performance measures derived from our financial statements and then adjust the performance measures to eliminate the effect of selected events, transactions or accrual items described in the 2020 LTIP and approved by the Committee when it establishes the performance goals. These adjustments may increase or decrease the amount achieved for the performance measure.

The Committee establishes the performance measures for each performance cycle at the beginning of each performance cycle (EPS and ROIC in the case of the Fiscal 2021 PSU awards) and has historically established the performance goals for each service period at the beginning of the service period. However, the Committee did not establish the performance goals applicable to the last service period of the fiscal 2021 PSU award performance cycle until August 2023 due to the lack of business visibility resulting from the extremely difficult consumer environment and uncertain economic conditions and our related inability to establish realistic performance goals until the second half of fiscal 2023. The following table sets forth the performance goals established by the Committee for each performance measure for fiscal 2023 and the actual amount of each performance measure in fiscal 2023:

Performance Measure	Weighting	Target	Actual
EPS	50%	$(10.71)	$(11.11)
ROIC	50%	(30.8)%	(32.8)%

For the fiscal 2021 PSU awards, a percentage of the target number of PSUs (i.e., the vesting factor) vests based on our average attainment of the performance goals applicable to the performance measures during the three-year performance cycle (with linear interpolation between the performance levels) as described in the following chart:

Performance Level	3-Year Average Performance Attainment	Vesting Factor
Threshold	80%	50%
Target	100%	100%
Maximum	120%	200%

The following table sets forth the target number and grant value of the PSUs awarded to the named executive officers in fiscal 2021, the number and value (calculated based on the closing price of our Common Shares on the last trading day of fiscal 2023) of the PSUs actually earned by the named executive officer under such awards, the vesting factor applicable to such awards and the performance attained for each performance measure during each service period in the fiscal 2021 PSU award performance cycle:

Name	Target Number of PSUs	Grant Value of PSUs	Number of PSUs Earned	Value of PSUs Earned	Vesting Factor
Mr. Thorn	46,617	$3,300,317	0	$0	0%
Mr. Ramsden	13,350	$ 945,047	0	$0	0%
Mr. Schlonsky	9,795	$ 693,388	0	$0	0%
Mr. Robins	9,536	$ 675,053	0	$0	0%

Fiscal 2021 PSU Award Performance Cycle Attainment
(2021 – 2023)

		Fiscal 2021	Fiscal 2022	Fiscal 2023
EPS	Actual Results	$5.24	$(6.05)	$(11.11)
	Target Performance Goal	$5.59	$5.33	$(10.71)
	Performance%	93.7%	(113.5)%	96.3%
EPS 3-year average performance: 25.5% (0% vesting factor)				
ROIC	Actual Results	15.2%	(13.2)%	(32.8)%
	Target Performance Goal	15.5%	15.4%	(30.8)%
	Performance%	97.9%	(85.5)%	93.7%
ROIC 3-year average performance: 35.3% (0% vesting factor)				

Fiscal 2023 RSU Awards

The RSUs awarded to our named executive officers in fiscal 2023 vest ratably over three years from the grant date of the award and are subject to the participant remaining employed by us through each annual vesting date. The Committee eliminated the *de minimis* operating profit performance component that RSUs have historically been subject because it was anachronistic following the adoption of the Tax Cuts and Jobs Act of 2017 and repeal of Section 162(m) and in order to more closely align the equity-based compensation awarded by the Company with the equity compensation awarded by the members of the Retailer Peer Group. The following table sets forth the number and grant value (the product of the number of RSUs awarded to the named executive officer and the closing price of our Common Shares on the grant date) of the RSUs awarded to the named executive officers in fiscal 2023 (Ms. Giannantonio's RSU award was prorated in connection with the termination of her employment in fiscal 2024).

Name	Number of RSUs	Grant Value of RSUs
Mr. Thorn	235,074	$2,360,143
Mr. Ramsden	62,042	$ 622,902
Ms. Giannantonio	54,570	$ 547,883
Mr. Schlonsky	44,861	$ 450,404
Mr. Robins	44,861	$ 450,404

Fiscal 2023 SVCA Awards

An extremely difficult consumer environment and uncertain economic conditions negatively impacted Company performance in fiscal 2022 and created a significant gap between the total realizable compensation and the total target compensation of our named executive officers for fiscal 2021 and fiscal 2022. As a result, the Committee decided to award SVCAs to our named executive officers in fiscal 2023 in addition to the PSUs and RSUs it has historically awarded.

The SVCAs awarded to our named executive officers vest 33-1/3% upon the closing price of our Common Shares equaling or exceeding the following thresholds for 20 consecutive trading days on or before the third anniversary of the grant date: (1) $25.00 (an increase of approximately 149% above the closing price of our Common Shares on the grant date); (2) $32.50 (an increase of approximately 224% above the closing price of our Common Shares on the grant date); and (3) $40.00 (an increase of approximately 298% above the closing price of our Common Shares on the grant date). SVCAs may not be earned above target. We did not achieve any of the Common Share closing price vesting thresholds applicable to the SVCAs we granted in 2023. No Common Shares will be issued with respect to vested SVCAs before the third anniversary of the grant date.

The following table sets forth the number and grant value (the product of the number of RSUs awarded to the named executive officer and the closing price of our Common Shares on the grant date) of

the RSUs awarded to the named executive officers in fiscal 2023 (Ms. Giannantonio's SVCA award was terminated with her employment in fiscal 2024).

Name	Number of SVCAs	Grant Value of SVCAs
Mr. Thorn	100,000	$1,004,000
Mr. Ramsden	61,583	$ 618,293
Ms. Giannantonio	54,166	$ 543,827
Mr. Schlonsky	44,529	$ 447,071
Mr. Robins	44,529	$ 447,071

Personal Benefits and Perquisites

We provide our named executive officers with certain benefits that are available to nearly all salaried employees, including paid group term life insurance equal to one and a half times base salary, matching contributions to our Savings Plan, and medical and dental insurance. We generally provide the following limited personal benefits and perquisites to employees at or above the vice president level: (1) coverage under the Big Lots Executive Benefit Plan ("Executive Benefit Plan"); (2) enhanced long-term disability insurance coverage; and (3) payment of an automobile allowance. We believe these personal benefits and perquisites, although immaterial to us in amount, are an important element of total compensation because of the value our executives place on these benefits.

Our Executive Benefit Plan reimburses executives for health-related costs incurred but not covered under our Big Lots Associate Benefit Plan, up to an annual maximum reimbursement of $40,000 per family. Amounts received by named executive officers under the Executive Benefit Plan are treated as taxable income, and we reimburse each executive the approximate amount of his or her income tax liability relating to the benefits received under the Executive Benefit Plan.

We offer short-term disability coverage to all full-time employees and long-term disability coverage to all salaried employees. The benefits provided under the long-term disability plan are greater for our named executive officers than for employees below the vice president level. Under the enhanced long-term disability coverage, a named executive officer may receive 67% of his or her monthly salary, up to $25,000 per month, until the executive is no longer disabled or turns 65, whichever occurs earlier. We pay the premiums for this long-term disability coverage and also reimburse our named executive officers for any income taxes resulting from our payment of such premiums.

Post-Termination and Change in Control Arrangements

The senior executive severance agreements described below in "Agreements with Named Executive Officers" provide our named executive officers with potential severance and change in control payments and benefits. Our equity compensation plans and related award agreements also provide for the accelerated vesting of outstanding equity awards, including PSUs, RSUs and SVCAs, in connection with certain termination events. The change in control provisions of the severance agreements provide the named executive officer certain cash payments and other benefits upon a change in control only if the executive is terminated in connection with the change in control (including a constructive termination). The Committee believes that this "double trigger" structure incentivizes our executive officers to remain objective in connection with, and not be distracted by the personal uncertainties and risks created by, an actual or proposed change in control.

While the Committee considers the potential payments upon termination or change in control annually when it establishes compensation for the applicable year, this information is not a primary consideration in setting salary, bonus payout percentages or equity compensation amounts.

See "Potential Payments Upon Termination or Change in Control" below for a discussion of the compensation that may be paid to our named executive officers in connection with a change in control or the termination of employment.

AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

Senior Executive Severance Agreements

We entered into a separation agreement with Ms. Giannantonio in connection with the termination of her employment. The separation agreement provides Ms. Giannantonio with the following severance benefits:

- a cash payment equal to $1,300,000 less applicable withholdings payable in regular installments until the end of the post-termination restriction period;

- a cash payment equal to a prorated portion of the annual incentive award that she would have earned for fiscal 2024 had her employment not terminated;

- a cash payment of $25,000 for outplacement assistance less applicable withholdings;

- continued coverage under our health plans until the last day of the calendar month in which the post-termination restriction period ends, plus the amount necessary to reimburse Ms. Giannantonio for the taxes she would be liable for as a result of such continued coverage; and

- prorated vesting of all unvested, outstanding RSU awards granted to Ms. Giannantonio.

The payment of these severance benefits is subject to Ms. Giannantonio's continuing compliance with the restrictive covenants set forth in the Severance Plan and her release of claims against the Company.

We have entered into a senior executive severance agreement with each of Messrs. Thorn, Ramsden, Schlonsky and Robins and several of our other key executives. The senior executive severance agreements expire on the first anniversary of the date of execution and automatically renew for an additional year unless we provide the executive at least 30 days' notice of non-renewal. The senior executive severance agreements provide for the following severance benefits if, within 30 days prior to or 24 months after a change in control, the executive is terminated by us (other than for cause) or as a result of a constructive termination: (1) a lump-sum payment equal to 200% of the executive's then current annual salary and target annual incentive award; (2) a lump-sum payment equal to the executive's target bonus prorated for the number of days the executive worked during the applicable performance period prior to the executive's termination; and (3) for a period of two years, the executive is entitled to participate in any group life, hospitalization or disability insurance plan, health program or other executive benefit plan generally available to similarly titled executive officers. The executives are also entitled to reimbursement of legal fees and expenses they incur in seeking to enforce their rights under the agreement.

The senior executive severance agreements do not provide a gross-up payment to any participants to offset any excise tax.

Severance Plan

The Board adopted the Severance Plan, which covers each of our named executive officers and several of our other key executives, to provide more uniform severance payments and benefits to our executives, avoid the use of individual severance agreements and ensure that restrictive covenants apply to our key executives. The payments and benefits to which our named executive officers would be entitled to under the Severance Plan (collectively, the "Severance Benefits") if they are terminated without Cause (as defined in the Severance Plan) or as a result of a Constructive Termination (as defined in the Severance Plan) are described below in the "Potential Payments Upon Termination or Change in Control — Involuntary Termination Without Cause."

The Severance Plan also imposes confidentiality, non-competition, non-solicitation, non-disparagement and post-termination cooperation obligations on participants. The non-competition and non-solicitation obligations apply during the period of employment and continue until the end of the restriction period set forth in the Severance Plan.

The Severance Plan does not provide a gross-up payment to any participants to offset any excise tax.

On March 19, 2024, Ms. Giannantonio was terminated without Cause for purposes of the Severance Plan.

Retirement Plans

We maintain a tax-qualified defined contribution plan ("Savings Plan"). We believe that the Savings Plan is generally commensurate with the retirement plans provided by companies in our peer groups and that providing this plan enhances our ability to attract and retain qualified executives.

OTHER EXECUTIVE COMPENSATION POLICIES AND PRACTICES

Minimum Share Ownership Requirements and Hedging and Pledging Prohibition

The Board has adopted minimum share ownership requirements for all outside directors and Leadership Team members. These requirements are designed to align the long-term interests of our outside directors and executives with those of our shareholders. Under the requirements, the outside directors and Leadership Team members must own Common Shares having an aggregate value equal to at least the following multiple of his or her Board retainer or salary (as is in effect at the time compliance with the requirements is evaluated), as applicable:

Title	Multiple of Retainer or Salary
Outside Director	5x
Chief Executive Officer	6x
Executive Vice President	3x
Senior Vice President	2x

Shares counted toward these requirements include Common Shares held directly or through a broker, Common Shares held under the Savings Plan, unvested restricted stock, unvested RSUs, and deferred stock units. Each member of senior management that is required to meet the minimum share ownership requirements is required to hold 50% of any net (after-tax) shares received until his or her minimum share ownership requirements are met or whenever his or her minimum share ownership requirements are not met. Outside directors and executives must meet the requirements on the first annual testing date for outside directors or executives following the fifth anniversary of their election, hire or promotion, as applicable. Each outside director and executive is in compliance with our minimum share ownership requirement rules.

In addition to the minimum share ownership requirements, we do not allow our outside directors or Leadership Team members to enter into any hedging, pledging or monetization transactions involving our Common Shares.

Anti-Hedging and Clawback Policies

Our insider trading policies prohibit our Leadership Team and members of the Board from engaging in hedging and monetization transactions relating to Company securities, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Our insider trading policies also prohibit our Leadership Team and members of the Board from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan.

Consistent with the terms of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the Board approved an Executive Officer Clawback Policy effective October 2, 2023 (the "Clawback Policy") to comply with the final rules promulgated by the SEC and NYSE in 2023. The Clawback Policy requires the Company to recover certain compensation received by covered executives during the applicable clawback period that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure in the event of a required accounting restatement due to material non-compliance with any financial reporting requirement under U.S. securities laws. The Clawback Policy provides for the mandatory recovery of compensation received by covered executives in excess of what would have been paid under the restated financial statements. The Clawback Policy applies to all current and former executive officers within a qualifying three-year look-back period. In addition, the incentive compensation recoupment policy that pre-dated the Clawback Policy remains in effect. Such incentive compensation recoupment policy, also commonly referred to as a clawback policy, applies to all cash and equity-based compensation paid or awarded to an associate (including our named executive officers) on or after March 2017 and allows the Committee, at its discretion, to seek to recover erroneously awarded cash and equity incentive-based compensation in certain circumstances.

Equity Grant Timing

Pursuant to the terms of the 2020 LTIP, the grant date of equity awards must be the later of the date the terms of the award are established by corporate action or the date specified in the award agreement. In fiscal 2023, the outside directors, after consultation with the Committee, specified that the grant date of the annual equity awards was March 23, 2023. The Board set the grant date on such future date to allow the market to absorb and react to our release of material non-public information, and to avoid any suggestion that the Board, the Committee or any employee manipulated the terms or timing of the equity awards. The grant date fair value of the Common Shares on March 23, 2023 was $10.04 per share. The number of 2023 PSUs and RSUs granted was based on an assumed fair value of $13.40 per share, resulting in a discount of approximately 25% to the targeted grant value, and the number of SVCAs granted was based on an assumed fair value of $15.00 per share, resulting in a discount of approximately 33% to the targeted grant value. For equity awards made throughout the fiscal year, which generally are made as a result of a hiring or promotion, the grant date is the 15th day of the month following the month of the hire or promotion date. We have no policy of timing the grant date of equity awards with the release of material non-public information, and we have not timed the release of material non-public information for the purpose of affecting the value of any equity awards.

Tax and Accounting Considerations

The Committee reviews and considers the impact that tax laws and accounting regulations may have on the executive compensation awards, including the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "IRC"). In doing so, the Committee relies on guidance from members of our finance and legal departments, as well as outside accountants and attorneys. Section 162(m) generally does not allow a tax deduction to publicly-held companies for compensation over $1 million paid in any fiscal year to certain current and former executive officers of the Company.


COMPENSATION COMMITTEE REPORT


The Human Capital and Compensation Committee reviewed and discussed the above CD&A with management and, based on such review and discussion, the Human Capital and Compensation Committee recommended to the Board that the CD&A be included in this Proxy Statement and our Annual Report on Form 10-K for fiscal 2023 ("Form 10-K").


Members of the Human Capital and Compensation Committee


Nancy A. Reardon (Chair)	James R. Chambers
Sebastian DiGrande	Marla C. Gottschalk
Christopher J. McCormick	

Summary Compensation Table for Fiscal 2023

Name and Principal Position[1] (a)	Year (b)	Salary ($)[2] (c)	Bonus ($) (d)	Stock Awards ($)[3] (e)	Non-Equity Incentive Plan Compensation ($)[4] (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)[5][6] (i)	Total ($) (j)
Bruce K. Thorn, *President and Chief Executive Officer*	2023	1,223,077	—	5,019,800	1,290,240	—	222,590	7,755,707
	2022	1,200,000	—	6,695,738	—	—	627,443	8,523,181
	2021	1,182,692	—	5,499,958	1,988,100	—	371,437	9,042,187
Jonathan E. Ramsden, *Executive Vice President, Chief Financial and Administrative Officer*	2023	753,212	—	1,475,584	397,286	—	126,015	2,752,097
	2022	734,673	—	1,707,411	—	—	225,715	2,667,779
	2021	711,577	—	1,575,007	591,460	—	146,063	3,024,107
Margarita Giannantonio, *Former Executive Vice President, Chief Merchandising Officer*[7]	2023	662,500	—	1,297,871	349,440	—	91,723	2,401,535
Michael A. Schlonsky, *Executive Vice President, Chief Human Resources Officer*	2023	544,626	—	1,066,958	229,813	—	129,317	1,970,714
	2022	532,536	—	1,252,744	—	—	219,065	2,004,345
	2021	522,094	—	1,155,576	347,170	—	219,477	2,244,317
Ronald A. Robins, Jr., *Executive Vice President, Chief Legal and Governance Officer, General Counsel and Corporate Secretary*	2023	544,626	—	1,066,958	229,813	—	79,396	1,920,793
	2022	530,136	—	1,219,560	—	—	192,075	1,941,771
	2021	508,269	—	1,124,994	337,977	—	190,406	2,161,646

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(1) We are a party to a separation agreement with Ms. Giannantonio and senior executive severance agreement with Mr. Thorn, Mr. Ramsden, Mr. Schlonsky and Mr. Robins, the material terms of which are described in the "Agreements with Named Executive Officers — Senior Executive Severance Agreements" section of the CD&A. We are also a party to an executive severance plan with each of our named executive officers, the material terms of which are described in the "Agreements with Named Executive Officers — Severance Plan" section of the CD&A.

(2) The amounts in this column reflect the salary earned by each named executive officer for fiscal 2023, fiscal 2022 and fiscal 2021. There were 53 weeks in fiscal 2023.

(3) The amounts in this column reflect the sum of the grant date fair value, as calculated in accordance with ASC 718, of (i) the RSUs awarded to the named executive officers in fiscal 2023, fiscal 2022 and fiscal 2021 under the 2020 LTIP, (ii) the PSUs awarded to the named executive officers in fiscal 2023, fiscal 2022 and fiscal 2021 under the 2020 LTIP and (iii) the SVCAs awarded to the named executive officers in fiscal 2023 under the 2020 LTIP. These amounts do not represent the actual amounts that will be realized by the named executive officers with respect to such awards. Assumptions used in the calculation of these amounts are included in Note 7 to the Company's audited consolidated financial statements for the fiscal year ended February 3, 2024 included in the 2023 Form 10-K. The aggregate grant date fair value of the PSUs assuming we achieve the maximum performance level is as follows: Mr. Thorn, $2,231,324 for the fiscal 2023 PSUs, $8,351,528 for the fiscal 2022 PSUs and $6,600,634 for the fiscal 2021 PSUs; Mr. Ramsden, $588,903 for the fiscal 2023 PSUs, $2,129,688 for the fiscal 2022 PSUs and $1,890,094 for the fiscal 2021 PSUs; Ms. Giannantonio, $517,978 for the fiscal 2023 PSUs; Mr. Schlonsky, $425,822 for the fiscal 2023 PSUs, $1,562,534 for the fiscal 2022 PSUs and $1,386,776 for the fiscal 2021 PSUs; and Mr. Robins, $425,822 for the fiscal 2023 PSUs, $1,521,178 for the fiscal 2022 PSUs and $1,350,106 for the fiscal 2021 PSUs. In connection with the termination of Ms. Giannantonio's employment on March 19, 2024, (i) she forfeited all of her PSUs and SVCAs, (ii) a prorated portion of her RSUs vested and (iii) she forfeited her RSUs that did not vest.

(4) The amounts in this column reflect annual incentive awards earned by each named executive officer under the 2019 Bonus Plan for performance during fiscal 2023, fiscal 2022 and fiscal 2021.

(5) For fiscal 2023, the amounts in this column include the following compensation for the named executive officers, as more fully described in the table included with this footnote:

  i.   The reimbursement of taxes related to our payment of healthcare costs, including costs covered by the Executive Benefit Plan, long-term disability insurance premiums, and relocation expenses;

  ii.   Matching contributions made by Big Lots pursuant to the Savings Plan, which is described in the narrative disclosure accompanying the Nonqualified Deferred Compensation table below;

  iii. Healthcare costs paid by Big Lots pursuant to the Executive Benefit Plan, which is described in the "Components of our Executive Compensation Program — Personal Benefits and Perquisites" section of the CD&A;

  iv.   Premiums paid by Big Lots for life insurance, which is generally available to all full-time employees;

  v.   Premiums paid by Big Lots for long-term disability insurance, which is described in the "Components of our Executive Compensation Program — Personal Benefits and Perquisites" section of the CD&A;

  vi.   The cost to Big Lots associated with the executive's receipt of a cash allowance in lieu of an automobile;

  viii. Matching charitable contributions made by Big Lots;

  ix.   Dividends paid on vested RSU awards; and

  x.   Payments made to Ms. Giannantonio to reimburse her for expenses she incurred in connection with her relocation to Columbus, Ohio.

Name	Mr. Thorn	Mr. Ramsden	Ms. Giannantonio	Mr. Schlonsky	Mr. Robins
Reimbursement of Taxes ($)	5,611	8,044	22,882	13,580	2,412
Big Lots Contributions to Defined Contribution Plans ($)	13,200	13,200	0	13,200	13,200
Big Lots Paid Health Care under Executive Benefits Plans ($)	10,907	15,782	25,838	29,126	3,498
Big Lots Paid Life Insurance Premiums ($)	891	662	584	483	483
Big Lots Paid Long-Term Disability Insurance Premiums ($)	2,038	2,038	2,038	2,038	2,038
Use of Automobile or Automobile Allowance ($)	13,454	13,454	13,454	13,454	13,454
Matching Charitable Contributions ($)	10,000	15,000	0	15,000	3,000
Dividend Payments ($)	166,488	57,834	1,634	42,436	41,310
Relocation Expenses ($)	0	0	25,293	0	0
Total	222,590	126,015	91,723	129,317	79,396

(6) We purchase tickets to entertainment and sporting venues for the primary purpose of allowing employees to use such tickets in furtherance of our business. Because we incur no incremental cost if a named executive officer uses such tickets for purposes other than our business, such tickets are not included in the amounts in this column.

(7) Ms. Giannantonio served as our Executive Vice President, Chief Merchandising Officer until March 19, 2024.

Bonus and Equity Plans

The amounts reported in the Summary Compensation Table above include awards granted to the named executive officers under the 2019 Bonus Plan and the 2020 LTIP. Below is a description of the material terms of each plan and the awards made under those plans to our named executive officers, as reflected in the Summary Compensation Table for Fiscal 2023 and the Grants of Plan-Based Awards in Fiscal 2023 table.

Big Lots 2019 Bonus Plan

The 2019 Bonus Plan provides for cash compensation paid annually when we meet or exceed pre-established performance objectives approved by the Human Capital and Compensation Committee and other non-employee directors. Whether we achieve the performance objectives is substantially uncertain at the time the performance objectives are established. No right to a minimum annual incentive award exists under the 2019 Bonus Plan, and the Human Capital and Compensation Committee has the discretion to cancel or decrease an annual incentive award calculated under the 2019 Bonus Plan. Payments made with respect to a fiscal year were made in the first quarter of the following fiscal year. The annual incentive awards that may be earned under the 2019 Bonus Plan range from the threshold to the maximum annual incentive award payout percentages, and include all amounts in between. The annual incentive award payout percentages are pre-established annually by the Human Capital and Compensation Committee and the other non-employee directors. The Human Capital and Compensation Committee and the other non-employee directors retain the right to adjust the payout percentages and, in the past, have generally done so as deemed necessary to realign an executive's annual incentive award opportunity with our compensation philosophy. See the "Components of our Executive Compensation Program — Annual Cash Incentive Awards" section of the CD&A for more information regarding the 2019 Bonus Plan and the awards made under that plan for fiscal 2023.

Big Lots 2020 Long-Term Incentive Plan

All equity awards granted to our employees and non-employee directors since June 10, 2020 have been granted under the 2020 LTIP. The 2020 LTIP authorized the grant of (1) NQSOs, (2) ISOs, (3) SARs, (4) restricted stock, (5) RSUs, (6) deferred stock units, (7) performance shares, (8) PSUs, (9) performance units, (10) cash-based awards, and (11) other stock-based awards. All of our and our affiliates' employees, outside directors and consultants were eligible to receive Awards under the 2020 LTIP.

The RSUs awarded to our named executive officers in fiscal 2021, fiscal 2022 and fiscal 2023 pursuant to the 2020 LTIP covered a fixed number of RSUs. The RSUs will vest, if at all, ratably over three years from the grant date of the award if the participant remains employed by us through each annual vesting date (except in the case of death, disability, retirement, involuntary termination or constructive termination). The performance requirement for the fiscal 2021 RSU awards was met as a result of our performance in fiscal 2021. We did not achieve the performance requirement applicable to the fiscal 2022 RSU awards in fiscal 2022 or fiscal 2023 and, as a result, none of the RSUs awarded to our named executive officers in fiscal 2022 will vest in fiscal 2024. The fiscal 2023 RSU awards are not subject to a performance requirement.

The PSUs awarded to our named executive officers in fiscal 2021, fiscal 2022 and fiscal 2023 pursuant to the 2020 LTIP covered a target number of PSUs. The fiscal 2021 PSUs failed to achieve the threshold performance measures over the three-year performance period and therefore did not vest. The fiscal 2022 PSUs will vest, if at all, after the completion of a three-year performance period, based: (1) 40% on our average EPS performance, excluding selected plan-defined items, for each of the three service periods during the performance period; (2) 40% on our average ROIC performance, excluding selected plan-defined items, for each of the three service periods during the performance period; (3) 20% on the percentile ranking of our total shareholder return compared to the total shareholder return of the members of the S&P 600 Specialty Retailing index based on the 30 days preceding the 2022 fiscal year as the starting point and the 30 days preceding the 2025 fiscal year as the ending point; and (4) on the named executive officer's continued employment through the end of the performance period (except in the case of death, disability or retirement). The fiscal 2023 PSUs will vest, if at all, after the completion of a three-year performance period, based: (1) 40% on our EPS, excluding selected plan-defined items, for each of the three service periods during the performance period; (2) 40% on our FCF, excluding selected plan-defined items, for each of the three service periods during the performance period; (3) 20% on the percentile ranking of our total shareholder return compared to the total shareholder return of the members of the S&P 600 Specialty Retailing index based on the 30 days preceding fiscal 2023 as the starting point and the 30 days preceding the 2026 fiscal year as the ending point; and (4) on the named executive officer's continued employment through the end of the performance period (except in the case of death, disability or retirement).

The actual number of PSUs that will vest will decrease to zero if we fail to meet the minimum performance levels for all of the performance goals. If we achieve the minimum performance levels for all of the performance goals, 50% of the target number of PSUs will vest. If we achieve the target performance levels for all of the performance goals, 100% of the target number of PSUs will vest. If we achieve the maximum performance levels for all of the performance goals, 200% of the target number of fiscal 2021 PSUs and fiscal 2022 PSUs will vest and 100% of the target number of fiscal 2023 PSUs will vest. The Human Capital and Compensation Committee capped the vesting of the 2023 PSUs at 100% of target to preserve share availability under the 2020 LTIP.

The SVCAs awarded to our named executive officers in fiscal 2023 pursuant to the 2020 LTIP covered a fixed number of SVCAs. The SVCAs vest 33-1/3% upon the closing price of our Common Shares equaling or exceeding the following thresholds for 20 consecutive trading days on or before the third anniversary of the grant date: (1) $25.00; (2) $32.50; and (3) $40.00. SVCAs may not be earned above target. We did not achieve any of the Common Share closing price vesting thresholds applicable to the SVCAs we granted in 2023. No Common Shares will be issued with respect to vested SVCAs before the third anniversary of the grant date.

In the event of a change in control (as defined in the 2020 LTIP) where the participant incurs a separation of service (as defined in Section 409A of the IRC) within the 30 days before or 24 months following the change in control, all awards outstanding under the 2020 LTIP automatically become fully vested. For a discussion of the change in control provisions in our senior executive severance agreements and the 2020 LTIP, see the "Potential Payments Upon Termination or Change in Control — Rights Under Post-Termination and Change in Control Arrangements" section below. See the "Components of our Executive Compensation Program — Long-Term Equity Incentive Compensation" section of the CD&A and the "Potential Payments Upon Termination or Change in Control — Rights Under Post-Termination and Change in Control Arrangements" section below for more information regarding the equity awards made under the 2020 LTIP in fiscal 2023.

Grants of Plan-Based Awards in Fiscal 2023

The following table sets forth each award made to our named executive officers in fiscal 2023 under the 2019 Bonus Plan and the 2020 LTIP.

Name (a)	Grant Date[1] (b)	Board Approval Date[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units (#)[4] (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh.) (k)	Grant Date Fair Value of Stock and Option Awards ($/Sh.)[5] (l)
			Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)				
Mr. Thorn	—	—	180,000	360,000	720,000	—	—	—	—	—	—	—
	—	—	720,000	1,440,000	2,880,000	—	—	—	—	—	—	—
	3/23/23	3/16/23	—	—	—	23,507	235,074	235,074	—	—	—	2,231,324
	3/23/23	3/16/23	—	—	—	—	100,000	—	—	—	—	428,333
	3/23/23	3/16/23	—	—	—	—	—	—	235,074	—	—	2,360,143
Mr. Ramsden	—	—	55,425	110,850	221,700	—	—	—	—	—	—	—
	—	—	221,700	443,400	886,800	—	—	—	—	—	—	—
	3/23/23	3/16/23	—	—	—	6,204	62,042	62,042	—	—	—	588,903
	3/23/23	3/16/23	—	—	—	—	61,583	—	—	—	—	263,779
	3/23/23	3/16/23	—	—	—	—	—	—	62,042	—	—	622,902
Ms. Giannantonio	—	—	48,750	97,500	195,000	—	—	—	—	—	—	—
	—	—	195,000	390,000	780,000	—	—	—	—	—	—	—
	3/23/23	3/16/23	—	—	—	5,457	54,570	54,570	—	—	—	517,978
	3/23/23	3/16/23	—	—	—	—	54,166	—	—	—	—	232,010
	3/23/23	3/16/23	—	—	—	—	—	—	54,570	—	—	547,883
Mr. Schlonsky	—	—	32,061	64,122	128,244	—	—	—	—	—	—	—
	—	—	128,244	256,488	512,976	—	—	—	—	—	—	—
	3/23/23	3/16/23	—	—	—	4,486	44,861	44,861	—	—	—	425,822
	3/23/23	3/16/23	—	—	—	—	44,529	—	—	—	—	190,733
	3/23/23	3/16/23	—	—	—	—	—	—	44,861	—	—	450,404
Mr. Robins	—	—	32,061	64,122	128,244	—	—	—	—	—	—	—
	—	—	128,244	256,488	512,976	—	—	—	—	—	—	—
	3/23/23	3/16/23	—	—	—	4,486	44,861	44,861	—	—	—	425,822
	3/23/23	3/16/23	—	—	—	—	44,529	—	—	—	—	190,733
	3/23/23	3/16/23	—	—	—	—	—	—	44,861	—	—	450,404

(1) As discussed in the "Compensation Policies & Practices — Equity Grant Timing" section of the CD&A, in fiscal 2023, the Board set the grant date for the RSU and SVCA awards and the service inception date for the PSU awards on such future date to allow the market to absorb and react to our release of material non-public information, and to avoid any suggestion that the Board, the Compensation Committee or any employee manipulated the terms or timing of the equity awards. The grant date fair value for the PSUs, RSUs, and SVCAs was $10.04 per share; however, the PSUs and RSUs were granted using a value of $13.40 per share, resulting in a discount of approximately 25% to the targeted grant value, and the SVCAs were granted using a value of $15.00, resulting in a discount of approximately 33% to the targeted grant value.

(2) The amounts in columns (c), (d) and (e) of the first row represent our named executive officers' threshold, target and maximum discretionary annual incentive award levels, respectively, for fiscal 2023 pursuant to the 2019 Bonus Plan. The amounts in columns (c), (d) and (e) of the second row represent our named executive officers' threshold, target and maximum objective corporate performance-based annual incentive award levels, respectively, for fiscal 2023 pursuant to the 2019 Bonus Plan. These awards are further described in the "Components of our Executive Compensation Program — Annual Cash Incentive Awards" section of the CD&A.

(3) The amounts in columns (f), (g) and (h) of the third row represent the threshold, target and maximum number of PSUs, respectively, awarded in fiscal 2023 pursuant to the 2020 LTIP that each named executive officer is eligible to earn depending on the level of achievement of the applicable performance metrics over the three-year performance period. The vesting of the fiscal 2023 PSUs is capped at 100% of target. The amounts in columns (g) of the fourth row represent SVCAs awarded in fiscal 2023 pursuant to the 2020 LTIP. The SVCAs vest 33-1/3% upon the closing price of our Common Shares equaling or exceeding the following thresholds for 20 consecutive trading days on or before the third anniversary of the grant date: (1) $25.00; (2) $32.50; and (3) $40.00. For more information on PSUs and SVCAs, see the narrative discussion preceding this table and the "Components of our Executive Compensation Program — Long-Term Equity Incentive Compensation" section of the CD&A.

(4) The amounts in column (i) represent RSUs awarded in fiscal 2023 pursuant to the 2020 LTIP, which awards are described in the narrative discussion preceding this table and the "Components of our Executive Compensation Program — Long-Term Equity Incentive Compensation" section of the CD&A.

(5) This column represents the aggregate grant date fair value of the PSUs, the SVCAs and the RSUs, in each case as calculated in accordance with ASC 718.

Outstanding Equity Awards at 2023 Fiscal Year-End

The following table sets forth, as of the end of fiscal 2023, all equity awards outstanding under our equity compensation plans for each named executive officer.

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (1) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (2) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (3) (j)
Mr. Thorn	—	—	—	—	—	311,730	1,814,269	480,826	2,798,407
Mr. Ramsden . . .	—	—	—	—	—	81,920	476,774	162,255	944,324
Ms. Giannantonio	—	—	—	—	—	65,626	381,943	108,736	632,844
Mr. Schlonsky . .	—	—	—	—	—	59,446	345,976	117,733	685,206
Mr. Robins	—	—	—	—	—	59,060	343,729	116,983	680,841

(1) The awards reported in column (g) reflect the unvested RSUs awarded to our named executive officers in fiscal 2023, fiscal 2022 and fiscal 2021 under the 2020 LTIP. The second third of the fiscal 2021 RSU awards vested during fiscal 2023. For additional information regarding the fiscal 2023 RSU awards, including the vesting terms, see the narrative discussion preceding the Grants of Plan-Based Awards in Fiscal 2023 table and the "Components of our Executive Compensation Program — Long-Term Equity Incentive Compensation" section of the CD&A. In connection with the termination of Ms. Giannantonio's employment on March 19, 2024, (i) a prorated portion of her RSUs vested and (ii) she forfeited her RSUs that did not vest.

(2) The awards reported in column (i) reflect PSUs awarded to our named executive officers in fiscal 2023, fiscal 2022 and fiscal 2021 under the 2020 LTIP (each at the target amount) and SVCAs awarded to our named executive officers fiscal 2023 under the 2020 LTIP. If we achieve the maximum performance levels applicable to the PSU awards in fiscal 2023, fiscal 2022 and fiscal 2021, the total number of

PSUs that would vest and be earned for such PSU awards would be: (1) 526,578 for Mr. Thorn; (2) 139,302 for Mr. Ramsden; (3) 54,570 for Ms. Giannantonio; (4) 101,547 for Mr. Schlonsky; and (5) 100,047 for Mr. Robins. In connection with the termination of Ms. Giannantonio's employment on March 19, 2024, she forfeited all of her PSUs and SVCAs.

(3) The market value was computed by multiplying the number of units or shares by $5.82, the closing price of our Common Shares on February 2, 2024 (the last trading day of fiscal 2023). If we achieve the maximum performance levels applicable to the PSU awards in fiscal 2021, fiscal 2022 and fiscal 2023, the aggregate market value for such PSU awards would be: (1) $3,064,684 for Mr. Thorn; (2) $810,738 for Mr. Ramsden; (3) $317,597 for Ms. Giannantonio; (4) $591,004 for Mr. Schlonsky; and (5) $582,274 for Mr. Robins. In connection with the termination of Ms. Giannantonio's employment on March 19, 2024, she forfeited all of her PSUs. For additional information on the fiscal 2023 PSU awards, see the narrative discussion in the "Components of our Executive Compensation Program — Long-Term Equity Incentive Compensation" section of the CD&A.

Option Exercises and Stock Vested in Fiscal 2023

The following table reflects all stock option exercises and the vesting of restricted stock held by each of our named executive officers during fiscal 2023.

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)[(1)] |
Name (a)	(b)	(c)	(d)	(e)
Mr. Thorn	—	—	49,665	539,356
Mr. Ramsden	—	—	17,044	184,927
Ms. Giannantonio			5,445	34,739
Mr. Schlonsky	—	—	12,506	135,690
Mr. Robins	—	—	12,174	132,087

(1) The amounts shown reflect the number of Common Shares issued to the named executive officer in settlement of the vesting of stock awards multiplied by the closing price of our Common Shares on the trading day before the vesting date.

Nonqualified Deferred Compensation

All of our named executive officers, as well as substantially all other employees, are eligible to participate in our tax-qualified Savings Plan, our "401(k) plan." In order to participate in the Savings Plan, an eligible employee must satisfy applicable service requirements and must make contributions to such plans ("Participant Contributions"). Participant Contributions are made through authorized payroll deductions to one or more of the several investment funds available under the Savings Plan and selected at the discretion of the participant. All Participant Contributions are matched by us ("Registrant Contributions") at a rate of 100% for the first 3% of salary contributed and 50% for the next 2% of salary contributed. Additionally, the amount of the Registrant Contribution is subject to the maximum annual compensation that may be taken into account for benefit calculation purposes under the IRC ($330,000 for calendar year 2023). Accordingly, the maximum aggregate Registrant Contribution that could be made to a named executive officer participating in the Savings Plan was $13,200 for fiscal 2023. All Registrant Contributions vest immediately and a participant in the Savings Plan who has terminated employment will be entitled to all funds in his or her account.

Our non-qualified supplemental defined contribution plan terminated in December 2020 and the balances thereunder were distributed to the participants in fiscal 2021.

Potential Payments Upon Termination or Change in Control

The "Rights Under Post-Termination and Change in Control Arrangements" section below summarizes the rights of our named executive officers under their employment agreements and other compensation arrangements upon a change in control or in the event their employment with us is terminated.

The "Estimated Payments if Triggering Event Occurred at 2023 Fiscal Year End" section below sets forth the payments that would have been received by each executive (or his or her beneficiaries, as applicable) upon a change in control or in the event the executive's employment with us terminated on February 3, 2024: (1) voluntarily or for cause; (2) involuntarily without cause (including a constructive termination (as defined in the Severance Plan)); (3) in connection with the executive's disability; (4) upon the executive's death; (5) upon the executive's retirement (none of the named executive officers was retirement eligible at the end of fiscal 2023 other than Mr. Thorn, Mr. Schlonsky and Mr. Robins); or (6) in connection with a change in control.

Rights Under Post-Termination and Change in Control Arrangements

Termination for Cause

If a named executive officer is terminated for cause or due to his or her voluntary resignation, we have no obligation to pay any unearned compensation or to provide any future benefits to the executive.

Involuntary Termination Without Cause

If a named executive officer is involuntarily terminated without cause (including a constructive termination), the Severance Plan would entitle the named executive officer to:

- a cash payment equal to the product of (1) the named executive officer's annualized base salary in effect on the date of termination and (2) a multiple thereof;

- a cash payment equal to a prorated portion of the annual incentive award that the named executive officer would have earned for the fiscal year in which the termination occurred had such termination not occurred;

- a cash payment for outplacement assistance;

- continued coverage for the named executive officer under our health plans until the last day of the calendar month in which the post-termination restriction period applicable to the named executive officer elapses, plus the amount necessary to reimburse the named executive officer for the taxes he would be liable for as a result of such continued coverage;

- prorated vesting of all unvested, outstanding RSU awards granted to the named executive officer (upon achievement of the applicable performance trigger, if applicable); and

- the settlement of any vested SVCAs.

Termination due to Disability or Death

If a named executive officer is terminated as a result of his or her disability or death:

- the Severance Plan would entitle the named executive officer to a cash payment equal to a prorated portion of the annual incentive award that the named executive officer would have earned for the fiscal year in which the termination occurred had such termination not occurred;

- a prorated portion of the unvested PSUs granted under the 2020 LTIP that the named executive officer would have earned had the named executive officer remained employed for the entire performance period would vest upon the certification of the applicable performance condition;

- a prorated portion of the unvested RSUs granted under the 2020 LTIP would vest on the termination date; and

- the named executive officer would be entitled to the settlement of any vested SVCAs.

Termination Upon Retirement

If a named executive officer is terminated as a result of his or her retirement (as defined in the applicable award agreement):

- a prorated portion of the unvested PSUs granted under the 2020 LTIP that the named executive officer would have earned had the named executive officer remained employed for the entire performance period would vest upon the certification of the applicable performance condition;

- a prorated portion of the unvested RSUs granted under the 2020 LTIP would vest on the termination date; and

- the named executive officer would be entitled to the settlement of any vested SVCAs.

Termination in connection with Change in Control

If terminated without cause (including a constructive termination) within 24 months after a change in control, the senior executive severance agreements would entitle the named executive officers to (1) a lump-sum payment equal to 200% of the executive's then current annual base salary and target annual incentive award, (2) a lump-sum payment equal to executive's target bonus prorated for the number of days the executive worked during the applicable performance period prior to the executive's termination and (3) continued coverage under our health plans for up to two years after the date of termination.

In addition, upon a change in control:

- if the change in control occurs before the third anniversary of the grant date and the named executive officer incurs a separation of service (as defined in Section 409A of the IRC) within the 30 days before or 24 months following the change in control, all unvested RSUs and SVCAs granted to the named executive officer under the 2020 LTIP would vest; and

- if the change in control occurs before the end of the applicable performance period, the greater of (1) the target number of PSUs and (2) a number of PSUs calculated based on the satisfaction of the applicable performance conditions before the change in control, would vest for each named executive officer.

Change in Control Described

Under the 2020 LTIP and the Severance Plan, a change in control generally occurs upon: (i) certain acquisitions of 20% or more of our outstanding voting securities; (ii) an unapproved change in the majority of the Board during any two-year period; or (iii) certain corporate transactions, including certain mergers, consolidations or the sale of substantially all of the Company's assets.

Under the senior executive severance agreements and the 2019 Bonus Plan, a change in control generally occurs upon: (i) certain acquisitions of more than 50% of the total fair market value or voting power in our outstanding voting securities; (ii) certain acquisitions during a one-year period of 30% or more of our outstanding voting securities; (iii) an unapproved change in the majority of the Board during any one-year period; or (iv) the disposition, during any one-year period, of 40% or more of the total gross fair market value of all of our assets.

Estimated Payments if Triggering Event Occurred at 2023 Fiscal Year-End

The amounts in the following tables are approximations based on various assumptions and estimates. The actual amounts to be paid can only be determined at the time of the change in control or termination of employment, as applicable. In the tables that follow, we have made the following material assumptions, estimates and characterizations:

- Except as otherwise provided in the tables below, the amounts are calculated based on compensation levels and benefits effective at February 3, 2024, the last day of fiscal 2023.

- We have not taken into account the possibility that a named executive officer may be eligible to receive healthcare benefits from another source following his or her termination. Therefore, the amounts shown in the "Healthcare Coverage" row in the tables below reflect, consistent with the assumptions that would be used to estimate the cost of these benefits for financial reporting purposes under generally accepted accounting principles, the current monthly cost to provide continued healthcare coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") applied to each month these benefits would be provided to the named executive officer. Included in the amounts shown in the "Healthcare Coverage" row in the tables below are the related tax gross-up amounts. The amounts shown in the "Long-Term Disability Benefit" row in the tables below represent 67% of the named executive officer's monthly salary, up to a maximum of $25,000 per month in accordance with the long-term disability insurance we maintain for our named executive officers. This benefit is payable until the named executive officer is no longer disabled or age 65, whichever occurs earlier. Due to the speculative nature of estimating the period of time during which a named executive officer may be disabled, we have presented only one month of disability benefits in the tables below.

- The amounts in the "Accelerated Equity Awards" row under the "Termination upon Disability," "Termination upon Death" and "Retirement" columns in the tables below represent the value (as of the final trading day on the NYSE during fiscal 2023) of (1) a prorated portion of the unvested RSUs granted under the 2020 LTIP, and (2) a prorated portion of the unvested PSUs granted under the 2020 LTIP in fiscal 2023, fiscal 2022 and in fiscal 2021, assuming that the applicable performance goals will be achieved at the target level.

- The amounts in the "Accelerated Equity Awards" row under the "Termination in Connection with a Change in Control" and "Change in Control (without termination)" columns in the tables below include all unvested RSUs, PSUs and SVCAs that would have vested on an accelerated basis had a change in control occurred as of the end of fiscal 2023. These amounts do not reflect any equity awards that vested in fiscal 2023.

- The closing market price of our Common Shares on the final trading day on the NYSE during fiscal 2023 was $5.82 per share.

Bruce K. Thorn

The following table reflects the payments that would have been due to Mr. Thorn in the event of a change in control and/or the termination of his employment on February 3, 2024.

	Event Occurring at February 3, 2024						
	Voluntary Termination/ For Cause ($)	Involuntary Termination without Cause ($)	Retirement ($)	Termination upon Disability ($)	Termination upon Death ($)	Termination in Connection with a Change in Control ($)	Change in Control (without termination) ($)
Salary/Salary Continuation ($)	—	2,400,000	—	—	—	2,400,000	—
Non-Equity Incentive Plan Compensation ($)	—	—	—	—	—	5,400,000	—
Healthcare Coverage ($)	—	61,665	—	—	—	61,665	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Outplacement Benefits ($)	—	40,000	—	—	—	—	—
Accelerated Equity Awards ($)	—	761,164	2,073,025	2,073,025	2,073,025	4,937,566	—
Total ($)	—	3,262,829	2,073,025	2,098,025	2,073,025	12,799,231	—

Jonathan E. Ramsden

The following table reflects the payments that would have been due to Mr. Ramsden in the event of a change in control and/or the termination of his employment with us on February 3, 2024.

	Event Occurring at February 3, 2024						
	Voluntary Termination/ For Cause ($)	Involuntary Termination without Cause ($)	Retirement ($)	Termination upon Disability ($)	Termination upon Death ($)	Termination in Connection with a Change in Control ($)	Change in Control (without termination) ($)
Salary/Salary Continuation ($)	—	1,478,000	—	—	—	1,478,000	—
Non-Equity Incentive Plan Compensation ($)	—	—	—	—	—	1,662,750	—
Healthcare Coverage ($)	—	87,451	—	—	—	87,451	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Outplacement Benefits ($)	—	25,000	—	—	—	—	—
Accelerated Equity Awards ($)	—	200,011	—	550,711	550,711	1,773,794	—
Total ($)	—	1,790,462	—	575,711	550,711	5,001,995	—

Margarita Giannantonio

The following table reflects the payments that would have been due to Ms. Giannantonio in the event of a change in control and/or the termination of her employment with us on February 3, 2024.

	Event Occurring at February 3, 2024						
	Voluntary Termination/ For Cause ($)	Involuntary Termination without Cause ($)	Retirement ($)	Termination upon Disability ($)	Termination upon Death ($)	Termination in Connection with a Change in Control ($)	Change in Control (without termination) ($)
Salary/Salary Continuation ($)	—	1,300,000	—	—	—	1,300,000	—
Non-Equity Incentive Plan Compensation ($)	—	—	—	—	—	1,462,500	—
Healthcare Coverage ($)	—	87,451	—	—	—	87,451	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Outplacement Benefits ($)	—	25,000	—	—	—	—	—
Accelerated Equity Awards ($)	—	93,948	—	201,158	201,158	1,018,104	—
Total ($)	—	1,506,399	—	226,158	201,158	3,868,055	—

Michael A. Schlonsky

The following table reflects the payments that would have been due to Mr. Schlonsky in the event of a change in control and/or the termination of his employment with us on February 3, 2024.

	Event Occurring at February 3, 2024						
	Voluntary Termination/ For Cause ($)	**Involuntary Termination without Cause ($)**	**Retirement ($)**	**Termination upon Disability ($)**	**Termination upon Death ($)**	**Termination in Connection with a Change in Control ($)**	**Change in Control (without termination) ($)**
Salary/Salary Continuation ($)	—	1,068,700	—	—	—	1,068,700	—
Non-Equity Incentive Plan Compensation ($)	—	—	—	—	—	961,830	—
Healthcare Coverage ($)	—	87,451	—	—	—	87,451	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Outplacement Benefits ($)	—	25,000	—	—	—	—	—
Accelerated Equity Awards ($)	—	145,635	401,646	401,646	401,646	1,389,170	—
Total ($)	—	1,326,786	401,646	426,646	401,646	3,507,151	—

Ronald A. Robins, Jr.

The following table reflects the payments that would have been due to Mr. Robins in the event of a change in control and/or the termination of his employment with us on February 3, 2024.

	Event Occurring at February 3, 2024						
	Voluntary Termination/ For Cause ($)	**Involuntary Termination without Cause ($)**	**Retirement ($)**	**Termination upon Disability ($)**	**Termination upon Death ($)**	**Termination in Connection with a Change in Control ($)**	**Change in Control (without termination) ($)**
Salary/Salary Continuation ($)	—	1,068,700	—	—	—	1,068,700	—
Non-Equity Incentive Plan Compensation ($)	—	—	—	—	—	961,830	—
Healthcare Coverage ($)	—	87,451	—	—	—	87,451	—
Long-Term Disability Benefit ($)	—	—	—	25,000	—	—	—
Outplacement Benefits ($)	—	25,000	—	—	—	—	—
Accelerated Equity Awards ($)	—	143,776	395,348	395,348	395,348	1,382,944	—
Total ($)	—	1,324,927	395,348	420,348	395,348	3,500,925	—

PROPOSAL TWO: APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO ITEM 402 OF REGULATION S-K, INCLUDING THE CD&A, COMPENSATION TABLES AND THE NARRATIVE DISCUSSION ACCOMPANYING THE TABLES

Section 14A of the Securities Exchange Act of 1934, as amended ("Exchange Act") requires that we provide our shareholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. The following summary of our executive compensation program describes our compensation philosophy and the key objectives identified by our Human Capital and Compensation Committee to implement our compensation philosophy.

Our executive compensation program is designed to: (1) pay for superior results by rewarding executives for achieving short- and long-term performance goals and creating long-term shareholder value; (2) align the interests of our executives with the interests of our shareholders through performance- and equity-based compensation; and (3) attract and retain talented executives by paying compensation that is competitive with the compensation paid by the companies in our peer group. We use a balanced mix of salary, annual cash incentive awards and equity awards to promote these objectives. For a more detailed discussion of how our executive compensation program promotes these objectives and our executive compensation philosophy, including information about the fiscal 2023 compensation of our named executive officers, we encourage you to read the CD&A as well as the Summary Compensation Table and other compensation tables in this Proxy Statement and the narrative discussion accompanying the tables.

An extremely difficult consumer environment and uncertain economic conditions negatively impacted Company performance in fiscal 2022 and fiscal 2023 and led the Human Capital and Compensation Committee to establish an executive compensation program for fiscal 2023 that differed significantly from the executive compensation programs established for previous fiscal years in more stable environments.

- *Annual Cash Incentive Awards.*   As a result of the lack of business visibility resulting from the extremely difficult consumer environment, the uncertain economic conditions at the time the Committee conducted its annual evaluation of our executive compensation program and our related inability to establish realistic performance goals until the second half of fiscal 2023, the Human Capital and Compensation Committee bifurcated the annual cash incentive award for the named executive officers in fiscal 2023 into (1) a discretionary award based on the progress made in our Operation North Star: Five Points Forward strategy during the first half of fiscal 2023 and (2) an objective corporate performance-based award similar to the annual cash incentive awards we have granted to our executives in recent fiscal years based on our adjusted operating income (weighted 65%) and comparable sales (weighted 35%) during the second half of fiscal 2023. Each named executive officer's total annual cash incentive award for fiscal 2023 was weighted 20% for the discretionary award and 80% for the corporate performance-based award. Based on the Human Capital and Compensation Committee's assessment of various actions taken and results achieved by management in connection with Operation North Star during the first half of fiscal 2023, each of our named executive officers earned a payout at target under the discretionary annual incentive award for fiscal 2023. Based on the Company's adjusted operating profit and comparable sales for the second half of fiscal 2023, each of our named executive officers also earned a payout at 64.6% of target under the objective corporate performance-based annual incentive award for fiscal 2023.

- *Performance Share Unit Awards.*   The Human Capital and Compensation Committee awarded our named executive officers a target number of PSUs in fiscal 2023 subject to (1) the attainment of performance goals applicable to specified performance measures (EPS, FCF and rTSR, weighted 40%, 40% and 20%, respectively) during a three-year performance cycle consisting of three annual service periods for the EPS and FCF performance measures and one three-year service period for the rTSR performance measure, and (2) the named executive officer's continued employment through the end of the performance cycle. The EPS and FCF performance goals applicable to the first service period of the fiscal 2023 PSU award performance cycle are based on the change in EPS and FCF from fiscal 2022 to fiscal 2023. Based on the changes in EPS of $5.06 and FCF of $155,415,000, we achieved 91.4% of the targeted goal for EPS and 94.2% of the targeted goal for FCF for the first service period of the fiscal 2023 PSU award performance cycle. Our rTSR result after the first year of the three-year performance cycle is the 7th percentile, which currently places us below the threshold payout level applicable to the PSUs awarded to our named executive officers in fiscal 2023. The 2023 PSUs were granted using an assumed grant date value of $13.40 per share, resulting in a discount of approximately 25% to the targeted grant value.

- *Restricted Stock Unit Awards*.   All of our named executive officers also received a portion of their equity awards in the form of RSUs. RSUs are primarily intended to align the interests of our named executive officers and our shareholders and help retain and motivate our named executive officers. The RSUs will vest ratably over three years from the grant date of the award if the participant remains employed by us through each annual vesting date. The 2023 RSUs were granted using an assumed grant date value of $13.40 per share, resulting in a discount of approximately 25% to the targeted grant value.

- *Shareholder Value Creation Awards*.   As a result of the extremely difficult consumer environment and uncertain economic conditions that negatively impacted Company performance in fiscal 2022 and created a significant gap between the total realizable compensation and the total target compensation of our named executive officers for fiscal 2021 and fiscal 2022, the Human Capital and Compensation Committee awarded SVCAs to our named executive officers in fiscal 2023 in addition to the PSUs and RSUs it has historically awarded. The SVCAs vest 33-1/3% upon the closing price of our Common Shares equaling or exceeding the following thresholds for 20 consecutive trading days on or before the third anniversary of the grant date: (1) $25.00 (an increase of approximately 149% above the closing price of our Common Shares on the grant date); (2) $32.50 (an increase of approximately 224% above the closing price of our Common Shares on the grant date); and (3) $40.00 (an increase of approximately 298% above the closing price of our Common Shares on the grant date). The SVCAs were granted using an assumed grant date value of $15.00 per share, resulting in a discount of approximately 33% to the targeted grant value.

We request that our shareholders indicate their support for the compensation of our named executive officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K by approving the following resolution:

"RESOLVED, that the shareholders of Big Lots approve, on an advisory basis, the compensation of the named executive officers of Big Lots, as disclosed in Big Lots' Proxy Statement for the 2024 Annual Meeting of Shareholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and the narrative discussion accompanying the tables."

The vote on the approval of the compensation of our named executive officers is advisory, which means that the vote is not binding on the Board, the Human Capital and Compensation Committee or us. If a majority of the votes are cast against the approval of the compensation of our named executive officers, the Board and the Human Capital and Compensation Committee will evaluate whether to take any actions to address the concerns of the shareholders with respect to our executive compensation program.

THE BOARD RECOMMENDS THAT YOU VOTE <u>FOR</u> THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO ITEM 402 OF REGULATION S-K, INCLUDING THE CD&A, COMPENSATION TABLES AND THE NARRATIVE DISCUSSION ACCOMPANYING THE TABLES.

CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, the Company is disclosing the following information about the relationship of the annual total compensation of our CEO and the median of the annual total compensation of our employees (other than the CEO) for fiscal 2023:

- The annual compensation of our CEO (Bruce K. Thorn) was $7,755,707.

- The annual total compensation of our median employee, a part-time store associate, was $9,846.

- The ratio of the annual total compensation of our CEO to the annual total compensation of our median employee was 788 to 1.

We identified our median employee for fiscal 2023 using the following methodology and material assumptions and adjustments. To identify the median of the annual total compensation of our active employees as of February 3, 2024, including any full-time, part-time, temporary or seasonal employees but excluding our CEO, we used total wages from our payroll records as reported to the Internal Revenue Service on Form W-2 for 2023. In making this determination, we did not annualize compensation for any full-time or part-time permanent employees who were employed on February 3, 2024 but did not work for us the entire year or make any full-time equivalent adjustments for part-time employees. We consistently applied this compensation measure and methodology to all of our employees included in the calculation.

We determined the annual total compensation for fiscal 2023 of our median employee (who was calculated to be a part-time store associate) in the same manner that we determine the total compensation of our named executive officers for purposes of the Summary Compensation Table. With respect to the annual total compensation of our CEO for fiscal 2023, we used the amount for fiscal 2023 reported in the "Total" column of the Summary Compensation Table.

This information is being provided for compliance purposes. Neither the Human Capital and Compensation Committee nor management of the Company used the pay ratio measure in making compensation decisions.

PAY VERSUS PERFORMANCE

Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[2]	Average Summary Compensation Table Total for non-PEO Named Executive Officers ($)[3]	Average Compensation Actually Paid to non-PEO Named Executive Officers ($)[4]	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return ($)	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return ($)[5]	Net Income (Loss) (in millions) ($)[6]	Adjusted Operating Income (Loss) (in millions) $[7]
2023	7,755,707	3,958,341	2,261,285	1,378,345	25	174	(482)	(343)
2022	8,523,181	(529,993)	2,319,423	182,859	70	124	(211)	(210)
2021	9,042,187	3,694,088	2,503,369	1,371,128	158	150	178	245
2020	7,725,640	25,188,735	2,687,139	5,384,381	232	141	629	397

(1) Bruce K. Thorn was our Chief Executive Officer for each year shown. The amounts shown reflect the amounts of total compensation reported for Mr. Thorn for each corresponding year in the "Total" column of the Summary Compensation Table.

(2) The amounts shown reflect the amounts of "compensation actually paid" to Mr. Thorn as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual amount of compensation earned by or paid to Mr. Thorn during the applicable year. In accordance with Item 402(v) of Regulation S-K, the following adjustments were made to the total compensation reported for Mr. Thorn in the "Total" column of the Summary Compensation Table for fiscal 2023:

Year	Reported Summary Compensation Table Total for PEO ($)	Reported Value of Equity Awards ($) [a]	Equity Award Adjustments ($) [b]	Compensation Actually Paid to PEO ($)
2023	7,755,707	(5,019,800)	1,222,434	3,958,341

(a) The amount shown reflects the amount reported for Mr. Thorn in the "Stock Awards" column of the Summary Compensation Table for fiscal 2023.

(b) The amount shown reflects the addition or subtraction, as applicable, of the following: (i) the fair value as of the end of fiscal 2023 of the equity awards that we granted to Mr. Thorn during fiscal 2023 that were unvested and outstanding as of the end of fiscal 2023; (ii) the change (positive or negative) in the fair value as of the end of fiscal 2023 from the end of fiscal 2022 of any equity awards that we granted to Mr. Thorn in prior years that were unvested and outstanding as of the end of fiscal 2023; and (iii) the change (positive or negative) in the fair value as of the vesting date from the end of fiscal 2022 of any equity awards that we granted to Mr. Thorn in prior years that vested during fiscal 2023. The amounts added or subtracted in calculating the equity award adjustments for fiscal 2023 are as follows:

Year	Year End Fair Value of Equity Awards ($)	Year over Year Change in Fair Value of Unvested and Outstanding Equity Awards ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Total Equity Award Adjustments ($)
2023	2,542,949	(1,037,418)	(283,097)	1,222,434

(3) During fiscal 2023, our other named executive officers consisted of Jonathan E. Ramsden, Margarita Giannantonio, Michael A. Schlonsky and Ronald A. Robins, Jr. During fiscal 2022, our other named executive officers consisted of Jonathan E. Ramsden, Michael A. Schlonsky, Ronald A. Robins, Jr., Gene Eddie Burt and Jack A. Pestello. During fiscal 2021, our other named executive officers consisted of Mr. Ramsden, Mr. Pestello, Mr. Schlonsky and Mr. Robins. During fiscal 2020, our other named executive officers consisted of Mr. Ramsden, Mr. Schlonsky, Mr. Robins, Mr. Pestello and Lisa M.

Bachmann. The amounts shown reflect the average of the amounts of total compensation reported for our other named executive officers for each corresponding year in the "Total" column of the Summary Compensation Table.

(4) The amounts shown reflect the average amount of "compensation actually paid" to our other named executive officers as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the average of the actual amount of compensation earned by or paid to the other named executive officers during the applicable year. In accordance with Item 402(v) of Regulation S-K, the following adjustments were made to the average total compensation reported for our other named executive officers in the "Total" column of the Summary Compensation Table for fiscal 2023:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs ($)	Average Reported Value of Equity Awards for Non-PEO NEOs ($) (a)	Average Equity Award Adjustments for Non-PEO NEOs ($) (b)	Average Compensation Actually Paid to Non-PEO NEOs ($) (d)
2023	2,261,285	(1,226,843)	343,904	1,378,345

(a) The amount shown reflects the average of the amounts reported for our other named executive officers in the "Stock Awards" column of the Summary Compensation Table for fiscal 2023.

(b) The amount shown reflects the addition or subtraction, as applicable, of the following: (i) the average fair value as of the end of fiscal 2023 of the equity awards that we granted to our other named executive officers during fiscal 2023 that were unvested and outstanding as of the end of fiscal 2023; (ii) the average change (positive or negative) in the fair value as of the end of fiscal 2023 from the end of fiscal 2022 of any equity awards that we granted to our other named executive officers in prior years that were unvested and outstanding as of the end of fiscal 2023; (iii) the average change (positive or negative) in the fair value as of the vesting date from the end of fiscal 2022 of any equity awards that we granted to our other named executive officers in prior years that vested during fiscal 2023; and (iv) a deduction for the average fair value as of the end of fiscal 2022 of equity awards granted in prior years that fail to meet the applicable vesting conditions during fiscal 2023. The amounts added or subtracted in calculating the equity award adjustments for fiscal 2023 are as follows:

Year	Average Year End Fair Value of Equity Awards ($)	Average Year over Year Change in Fair Value of Unvested and Outstanding Equity Awards ($)	Average Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Total Equity Award Adjustments ($)
2023 . .	604,438	(193,759)	(66,776)	0	343,904

(5) The peer group used for this purpose is the Standard & Poor's 500 Retailing Index, which is the same index that we use in our 2023 Form 10-K. The comparison assumes $100 was invested for the period starting February 1, 2020, through the end of the listed year in the Company and in the Standard & Poor's 500 Retailing Index, respectively.

(6) The amounts shown reflect the net income reported in the Company's audited financial statements for the corresponding year.

(7) Adjusted operating income is a non-GAAP financial measure. For fiscal 2020, adjusted operating income was equal to operating income ($856,548,000) less the gain on sale of distribution centers and related expenses (459,097,000). For fiscal 2021, adjusted operating income was equal to the sum of operating income and store asset impairment charges. For fiscal 2022, adjusted operating income was equal to (a) the sum of (i) operating income and (ii) store asset impairment charges less (b) the gain on sale of real estate and related expenses. For fiscal 2023, adjusted operating income was equal to (a) the sum of (i) operating income, (ii) synthetic lease exit costs and related expenses, (iii) forward distribution center contract termination costs and related expenses, (iv) store asset impairment charges and (v) fees related to a cost reduction and productivity initiative less (b) the gain on sale of real estate and related expenses. Reconciliations of adjusted operating income to operating income (the

most directly comparable GAAP financial measures) for fiscal 2021, fiscal 2022 and fiscal 2023 are attached to this Proxy Statement on Appendix A. Adjusted operating income represents the most important performance measure used by the Company to link the compensation actually paid to our named executive officers to Company performance for fiscal 2023. We may determine a different financial performance measure to be the most important financial performance measure in future years.

Financial Performance Measures

Pay-for-performance is the fundamental objective of our executive compensation philosophy. As a result, the Compensation Committee believes that a majority of each named executive officer's total compensation should be at risk or variable based on our performance and/or stock price (i.e., performance-based). The Compensation Committee selects the metrics used for both our short-term and long-term incentive awards because it believes they (1) effectively motivate our executives to achieve performance objectives that directly relate to our operating, financial and strategic goals and create long-term shareholder value and (2) link the interests of our executives with the interests of our shareholders. The financial performance measures used by the Company for fiscal 2023 to link the compensation actually paid to the Company's named executive officers to Company performance are as follows:

- Adjusted Operating Income
- Adjusted Earnings Per Share — Diluted
- Relative Total Shareholder Return
- Comparable Sales
- Adjusted Return on Invested Capital
- Adjusted Free Cash Flow

Analysis of the Information Presented in the Pay Versus Performance Table

In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between the information presented in the "Pay Versus Performance" table above.

Relationship of Compensation Actually Paid and Cumulative Total Shareholder Return

The following chart sets forth the relationship between Compensation Actually Paid to our Chief Executive Officer, the average Compensation Actually Paid to our other named executive officers, and the Company's cumulative total shareholder return over the four most recently completed fiscal years.



Relationship of Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our Chief Executive Officer, the average Compensation Actually Paid to our other named executive officers, and our net income during the four most recently completed fiscal years.



Relationship of Compensation Actually Paid and Adjusted Operating Income

The following chart sets forth the relationship between Compensation Actually Paid to our Chief Executive Officer, the average Compensation Actually Paid to our other named executive officers, and our adjusted operating income during the four most recently completed fiscal years.



Comparison of Cumulative Total Shareholder Return of the Company and Cumulative Total Shareholder Return of the Peer Group

The following chart compares our cumulative total shareholder return over the four most recently completed fiscal years to the cumulative total shareholder return of the Standard & Poor's 500 Retailing Index over the same period.



AUDIT COMMITTEE DISCLOSURE

General Information

The Audit Committee consists of five non-employee directors of the Board. The members of the Audit Committee have been reviewed by the Board and determined to be independent within the meaning of all applicable SEC regulations and NYSE listing standards.

The charter of the Audit Committee states that the purpose of the Audit Committee is to assist the Board in its oversight of:

- the integrity of our financial statements and financial reporting process, and our systems of internal accounting and financial controls;

- our compliance with legal and regulatory requirements, including our disclosure controls and procedures;

- the annual independent audit of our financial statements, the engagement of our independent registered public accounting firm, and the evaluation of the firm's qualifications, independence and performance;

- the performance of our internal audit function;

- the evaluation of enterprise risk issues; and

- the fulfillment of other responsibilities set forth in its charter.

The full text of the Audit Committee's charter is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption. The Audit Committee regularly reviews its responsibilities as outlined in its charter, prepares an annual agenda that addresses all of its responsibilities and conducts a self-assessment and review of the charter annually. The Audit Committee believes it fulfilled its responsibilities under the charter in fiscal 2023.

The Audit Committee schedules its meetings with a view towards ensuring that it devotes appropriate attention to all of its responsibilities. The Audit Committee's meetings include, whenever appropriate, executive sessions with the independent registered public accounting firm, the Company's Vice President, Internal Audit and our Chief Financial Officer, in each case without the presence of management. The Audit Committee also meets in executive session without the presence of anyone else, whenever appropriate.

During fiscal 2023, our management completed an assessment of our system of internal control over financial reporting in accordance with the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was apprised of the progress of the assessment and provided oversight and advice to management during the process. In connection with its oversight, the Audit Committee received periodic updates provided by management and the independent registered public accounting firm at each regularly scheduled Audit Committee meeting. The Audit Committee also reviewed the report of management contained in our Form 10-K, as well as the independent registered public accounting firm's Report of Independent Registered Public Accounting Firm included in our Form 10-K related to its audit of (1) our financial statements and (2) the effectiveness of our internal control over financial reporting. The Audit Committee continues to oversee efforts related to our system of internal control over financial reporting and management's preparations for the assessment thereof in fiscal 2023. The Audit Committee has also reviewed key initiatives and programs aimed at strengthening the effectiveness of our internal and disclosure control structure.

Independent Registered Public Accounting Firm

The Audit Committee engaged Deloitte & Touche LLP as our independent registered public accounting firm to audit our financial statements for fiscal 2023. Deloitte & Touche LLP has served as our independent registered public accounting firm since October 1989. The Audit Committee annually selects and evaluates our independent registered public accounting firm and reviews the scope of and plans for the audit by the independent registered public accounting firm. Some of the factors the Audit Committee considers in its evaluation include the independent auditor's qualifications, performance, independence and tenure. Based on its evaluation and review, the Audit Committee believes that it is in the best interest of the Company to retain Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2024.

Audit and Non-Audit Services Pre-Approval Policy

Pursuant to the Audit Committee's Audit and Non-Audit Services Pre-Approval Policy, all audit and non-audit services rendered by Deloitte & Touche LLP in fiscal 2023 and fiscal 2022, including the related fees, were pre-approved by the Audit Committee. Under the policy, the Audit Committee is required to pre-approve all audit and permissible non-audit services performed by the independent registered public accounting firm to assure that the provision of those services does not impair the firm's independence. Pre-approval is detailed as to the particular service or category of service and is subject to a specific engagement authorization. The Audit Committee requires the independent registered public accounting firm and management to report on the actual fees incurred for each category of service at Audit Committee meetings throughout the year.

During the year, it may become necessary to engage the independent registered public accounting firm for additional services that have not been pre-approved. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm. The Audit Committee may delegate pre-approval authority to one or more of its members for those instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The member or members to whom pre-approval authority is delegated must report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Fees Paid to Independent Registered Public Accounting Firm

The fees billed to us for the professional services rendered by Deloitte & Touche LLP during the two most recently completed fiscal years were as follows:

($ in thousands)	Fiscal 2022 ($)	Fiscal 2023 ($)
Audit Fees	1,520	1,500
Audit-Related Fees[1]	75	140
Tax Fees	37	20
All Other Fees[2]	2	2
Total Fees	1,634	1,662

(1) For fiscal 2022 and fiscal 2023, the audit-related fees principally related to significant non-routine transactions.

(2) For fiscal 2022 and fiscal 2023, the other fees include fees related to online subscription fees for technical support.

Audit Committee Report

The Audit Committee has reviewed and discussed the audited financial statements for fiscal 2023 with management and the independent registered public accounting firm. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 1301, as adopted by the Public Company Accounting Oversight Board. The Audit Committee has received the written communications from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence. Based on these reviews and discussions, the undersigned members of the Audit Committee recommended to the Board that the audited consolidated financial statements for fiscal 2023 be included in our Form 10-K for filing with the SEC.

Members of the Audit Committee:
Marla C. Gottschalk, Chair
Sandra Y. Campos
Kimberley A. Newton
Wendy L. Schoppert
Maureen B. Short

PROPOSAL THREE: RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2024

At its March 4, 2024 meeting, the Audit Committee appointed Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2024, subject to our entry into a mutually agreed upon services contract with Deloitte & Touche LLP. The submission of this matter for approval by shareholders is not legally required; however, we believe that such submission is consistent with best practices in corporate governance and is another opportunity for shareholders to provide direct feedback on an important issue of our corporate governance. If the shareholders do not ratify the appointment of Deloitte & Touche LLP, the selection of such firm as our independent registered public accounting firm will be reconsidered by the Audit Committee.

A representative of Deloitte & Touche LLP will be present at the Annual Meeting to respond to appropriate questions and to make a statement if so desired.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE <u>FOR</u> THE PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2024.


DELINQUENT SECTION 16(a) REPORTS


Section 16(a) of the Exchange Act requires the Company's directors and executive officers and any persons beneficially holding more than 10% of the Company's outstanding Common Shares to file statements reporting their initial beneficial ownership of Common Shares, and any subsequent changes in beneficial ownership, with the SEC by specified due dates that have been established by the SEC. Based solely upon the Company's review of (a) Section 16(a) statements filed on behalf of these persons for their respective transactions during fiscal 2023 and (b) representations received from these persons that no other Section 16(a) statements were required to be filed by them for their respective transactions during fiscal 2023, the Company believes that all Section 16(a) filing requirements applicable to its directors and executive officers and persons beneficially holding more than 10% of the Company's outstanding Common Shares were complied with during fiscal 2023, except that one report covering one transaction was filed after the prescribed time by Ms. Giannantonio.


SHAREHOLDER PROPOSALS


Any proposals of shareholders that are intended to be presented at our 2025 Annual Meeting of Shareholders must be received by our Corporate Secretary at our corporate offices on or before December 20, 2024 to be eligible for inclusion in our 2025 proxy statement and form of proxy. Such proposals must be submitted in accordance with Rule 14a-8 of the Exchange Act. If a shareholder intends to present a proposal at our 2025 Annual Meeting of Shareholders without inclusion of that proposal in our 2025 proxy materials and written notice of the proposal is not received by our Corporate Secretary at our corporate offices on or before March 5, 2025, or if we meet other requirements of the SEC rules, proxies solicited by the Board for our 2025 Annual Meeting of Shareholders will confer discretionary authority on the proxy holders named therein to vote on the proposal at the meeting. In addition, to comply with the universal proxy rules, shareholders who intend to solicit proxies for our 2025 Annual Meeting of Shareholders in support of director nominees other than the Company's nominees must provide notice to the Company that sets forth the information required by Rule 14a-19 of the Exchange Act no later than March 28, 2025.

Our Amended Code of Regulations permits a shareholder, or a group of shareholders, who has continuously owned at least 3% of our outstanding Common Shares for at least 3 years, to nominate and include in our proxy statement candidates for the Board, subject to certain requirements. Each eligible shareholder, or group of shareholders that together is an eligible shareholder, may nominate candidates for director, up to a limit of 25% of the number of directors on the Board. Any nominee must meet the qualification standards set forth in our Amended Code of Regulations. Any such notice and nomination materials must be delivered to, or mailed to and received by, our Corporate Secretary no earlier than 150 days and no later than 120 days before the anniversary of the date that the Company issued its proxy statement for the previous year's annual meeting of shareholders; provided, however, that if the date of the annual meeting has changed by more than 30 calendar days from the previous year, then the eligible shareholder must deliver the notice and nomination materials to our Corporate Secretary a reasonable time before we issue our proxy materials. Based on the one-year anniversary of the date that we issued our proxy statement for the 2024 Annual Meeting of Shareholders, an eligible shareholder wishing to nominate a candidate for election to the Board at the 2025 Annual Meeting of Shareholders must provide such notice no earlier than November 20, 2024 and no later than December 20, 2024. Any such notice and accompanying nomination materials must meet the requirements set forth in our Amended Code of Regulations, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption.

PROXY SOLICITATION COSTS

This solicitation of proxies is made by and on behalf of the Board. In addition to mailing the Notice of Internet Availability of Proxy Materials (or, if applicable, paper copies of this Proxy Statement, the Notice of Annual Meeting of Shareholders and the proxy card) to shareholders of record on the Record Date, the brokers and banks holding our Common Shares for beneficial shareholders must, at our expense, provide our proxy materials to persons for whom they hold our Common Shares in order that such Common Shares may be voted. Solicitation of proxies may also be made by our officers and regular employees personally or by telephone, mail or electronic mail. Officers and employees who assist with the solicitation will not receive any additional compensation. The cost of the solicitation will be borne by us. We have also retained Georgeson LLC to aid in the solicitation of proxies for a fee estimated to be $13,000, plus reasonable out-of-pocket expenses.

OTHER MATTERS

As of the date of this Proxy Statement, we know of no business that will be presented for consideration at the Annual Meeting other than as referred to in Proposal One, Proposal Two and Proposal Three above. If any other matter is properly brought before the Annual Meeting for action by shareholders, Common Shares represented by proxies returned to us and not revoked will be voted on such matter in accordance with the recommendations of the Board.

By order of the Board of Directors,

Ronald A. Robins, Jr.
Executive Vice President, Chief Legal and Governance Officer, General Counsel and Corporate Secretary

April 19, 2024

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Appendix A

BIG LOTS, INC. AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
(In thousands, except per share data)
(Unaudited)

The following tables reconcile depreciation expense, operating income (loss), net income (loss), diluted earnings (loss) per share (GAAP financial measures) to adjusted depreciation expense, adjusted operating income (loss), adjusted net income (loss), adjusted diluted earnings (loss) per share, adjusted EBITDA and adjusted free cash flow (non-GAAP financial measures) for fiscal 2023, fiscal 2022 and fiscal 2021.

Fiscal 2023

	As Reported	Adjustment to exclude synthetic lease exit costs and related expenses	Adjustment to exclude forward distribution center contract termination costs and related expenses	Adjustment to exclude store asset impairment charges	Adjustment to exclude gain on sale of real estate and related expenses	Adjustment to exclude fees related to a cost reduction and productivity initiative	Adjustment to exclude initial valuation allowance on deferred tax assets	As Adjusted (non-GAAP)
Depreciation expense . . .	$ 144,504	—	$ (8,030)	—	—	—	—	$ 136,474
Operating loss	$(387,357)	$53,610	$23,567	$148,595	$(212,463)	$31,359	—	$(342,689)
Net loss	$(481,876)	$39,780	$18,757	$128,385	$(210,444)	$30,087	146,004	$(329,307)
Diluted loss per share . . .	$ (16.53)	$ 1.36	$ 0.64	$ 4.40	$ (7.22)	$ 1.03	$ 5.01	$ (11.30)

	As Reported unless otherwise denoted
Adjusted operating loss	$(342,689)
Less: Adjusted depreciation expense	$ 136,474
Adjusted EBITDA	$(206,215)
Less: Capital expenditures	$ (63,139)
Plus: Change in inventories	$ 194,647
Adjusted free cash flow	$ (74,707)

The above adjusted depreciation expense, adjusted operating loss, adjusted net loss, adjusted diluted loss per share, adjusted EBITDA, and adjusted free cash flow are "non-GAAP financial measures" as that term is defined by Rule 101 of Regulation G (17 CFR Part 244) and Item 10 of Regulation S-K (17 CFR Part 229). These non-GAAP financial measures exclude from the most directly comparable financial measures calculated and presented in accordance with GAAP synthetic lease exit costs and related expenses of $53,610 ($39,780, net of tax), forward distribution center contract termination costs and related expenses of $23,567 ($18,757, net of tax), store asset impairment charges net of liability extinguishment for terminated leases of previously impaired stores of $148,595 ($128,385, net of tax), a gain on sale of real estate and related expenses of $212,463 ($210,444, net of tax), fees related to a cost reduction and productivity initiative which we refer to as "Project Springboard" of $31,359 ($30,087, net of tax), and an initial valuation allowance on deferred tax assets of $146,004 recorded in the second quarter of 2023, and subsequently adjusted in the fourth quarter of 2023.

Fiscal 2022

	As Reported	Adjustment to exclude store asset impairment charges	Adjustment to exclude gain on sale of real estate and related expenses	As Adjusted (non-GAAP)
Depreciation expense	$ 154,859	—	$ (1,734)	$ 153,125
Operating loss	$(261,500)	$68,396	$(16,847)	$(209,951)
Net loss	$(210,708)	$51,657	$ 12,807	$(171,858)
Diluted loss per share	$ (7.30)	$ 1.79	$ (0.44)	$ (5.96)

	As Reported unless otherwise denoted
Adjusted operating loss	$(209,951)
Less: Adjusted depreciation expense	$ 153,125
Adjusted EBITDA	$ (56,826)
Less: Capital expenditures	$(159,413)
Plus: Change in inventories	$ 89,848
Adjusted free cash flow	$(126,391)

The above adjusted depreciation expense, adjusted operating loss, adjusted net loss, adjusted diluted loss per share, adjusted EBITDA, and adjusted free cash flow are "non-GAAP financial measures" as that term is defined by Rule 101 of Regulation G (17 CFR Part 244) and Item 10 of Regulation S-K (17 CFR Part 229). These non-GAAP financial measures exclude from the most directly comparable financial measures calculated and presented in accordance with GAAP store asset impairment charges of $68,396 ($51,657, net of tax) and a gain on sale of real estate and related expenses of $16,847 ($12,807, net of tax). The depreciation expense included within the adjustment to exclude gain on sale of real estate and related expenses is the accelerated depreciation associated with the disposal of fixtures and equipment at each of the store locations included in the sale.

Fiscal 2021

	As Reported	Adjustment to exclude store asset impairment charges	As Adjusted (non-GAAP)
Operating income	$239,753	$5,033	$244,786
Net income	$177,778	$3,782	$181,560
Diluted earnings per share	$ 5.33	$ 0.11	$ 5.44

	As Reported unless otherwise denoted
Adjusted operating income	$ 244,786
Less: Adjusted depreciation expense	$ 142,572
Adjusted EBITDA	$ 387,358
Less: Capital expenditures	$(160,804)
Less: Change in inventories	$(297,503)
Adjusted free cash flow	$ (70,949)

The above adjusted operating income, adjusted net income, adjusted diluted earnings per share, adjusted EBITDA, and adjusted free cash flow are "non-GAAP financial measures" as that term is defined by Rule 101 of Regulation G (17 CFR Part 244) and Item 10 of Regulation S-K (17 CFR Part 229). These non-GAAP financial measures exclude from the most directly comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the United States of America ("GAAP") store asset impairment charges of $5,033 ($3,782, net of tax).

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 3, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 001-08897

BIG LOTS, INC.

(Exact name of registrant as specified in its charter)

Ohio	06-1119097
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4900 E. Dublin-Granville Road, Columbus, Ohio	43081
(Address of principal executive offices)	(Zip Code)

(614) 278-6800

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares $0.01 par value	BIG	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☑   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Common Shares held by non-affiliates of the Registrant (assuming for these purposes that all executive officers and directors are "affiliates" of the Registrant) was $294,902,033 on July 28, 2023, the last business day of the Registrant's most recently completed second fiscal quarter (based on the closing price of the Registrant's Common Shares on such date as reported on the New York Stock Exchange).

The number of the Registrant's common shares, $0.01 par value, outstanding as of April 12, 2024, was 29,512,551.

Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement for its 2024 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

BIG LOTS, INC.
FORM 10-K
FOR THE FISCAL YEAR ENDED FEBRUARY 3, 2024

TABLE OF CONTENTS

Part I   **Page**

Item 1.	Business	2
Item 1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	17
Item 1C.	Cybersecurity	18
Item 2.	Properties	19
Item 3.	Legal Proceedings	20
Item 4.	Mine Safety Disclosures	20
	Supplemental Item. Information about our Executive Officers	21

Part II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	23
Item 6.	[Reserved]	24
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	25
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	41
Item 8.	Financial Statements and Supplementary Data	42
	Report of Independent Registered Accounting Firm (PCAOB ID No. 34)	42
	Consolidated Statements of Operations and Comprehensive (Loss) Income	46
	Consolidated Balance Sheets	47
	Consolidated Statements of Shareholders' Equity	48
	Consolidated Statements of Cash Flows	49
	Notes to Consolidated Financial Statements	50
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	73
Item 9A.	Controls and Procedures	73
Item 9B.	Other Information	73
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	73

Part III

Item 10.	Directors, Executive Officers and Corporate Governance	74
Item 11.	Executive Compensation	74
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	75
Item 13.	Certain Relationships and Related Transactions, and Director Independence	75
Item 14.	Principal Accountant Fees and Services	75

Part IV

Item 15.	Exhibits and Financial Statement Schedules	76
Item 16.	Form 10-K Summary	79
	Signatures	80

Part I

Item 1. Business

The Company

Big Lots, Inc., an Ohio corporation, through its wholly owned subsidiaries is a home discount retailer operating in the United States ("U.S."). At February 3, 2024, we operated a total of 1,392 stores and an e-commerce platform. Our mission is to help people Live BIG and Save LOTS. Our vision is to be the BIG difference for a better life by delivering unmistakable value to customers, building a "best places to grow" culture, rewarding shareholders with top tier growth and returns, and doing good in local communities.

Our principal executive offices are located at 4900 E. Dublin-Granville Road, Columbus, Ohio 43081, and our telephone number is (614) 278-6800.

Unless this Annual Report on Form 10-K ("Form 10-K") otherwise indicates or the context otherwise requires, the terms the "Company," "we," "us," and "our" refer to Big Lots, Inc. and its subsidiaries.

Similar to many other retailers, our fiscal year ends on the Saturday nearest to January 31, which results in some fiscal years consisting of 52 weeks and some fiscal years consisting of 53 weeks. Unless otherwise stated, references to years in this Form 10-K relate to fiscal years rather than to calendar years. The following table summarizes our fiscal year calendar and the number of weeks in each fiscal year:

Fiscal Year	Number of Weeks	Year Begin Date	Year End Date
2024	52	February 4, 2024	February 1, 2025
2023	53	January 29, 2023	February 3, 2024
2022	52	January 30, 2022	January 28, 2023
2021	52	January 31, 2021	January 29, 2022
2020	52	February 2, 2020	January 30, 2021
2019	52	February 3, 2019	February 1, 2020

We manage our business on the basis of one segment: discount retailing. We use the following six merchandise categories, which are consistent with our internal management and reporting of merchandise net sales: Food; Consumables; Soft Home; Hard Home and Other; Furniture; and Seasonal. The Food category includes our beverage & grocery; specialty foods; and candy & snacks departments. The Consumables category includes our health, beauty and cosmetics; plastics; paper; pet; infant; stationery; and chemical departments. The Soft Home category includes our apparel; hosiery; jewelry; frames; fashion bedding; utility bedding; bath; window; decorative textile; and area rugs departments. The Hard Home and Other category includes our small appliances; table top; food preparation; home maintenance; home organization; toys; and electronics departments; and other offerings. The Furniture category includes our upholstery; mattress; ready-to-assemble; home décor; and case goods departments. The Seasonal category includes our lawn & garden; summer; Christmas; and other holiday departments.

In 2023, we realigned certain departments within select merchandise categories to be consistent with the realignment of our merchandising team and changes to our management reporting. In order to provide comparative information, we have reclassified our results into the new alignment for all periods presented. See the reclassifications section of Note 1 to the consolidated financial statements for further discussion.

We periodically assess, and make minor adjustments to, our product hierarchy, which can impact the roll-up of our merchandise categories. Our financial reporting process utilizes the most current product hierarchy in reporting net sales by merchandise category for all periods presented. Therefore, there may be minor reclassifications of net sales by merchandise category compared to previously reported amounts.

Merchandising

Our merchandising strategy primarily focuses on product sourcing, particularly closeout sourcing and global sourcing. We implement our merchandising strategy through (1) Bargains and Extreme Bargains, by seeking to deliver unmatched value in all of our merchandise categories through high quality closeouts on name brand items, affordable opening price points and low prices on our own brand assortment and (2) complementing our bargain offerings with an assortment of essentials, by seeking to offer a reliable assortment of simple-to-shop staple products that we believe our customers rely on and that bring consistency to our product mix. We evaluate our product offerings to ensure we are providing quality and unmistakable value, and exceeding our customer's expectations. We believe that focusing on our customers' expectations will improve our ability to provide a more relevant and desirable assortment of offerings in our merchandise categories.

We utilize traditional sourcing methods in purchasing imported and domestic products. We also take advantage of closeout channels to enhance our ability to offer products that provide unmistakable value to our customers, which we refer to as "Extreme Bargains." Further, we offer products that we believe provide a good value at lower prices, which we refer to as "Bargains." We generally source closeouts from production overruns, packaging changes, discontinued products, order cancellations, liquidations, returns, and other disruptions in the supply chains of manufacturers, but also from engineered closeouts and other sourcing options. We have increased our sourcing and purchasing of high quality closeout merchandise directly from manufacturers and other vendors, typically at prices lower than those paid by traditional discount retailers, to enhance our ability to deliver unmistakable value. We believe our strong vendor relationships support this sourcing model, and we intend to continue to grow our Bargain merchandise offerings during 2024.

Our global sourcing team and overseas vendor relationships continue to represent important components of our merchandising strategy. We expect our import partners to responsibly source goods that our merchandising teams identify as having our desired mix of quality and value. During 2023, we purchased approximately 21% of our merchandise, at cost, directly from overseas vendors, including approximately 13% from vendors located in China. Additionally, a significant amount of our domestically-purchased merchandise is manufactured abroad. As a result, a significant portion of our merchandise supply is subject to certain risks described in "Item 1A. Risk Factors" of this Form 10-K.

Advertising and Marketing

We believe that our brand image is an important part of why our customers choose to shop Big Lots. We also believe our brand image is important to the value proposition that we convey through all of our customer touchpoints. We employ an integrated approach for our marketing touchpoints and investments consisting of: (1) paid media, including television, print, digital, social media, internet, e-mail, and payment card-linked marketing; (2) earned media, including public relations and organic social media; and (3) owned media, including our website, customer loyalty programs, and in-store signage. Total advertising expense as a percentage of total net sales was 1.9%, 1.8%, and 1.6% in 2023, 2022, and 2021, respectively.

We have conducted extensive consumer research to enhance our understanding of why customers shop us and the reasons why others do not shop us. We have used this research to refine our brand positioning and implement changes to our messaging across all marketing touchpoints. Our research shows that our customers believe we excel in four key areas or brand pillars: unmistakable value, surprising products, easy shopping, and a delightful experience. Accordingly, our marketing strategy is grounded in these brand pillars. Our marketing tactics are intended to: (1) communicate bargains and extreme bargains; (2) drive incremental visits from new and existing customers; (3) increase our brand awareness, brand consideration and customers; and (4) drive personalized marketing based on our customer data platform. Our consumer research also influences how we merchandise our stores, invest in omnichannel capabilities, design our shopping experience, and invest in our business.

Our customer data is an important marketing tool that allows us to communicate with our customers in a cost-effective, personalized, and relevant manner, including through e-mail delivery of our circulars, announcement of flash sales, and product-specific promotions. At February 3, 2024, our customer loyalty program, which we call the "BIG Rewards Program," included approximately 20 million active members who had made a purchase in our stores in the last 12 months, compared to approximately 21 million active members at January 28, 2023. In addition to the customer communications mentioned above, our BIG Rewards Program rewards our customers for making frequent and high-ticket purchases and offers a special birthday reward. We utilize insights gained through the BIG Rewards Program to evaluate the effectiveness of our promotions, tailor promotions to our customers' shopping habits, and gain consumer insights. Our research shows that membership in the BIG Rewards Program helps drive net sales, and we have incentivized our store associates to encourage customer enrollment into the program.

We believe our approach to retailing differentiates us from the competition and allows us to make a difference in the communities we serve. Our community-oriented approach to retailing includes "doing good as we do well," which means supporting both local and national causes that aid the communities in which we do business. We invest in point-of-sale campaigns in each of our geographic regions, the beneficiaries of which are selected based on their impacts on local customers and associates. We serve the community on a national level through our Big Lots Foundation, which focuses on healthcare, housing, hunger, and education. In addition, we are pleased to support our local community in Columbus, OH through our partnership with Nationwide Children's Hospital, to which the Company committed $40 million and the Big Lots Foundation committed $10 million to the Big Lots Behavioral Health Pavilion, a state-of-the-art medical facility dedicated to child and adolescent mental and behavioral health, which opened in 2020.

Competition

We operate in the highly competitive retail industry. We face strong sales competition from other general merchandise, discount, home, food, furniture, arts and crafts, and dollar store retailers, which operate in traditional brick and mortar stores and/or online. Additionally, we compete with a number of companies for retail site locations and, distribution site locations, to attract and retain quality employees, and to acquire our broad merchandising assortment from vendors. We operate an e-commerce platform which faces additional competition for customers, fulfillment capabilities, and technological innovation from a wider range of retailers in a highly competitive marketplace.

Real Estate

The following table compares the number of our stores in operation at the beginning and end of each of the last five fiscal years:

	2023	2022	2021	2020	2019
Stores open at the beginning of the year	1,425	1,431	1,408	1,404	1,401
Stores opened during the year	15	56	50	24	54
Stores closed during the year	(48)	(62)	(27)	(20)	(51)
Stores open at the end of the year	1,392	1,425	1,431	1,408	1,404

For additional information regarding our real estate strategy, see the discussion under the caption "Operating Strategy - Real Estate" in the accompanying "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") in this Form 10-K.

The following table details our U.S. stores by state at February 3, 2024:

Alabama	29	Maine	5	Ohio	102
Arizona	34	Maryland	27	Oklahoma	20
Arkansas	12	Massachusetts	23	Oregon	14
California	109	Michigan	46	Pennsylvania	73
Colorado	14	Minnesota	2	Rhode Island	1
Connecticut	16	Mississippi	12	South Dakota	1
Delaware	5	Missouri	25	South Carolina	38
Florida	107	Montana	3	Tennessee	47
Georgia	51	Nebraska	3	Texas	116
Idaho	6	Nevada	13	Utah	7
Illinois	29	New Hampshire	6	Vermont	4
Indiana	45	New Jersey	27	Virginia	43
Iowa	3	New Mexico	12	Washington	26
Kansas	7	New York	64	West Virginia	16
Kentucky	40	North Carolina	75	Wisconsin	12
Louisiana	19	North Dakota	1	Wyoming	2
				Total stores	**1,392**
				Number of states	**48**

Of our 1,392 stores, 31% operate in four states: California, Texas, Florida, and Ohio, and net sales from stores in these states represented 32% of our 2023 net sales. We have a concentration in these states based on their size, population, and customer base.

Warehouse and Distribution

While certain of our merchandise vendors deliver directly to our stores, the large majority of our inventory is staged and delivered from our distribution centers to facilitate prompt and efficient distribution and transportation of merchandise to our stores and help maximize our sales and inventory turnover.

The majority of our merchandise offerings are processed for retail sale and distributed to our stores from five regional distribution centers located in Alabama, California, Ohio, Oklahoma, and Pennsylvania.

We selected the locations of our regional distribution centers to help manage transportation costs and to minimize the distance from our distribution centers to our stores.

In addition to our regional distribution centers that handle store merchandise, we operate two other warehouses within our Ohio distribution center. One warehouse distributes fixtures and supplies to our stores and our five regional distribution centers and the other warehouse serves as a fulfillment center for our direct-ship e-commerce operations. To supplement our e-commerce fulfillment center, we also fulfill direct-ship e-commerce orders from 66 of our store locations, which we strategically selected based on geographic location, size, and other relevant factors. We also fulfill some of our e-commerce orders using supplier direct fulfillment, a process in which the customer purchases merchandise through our e-commerce platform, but the merchandise is shipped directly from the supplier to the customer. Supplier direct fulfillment is primarily used for bulky items that are more costly to warehouse and ship. We also direct-ship a limited assortment out of our distribution center in California to fulfill some of our e-commerce orders. We continue to evaluate our e-commerce fulfillment capabilities to reduce shipping times and expenses.

In 2021 and 2022, we opened four small-format forward distribution centers ("FDC") located in Georgia, Pennsylvania, Washington, and Indiana to divert processing and logistics for bulk goods out of our regional distribution centers into our FDCs and to increase the efficiency and capacity of our regional distribution centers, which were designed to efficiently process cartons as opposed to bulk goods. In 2023, we ceased all business operations at our FDCs, subleased our Georgia and Indiana FDC locations to third-party tenants, and terminated the lease for the FDC located in Lacey, WA. We ceased all business operations at our FDCs due to the decline in sales volume, and to reduce operational expenses and right size our warehouse and distribution network. We are actively marketing the remaining FDC site in Pennsylvania for sublease, which has a remaining lease term of approximately 2.7 years. For additional information regarding our warehouses and distribution facilities and related initiatives, see the discussion under the caption "Warehouse and Distribution" in "Item 2. Properties" of this Form 10-K.

We will continue to evaluate our supply chain needs based on projected purchasing volumes and adjust the capacity of our distribution and fulfillment network accordingly.

Seasonality

We have historically experienced seasonal fluctuations in our sales and profitability, with a larger percentage of our net sales and operating profit realized in our fourth fiscal quarter, which includes the Christmas holiday selling season. Our quarterly net sales and operating profit (loss) can be affected by the timing of new store openings and store closings, advertising, and certain holidays. We historically receive a higher proportion of merchandise, carry higher inventory levels, and incur higher outbound shipping and payroll expenses as a percentage of sales in our third fiscal quarter in anticipation of increased sales activity during our fourth fiscal quarter. Performance during our fourth fiscal quarter typically reflects a leveraging effect which has a favorable impact on our operating results because net sales are higher and certain of our costs, such as rent and depreciation, are fixed and do not vary as sales levels escalate. If our sales performance is significantly better or worse during the Christmas holiday selling season, we would expect a more pronounced impact on our annual financial results than if our sales performance is significantly better or worse in a different season.

The seasonality of our net sales in the last three years was generally aligned with our historical seasonality. The seasonality of our operating results, however, differed significantly due to our recording an operating loss in the first, second, and fourth quarters of 2023 and every quarter of 2022, compared to only one quarter in 2021. This change in the seasonality of our operating results is primarily attributable to inflationary and macroeconomic pressures experienced throughout 2022 and 2023, which resulted in decreased net sales, decreased gross margin as a percentage of net sales, and increased selling and administrative expenses. For additional information regarding our operating results, see the discussion under the caption "Results of Operations" in the accompanying MD&A in this Form 10-K.

The following table sets forth the seasonality of net sales and operating profit (loss) for 2023, 2022, and 2021 by fiscal quarter:

	First	Second	Third	Fourth
Fiscal Year 2023				
Net sales as a percentage of full year	23.8 %	24.1 %	21.7 %	30.4 %
Operating (loss) profit as a percentage of full year [a]	(67.4)	(31.5)	5.1	(6.2)
Fiscal Year 2022				
Net sales as a percentage of full year	25.1 %	24.6 %	22.0 %	28.3 %
Operating loss as a percentage of full year [b]	(5.2)	(41.7)	(50.0)	(3.1)
Fiscal Year 2021				
Net sales as a percentage of full year	26.4 %	23.7 %	21.7 %	28.2 %
Operating profit (loss) as a percentage of full year	51.1	22.5	(1.7)	28.1

(a) The first, third, and fourth quarters of 2023 included asset impairment charges of $84.5 million, $55.3 million, and $11.7 million, respectively. The first quarter of 2023 included $53.6 million in lease exit costs associated with our prior synthetic lease for our Apple Valley, CA distribution center ("AVDC"). The first, second, third, and fourth quarters of 2023 included contract termination costs and expenses related to closure of our FDCs of $8.6 million, $9.0 million, $2.8 million, and $2.2 million, respectively. The second, third, and fourth quarters of 2023 included fees related to a cost reduction and productivity initiative ("Project Springboard") of $5.4 million, $14.4 million, and $11.5 million, respectively. For additional information regarding "Project Springboard," see the discussion under the caption "Project Springboard" within the "Operating Strategy" section within the accompanying MD&A in this Form 10-K. The third quarter of 2023 included a gain on sale of real estate and related expenses of $204.7 million related to the sale and leaseback of 23 owned stores and AVDC.

(b) The second, third, and fourth quarters of 2022 included asset impairment charges of $24.1 million, $21.7 million, and $22.6 million, respectively. The fourth quarter of 2022 also included a gain on sale of real estate and related expenses of $16.8 million related to the sale of 20 owned store locations and one unoccupied land parcel.

Human Capital

At February 3, 2024, we had approximately 30,300 active associates comprised of 10,000 full-time and 20,300 part-time associates. Approximately 67% of the associates we employed during 2023 were employed on a part-time basis. Temporary associates hired for the holiday selling season increased the total number of associates to a peak of approximately 32,200 in 2023. We are not a party to any labor agreements. We require all of our associates to adhere to our Code of Business Conduct and Ethics and workplace safety protocols.

We believe our associates are among our most important resources. We evaluate our human capital management at our stores, distribution centers, and corporate headquarters on the basis of associate engagement, diversity, equity, and inclusion, compensation and benefits, talent development and health and safety.

Associate Engagement

We send an associate engagement survey to each of the associates in our corporate headquarters and to our field and distribution center leadership on an annual basis to assess our associate engagement and obtain the thoughts of those associates regarding manager effectiveness, performance enablement, and our diversity and inclusion efforts. In 2023, 91% of the associates surveyed responded to the survey with a 76% favorable engagement rate. Based on results of the annual survey, our leaders create action plans to address areas where our associates have told us we can improve.

Diversity, Equity, and Inclusion

We recognize the value of creating a diverse, equitable, and inclusive workplace. As a result, diversity, equity, and inclusion ("DEI") is a significant component of our human capital management. As part of our commitment to DEI, we established a Diversity, Equity, and Inclusion Council ("DEI Council") in 2020 to lead the development and advancement of our DEI strategy. The DEI Council is comprised of associates from our stores, distribution centers, and corporate headquarters who represent various job levels, locations, ages, genders, languages, work shifts, races, sexual orientations, and leadership styles. Additionally, our Diversity, Equity, and Inclusion Executive Advisory Committee, which is comprised of senior leaders, provides guidance to the DEI Council, approves our DEI strategy and promotes its achievement throughout our organization. In 2022 and 2023, we integrated our conscious inclusion program into the onboarding process for all of our associates, which we developed to build awareness of our DEI strategy, educate our associates on how we can improve DEI, and further promote the already strong culture of belonging and empowerment for all associates.

Compensation and Benefits

We offer a competitive compensation and benefits package to our eligible associates including, among other benefits, incentive compensation, performance-based merit pay, paid holidays, paid vacation, 401(k) match, and healthcare coverage, including medical, dental, and vision insurance with health savings account and flexible savings account options. Our compensation and benefits packages are designed to attract and retain high-performing talent. Additionally, we provide our associates with a company discount on our merchandise and our associates redeemed over $22 million in corporate discounts in 2023.

Talent Development

Talent development is critical to developing the high-performance culture that we seek to foster. Each of our associates participates in an annual goal-setting process and completes an annual performance review, which is followed by periodic discussions throughout the year to assess progress. Each of our managers also completes an individual development plan on an annual basis to set and track long-term goals. Additionally, our business leaders participate in a succession planning process that serves as a tool for identifying and developing high-potential individuals within our organization as well as ensuring business continuity. We also offer a robust catalog of training and development programs to our associates through our Big Lots University training tool, which covers topics including, but not limited to, workplace harassment, safety, ethics, leadership, and job skills. All associates are responsible for upholding the Company's Code of Business Conduct and Ethics and Human Rights Policy which form the foundation of our policies and practices and ethical business culture.

Health and Safety

The health and safety of our associates is of the utmost importance. We have implemented comprehensive safety protocols in each of our stores, distribution centers, and corporate offices to ensure the safety of associates, customers, and other visitors in each facility. We require each of our associates to complete safety training courses relevant to their jobs, which we track using e-learning tools to ensure compliance. In addition to traditional safety training, we require all of our associates to participate in aggressor/active shooter training and we require our store associates to participate in argumentative and de-escalating conversations training. We reinforce safety standards with re-training requirements and regular, engaging communications.

Environmental, Social and Governance Practices

The Board has primary responsibility for overseeing environmental, health and safety, corporate social responsibility, corporate governance, sustainability and other public policy matters relevant to the Company ("ESG Matters"), including overseeing the management of risks relating to ESG matters. The Board executes its oversight duties in part by assigning responsibility to committees of the Board to oversee the management of ESG Matters and ESG risks that fall within their respective areas. Our Nominating / Corporate Governance Committee assists the Board in fulfilling the Board's oversight responsibility relating to the evaluation of ESG risk and has responsibility under its charter to oversee ESG Matters. Our Environmental, Social and Governance Committee supports the Company's ongoing commitment to ESG Matters. The Environmental, Social and Governance Committee takes a leadership role in (1) developing the Company's general strategy with respect to ESG Matters, (2) overseeing the development of policies and practices relating to ESG Matters based on such strategy and the integration of such policies and practices into the Company's business operations and strategy, (3) overseeing communications with employees, investors and stakeholders regarding ESG Matters and (4) monitoring and assessing developments relating to, and improving the Company's understanding of, ESG Matters. The Environmental, Social and Governance Committee is comprised of our Chief Legal and Governance Officer, our Chief Financial and Administrative Officer and the leaders of our Compliance/ Social, Diversity, Equity & Inclusion, Investor Relations, Public Relations and Sustainability functions. The duties and responsibilities of the Environmental, Social and Governance Committee are further described in its charter, which is available in the Investor Relations section of our website (www.biglots.com) under the "Corporate Governance" caption.

Our vision is to be the BIG difference for a better life, and we deliver on that vision by building stronger communities where all families can thrive. Through our culture of philanthropy, we remain dedicated to making a positive impact on the places we call home. The Big Lots Foundation is focused on improving the lives of families and children facing challenges in four key areas— hunger, housing, healthcare, and education—which we believe are the most basic needs of any community. We carry out our philanthropy strategy through key programs and relationships, including national point-of-sale donation campaigns that engage our customers and associates around the country to raise dollars and awareness for causes that impact all of us; Big Lots Foundation giving to invest in organizations that are fulfilling the Big Lots Foundation's mission in communities where our stakeholders live and work; volunteerism and community engagement that empowers our associates to give their time and talents to the causes they care about most; and in-kind donations of our products to nonprofit partners, which allows us to support local communities and reduce our environmental impact. To date, the Big Lots Foundation has donated approximately $25.0 million to help fulfil our philanthropic vision.

In April 2023, we published our second corporate social responsibility report, titled "BIG Cares," which addressed our environmental, social and governance policies, initiatives and achievements. A copy of this report is available on our website (www.biglots.com). The contents of our website, including the Big Cares reports, are not incorporated into, or otherwise made a part of, this Form 10-K.

Available Information

We make available, free of charge, through the "Investors" section of our website (www.biglots.com) under the "SEC Filings" caption, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as well as our definitive proxy materials filed pursuant to section 14 of the Exchange Act, as soon as reasonably practicable after we file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). These filings are also available on the SEC's website at http://www.sec.gov. The contents of our website, including the Big Cares report, are not incorporated into, or otherwise made a part of, this Form 10-K.

Item 1A. Risk Factors

The statements in this item describe material risks to our business and should be considered carefully. In addition, these statements constitute cautionary statements under the Private Securities Litigation Reform Act of 1995.

This Form 10-K contains forward-looking statements that set forth anticipated results based on management's plans and assumptions. From time to time, we provide forward-looking statements in other materials we release to the public and in oral statements that may be made by us. Such forward-looking statements give our current expectations or forecasts of future events. They do not relate strictly to historical or current facts. Such statements are commonly identified by using words such as "anticipate," "estimate," "continue," "could," "approximate," "expect," "objective," "goal," "project," "intend," "plan," "believe," "will," "should," "may," "target," "forecast," "guidance," "outlook," and similar expressions in connection with any discussion of future operating or financial performance. In particular, forward-looking statements include statements relating to future actions, future performance, or results of current and anticipated products, sales efforts, expenses, interest rates, the outcome of contingencies, such as legal proceedings and financial results.

We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties, and potentially inaccurate assumptions. If known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results or those anticipated, estimated, or projected results set forth in the forward-looking statements. You should bear this in mind as you consider forward-looking statements made or to be made by us.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC.

The following cautionary discussion of material risks, uncertainties, and assumptions relevant to our businesses describes factors that, individually or in the aggregate, we believe could cause our actual results to differ materially from expected and historical results. Additional risks not presently known to us or that we presently believe to be immaterial also may adversely impact us. Should any risks or uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition, results of operations, and liquidity. Consequently, all forward-looking statements made or to be made by us are qualified by these cautionary statements, and there can be no assurance that the results or developments we anticipate will be realized or that they will have the expected effects on our business or operations. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Our ability to achieve the results contemplated by forward-looking statements is subject to a number of factors, any one or a combination of which could materially affect our business, financial condition, results of operations, and liquidity. These factors may include, but are not limited to:

Operational and Supply Chain Risks

Our strategy depends on initiatives designed to increase sales and improve the efficiencies, costs and effectiveness of our operations. Failure to achieve these goals could affect our performance adversely.

We have implemented a cost reduction and productivity initiative that we refer to as "Project Springboard," with the goal of improving our operating income by over $200 million by reducing our cost of goods sold, improving gross margin and reducing selling and administrative expenses. The initiatives intended to reduce cost of goods sold are expected to be achieved primarily through reduced input costs as a result of improved purchasing practices and competitive bidding processes, among other improvements. The gross margin improvements are primarily expected to be achieved through optimization of our inventory allocation processes and improved marketing, pricing, and promotion, among other improvements. The selling and administrative expense savings are expected to be achieved through optimization of store payroll, improved efficiency in our supply chain, procurement improvements, and other workforce efficiencies. We may not meet or exceed our operating performance targets and goals if our strategies and initiatives are unsuccessful. Our ability to execute and/or refine our operating and strategic plans, as necessary, including cost savings initiatives, could impact our ability to meet our operating performance targets. Additionally, we must effectively adjust our operating and strategic plans over time to adapt to the evolving marketplace. See the discussion under the caption "Operating Strategy" within MD&A in this Form 10-K for additional information concerning our operating strategy.

Our arrangements with our suppliers and vendors may be materially and adversely affected by changes in our financial results or financial position or changes in consumer demand, which could materially and adversely affect our business.

Substantially all of our merchandise suppliers and vendors sell to us on open account purchase terms. There is a risk that our suppliers and vendors could respond to any actual or apparent decrease in, or any concern with, our financial results or liquidity by requiring or conditioning their sale of merchandise to us on more stringent or more costly payment terms, such as by requiring earlier or advance payment of invoices, payment upon delivery or other assurances or credit support or by choosing not to sell merchandise to us on a timely basis or at all. In addition, if demand for our products declines, the volume of merchandise we purchase from suppliers may decrease, which could result in smaller discounts from our vendors or the elimination of such discounts. Our arrangements with our suppliers and vendors may also be impacted by media reports regarding our financial position or other factors relating to our business. Our need for additional liquidity could materially increase and our supply of inventory could be materially disrupted if any of our key suppliers or vendors, or a significant portion of our other suppliers or vendors, takes one or more of the actions described above, which could result in increased operating costs and decreased net sales, customer satisfaction and profits.

We are subject to payments-related risks that could increase our operating costs, expose us to fraud, subject us to potential liability, and potentially disrupt our business.

We accept payments using a variety of methods, including credit cards, debit cards, credit accounts, our private label credit cards, gift cards, direct debit from a customer's bank account, consumer invoicing, and physical bank checks, and we may offer different payment options over time. These payment options subject us to many compliance requirements, including, but not limited to, compliance with payment card association operating rules, data security rules, certification requirements, rules governing electronic funds transfers, and Payment Card Industry Data Security Standards. They also subject us to potential fraud by criminal elements seeking to discover and take advantage of security vulnerabilities that may exist in some of these payment systems. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards, electronic checks, gift cards and promotional financing, and our business may be disrupted if these companies become unwilling or unable to provide these services to us. If we fail to comply with these rules or requirements or adequately encrypt payment transaction data, or if our data security systems are breached or compromised, we may be liable for card issuing banks' costs, become subject to fines and higher transaction fees, and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments, and our business and operating results could be adversely affected.

Disruption to our distribution network, the capacity of our distribution centers, and our timely receipt of merchandise inventory could adversely affect our operating performance.

We rely on our ability to replenish depleted merchandise inventory through deliveries to our distribution centers and from the distribution centers to our stores by various means of transportation, including shipments by sea, rail and truck carriers. A decrease in the capacity of carriers, labor strikes or shortages, or disruptions in the transportation industry could negatively affect our distribution network, our timely receipt of merchandise and/or our transportation costs. In addition, disruptions to the U.S. and international transportation infrastructure from wars or conflicts (including the Russian invasion of Ukraine and the Israel-Hamas war), political unrest, terrorism, natural disasters (including extreme weather), pandemic diseases, governmental budget constraints and other significant events that lead to delays or interruptions of service could adversely affect our business. Although the Israel-Hamas war has not yet had a material impact on our business or operations, the expansion of the geographic or economic scope of the conflict could create supply chain inefficiencies, increase shipping costs and delay shipments of merchandise, any of which could have an adverse impact in our ability to receive merchandise. In addition, a fire, earthquake, or other disaster (including extreme weather) at one of our distribution centers could disrupt our timely receipt, processing and shipment of merchandise to our stores which could adversely affect our business. Additionally, as we seek to expand our operations through sales growth and advancement of our online retail capabilities, we may face increased or unexpected demands on distribution center operations, as well as new demands on our distribution network.

We rely on manufacturers located in foreign countries, including China, for significant amounts of merchandise, including a significant amount of our domestically-purchased merchandise. Our business may be materially adversely affected by risks associated with international trade, including the impact of tariffs and/or sanctions imposed by the U.S. with respect to certain consumer goods imported from China.

Global sourcing of many of the products we sell is an important factor in driving higher operating profit. During 2023, we purchased approximately 21% of our products, at cost, directly from overseas vendors, including 13% from vendors located in China. Additionally, a significant amount of our domestically-purchased merchandise is manufactured abroad. Our ability to identify qualified vendors and to access products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced outside of the U.S. Global sourcing and foreign trade involve numerous risks and uncertainties beyond our control, including increased shipping costs, increased import duties, more restrictive quotas, loss of most favored nation trading status, currency and exchange rate fluctuations, work stoppages, transportation delays, economic uncertainties such as inflation, foreign government regulations, political unrest, pandemic diseases, natural disasters, war, terrorism, trade restrictions and tariffs (including retaliation by the U.S. against foreign practices or by foreign countries against U.S. practices), the financial stability of vendors, or merchandise quality issues. U.S. policy on trade restrictions frequently changes and may result in new laws, regulations, or treaties that increase the costs of importing goods and/or limit the scope of available foreign vendors. These and other issues affecting our international vendors could materially adversely affect our business and financial performance.

The majority of our products and components of our products imported from China are currently subject to tariffs and proposed tariffs. As a result, we are continually evaluating the potential impact of the effective and proposed tariffs on our supply chain, costs, sales, and profitability, and are considering strategies to mitigate such impact, including reviewing sourcing options, exploring first sale valuation strategies, filing requests for exclusion from the tariffs with the U.S. Trade Representative for certain product lines, and working with our vendors and merchants. Given the volatility and uncertainty regarding the scope and duration of these tariffs, as well as the potential for additional trade actions by the U.S. or other countries, the impact on our operations and results is uncertain and could be significant. We can provide no assurance that any strategies we implement to mitigate the impact of such tariffs or other trade actions will be successful. To the extent that our supply chain, costs, sales, or profitability are negatively affected by the tariffs or other trade actions, our business, financial condition and results of operations may be materially adversely affected.

Our inability to properly manage our inventory levels and offer merchandise that meets changing customer demands may materially impact our business and financial performance.

We must maintain sufficient inventory levels to successfully operate our business. However, we also must seek to avoid accumulating excess inventory to maintain appropriate in-stock levels based on evolving customer demands. We obtain approximately 21% of our merchandise directly from vendors outside of the U.S. These foreign vendors often require us to order merchandise and enter into purchase order contracts for the purchase of such merchandise well in advance of the time we offer these products for sale. As a result, we may experience difficulty in rapidly responding to a changing retail environment, which makes us vulnerable to changes in price and in consumer preferences. In addition, we attempt to maximize our operating profit and operating efficiency by delivering proper quantities of merchandise to our stores in a timely manner. If we do not accurately anticipate future demand for a particular product or the time it will take to replenish inventory levels, our inventory levels may not be appropriate and our results of operations may be negatively impacted.

In addition, maintaining sufficient inventory levels involves relying on our vendors to timely deliver merchandise in the quantities we ordered. In November 2022, United Furniture Industries, Inc. ("UFI") unexpectedly and without notice to us ceased operations and terminated its employees. Furniture products supplied by UFI to the Company represented approximately 6% of our merchandise purchases in 2022. By the end of 2023, we have fully mitigated the impact of UFI's closure, but the closure did have an adverse impact on our operations in both 2022 and 2023. We cannot provide any assurance that our vendors will timely deliver the merchandise we have ordered from them and their failure to do so could adversely impact our results of operations.

If we are unable to successfully appeal to and engage with our target consumers, our business and financial performance may be materially and adversely affected.

We operate in the consumer retail industry through brick-and-mortar stores and digitally through an e-commerce platform. As a result, our success depends on, among other things, our ability to identify and successfully market products through various channels that appeal to our current and future target customer segments, align our offerings with consumer preferences and maintain favorable perceptions of our brand image by our target customers. If we are unable to successfully appeal to and engage with our target customers, our business and results of operations may be materially and adversely affected.

If we are unable to maintain or upgrade our information technology or computer systems or if such systems are damaged or cease to function properly, our operations may be disrupted or become less efficient.

We depend on a variety of information technology and computer systems for the efficient functioning of our business. We rely on certain hardware, telecommunications and software vendors to maintain and periodically upgrade many of these systems so that we can continue to support our business. Various components of our information technology and computer systems, including hardware, networks, and software, are licensed to us by third party vendors. We rely extensively on our information technology and computer systems to process transactions, summarize results, and manage our business, including management and distribution of our inventory. Our information technology and computer systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, cyberattacks or other security breaches, obsolescence, catastrophic events and extreme weather conditions such as fires, floods, earthquakes, tornados and hurricanes, acts of war or terrorism, and usage errors by our employees or our contractors. In recent years, we have begun using vendor-hosted solutions for certain of our information technology and computer systems, which are more exposed to telecommunication failures.

If our information technology or computer systems are damaged or cease to function properly, we may have to make a significant investment to fix or replace them, and we may suffer loss of critical data and interruptions or delays in our operations as a result. Any material interruption experienced by our information technology or computer systems could negatively affect our business and results of operations. Costs and potential interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of our existing systems could disrupt or reduce the efficiency of our business.

If we are unable to retain existing and/or secure suitable new store locations under favorable lease terms, our financial performance may be negatively affected.

We lease almost all of our stores, and a significant number of the store leases expire or are up for renewal each year, as noted below in "Item 2. Properties" and in MD&A in this Form 10-K. Our strategy to improve our financial performance includes increasing sales while managing the occupancy cost of each of our stores. A primary component of our sales growth strategy is increasing our comparable store sales, which requires renewing many leases each year. Additional components of our sales growth strategy include opening new store locations, either as an expansion in an existing market or as an entrance into a new market, and relocating certain existing stores to new locations within existing markets. If we are unable to negotiate favorable lease renewals and/or new store leases under unfavorable lease terms or at all, our financial position, results of operations, and liquidity may be negatively affected.

Shareholder activism could result in potential operational disruption, divert our resources and management's attention and have an adverse effect on our business.

Shareholder activism, which may arise in various forms and situations, could divert management's attention from its current strategies, require us to incur substantial legal, consulting, and public relations fees, and could result in potential operational disruption. Further, any perceived uncertainties as to our future direction and control could result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified employees, any of which could adversely affect our business and operating results. Any perceived uncertainties could also adversely affect the price and volatility of our stock.

Market and Competitive Risks

Further deterioration in general economic conditions, disposable income levels, and other conditions, such as inflation, unseasonable weather, pandemic diseases, or global events, could lead to reduced consumer demand for our merchandise, and materially adversely affect our revenues and gross margin.

Our results of operations are directly and materially impacted by the health of the U.S. economy. Our business and financial performance may be adversely impacted by current and future economic conditions, including factors that may restrict or otherwise negatively impact consumer financing, disposable income levels, unemployment levels, energy costs and interest rates, recession, inflation, and other matters, such as tax reform, natural disasters, climate change, pandemic diseases, wars, or terrorist activities, that influence consumer spending. Specifically, our Soft Home, Hard Home and Other, Furniture and Seasonal merchandise categories are threatened when disposable income levels are negatively impacted by economic conditions. In 2022 and 2023, the U.S. experienced historically high inflation, which together with general economic conditions, negatively impacted disposable income levels, the discretionary spending of our customers and our business and results of operation. If inflation remains at historically high levels and/or general economic conditions further deteriorate, disposable income levels, discretionary spending and our business and results of operations could be materially adversely affected.

Additionally, the net sales of cyclical product offerings in our Seasonal category may be threatened when we experience extended periods of unseasonable or extreme weather, including unseasonable weather caused by climate change. Inclement weather can also negatively impact our Furniture category, as many customers transport the product home personally. In particular, the economic conditions and weather patterns of four states (California, Texas, Florida, and Ohio) are important as approximately 31% of our current stores operate and 32% of our 2023 net sales occurred in these states.

If we are unable to compete effectively in the highly competitive discount retail industry, our business and results of operations may be materially adversely affected.

The discount retail industry, which includes both traditional brick and mortar stores and online marketplaces, is highly competitive. As discussed in Item 1 of this Form 10-K, we compete for customers, products, employees, real estate, and other aspects of our business with a number of other companies. Some of our competitors have broader distribution (e.g., more stores and/or a more established online presence), and/or greater financial, marketing, and other resources than us. It is possible that increased competition, significant discounting, improved performance by our competitors, an inability to distinguish our brand from our competitors, or failure to effectively promote our brand image to younger generations may reduce our market share, gross margin, and operating margin, and may materially adversely affect our business and results of operations.

If we are unable to compete effectively in the omnichannel retail marketplace, our business and results of operations may be materially adversely affected.

Competition from other retailers in the online retail marketplace is intense and growing. Certain of our competitors, including several pure online retailers, have established online operations that we compete against for customers and products. It is possible that the competition in the online retail space may reduce our market share, gross margin, and operating margin, and may materially adversely affect our business and results of operations in other ways. Our operations include an e-commerce platform with multiple fulfillment options to enhance our omnichannel experience. Operating an e-commerce platform is a complex, rapidly evolving and expensive undertaking. We must keep pace with changing customer expectations and new developments. There is no guarantee that the resources we have applied to this effort will increase revenues or improve operating performance. If our online retailing initiatives do not meet our customers' expectations, the initiatives may reduce our customers' desire to purchase goods from us both online and at our brick and mortar stores and may materially adversely affect our business and results of operations.

In addition, customers routinely use technology and digital platforms to rapidly compare products and prices and purchase products, among other things. Once purchased, customers seek various delivery options for those products. Customers often expect quick, timely, and low-price or free delivery and/or convenient pickup options. We must anticipate and adapt to these purchasing process changes.

Further, more online sales with direct fulfillment or curbside pickup may reduce the amount of in-store traffic, which could reduce the opportunities for cross-selling of merchandise in-store and could reduce our overall sales.

Fluctuation in commodity prices, including but not limited to diesel fuel and other fuels used by utilities to generate power, could materially adversely impact our gross margin and operating profit.

Transporting merchandise, supplies, fixtures, and other materials to and from our distribution centers and stores requires significant volumes of diesel fuel and other fuels. As a result, fluctuations in the prices of diesel fuel and other fuels, including increases in fuel prices, directly impact the carrying cost of inventory, the cost of outbound transportation from our distribution centers to our stores, and the cost to transport other materials and supplies. Additionally, we consume significant volumes of electricity and natural gas to heat, cool, and operate equipment in our stores and distribution centers. Our utility providers depend on various fuels to generate and transport electricity and natural gas, the cost of which is typically passed through to us as the consumer. A rise in the cost of diesel fuels and other fuels, including fuels used to generate and transport electricity and natural gas could materially adversely impact our gross margins and our operating profit.

Cybersecurity Risks

If we are unable to secure customer, employee, vendor and/or company data, our systems could be compromised, our reputation could be damaged, and we could be subject to penalties or lawsuits.

In the normal course of business, we process and collect relevant data about our customers, employees and vendors. The protection of our customer, employee, vendor and company data and information is critical to us. We have implemented policies, procedures and technologies designed to safeguard our customers' debit and credit card information and other private data, our employees' and vendors' private data, and our records and intellectual property. We utilize third-party service providers in connection with certain technology related activities, including credit card processing, website hosting, data encryption and software support. We require these providers to take appropriate measures to secure such data and information and assess their ability to do so.

Despite our policies, technologies and other information security measures, we cannot be certain that our information technology systems or the information technology systems of our third-party service providers are preventing, containing, or detecting, or will be able to prevent, contain or detect all cyberattacks, cyberterrorism, or security breaches. As evidenced by other retailers who have suffered serious security breaches, we may be vulnerable to data security breaches and data loss, including cyberattacks. A material breach of our security measures or our third-party service providers' security measures, the misuse of our customer, employee, vendor and company data or information or our failure to comply with applicable privacy and information security laws and regulations could result in the exposure of sensitive data or information, attract a substantial amount of negative media attention, damage our customer or employee relationships and our reputation and brand, distract the attention of management from their other responsibilities, subject us to government enforcement actions, private litigation, penalties and costly response measures, and result in lost sales and a reduction in the market value of our common shares. While we have taken actions to mitigate our financial and operational risk, in the event we experience a material data or information security breach, our protection may not be sufficient to cover the impact to our business.

In addition, the data and information security and privacy regulatory environment is increasingly demanding, as new and revised requirements are frequently imposed across our business. Compliance, or failure to comply, with more demanding privacy and information security laws and standards may result in significant expense due to increased investment in technology, development of new operational processes, and exposure to litigation or regulatory action.

Human Capital Risks

If we are unable to attract, train, and retain highly qualified associates while also controlling our labor costs, our financial performance may be negatively affected.

Our customers expect a positive shopping experience, which is driven by a high level of customer service from our associates and a quality presentation of our merchandise. Additionally, our customers expect merchandise to be in stock in our stores and online, which is partially driven by the timely delivery of merchandise from our distribution centers to our stores. To grow our operations and meet the needs and expectations of our customers, we must attract, train, and retain a large number of highly qualified associates, and also control labor costs. We compete with other retail businesses for many of our associates and many of our store and distribution center positions have historically had high turnover rates, which can increase training and retention costs. In addition, our ability to control labor costs is subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force, prevailing wage rates, the impact of federal, state, or local minimum wage legislation, the impact of legislation or regulations governing labor relations or benefits, and health insurance costs.

We have experienced significant turnover in our senior management team, and our loss of additional members of our senior management team or our failure to attract and retain qualified personnel, skilled workers and key officers could have an adverse effect on us.

We have recently experienced significant turnover in our senior management team and have promoted employees to fill certain key roles. Our business may be adversely affected by such turnover and the transitions in our senior management team and turnover at the senior management level may create instability within the Company, which could disrupt and impede our day-to-day operations, internal controls and our ability to fully implement our business plan and growth strategy. In addition, management transition inherently causes some loss of institutional knowledge, which can negatively affect strategy and execution, and our results of operations and financial condition could be negatively impacted as a result. Competition for key management personnel is intense. If we fail to successfully attract, train and retain senior management with the appropriate expertise, we could experience increased employee turnover and harm to our business, results of operations, cash flow and financial condition. Like most businesses, our employees are important to our success and we are dependent in part on our ability to retain the services of our key management, operational, compliance, finance, administrative and store associate personnel.

Regulatory and Legal Liability Risks

Changes in federal or state legislation and regulations, including the effects of legislation and regulations on product safety and hazardous materials, could increase our cost of doing business and adversely affect our operating performance.

New federal or state legislation, including new product safety and hazardous material laws and regulations, may negatively impact our operations, increase our cost of doing business and adversely affect our operating performance. Changes in product safety legislation or regulations may lead to product recalls and the disposal or write-off of merchandise, as well as fines or penalties and reputational damage. If our merchandise and food products do not meet applicable governmental safety standards or our customers' expectations regarding quality or safety, we could experience lost sales, increased costs, reputational damage, and increased legal risk.

In addition, if we discard or dispose of our merchandise, particularly merchandise which is non-salable, inconsistently with applicable waste management standards, we could expose ourselves to certain fines and litigation costs related to hazardous material regulations. Our inability to comply on a timely basis with regulatory requirements, execute product recalls in a timely manner, or consistently implement waste management standards, may result in fines or penalties which could have a material adverse effect on our financial results. In addition, negative customer perceptions regarding the safety of the products we sell could cause us to lose market share to our competitors. If this occurs, it may be difficult for us to regain lost sales.

We are subject to periodic litigation and regulatory proceedings, including Fair Labor Standards Act, state wage and hour, and shareholder class action lawsuits, which may adversely affect our business and financial performance.

From time to time, we are involved in litigation and regulatory actions, including various collective, class action or shareholder derivative lawsuits that may be brought against us for alleged violations of the Fair Labor Standards Act, state wage and hour laws, sales tax and consumer protection laws, False Claims Act, federal securities laws and environmental and hazardous waste regulations among others. Due to the inherent uncertainties of litigation, we may not be able to accurately determine the impact on us of any future adverse outcome of such proceedings. The ultimate resolution of these matters could have a material adverse impact on our financial condition, results of operations, and liquidity. In addition, regardless of the outcome, these proceedings could result in substantial cost to us and require us to devote substantial attention and resources to defend ourselves. For a description of certain current legal proceedings, see Note 9 to the accompanying consolidated financial statements.

We may be adversely affected by legal, regulatory or market responses to climate change.

Growing concern over climate change has led policy makers in the U.S. to consider the enactment of legislative and regulatory proposals that would impose mandatory requirements on greenhouse gas emissions. Such laws, if enacted, are likely to impact our business in a number of ways. For example, we use natural gas, diesel fuel, gasoline and electricity in conducting our operations. Increased government regulations to limit carbon dioxide and other greenhouse gas emissions may result in increased compliance costs and legislation or regulation affecting energy inputs, which could materially affect our profitability. Compliance with any new or more stringent laws or requirements, or stricter interpretations of existing laws, could require additional expenditures by us or our suppliers. Our inability to appropriately respond to such changes could adversely impact our business, financial condition, results of operations or cash flows.

Our current insurance program may expose us to unexpected costs and negatively affect our financial performance.

Our insurance coverage is subject to deductibles, self-insured retentions, limits of liability and similar provisions that we believe are prudent based on our overall operations. We may incur certain types of losses that we cannot insure or that we believe are not economically reasonable to insure, such as losses due to acts of war, employee and certain other crime, some natural disasters, and pandemic diseases. If we incur these losses and they are material, our financial condition and results of operations could suffer. Certain material events may result in sizable losses for the insurance industry and adversely impact the availability of adequate insurance coverage or result in excessive premium increases. To offset negative cost trends in the insurance market, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to these market changes. In addition, we self-insure a significant portion of expected losses under our workers' compensation, general liability, including automobile, and group health insurance programs. Unanticipated changes in any applicable actuarial assumptions and management estimates underlying our recorded liabilities for these self-insured losses, including potential increases in medical and indemnity costs, could result in significantly different expenses than expected under these programs, which could have a material adverse effect on our financial condition and results of operations. Although we continue to maintain property insurance for catastrophic events, we are self-insured for losses up to the amount of our deductibles. If we experience a greater number of self-insured losses than we anticipate, our financial performance could be adversely affected.

Financial Risks

If we are unable to comply with the terms of the 2022 Credit Agreement and/or the Term Loan Facility, our capital resources, financial condition, results of operations, and liquidity may be materially adversely affected.

We borrow funds under our $900 million five-year asset-based revolving credit facility (as amended, the "2022 Credit Agreement"), from time to time depending on operating or other cash flow requirements. In addition, on April 18, 2024 we entered into a Credit Agreement (the "Term Loan Facility") that provides for a "first in, last out" delayed draw term loan facility in an aggregate committed amount of up to $200 million.

The 2022 Credit Agreement and the Term Loan Facility contain customary affirmative and negative covenants (including, where applicable, restrictions on our ability to, among other things, incur additional indebtedness, pay dividends, redeem or repurchase stock, prepay certain indebtedness, make certain loans and investments, dispose of assets, enter into restrictive agreements, engage in transactions with affiliates, modify organizational documents, incur liens and consummate mergers and other fundamental changes) and events of default, including a cross default to other material indebtedness. In addition, both the 2022 Credit Agreement and the Term Loan Facility require us to comply with an Excess Availability Covenant (as defined in Note 13 to the accompanying consolidated financial statements). These covenants could impose significant operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions that we believe are advisable or necessary for our business. Our ability to comply with these covenants and other provisions in the 2022 Credit Agreement and/or the Term Loan Facility may be affected by changes in our operating and financial performance, current general business and economic conditions or changes in those conditions, adverse regulatory developments, or other events beyond our control. A violation of these covenants would result in a default under the 2022 Credit Agreement and/or the Term Loan Facility, which would permit the lenders to restrict our ability to further access the 2022 Credit Agreement and/or the Term Loan Facility for loans and, if applicable, letters of credit and could require the immediate repayment of any outstanding loans under the 2022 Credit Agreement and/or the Term Loan Facility. Our failure to comply with these covenants may have a material adverse effect on our business, financial condition, results of operations, and liquidity. If we are unable to borrow under the 2022 Credit Agreement and/or the Term Loan Facility, we may not have the necessary cash resources for our operations and, if any event of default occurs under the 2022 Credit Agreement and/or the Term Loan Facility, there is no assurance that we would have the cash resources available to repay such accelerated obligations, refinance such indebtedness on commercially reasonable terms, or at all, or cash collateralize our letters of credit, which would have a material adverse effect on our business, financial condition, results of operations and liquidity.

In addition, our ability to borrow under the 2022 Credit Agreement and the Term Loan Facility is limited by the amount of the applicable borrowing base under each facility. The borrowing base under the Term Loan Facility is calculated based on specified percentages of eligible inventory (including in-transit inventory), credit card receivables, real estate, fixtures, machinery and equipment, subject to customary exceptions and reserves. The borrowing base under the 2022 Credit Agreement is calculated based on specified percentages of eligible inventory (including in-transit inventory) and credit card receivables, subject to customary exceptions and reserves, including the Term Pushdown Reserve (as defined in Note 13 to the accompanying consolidated financial statements).

Any negative impact on the elements of our borrowing bases, including a further decline in our business, could reduce our borrowing capacity under the 2022 Credit Agreement and/or the Term Loan Facility, which could have a material adverse effect on our business, financial condition, results of operations, and liquidity.

We may be unable to generate sufficient cash flow to satisfy our debt service obligations, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to make principal and interest payments when due, or refinance our indebtedness will depend on, among other things, our ability to generate cash in the future and other factors that affect our financial and operating performance including economic conditions and other financial, competitive, legislative, regulatory, tax and other factors, many of which are beyond our control. If our business does not generate sufficient cash flow from operations, in the amounts projected (which are based on a number of assumptions which involve significant judgments and estimates of future performance, borrowing capacity and credit availability) or at all, or if future borrowings are not available to us in amounts sufficient to fund our liquidity needs, our business, financial condition and results of operations could be materially adversely affected. There can be no assurance that our cash flow from operations and other internal and external sources of liquidity will at all times be sufficient for our cash requirements. If we cannot generate sufficient cash flow from operations to make scheduled principal and interest payments, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures, seek additional debt or equity or take other actions. There can be no assurance that any of these actions would be successful. In addition, our ability to obtain any additional financing or refinance any of our indebtedness would depend on many factors, including our existing level of indebtedness and restrictions imposed by our indebtedness, historical business performance, financial projections, the value and sufficiency of collateral, prospects and creditworthiness, external economic conditions and general liquidity in the credit and capital markets. The terms of the 2022 Credit Agreement, the Term Loan Facility, or future debt agreements may also restrict us from effecting any of these alternatives without an amendment or consent which may not be obtainable. Further, changes in the credit and capital markets, including market disruptions and interest rate fluctuations, may increase the cost of financing, make it more difficult to obtain favorable terms, or further limit or restrict our access to these sources of future liquidity. Our inability to obtain additional financing or refinance any of our indebtedness on commercially reasonable terms or at all or to effect any other action relating to our indebtedness on satisfactory terms or at all could have a material adverse effect on our business, financial condition and results of operations.

Because we do not intend to pay cash dividends in the near term, stockholders may not receive any return on investment unless they are able to sell their common stock for a price greater than their purchase price, and we cannot guarantee that we will continue to repurchase our common stock pursuant to our stock repurchase program.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock in the near term. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions, including those under agreements governing our existing indebtedness, any potential future indebtedness we may incur, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Accordingly, if stockholders purchase shares of our common stock, a gain on investment will depend on an increase in the price of our stock, which may never occur.

Furthermore, although our Board of Directors has authorized a share repurchase program, we are not obligated to make any purchases under the program and we may discontinue it at any time. For example, during Fiscal 2020 we temporarily suspended our share repurchase program in response to uncertainty caused by the COVID-19 pandemic. We have not made any repurchases under our share repurchase program since the fourth quarter of 2021.

A continued increase in operating losses or failure to achieve forecasted results may impair our ability to realize the value of our long-lived assets.

We are required by accounting rules to periodically assess our property and equipment, operating lease right-of-use assets, and intangible assets for impairment and recognize an impairment loss, if necessary. In performing these assessments, we use our historical financial performance to determine whether we have potential impairments or valuation concerns and as evidence to support our assumptions about future financial performance. A significant decline in our financial performance could negatively affect the results of our assessments of the recoverability of our property and equipment, operating lease right-of-use assets, deferred tax assets, and our intangible assets and trigger the impairment of these assets. For example, we incurred $68.4 million and $148.5 million of impairments relating to underperforming stores in 2022 and 2023, respectively. Impairment charges taken against property and equipment, operating lease right-of-use assets, and intangible assets could be material and could have a material adverse impact on our capital resources, financial condition, results of operations, and liquidity. In 2023, we also recorded a valuation allowance of $146.0 million against our deferred tax assets (see Note 8 - *Income Taxes* for more information on the valuation allowance). Failure to achieve forecasted results could have a material adverse impact on the recoverability of these deferred tax assets.

<u>Other Risks</u>

We also may be subject to a number of other factors which may, individually or in the aggregate, materially adversely affect our business, capital resources, financial condition, results of operations and liquidity. These factors include, but are not limited to:

- Changes in governmental laws, case law and regulations, including changes that increase our effective tax rate, comprehensive tax reform, or other matters related to taxation;
- Changes in accounting standards, including new interpretations and updates to current standards;
- Events or circumstances could occur which could create bad publicity for us or for the types of merchandise offered in our stores which may negatively impact our business results including our sales;
- Infringement of our intellectual property, including the Big Lots trademarks, could dilute their value; and
- Other risks described from time to time in our filings with the SEC.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

The Company has developed an information security program for assessing, identifying and managing material risks from cybersecurity threats. The program includes policies and procedures that govern how the Company's security measures and controls are developed, implemented, and maintained. The Company conducts a cybersecurity risk assessment, based on a method and guidance from a recognized national standards organization, at least annually. The Company selects the security controls it uses to address cybersecurity risks based on its annual risk assessment, additional risk-based analysis performed by the Company and its evaluation of various factors, including the likelihood and severity of risk, the impact on the Company and others if a risk materializes, the feasibility and cost of controls, and the impact of controls on operations and others. Security controls used by the Company include endpoint threat detection and response (EDR), identity and access management (IAM), privileged access management (PAM), logging and monitoring involving the use of security information and event management (SIEM), multi-factor authentication (MFA), firewalls and intrusion detection and prevention, and vulnerability and patch management.

The Company engages third-party security firms to provide or operate some of these security controls and technology systems. For example, third parties conduct assessments such as vulnerability scans and penetration testing. The Company uses a variety of processes to address cybersecurity threats related to the use of third-party technology and services, including pre-acquisition diligence, imposition of contractual obligations, and performance monitoring.

The Company has a written incident response plan and periodically conducts tabletop exercises to enhance incident response preparedness. The Company also maintains business continuity and disaster recovery plans to prepare for a potential disruption in technology. The Company is a member of an industry cybersecurity intelligence and risk sharing organization. Employees undergo security awareness training when hired and at least semi-annually thereafter.

The Company has an Enterprise Risk Management (ERM) function to address enterprise risks, including cybersecurity. ERM is led by our Enterprise Risk Council, which consists of members of the CEO's staff. The Risk Council oversees the design and execution of the ERM function to allow for the identification, assessment, prioritization, management, monitoring and reporting of material risks. This includes an annual risk assessment and quarterly updates of the risk profile given current operating conditions. The Risk Council meets quarterly and provides reporting to the Board of Directors and relevant Board Committees given the nature of specific risks identified, which includes cybersecurity risk.

The Company may not be able to fully, continuously, and effectively implement security controls as intended. As described above, we utilize a risk-based approach and judgment to determine the security controls we implement and it is possible that we may not implement appropriate controls if we do not recognize or underestimate a particular risk. In addition, security controls, no matter how well designed or implemented, may only mitigate and not fully eliminate risks. Events, when detected by security tools or third parties, may not always be immediately understood or acted upon.

Governance.

Our Chief Information Security Officer (CISO) has primary responsibility for the development, operation, and maintenance of our information security program, including assessing and managing risk from cybersecurity threats. The Company's CISO has 30 years of information technology experience, with 17 years focused specifically on information security and risk management. He combines organizational management and leadership skills with a high degree of technical knowledge, the result of hands-on information technology and security experience.

The CISO provides regular security updates to key members of our management team, quarterly Audit Committee briefings, and ad-hoc security updates if a situation requires. Security Risk Assessment results are provided to both the Enterprise Risk Council as well as the Audit Committee as part of the quarterly briefings. The Board of Directors has delegated oversight of the information security program to the Audit Committee.

The Company is not aware of any cybersecurity threat or any material cybersecurity data breach to date, including as a result of any previous cybersecurity incidents, that has materially affected or is reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Item 2. Properties

Retail Operations

All of our stores are located in the U.S., predominantly in strip shopping centers, and have an average store size of approximately 33,477 square feet, of which an average of 23,177 is selling square feet. Our physical facilities used for our retail operations, warehouse and distribution, and corporate offices are suitable for the purposes for which they were designed. For additional information about the properties in our retail operations, see the discussion under the caption "Real Estate" in "Item 1. Business" and under the caption "Operating Strategy - Real Estate" in MD&A in this Form 10-K.

The average capital expenditures invested to open a new store in a leased facility during 2023 was approximately $1.0 million, which includes the cost of construction and fixtures, excludes any landlord-provided funding, and reflects the benefit of lower capital expenditures at certain of our stores where our landlord completed construction. All of our stores are leased, except for one store we own in each of California, New Mexico, and Ohio.

Additionally, we own two closed sites which we are not currently operating and are available for sale. Since these owned sites are no longer operating as active stores, they are excluded from our store counts at February 3, 2024. In the third quarter of 2023, we completed the sale of 23 owned store locations in sale and leaseback transactions (see Note 10 to the accompanying consolidated financial statements for additional information on the sale of real estate). In 2023, separate from the sale and leaseback transactions, the Company completed the sale of three owned store locations that were classified as held for sale at the end of fiscal 2022 (see Note 2 to the accompanying consolidated financial statements for more information on the sale of real estate).

Store leases generally obligate us for fixed monthly rental payments plus the payment, in most cases, of our applicable portion of real estate taxes, common area maintenance costs ("CAM"), and property insurance. Some leases require the payment of a percentage of sales in addition to minimum rent. Such payments generally are required only when sales exceed a specified level. Our typical store lease is for an initial minimum term of approximately ten years with multiple five-year renewal options. 20 of our store leases have sales termination clauses that allow us to exit the location at our option if we do not achieve certain sales volume results. An additional 21 store leases have generic early termination clauses that allow us to exit the location upon providing sufficient notice to the landlord.

The following table summarizes the number of store lease expirations in each of the next five fiscal years and the total thereafter. As stated above, many of our store leases have renewal options. The table also includes the number of leases that are scheduled to expire each year that do not have a renewal option. The table includes leases for five stores with more than one lease (e.g., store lease and land lease) and one lease for a store not yet open, and excludes two month-to-month leases.

Fiscal Year:	Expiring Leases	Leases Without Options
2024	172	31
2025	212	31
2026	245	46
2027	171	40
2028	214	39
Thereafter	377	24

Warehouse and Distribution

At February 3, 2024, we leased and operated approximately 9.0 million square feet of distribution center and warehouse space in five regional distribution facilities strategically located across the U.S. The regional distribution centers utilize warehouse management technology, which we believe enables accurate and efficient processing of merchandise from vendors to our retail stores. The combined output of our regional distribution centers was approximately 1.7 million merchandise cartons per week in 2023. Certain vendors deliver merchandise directly to our stores when it supports our operational goal to deliver merchandise from our vendors to the sales floor in the most efficient manner. We operate an e-commerce fulfillment center out of our Columbus, OH warehouse. To supplement our Columbus, OH e-commerce fulfillment center, we fulfill direct-ship e-commerce orders from 66 of our store locations, which we strategically selected based on geographic location, size, and other relevant factors. In addition, we began direct shipping a limited assortment out of our distribution center in California to further supplement e-commerce orders.

Distribution centers and warehouse space, and the corresponding square footage of the regional distribution centers, by location at February 3, 2024, were as follows:

Location	Year Opened	Total Square Footage	Number of Stores Served
		(Square footage in thousands)	
Columbus, OH	1989	3,559	338
Montgomery, AL	1996	1,411	315
Tremont, PA	2000	1,295	302
Durant, OK	2004	1,297	227
Apple Valley, CA	2019	1,416	210
Total		**8,978**	**1,392**

During 2023, we ceased all business operations at our FDCs and subleased our McDonough, GA and Merrillville, IN FDC locations. We terminated the lease for the FDC located in Lacey, WA and are actively marketing the remaining FDC for sublease.

For more information regarding our warehouse and distribution centers, see the discussion under the caption "Warehouse and Distribution" in "Item 1. Warehouse and Distribution" of this Form 10-K. We will continue to evaluate our supply chain needs based on projected purchasing volumes and adjust the capacity of our distribution and fulfillment network accordingly.

Corporate Office

We own a facility in Columbus, Ohio that serves as our corporate headquarters.

Item 3. Legal Proceedings

For information regarding certain legal proceedings to which we have been named a party or are subject, see Note 9 to the accompanying consolidated financial statements.

Item 4. Mine Safety Disclosures

None.

Supplemental Item. Information about our Executive Officers

Our executive officers at April 18, 2024 were as follows:

Name	Age	Offices Held	Officer Since
Bruce K. Thorn	56	President and Chief Executive Officer	2018
Jonathan E. Ramsden	59	Executive Vice President, Chief Financial Officer and Chief Administrative Officer	2019
Ronald A. Robins, Jr.	60	Executive Vice President, Chief Legal and Governance Officer, General Counsel and Corporate Secretary	2015
Michael A. Schlonsky	57	Executive Vice President, Chief Human Resources Officer	2000

Bruce K. Thorn is our President and Chief Executive Officer. Before joining Big Lots in September 2018, he served as President and Chief Operating Officer of Tailored Brands, Inc., a specialty retailer of men's tailored clothing and formal wear, from 2015 to 2018. Mr. Thorn also held various enterprise-level roles with PetSmart, Inc., most recently as Executive Vice President, Store Operations, Services and Supply Chain, as well as leadership positions with Gap, Inc., Cintas Corp, LESCO, Inc. and The United States Army. Mr. Thorn also serves on the board of directors of Caleres, Inc.

Jonathan E. Ramsden is responsible for financial reporting and controls, financial planning and analysis, treasury, risk management, tax, internal audit, investor relations, real estate, asset protection, and merchandise planning and allocation. Mr. Ramsden joined us in August 2019 as Executive Vice President, Chief Financial Officer and Chief Administrative Officer. Prior to joining us, Mr. Ramsden served for over seven years with Abercrombie & Fitch Co., an apparel retailer, as Chief Financial Officer and then later Chief Operating Officer. Additionally, Mr. Ramsden spent 10 years as Chief Financial Officer of TBWA Worldwide, a global marketing services group, after having served as Controller of TBWA's parent, Omnicom Group Inc.

Ronald A. Robins, Jr. is responsible for legal affairs, corporate governance and related matters. Mr. Robins was promoted to Executive Vice President in September 2019, and now serves as the Chief Legal and Governance Officer. Prior to that, Mr. Robins served as Senior Vice President, General Counsel and Corporate Secretary since joining us. Prior to joining us, Mr. Robins was a partner at Vorys, Sater, Seymour and Pease LLP and also previously served as General Counsel, Chief Compliance Officer, and Secretary of Abercrombie & Fitch Co.

Michael A. Schlonsky is responsible for talent management and oversight of human resources. He was promoted to Executive Vice President in August 2015, and now serves as the Chief Human Resources Officer. He was promoted to Senior Vice President, Human Resources in August 2012 and promoted to Vice President, Associate Relations and Benefits in 2010. Prior to that, Mr. Schlonsky was promoted to Vice President, Associate Relations and Risk Management in 2005. Mr. Schlonsky joined us in 1993 as Staff Counsel and was promoted to Director, Risk Management in 1998, and to Vice President, Risk Management and Administrative Services in 2000.

Our other key employees at April 18, 2024 were as follows:

Name	Age	Offices Held
John Alpaugh	58	Senior Vice President, Chief Marketing Officer
Kristen Cox	53	Senior Vice President, Chief Stores Officer
Juan Guerrero	54	Senior Vice President, Chief Supply Chain Officer
Kevin Kuehl	56	Senior Vice President, General Merchandise Manager of Home and Global Sourcing
Seth Marks	51	Senior Vice President, Extreme Value Sourcing, General Merchandise Manager of Food and Consumables
Shelly Trosclair	58	Senior Vice President, General Merchandise Manager of Furniture and Seasonal
Matthew Weger	53	Senior Vice President, Chief Digital and Technology Officer

John Alpaugh is responsible for marketing. Mr. Alpaugh joined the Company in September 2022 as Senior Vice President, Chief Marketing Officer. Prior to joining us, Mr. Alpaugh spent eight years as the CEO of CyberMark, a digital marketing solutions provider to multi-location businesses. Prior to CyberMark, he spent 16 years at Petsmart, where he served in several leadership roles in marketing, specialty merchandising, and strategic planning, and ultimately served four years as Senior Vice President and Chief Marketing Officer. He brings more than 20 years of experience in brand positioning and launch, enterprise strategy, customer insights and analytics, e-commerce, market research, and budget management.

Kristen Cox is responsible for store operations and customer engagement. Ms. Cox joined the Company in December 2023 as Senior Vice President, Chief Stores Officer. Prior to joining us, Ms. Cox spent the last six and a half years at Burlington Stores, an off-price department store retailer, where she most recently served as Senior Vice President of Human Resources for all stores and Senior Vice President of Northeast and Midwest stores. Ms. Cox also previously served as the Executive Vice President of Stores for Macy's Inc. capping a total of 14 years in leadership positions.

Juan Guerrero is responsible for supply chain and logistics. Mr. Guerrero joined the Company in August 2023 as Senior Vice President, Chief Supply Chain Officer. Prior to joining us, Mr. Guerrero spent three years as the Senior Vice President, Supply Chain, for Bed Bath & Beyond. Prior to Bed Bath & Beyond, Mr. Guerrero spent two years as the Senior Vice President, Supply Chain of FleetPride. Prior to FleetPride, Mr. Guerrero held several leadership positions in supply chain for Office Depot, Starbucks, and Bloomin' Brand, a global restaurant company which owns the casual and fine dining chains Outback Steakhouse and Carrabba's Italian Grill among others.

Kevin Kuehl is responsible for global sourcing for our Home categories. Mr. Kuehl currently serves as the Senior Vice President, General Merchandise Manager of Home and global sourcing. He was promoted to Senior Vice President, General Merchandise Manager in 2019 and promoted to Vice President, Home Textiles in 2014. Prior to joining us, Mr. Kuehl spent four years at Baltic Lien, a textile products company, where he served as President, Home Fashions. Prior to Baltic Linen, he held several leadership roles in merchandising at Sears and Bed Bath & Beyond.

Seth Marks is responsible for the newly created role of extreme value sourcing and is responsible for the Food and Consumables merchandise categories. Mr. Marks leads the strategic deal sourcing initiatives focused on procuring extreme bargains. Mr. Marks rejoined the Company in December 2023 as Senior Vice President, Extreme Value Sourcing. Mr. Marks previously served as our Vice President, Merchandising from 2004 to 2007. Prior to rejoining us, Mr. Marks was the Chief Merchandising Officer of Channel Control Merchants a procurer, processor, and distributor of secondary merchandise. Prior to Channel Control Merchants, he served as CEO of Hilco Wholesale Solutions, the world's largest liquidation firm, and in senior leadership roles at Overstock.com and Sears Holdings.

Shelly Trosclair is responsible for the Furniture and Seasonal merchandise categories. Ms. Trosclair was recently promoted to Senior Vice President, General Merchandise Manager of Furniture and Seasonal. Ms. Trosclair joined the Company in January 2023 as Vice President, Furniture and Decor. Prior to joining us, Ms. Trosclair spent four years at Tuesday Morning, a home discount goods retailer, where she was most recently served as Senior Vice President, General Merchandise Manager. Prior to Tuesday Morning, she held several leadership roles in merchandising at Ollie's Bargain Outlet and Burlington Stores, Inc.

Matthew Weger is responsible for technology development, technology platforms, technology infrastructure, information security, and e-commerce. Mr. Weger joined the Company in August 2022 as Senior Vice President, Chief Technology Officer. Prior to joining us, Mr. Weger spent three years as the Chief Information Officer of Abercrombie & Fitch Co., an apparel retailer. Prior to Abercrombie & Fitch Co., he spent twelve years at Safelite Group, a vehicle glass services company, where he served in several leadership roles in information technology.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common shares are listed on the New York Stock Exchange ("NYSE") under the symbol "BIG."

The following table sets forth information regarding our repurchase of common shares during the fourth fiscal quarter of 2023:

(In thousands, except price per share data)

Period	(a) Total Number of Shares Purchased [(1)(2)]	(b) Average Price Paid per Share [(1)(2)]	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 29, 2023 - November 25, 2023	—	$ 4.01	—	$ 159,425
November 26, 2023 - December 23, 2023	—	7.62	—	159,425
December 24, 2023 - February 3, 2024	3	6.55	—	159,425
Total	3	$ 6.16	—	$ 159,425

(1) In November 2023, December 2023, and January 2024, in connection with the vesting of certain outstanding restricted stock units, we acquired 549, 50, and 2,797 of our common shares, respectively, which were withheld to satisfy minimum statutory income tax withholdings.

(2) On December 1, 2021, our Board of Directors authorized the repurchase of up to $250 million of our common shares (the "2021 Repurchase Authorization"). During the fourth quarter of 2023, we had no repurchases under the 2021 Repurchase Authorization. At February 3, 2024, the 2021 Repurchase Authorization has $159.4 million of remaining authorization. The 2021 Repurchase Authorization has no scheduled termination date.

At the close of trading on the NYSE on April 12, 2024, there were approximately 893 registered holders of record of our common shares.

The following graph and table compares, for the five fiscal years ended February 3, 2024, the cumulative total shareholder return for our common shares, the S&P 500 Index, and the S&P 500 Retailing Index. Measurement points are the last trading day of each of our fiscal years ended February 1, 2020, January 30, 2021, January 29, 2022, January 28, 2023 and February 3, 2024. The graph and table assume that $100 was invested on February 2, 2019, in each of our common shares, the S&P 500 Index, and the S&P 500 Retailing Index and reinvestment of any dividends. The stock price performance on the following graph and table is not necessarily indicative of future stock price performance.



Company / Index	Base Period January 2019	February 2020	January 2021	January 2022	January 2023	February 2024
Big Lots, Inc.	$ 100.00 $	90.13 $	208.77 $	142.58 $	63.48 $	22.42
S&P 500 Index	100.00	121.56	142.53	172.46	161.03	199.42
S&P 500 Retailing Index	$ 100.00 $	120.61 $	170.52 $	180.58 $	149.54 $	210.02

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The discussion and analysis presented below should be read in conjunction with the accompanying consolidated financial statements and related notes. Please refer to "Item 1A. Risk Factors" of this Form 10-K for a discussion of forward-looking statements and certain risk factors that may have a material adverse effect on our business, financial condition, results of operations, and liquidity.

Our fiscal year ends on the Saturday nearest to January 31, which results in some fiscal years with 52 weeks and some with 53 weeks. Fiscal year 2023 was comprised of 53 weeks, and fiscal years 2022 and 2021 were comprised of 52 weeks. Fiscal year 2024 will be comprised of 52 weeks.

Operating Results Summary

The following are the results from 2023 that we believe are key indicators of our financial condition and results of operations when compared to 2022.

- Net sales decreased $746.2 million, or 13.6%.
- Comparable sales for stores open at least fifteen months, plus our e-commerce operations, decreased $706.3 million, or 13.5%.
- The 53rd week increased net sales by approximately $66.9 million in 2023.
- Gross margin dollars decreased $226.9 million and gross margin rate increased 70 basis points to 35.7% of net sales. The impact of the 53rd week contributed approximately $22.6 million of additional gross margin dollars in 2023.
- Selling and administrative expenses increased $101.6 million to $2,141.9 million. As a percentage of net sales, selling and administrative expenses increased 810 basis points to 45.4% of net sales. Included within the increase in selling and administrative expenses were additional payroll, utilities, maintenance, repairs, and other estimated expenses associated with the 53rd week of approximately $16.1 million in 2023.
- Included within our selling and administrative expenses were non-cash store asset impairment charges and a gain on extinguishment of a lease liability resulting from a lease cancellation related to a previously impaired store of $148.6 million in 2023 compared to $68.4 million, in 2022. Non-cash store asset impairment charges in 2023 increased our diluted loss per share by approximately $4.40 per share. Non-cash store asset impairment charges in 2022 increased our diluted loss per share by approximately $1.79 per share.
- Also included within our selling and administrative expenses in 2023 were lease exit costs associated with our prior synthetic lease of $53.6 million, professional fees related to cost reduction and productivity initiatives of $31.4 million, and contract termination costs and other related expenses associated with the closure of our FDCs of $15.5 million.
- The selling and administrative expenses noted above increased our operating loss by $249.1 million in 2023.
- The Company completed a sale and leaseback transaction with respect to the AVDC and 23 owned store locations in 2023, as well as the sale of three owned store locations that were classified as held for sale at the end of fiscal 2022. These transactions were recorded within the gain on sale of real estate in our consolidated statements of operations and comprehensive loss and resulted in a gain on sale of real estate and related expenses of $212.5 million.
- The Company received aggregate net proceeds, before taxes, on the sales of the AVDC and 23 owned store locations of $332.1 million that were recorded within cash proceeds from sale of property and equipment in our consolidated statement of cash flows.
- Operating loss was $387.4 million in 2023, compared to an operating loss of $261.5 million in 2022.
- Diluted loss per share was ($16.53) in 2023, compared to diluted loss per share of $(7.30) in 2022.
- Long-term debt increased $104.9 million from $301.4 million at the end of 2022 to $406.3 million at the end of 2023. The Company ended 2023 with $281.3 million available under the 2022 Credit Agreement, subject to certain borrowing base limitations, compared to $376.9 million at the end of 2022.
- Inventory decreased $194.6 million, or 17.0%, to $953.3 million.

The following table compares components of our consolidated statements of operations as a percentage of net sales:

	2023	2022	2021
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales (exclusive of depreciation expense shown separately below)	64.3	65.0	61.0
Gross margin	35.7	35.0	39.0
Selling and administrative expenses	45.4	37.3	32.8
Depreciation expense	3.1	2.8	2.3
Gain on sale of real estate	(4.5)	(0.4)	(0.0)
Operating (loss) profit	(8.2)	(4.8)	3.9
Interest expense	(0.9)	(0.4)	(0.2)
Other income (expense)	0.0	0.0	0.0
(Loss) income before income taxes	(9.2)	(5.1)	3.8
Income tax (benefit) expense	1.1	(1.3)	0.9
Net (loss) income	(10.2)%	(3.9)%	2.9 %

See the discussion below under the caption "2023 Compared To 2022" for additional information regarding the specific components of our operating results. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Form 10-K for the year ended January 28, 2023 for a comparison of our operating results for 2022 to our operating results for 2021, which was filed with the SEC on March 28, 2023.

In 2023, we recognized a lease payment related to the exit from our prior synthetic lease of $53.6 million. The lease payment increased our operating loss by $53.6 million and increased our diluted loss per share by approximately $1.36 per share. Additionally, in 2023, we recognized termination costs and related expenses for the closure of our FDCs of $23.6 million. These termination costs and related expenses increased our operating loss by $23.6 million and our diluted loss per share by approximately $0.64 per share. In 2023, we also recognized non-cash store asset impairments of $148.6 million related to underperforming stores in our chain, which included impairments of both operating lease right-of-use assets and property and equipment. The store asset impairment charges increased our operating loss by $148.6 million and our diluted loss per share by approximately $4.40 per share. In 2023, we also recognized a gain on sale of real estate and related expenses of $212.5 million related to the sale and leaseback transactions for the AVDC and 23 owned store locations as well as the sale of three owned store locations that were classified as held for sale at the end of fiscal 2022. The gain on sale of real estate and related expenses decreased our operating loss by $212.5 million and our diluted loss per share by approximately 7.22 per share. In 2023, we also recognized professional fees related to Project Springboard, our cost reduction and productivity initiative, of $31.4 million. The professional fees related to Project Springboard increased our operating loss by $31.4 million and our diluted loss per share by approximately $1.03 per share. In 2023, we also recognized a valuation allowance on deferred tax assets of $146.0 million. The valuation on deferred tax assets increased our income tax expense by $146.0 million and our diluted loss per share by approximately $5.01 per share. See Note 2, Note 4, Note 5, Note 8 and Note 10 to the accompanying consolidated financial statements for additional information on store asset impairment charges, the lease payment related to the exit of our prior synthetic lease, valuation allowance on deferred tax assets and gain on sale of real estate and related expenses in 2023.

In 2022, we recognized non-cash store asset impairments of $68.4 million related to underperforming stores in our chain, which included impairments of both operating lease right-of-use assets and property and equipment. The store asset impairment charges increased our operating loss by $68.4 million and increased our diluted loss per share by approximately $1.79 per share.

In 2022, we also recognized a gain on sale of real estate and related expenses of $16.8 million related to the sale of 20 owned store locations and one unoccupied land parcel. The gain on sale of real estate and related expenses decreased our diluted loss per share by approximately $0.44 per share. See Note 2, Note 4 and Note 9 to the accompanying consolidated financial statements for additional information on the store asset impairment charges and gain on sale of real estate and related expenses in 2022.

In 2021, we recognized non-cash store asset impairments of $5.0 million related to underperforming stores in our chain, which included impairments of both operating lease right-of-use assets and property and equipment. The store asset impairment charges decreased our operating profit by $5.0 million and decreased our diluted earnings per share by approximately $0.11 per share. See Note 2 and Note 9 to the accompanying consolidated financial statements for additional information on the store asset impairment charges in 2021.

Operating Strategy

In 2019, the Company completed a comprehensive review of its operating strategy. The outcome of the review was a multi-year plan for a strategic transformation, which we refer to as "Operation North Star." While the three primary objectives of Operation North Star have remained the same, our strategic focus under Operation North Star has evolved into five key actions to return our business to growth and prosperity.

Operation North Star
Operation North Star has three primary objectives:
- Drive profitable long-term growth;
- Fund the journey; and
- Create long-term shareholder value.

Five Key Actions
- Own Bargains:
  ◦ Grow penetration of assortments that are Bargains and Extreme Bargains to grow gross margin and lower opening price points for customers; and
  ◦ Continue to increase gross margin within all categories through our cost reduction and productivity initiative that we refer to as "Project Springboard."
- Communicate Unmistakable Value:
  ◦ Launch new marketing efforts to communicate Bargains and Extreme Bargains;
  ◦ Strengthen our comparable price ticketing;
  ◦ Acquire new customers by optimizing marketing campaigns and maximizing every dollar; and
  ◦ Enhance customer segmented marketing to increase our return on investment.
- Increase Store Relevance:
  ◦ Accelerate innovation in merchandising to grow relevance and drive customer frequency; and
  ◦ Leverage learnings from our tests of alternative merchandise presentations to enhance inventory allocation and optimize assortment mix across our fleet of stores.
- Win Customers for Life with our Omnichannel Efforts:
  ◦ Simplify our in-store and online shopping experience to provide an easier and more pleasant experience;
  ◦ Launch order-in-store capabilities; and
  ◦ Inspire our customers with fresh merchandise.
- Drive Productivity:
  - Deliver "Project Springboard" benefits to reduce costs and improve gross margin;
  - Drive inventory turn improvements to reduce working capital investment;
  - Improve profitability of stores to ensure healthy long-term growth;
  - Strengthen our available liquidity;
  - Encourage a culture of frugality; and
  - Continuously analyze our purchasing habits and vendor agreements to ensure we are maximizing our buying power and making cost-effective decisions.

Project Springboard
In 2023, we launched a cost reduction and productivity initiative that we refer to as "Project Springboard," with the goal of improving our operating income by over $200 million. Project Springboard is expected to deliver the improvement of operating income results with 40% of the improvement from reduced cost of goods sold, 40% from other gross margin improvements, and 20% from reductions within selling and administrative expenses. The initiatives intended to reduce cost of goods sold are expected to be achieved primarily through reduced input costs as a result of improved purchasing practices and competitive bidding processes, among other improvements. The other gross margin improvements are primarily expected to be achieved through optimization of our inventory allocation processes and improved marketing, pricing, and promotion, among other improvements. The selling and administrative expense savings are expected to be achieved through optimization of store payroll, improved efficiency in our supply chain, procurement improvements, and other workforce efficiencies. We are confident in the progress of Project Springboard and expect a significant amount of savings to be realized in 2024 and beyond.

Operation North Star Progress

In 2023, we successfully completed the following actions under our Operation North Star strategy:

- Increased our Bargain penetration to above 60 percent of our product assortment to enhance the excitement of our products through closeouts, great deals, and fun, unique products;
- Launched our clear comparable price ticketing to communicate unmistakable value to our customer;
- Achieved structural savings by reducing capital expenditures by approximately 60 percent;
- Launched Project Springboard to identify and drive structural savings and growth opportunities; and
- Drove productivity through gross margin rate growth, expense reduction, and effective investments.

Next Steps

In 2024, we plan to implement the following initiatives to achieve our Operation North Star goals:

- Own Extreme Bargains by increasing both Bargain and Extreme Bargains penetration to enhance our product assortment and drive sales and margin improvement;
- Communicate unmistakable value through innovative tools and new campaigns;
- Grow store relevance by optimizing assortment allocation to capture customer demand;
- Improve customer experience through enhancements within our online platform and our in-store experience; and
- Drive productivity through positive sales comps, gross margin growth, and expense reduction.

Merchandising

Our merchandising strategy primarily focuses on product sourcing, particularly closeout sourcing and global sourcing. We implement our merchandising strategy through (1) Bargains and Extreme Bargains, by seeking to deliver unmatched value in all of our merchandise categories through high quality closeouts on name brand items, affordable opening price points and low prices on our own brand assortment and (2) complementing our bargain offerings with an assortment of essentials, by seeking to offer a reliable assortment of simple-to-shop staple products that we believe our customers rely on and that bring consistency to our product mix. We evaluate our product offerings to ensure we are providing quality and unmistakable value, and exceeding our customer's expectations. We believe that focusing on our customers' expectations will improve our ability to provide a more relevant and desirable assortment of offerings in our merchandise categories.

We believe we can grow gross margin through our Extreme Bargain sourcing and enhanced global sourcing across a broader base of vendors on our big-ticket seasonal and furniture products. We acquired the Broyhill® brand in 2018 and launched our Broyhill® brand product offerings in late 2019, with initial product offerings in our Furniture, Seasonal, Soft Home, and Hard Home and Other merchandise categories. We believe the Broyhill® assortment, which is available both in stores and online, strengthens our home assortment with a high-quality product offering at a value-based price that customers find attractive. Our Broyhill®- related net sales were approximately 8.3% of total sales in 2023 compared to approximately 12.4% of total sales in 2022, which exceeds on a relative basis the Company's decrease in net sales in 2023. The significant decrease in Broyhill® related net sales in 2023 was due, in large part, to the closure of our largest supplier of Broyhill® products in the fourth quarter of 2022, which impacted the availability of Broyhill® merchandise in our stores in the first half of 2023. We fully replenished our availability of Broyhill® merchandise during the second half of 2023 by restoring our Broyhill® supply chain with new vendors, who we believe are more reliable.

We believe our merchandising strategies for our Furniture, Seasonal, and Soft Home merchandise categories position us to provide great Bargains and Extreme Bargains in our Furniture, Home and Seasonal categories:

- Our Furniture category primarily focuses on being a destination for our core customer's home furnishing needs, such as upholstery, mattresses, case goods, and ready-to-assemble. In Furniture, we believe our competitive advantage is attributable to our sourcing relationships, in-store availability, delivery options, and everyday value offerings. A significant portion of our offering in this category consists of replenishable products sold under our own brands or sourced from recognized brand-name manufacturers. Within our own brands portfolio, the Broyhill® branded product offerings feature high quality and compelling value, which continues to attract new furniture customers as well as provide existing customers with an incentive to step up to the higher-end offering. Our long-standing relationships with brand-name manufacturers, most notably in our mattresses and upholstery departments, allow us to work directly with the manufacturers to create product offerings exclusively for us, and provide a high-quality product at a competitive price. Additionally, we believe our "buy today, take home today" practice of carrying in-stock inventory of our core furniture offerings, which enables our customer to take home their purchase at the end of their shopping experience, positively differentiates us from our competition. As an omnichannel retailer, we also encourage our customer to shop and buy our products online anytime and anywhere, and we invite customers into our stores to touch and feel the quality and comfort of our products. We believe that offering a focused assortment, which is displayed in furniture vignettes, provides customers a solution for decorating their home when combined with our home décor offerings. To supplement our merchandising and presentation strategies, we also provide multiple third-party financing options for our customers, including options for those who may be more challenged for approval in traditional credit channels. Our financing partners are solely responsible for the credit approval decisions and carry the financial risk.

- Our Seasonal category strengthens our home offerings with our patio furniture, gazebos, summer fun, Christmas trim, and other seasonally relevant departments. We believe we have a competitive advantage in this category by offering a broad assortment of trend-right products with a strong value proposition in our own brands. Our stores focus on displaying assembled seasonal products to showcase our quality and value, with boxed stock located nearby, so it is easy for our customers to purchase and take home the product. Much of this merchandise is sourced on an import basis, which allows us to maintain our competitive pricing advantage, and it is being complemented by both closeouts and engineered closeouts. Additionally, our Seasonal category offers unique product through a mix of departments and curation of categories that meet our customer's seasonal needs. We continually work with our vendors to expand the product assortment in our Seasonal category to respond to our customers' evolving wants and needs.

- Our Soft Home category complements our Furniture and Seasonal categories in making our stores a destination for a broader range of home needs. Over the past several years, we have enhanced our assortment in Soft Home by allocating more selling space to the category to support a wider range of replenishable, fashion-based products. We have also grown our assortments of closeouts in Soft Home to bring unmistakable value and unique finds to our customers. We believe that we have a competitive advantage in Soft Home as a result of our trend-right, focused assortment with improved quality and perceived value, and our ability to furnish our customers' homes with décor that complements an in-store furniture purchase. We have worked to develop a "solutions" approach to complete a room through expanded assortment offerings and our cross-merchandising efforts, particularly color palette coordination, when combining our Soft Home offerings with our Furniture and Seasonal categories. We believe that this approach helps our customers envision how the product can work in their homes and enhances our brand image.

We believe the Food, Consumables, and Hard Home and Other merchandise categories offer convenience, solutions and value:

- Our Food and Consumables categories focus on providing customers with a mix of Bargains and Extreme Bargains, which are worth making a special trip for because of their exceptional value, together with everyday essentials to provide a consistent and convenient assortment. We believe we possess a competitive advantage in the Food and Consumables categories based on our sourcing capabilities for closeout merchandise. Manufacturers and vendors have closeout merchandise for a variety of different reasons, including other retailers canceling orders or going out of business, production overruns, or marketing or packaging changes. Our vendor relationships, along with our size and purchasing power, afford us the opportunity to consistently source and deliver high quality closeouts. In addition to our closeout business, we maintain a "never out" product assortment to offer consistency in key convenience areas where our customers desire consistently available everyday product offerings, such as over-the-counter medications. This essentials assortment is a mix of name brand products and opening price point products, which enables us to serve our customers seeking both value and the name brands they rely on in key categories.

- We believe that our Hard Home and Other category serves as a convenient adjacency to our other merchandise categories including Extreme Bargain opportunities within these categories. Over the past several years, including with our recent reduction of apparel offerings in 2023, we have intentionally narrowed our assortments in this category and reallocated space from this category to our other home products categories. This category focuses on value, and savings in comparison to competitors, in areas such as food preparation, table top, home maintenance, small appliances, toys and electronics.

Our merchandising management team is aligned with our merchandise categories, and its primary goal is to increase our total company comparable sales ("comp" or "comps"), which includes stores open at least fifteen months, plus our e-commerce operations. Our review of the performance of the members of our merchandise management team focuses on comps by merchandise category as we believe this key metric will drive our long-term net sales. By focusing on strengthening our home product and furniture offerings, and managing our convenience categories, we believe our merchandise management team can effectively address the changing shopping behaviors of our customers. We believe continuously evaluating our assortment within each merchandise category will lead to long-term comp growth.

Marketing

See the "Advertising and Marketing" discussion in Item 1. Business for a discussion on our Marketing strategy.

Shopping Experience

One of the core objectives of Operation North Star is to drive our merchandising innovation pipeline by responsibly investing in store presentation initiatives that create an easy shopping experience for our customers.

We have implemented a presentation solution called "The Lot" in nearly all of our stores over the past three years. We designed The Lot to display items from various merchandise categories placed in vignettes to promote life's occasions, such as Fall tailgating. We are reinvigorating The Lot to showcase Extreme Bargains and other Bargain products that we offer in one convenient experience. The Lot provides us with a unique testing ground for Extreme Bargains as we continually rotate product assortment offered by The Lot.

In addition to our efforts to improve our in-store shopping experience, Operation North Star focuses on improving our e-commerce shopping experience and growing e-commerce net sales by removing barriers, providing an easier and more pleasant experience, and expanding the items available for purchase online. Over the last few years, we have increased our "extended aisle" assortments on our e-commerce platform, which offer additional fabric and color options on products in our Furniture and Seasonal categories, including items only available online. In 2019, we launched our buy online, pick up in store ("BOPIS") program nationwide, which has nearly doubled our merchandise offerings available online. Following the launch of our BOPIS program, we launched curbside pickup to supplement our BOPIS service, reduced shipping times by expanding our distribution network to include ship-from-store capabilities at 66 stores around the country, and introduced same-day delivery of all items available in our stores through our partnerships with Instacart® and Bunggi®. In 2021, we launched new payment types on our website including Apple Pay, Google Pay, PayPal, and "Pay in 4." In 2022, we further enhanced our e-commerce shopping experience by removing friction at checkout, enhancing personalization with product recommendations, expanding our online product assortment, accelerating our use of supplier direct fulfillment, and by partnering with Shipt and Door Dash to add new fulfillment options for our customers. In 2023, we added an additional partnership with Uber Eats to further enhance our customers' direct fulfillment options.

Lastly, we continue to offer a private label credit card and our Easy Leasing lease-to-own solutions for customer financing, as well as protection plans on merchandise across stores and online. Our private label credit card provides access to revolving credit, through a third party, for use on both larger ticket items and daily purchases. Our Easy Leasing lease-to-own program provides a single use opportunity for access to third-party financing. Our protection plan program provides a method for obtaining multi-year warranty coverage for furniture, seasonal, mattresses, small appliances, large area rugs, and electronics purchased in-store or online.

Real Estate

Real estate development is a key component of our Operation North Star strategy, which includes our objective of capitalizing on our strengths in rural and small-town markets and maintaining a prudent approach to store openings and closures in the near term. The following table compares the number of our stores in operation at the end of each of the last five fiscal years, and the associated square footage:

(In thousands, except store counts and average store size)	2023	2022	2021	2020	2019
Stores open at end of the fiscal year	1,392	1,425	1,431	1,408	1,404
Total gross square footage	46,600	47,470	47,120	46,008	45,453
Total selling square footage	32,263	32,897	32,736	32,016	31,705
Average store size - selling square feet	23,177	23,086	22,876	22,739	22,582

In 2023, we decreased our net store count by 33 stores, which included the sale of 26 owned store locations. The decrease in our net store count was the result of management of underperforming store locations where the facts and circumstances supported closure of the location. Although our store count decreased year-over-year, the average size of the stores that we opened or relocated over the past several years slightly exceeds our averages in prior years. As a result, our overall average selling square footage has increased since 2019. In 2024, we expect to open approximately three new stores and close a number of stores to be determined as we progress through the year.

Looking beyond 2024, when we believe our capital resources and liquidity allow for investment in store growth, we anticipate a return to growth in our net new store count, particularly within rural and small-town markets. Our real estate team has identified more than 500 markets across the U.S. where we believe we can successfully open stores. Our new store selection process includes a thorough review of proforma estimated results prior to entering a lease to help ensure the economic quality of our store openings, as well as a post-opening review that we use to improve our proforma estimates in the future.

Although we strategically close stores when our analyses indicate we are unable to continue operating profitable locations, we actively work toward reducing our store closures. To reduce store closures, we have implemented a store intervention program over the last three years that assesses underperforming stores. The store intervention program reviews various store performance metrics to identify underperforming stores for review, develops action plans for improvement, and then works with various business leaders and teams to implement the action plans. Action plans most often include changes in merchandising, marketing, staffing, and training, but can also include working with landlords and/or local officials to renegotiate rents or improve conditions surrounding the store, such as ingress/egress issues that have materialized since the store opened.

As discussed in "Item 2. Properties," of this Form 10-K, we have 172 store leases that will expire in 2024, 141 of which have renewal options. The balance of our 2024 closings will result from a lack of renewal options or from our belief that a location's sales and operating profit volume are not strong enough to warrant additional investment in the location. In our evaluation of underperforming locations for lease renewal, we assess historical performance, potential rent increases, and projected performance, along with other qualitative and quantitative information, to determine if we believe we can return the location to performance in-line with, or better than, the chain. As part of our evaluation of potential store closings, we consider our ability to transfer sales from a closing store to other nearby locations and generate a better overall financial result for the geographic market.

2023 COMPARED TO 2022

Net Sales

Net sales by merchandise category (in dollars and as a percentage of total net sales), net sales change (in dollars and percentage), and comps in 2023 compared to 2022 were as follows:

(In thousands)	2023		2022		Change		Comps
Furniture	$ 1,180,349	25.0 %	$ 1,409,298	25.8 %	$ (228,949)	(16.2)%	(17.3)%
Consumables	859,968	18.2	924,780	16.9	(64,812)	(7.0)	(5.2)
Seasonal	758,327	16.1	961,446	17.6	(203,119)	(21.1)	(20.9)
Soft Home	754,495	16.0	859,418	15.7	(104,923)	(12.2)	(12.2)
Food	680,821	14.4	754,982	13.8	(74,161)	(9.8)	(8.9)
Hard Home and Other	488,139	10.3	558,405	10.2	(70,266)	(12.6)	(12.7)
Net sales	$ 4,722,099	100.0 %	$ 5,468,329	100.0 %	$ (746,230)	(13.6)%	(13.5)%

We periodically assess and make minor adjustments to our product hierarchy, which can impact the roll-up of our merchandise categories. In 2023, we realigned our merchandise categories and eliminated our Apparel, Electronics, & Other merchandise category. We have reallocated the departments that previously comprised Apparel, Electronics, & Other into the following merchandise categories: Hard Home and Other, Soft Home, Consumables, and Food. See the reclassifications discussion in Note 1 to the accompanying consolidated financial statements for additional information.

Net sales decreased $746.2 million, or 13.6%, to $4,722.1 million in 2023, compared to $5,468.3 million in 2022. The decrease in net sales was primarily driven by an overall comp decrease of 13.5%, which decreased net sales by $706.3 million, and an additional decrease of $40.0 million in net sales from our non-comparable stores. While our net store count decreased compared to 2022, we experienced increased net sales in our new and relocated stores compared to our closed stores. Our decreased comps and net sales in 2023 were primarily due to decreased demand. The decrease was partially offset by an additional week of sales, as 2023 was comprised of 53 weeks, which increased net sales by $66.9 million. The decrease in demand was significantly impacted by macro economic pressures on our customers, which has negatively impacted the discretionary spending of our customers, particularly with respect to large-ticket Furniture and Seasonal products. We believe the macro economic pressures led to the majority of the decrease in comps in 2023 with the remainder of the decrease driven by promotions, weather, the shortage of our Broyhill® branded product during the first half of 2023, and the other factors noted below. Our comps are calculated based on the results of all stores that were open at least fifteen months, plus our e-commerce net sales.

In 2023, we experienced decreased comps and net sales in all of our merchandise categories. Our home products categories - Furniture, Seasonal, Soft Home, and Hard Home and Other - were most impacted, as purchases from these categories are generally more discretionary. In the first half of 2023, the shortage of our Broyhill® branded product negatively impacted comps and sales for our home product categories, particularly Furniture. In second half of 2023, however, our in-stock levels of Broyhill® branded products returned to normal levels and we experienced an improvement in Furniture sales trends versus the first half of the year.

As discussed above, we believe that macroeconomic pressures significantly reduced our customer's discretionary spending, which led to the decreased net sales and comps in all our home products categories. We believe our Seasonal net sales and comps in 2023, particularly our lawn & garden and summer departments, were also adversely impacted by later-arriving warm weather in many parts of the U.S. in the first quarter of 2023. Additionally, our Seasonal sales and comps were significantly impacted by the aggressive category-specific promotional activity in 2022, which we did not repeat to the same degree in 2023.

To improve our home product net sales, we will continue to introduce more closeout offerings in these categories and lower our opening price points as we execute our "own bargains" merchandising strategy. We expect that 75% of products in our merchandise mix following the implementation of this strategy will consist of Bargains (good value relative to our competitors), including an expanded assortment of Extreme Bargains (synonymous with closeouts), with the remaining merchandise mix consisting of Essentials (staple product offerings that bring consistency to our mix of products). We will also continue to offer high value products with higher price points that we believe will attract customers from higher income households such as our Broyhill® branded home products.

While our Food and Consumables categories experienced decreased comps and net sales in 2023, these categories performed marginally better than our home products categories in 2023 as this category is less sensitive to changes in discretionary spending. While all departments within our Food category experienced a decrease in comp and net sales in 2023, our candy and snacks departments experienced the most significant decline. We believe these departments were significantly impacted by the lack of Bargain and Extreme Bargain product assortments. Our health, beauty and cosmetics departments within our Consumables category drove the most significant sales and comp decrease in 2023, as the purchases from these departments are more discretionary. Partially offsetting the decreases in net sales and comps was our infant department, which experienced increased net sales and comps in 2023 driven by a new, name brand Bargain assortment.

Gross Margin

Gross margin dollars decreased $226.9 million, or 11.9%, to $1,686.6 million in 2023, compared to $1,913.5 million in 2022. The decrease in gross margin dollars was primarily due to a decrease in net sales, which decreased gross margin dollars by $261.1 million, partially offset by an increase in gross margin rate, which increased gross margin dollars by $34.2 million. Gross margin as a percentage of net sales increased approximately 70 basis points to 35.7% in 2023 compared to 35.0% in 2022. The gross margin rate increase was primarily due to lower markdowns and lower inbound freight costs partially offset by an increase in shrink in 2023 compared to 2022. The lower markdowns were driven by decreased promotions in 2023 compared to 2022. Inbound freight costs declined due to lower ocean carriage rates, lower fuel costs, and decreased inbound volume compared to 2022. The increase in shrink was primarily due to sales deleverage, as both unit and dollar shrink improved compared to 2022.

Selling and Administrative Expenses

Selling and administrative expenses were $2,141.9 million in 2023, compared to $2,040.3 million in 2022. The increase of $101.6 million, or 5.0%, was primarily attributable to an increase in store asset impairment charges of $80.2 million, a lease payment related to the exit from our prior synthetic lease of $53.6 million, an increase in professional fees related to Project Springboard of $31.4 million, and termination costs and related expenses for the exit from our FDCs of $15.5 million, partially offset by decreases in store payroll of $18.3 million, store occupancy costs of $18.0 million, other distribution and transportation costs of $28.3 million, and credit card and bank fees of $7.6 million. The decrease in store payroll and store occupancy costs were driven by a net decrease in store count compared to 2022. The decrease in store payroll was also driven by an overall reduction in store headcount and payroll hours. The decrease in store occupancy expense was primarily the result of a lower year-over-year store count and operating lease right-of-use asset impairments recorded in the trailing twelve months, which decreased amortization expense on operating lease right-of-use assets, partially offset by increased lease expense associated with lease renewals and the sale and leaseback transactions completed in 2023. The decrease in credit card and bank fees was primarily driven by the decreased sales volume compared to 2022, partially offset by additional credit card and bank fees incurred by the Company due to the 53rd week in 2023. The decrease in distribution and transportation costs, excluding expenses related to the exit from our FDCs and the payment related to the exit from our prior synthetic lease, was driven primarily by the cessation of our FDC operations resulting in the absence of FDC operational costs in the second half of 2023 and decreased fuel costs and outbound transportation rates in 2023 compared to 2022.

As a percentage of net sales, selling and administrative expenses increased by 810 basis points to 45.4% in 2023 compared to 37.3% in 2022.

Depreciation Expense

Depreciation expense decreased $10.4 million to $144.5 million in 2023 compared to $154.9 million in 2022. The decrease was driven by asset impairment charges taken in the last twelve months and decreased capital expenditures in the last twelve months, partially offset by accelerated depreciation expense of $8.0 million related to the cessation of our FDC operations.

Depreciation expense as a percentage of net sales increased by 30 basis points compared to 2022.

Operating Loss

Operating loss was $387.4 million in 2023 compared to operating loss of $261.5 million in 2022. The increase in operating loss was primarily driven by the items discussed in the "Net Sales," "Gross Margin," "Selling and Administrative Expenses," and "Depreciation Expense" sections above. In summary, the increase in operating loss was driven by the decrease in net sales and the increases in selling and administrative expenses, partially offset by an increase in gross margin rate and a decrease in depreciation expense. Additionally, we estimate our operating loss was decreased by approximately $6.2 million as a result of the addition of the 53rd week in 2023. Our estimate is based on the gross margin generated from the 53rd week, less estimated variable costs such as labor, utilities, repairs, maintenance, and other expenses.

Interest Expense

Interest expense increased $24.5 million to $44.8 million in 2023 compared to $20.3 million in 2022. The increase in interest expense was driven by higher total average borrowings (including finance leases and the sale and leaseback financing liability) and an increase in our weighted average interest rate. We had total average borrowings of $599.3 million in 2023 compared to $421.3 million in 2022. The increase in total average borrowings was driven by increased borrowings under the 2022 Credit Agreement throughout 2023 compared to 2022. The increase in our weighted average interest rate throughout 2023 was due to higher year-over-year SOFR rates under our 2022 Credit Agreement compared to our weighted average interest rate in 2022.

Other Income (Expense)

Other income (expense) was $0.0 million in 2023, compared to $1.4 million in 2022. The change was primarily driven by the absence of diesel fuel derivatives in 2023 compared to the gains on our diesel fuel derivatives in 2022.

Income Taxes

Our effective income tax rate in 2023 and 2022 was (11.5)% and 24.9%, respectively. The change in the effective income tax rate was driven by a full valuation allowance of $146.0 million recorded on our deferred assets, partially offset by the effect of carry-back employment related tax credits and state net operating losses to prior fiscal periods.

Known Trends and Guidance

In 2023, the U.S. economy continued to face macroeconomic challenges including high inflation, which has adversely impacted the buying power of our customers. We expect to return to comp sales growth in 2024 and to significantly improve our gross margin in 2024 compared to 2023.

Capital Resources and Liquidity

On September 21, 2022, we entered into the 2022 Credit Agreement, a five-year asset-based revolving credit facility in an aggregate committed amount of up to $900 million (the "Commitments") that expires on September 21, 2027. In connection with our entry into the 2022 Credit Agreement, we paid bank fees and other expenses in the aggregate amount of $3.4 million, which are being amortized over the term of the 2022 Credit Agreement.

On April 18, 2024, we entered into the First Amendment to Credit Agreement (the "ABL Amendment"), which amended the 2022 Credit Agreement to, among other things, (1) permit the Term Loan Facility, (2) expand the scope of collateral to include non-working capital assets and a mortgage on the Company's corporate headquarters located in Columbus, Ohio, (3) revise the borrowing base formula therein to include the Term Pushdown Reserve (as defined in Note 13 to the accompanying consolidated financial statements), (4) increase the interest rate spreads and replace CDOR with CORRA, (5) replace the fixed charge coverage ratio covenant with an Excess Availability Covenant (as defined in Note 13 to the accompanying consolidated financial statements), and (6) make other changes to the 2022 Credit Agreement to conform with the Term Loan Facility (see Note 13 to the accompanying consolidated financial statements for additional information on the ABL Amendment transaction).

Revolving loans under the 2022 Credit Agreement are available in an aggregate amount equal to the lesser of (1) the aggregate Commitments and (2) a borrowing base consisting of eligible credit card receivables and eligible inventory (including in-transit inventory), subject to customary exceptions and reserves, including the Term Pushdown Reserve (the "ABL Borrowing Base"). The 2022 Credit Agreement includes a swing loan sublimit of 10% of the then applicable aggregate Commitments and a $90 million letter of credit sublimit. Loans made under the 2022 Credit Agreement may be prepaid without penalty. Borrowings under the 2022 Credit Agreement are available for general corporate purposes, working capital and to repay certain of our indebtedness as of closing. All obligations under the 2022 Credit Agreement are guaranteed by the Loan Parties (other than the Borrowers) and, after giving effect to the ABL Amendment, our obligations under the 2022 Credit Agreement are secured by (a) a first priority lien on substantially all of the Loan Parties' working capital assets, including credit card receivables and inventory, and (b) a second priority lien on substantially all of the Loan Parties' non-working capital personal property assets, including fixtures, machinery, equipment, and intellectual property, and a second priority mortgage on the Company's corporate headquarters located in Columbus, Ohio, in each case subject to certain permitted liens. The pricing and certain fees under the 2022 Credit Agreement fluctuate based on our borrowing availability under the 2022 Credit Agreement. The 2022 Credit Agreement allows us to select our interest rate for each borrowing from multiple interest rate options. The interest rate options are generally derived from the prime rate, adjusted daily simply SOFR or one, three or six month adjusted Term SOFR. We also pay an unused commitment fee of 0.20% per annum on the unused Commitments. The 2022 Credit Agreement contains an environmental, social and governance ("ESG") provision, which may provide favorable pricing and fee adjustments if we meet ESG performance criteria to be established by a future amendment to the 2022 Credit Agreement.

The 2022 Credit Agreement contains customary affirmative and negative covenants (including, where applicable, restrictions on our ability to, among other things, incur additional indebtedness, pay dividends, redeem or repurchase stock, prepay certain indebtedness, make certain loans and investments, dispose of assets, enter into restrictive agreements, engage in transactions with affiliates, modify organizational documents, incur liens and consummate mergers and other fundamental changes) and events of default, including a cross default to other material indebtedness. In addition, after giving effect to the ABL Amendment, the 2022 Credit Agreement requires us to comply with an Excess Availability Covenant (as defined in Note 13 to the accompanying consolidated financial statements). A violation of these covenants would result in a default under the 2022 Credit Agreement which would permit the lenders to restrict our ability to further access the 2022 Credit Agreement for loans and letters of credit and could require the immediate repayment of any outstanding loans under the 2022 Credit Agreement. At February 3, 2024, we were in compliance with the covenants of the 2022 Credit Agreement.

On April 18, 2024, the Company entered into the Term Loan Facility, among the Company and Big Lots Stores, LLC, as borrowers (the "Borrowers"), all other domestic subsidiaries of the Company as guarantors (together with the Borrowers, the "Loan Parties"), 1903P Loan Agent, LLC, (the "Term Loan Agent"), as administrative agent and collateral agent, and the other lenders named therein (see Note 13 to the accompanying consolidated financial statements for additional information on the Term Loan Facility transaction). The Term Loan Facility provides for a "first in, last out" delayed draw term loan facility in an aggregate committed amount up to $200 million. At commencement of the Term Loan Facility, the Company drew down $50.0 million in total borrowings under the Term Loan Facility.

Loans under the Term Loan Facility are available in an aggregate amount equal to the lesser of (1) the aggregate Commitments and (2) a borrowing base calculated based on specified percentages of eligible inventory, credit card receivables, real estate, fixtures, machinery and equipment, subject to customary exceptions and reserves (the "Term Loan Borrowing Base"). If at any time the amounts borrowed under the Term Loan Facility exceed the Term Loan Borrowing Base, the Company is required to maintain a reserve against the ABL Borrowing Base in an amount equal to such excess ("the Term Pushdown Reserve"). Borrowings under the Term Loan Facility are available for general corporate purposes, working capital and to repay a portion of our indebtedness outstanding under the 2022 Credit Agreement.

All amounts of the Term Loan Facility outstanding on the maturity date will be due and payable on September 21, 2027. The Term Loan Facility contains certain mandatory prepayments, including as a result of certain sales or disposition of certain assets, the incurrence of certain additional debt, certain issuances of additional equity and receipt of certain extraordinary receipts, subject to certain exceptions and, in the case of certain sales or other dispositions, reinvestment rights. In certain instances, mandatory prepayments are subject to a prepayment fee. Subject to compliance with applicable provisions of the 2022 Credit Agreement, voluntary prepayments under the Term Loan Facility are permitted at any time upon notice and subject to meeting certain tests under the 2022 Credit Agreement and, in certain instances, a prepayment fee.

Amounts borrowed under the Term Loan Facility bear interest at a variable rate indexed to SOFR plus a pricing margin ranging from 9.25% to 10.00% per annum, based on our total borrowings under the Term Loan Facility. Interest payments under the Term Loan Facility are due on the first day of each calendar month. At commencement, the interest rate on the outstanding Term Loan Facility borrowings was 15.2%.

The Term Loan Facility requires the Borrowers to comply with an Excess Availability Covenant (as defined in Note 13 to the accompanying consolidated financial statements). In addition, the Term Loan Facility contains customary covenants and restrictions on the Company's and its subsidiaries' activities, including, but not limited to, limitations on the incurrence of additional indebtedness, liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions, prepayment of other debt, distributions, dividends, the repurchase of capital stock, transactions with affiliates, the ability to change the nature of its business or its fiscal year, and permitted activities of the Company.

The Term Loan Facility contains customary events of default that include, among other things, non-payment defaults, inaccuracy of representations and warranties, covenant defaults, cross default to material indebtedness, bankruptcy and insolvency defaults, material judgment defaults, ERISA defaults, structural defaults under the loan documents and a change of control default. The occurrence of an event of default could result in the acceleration of our obligations under the Term Loan Facility. Under certain circumstances, a default interest rate will apply on any amount payable under the Term Loan Facility during the existence of an event of default at a per annum rate equal to 2.00% above the applicable interest rate for any principal and 2.00% above the rate applicable for base rate loans for any other interest.

All obligations under the Term Loan Facility are guaranteed by the Loan Parties (other than the Borrowers) and secured by (a) a second priority lien on substantially all of the Loan Parties' working capital assets, including credit card receivables and inventory, and (b) a first priority lien on substantially all of the Loan Parties' non-working capital personal property assets, including fixtures, machinery, equipment, and intellectual property, and a first priority mortgage on the Company's corporate headquarters located in Columbus, Ohio, in each case, subject to certain permitted liens.

As of February 3, 2024, we had a Borrowing Base (as defined under the 2022 Credit Agreement) of $739.5 million under the 2022 Credit Agreement. At February 3, 2024, we had $406.1 million in borrowings outstanding under the 2022 Credit Agreement and $52.1 million committed to outstanding letters of credit, leaving $281.3 million available under the 2022 Credit Agreement, subject to certain borrowing base limitations as discussed above. At February 3, 2024, we had $207.4 million available under the 2022 Credit Agreement, net of the borrowing base limitations discussed above.

The primary source of our liquidity is cash flows from operations and borrowings under the 2022 Credit Agreement and the Term Loan Facility. Our net (loss) income and, consequently, our cash (used in) provided by operating activities are impacted by net sales volume, seasonal sales patterns, and operating (loss) profit margins. Historically, our cash provided by operations typically peaks in the fourth quarter of each fiscal year due to net sales generated during the holiday selling season. Generally, our working capital requirements peak late in our third fiscal quarter or early in our fourth fiscal quarter as we build our inventory levels prior to the holiday selling season. We have historically funded those requirements with cash provided by operations and borrowings under our credit facility. Cash requirements include, among other things, capital expenditures, working capital needs, interest payments, and other contractual commitments.

The Company incurred net losses and used cash in operating activities in 2022 and 2023. Accordingly, the Company has taken a number of actions in 2023 and 2024 to reduce costs, enhance its financial flexibility and increase liquidity, including entering into the Term Loan Facility. Based on historical and expected financial results and actions that we have taken in 2023 and 2024, we believe that we have or, if necessary, have the ability to obtain, adequate resources to fund our anticipated cash requirements, including ongoing and seasonal working capital requirements, proposed capital expenditures, new projects, and currently maturing obligations for the next 12 months.

During 2023, the Company simultaneously terminated the 2023 Synthetic Lease for the AVDC and completed the sale of the AVDC and 23 owned store locations in sale and leaseback transactions (see Note 10 to the accompanying consolidated financial statements for additional information on the sale and leaseback transactions). The aggregate sales price received in the sale and leaseback transactions was $305.7 million, which we used to pay transaction expenses, pay off the 2023 Synthetic Lease and repay borrowings under the 2022 Credit Agreement.

In addition, the Company has taken significant steps to reduce costs and improve gross margin by increasing sales and reducing the cost of goods sold, which we expect will, over time, return the Company to profitability and result in its operating activities providing cash. In 2023, we closed all four FDCs to reduce costs and align our supply chain capabilities with our current business volume. We also launched a cost reduction and productivity initiative that we refer to as "Project Springboard," with the goal of improving our operating income by over $200 million. Project Springboard is expected to deliver the improvement of operating income results with 40% of the improvement coming from reductions in the cost of goods sold, 40% from improved gross margin, and 20% from reductions in selling and administrative expenses. The initiatives intended to reduce cost of goods sold are expected to be achieved primarily through reduced input costs as a result of improved purchasing practices and competitive bidding processes, among other improvements. The gross margin improvements are primarily expected to be achieved through optimization of our inventory allocation processes and improved marketing, pricing, and promotion, among other improvements. The selling and administrative expense savings are expected to be achieved through optimization of store payroll, improved efficiency in our supply chain, procurement improvements, and other workforce efficiencies.

At February 3, 2024 our material cash requirements, which are comprised of written purchase orders, cancellable and noncancellable contractual commitments, and other obligations, were $1,138.9 million for the upcoming fiscal year and $4,168.2 million in total. Excluding operating lease and finance lease obligations disclosed in the Note 5 to the accompanying consolidated financial statements, our material cash requirements at February 3, 2024 were $748.4 million for the upcoming fiscal year and $1,382.0 million in total. The material cash requirements disclosed above include merchandise purchase orders of $421.0 million. The cancellable and noncancellable contractual commitments include purchase commitments related to distribution and transportation, information technology, advertising, energy procurement, and store security, supply, and maintenance commitments. At February 3, 2024, our noncancellable commitments were immaterial.

On December 1, 2021, our Board of Directors authorized the repurchase of up to $250 million of our common shares under the 2021 Repurchase Authorization. Pursuant to the 2021 Repurchase Authorization, we may repurchase shares in the open market and/or in privately negotiated transactions at our discretion, subject to market conditions, our compliance with the terms of the 2022 Credit Agreement, and other factors. The 2021 Repurchase Authorization has no scheduled termination date. During 2022 and 2023, we did not purchase any shares under the 2021 Repurchase Authorization. As of February 3, 2024, we had $159.4 million available for future repurchases under the 2021 Repurchase Authorization.

Common shares acquired through share repurchase authorizations are available to meet obligations under our equity compensation plans and for general corporate purposes.

In 2023, we paid $9.8 million in dividends compared to $37.0 million in 2022. The decrease in dividends paid was due to the suspension of the Company's quarterly cash dividend on May 23, 2023 by our Board of Directors, which resulted in one quarterly dividend paid in 2023 compared to four quarterly dividends paid in 2022. The declaration of any future dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, compliance with applicable laws and agreements and any other factors deemed relevant by our Board of Directors. See Note 6 to the accompanying consolidated financial statements for additional information on dividends declared and paid.

The following table compares the primary components of our cash flows from 2023 to 2022:

(In thousands)	2023	2022	Change
Net cash used in operating activities	$ (251,960)	$ (144,286)	$ (107,674)
Net cash provided by (used in) investing activities	279,511	(108,940)	388,451
Net cash (used in) provided by financing activities	$ (25,870)	$ 244,234	$ (270,104)

Cash used in operating activities increased by $107.7 million to $252.0 million in 2023 compared to $144.3 million in 2022. The increase in cash used in operating activities was primarily due to an increase in net loss after adjusting for non-cash activities such as non-cash valuation allowance on deferred tax assets, non-cash impairment charge, non-cash lease expense, gain on disposition of property and equipment and the change in operating lease liabilities related to the refinance of the AVDC synthetic lease in the first quarter of 2023. This increase was partially offset by the combined impact of the change in inventory and accounts payable, driven by a year-over-year decrease in inventory purchase volumes, change in other current liabilities driven by an increase in bonus accruals for 2023 compared to 2022, and change in income tax receivables due to the increased net loss for 2023.

Cash provided by (used in) investing activities increased $388.5 million to cash provided by investing activities of $279.5 million in 2023 compared to cash used in investing activities of $108.9 million in 2022. The increase was driven by cash proceeds from sale of property and equipment, which was primarily due to the sale and leaseback transactions completed in the third quarter of 2023, and a decrease in capital expenditures. The decrease in capital expenditures was primarily due to decreased investments in new stores and other strategic initiatives.

Cash (used in) provided by financing activities decreased by $270.1 million to cash used in financing activities of $25.9 million in 2023 compared to cash provided by financing activities of $244.2 million in 2022. The decrease was driven by a reduction in net proceeds from long-term debt, partially offset by a decrease in dividends paid due to suspension of the Company's quarterly dividend program after the first quarter of 2023, a decrease in payment for treasury shares acquired, repayment of the failed sale-leaseback financing liability related to the Apple Valley, CA distribution center, and payment of other financing liabilities. The decrease in payment for treasury shares acquired was due to a decrease in shares withheld for income taxes related to the vesting of share-based awards.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. The use of estimates, judgments, and assumptions creates a level of uncertainty with respect to reported or disclosed amounts in our consolidated financial statements or accompanying notes. On an ongoing basis, management evaluates its estimates, judgments, and assumptions, including those that management considers critical to the accurate presentation and disclosure of our consolidated financial statements and accompanying notes. Management bases its estimates, judgments, and assumptions on historical experience, current trends, and various other factors that management believes are reasonable under the circumstances. Because of the inherent uncertainty in using estimates, judgments, and assumptions, actual results may differ from these estimates.

Our significant accounting policies, including the recently adopted accounting standards and recent accounting standards - future adoptions, if any, are described in Note 1 to the accompanying consolidated financial statements. We believe the following estimates, assumptions, and judgments are the most critical to understanding and evaluating our reported financial results. Management has reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the average cost retail inventory method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price at or near the end of the reporting period. The average cost retail inventory method requires management to make judgments and contains estimates, such as the amount and timing of markdowns to clear slow-moving inventory and the allowance for shrinkage, which may impact the ending inventory valuation and current or future gross margin. These estimates are based on historical experience and current information.

When management determines the salability of merchandise inventories is diminished, markdowns for clearance activity and the related cost impact are recorded at the time the price change decision is made. Factors considered in the determination of markdowns include current and anticipated demand, customer preferences, the age of merchandise, and seasonal trends. Timing of holidays within fiscal periods, weather, and customer preferences could cause material changes in the amount and timing of markdowns from year to year.

The allowance for shrinkage is recorded as a reduction to inventories, charged to cost of sales, and calculated as a percentage of sales for the period from the last physical inventory date to the end of the reporting period. Such estimates are based on both our current year and historical inventory results. Physical inventory counts are typically taken at each store once per year. During calendar 2023, we primarily relied on our own associates to perform physical inventory counts and utilized a third-party for small markets with a limited number of associates available for counting. During calendar 2024, we expect to continue using our own store associates for a majority of physical inventory counts, while using third-party services for smaller markets. During calendar 2023, the majority of physical counts occurred between January and July. During calendar 2024, we expect the majority of physical counts to occur between January and June. As physical inventories are completed, actual results are recorded and new go-forward allowance for shrinkage rates are established based on historical results at the individual store level. Thus, the allowance for shrinkage rates is adjusted throughout the January to June inventory cycle based on actual results. The allowance for shrinkage at February 3, 2024 and January 28, 2023 was $47.0 million and $40.9 million, respectively. The increase of $6.1 million was driven by lower aggregate sales since the last physical inventory for each store and a higher estimated shrinkage rate for 2023 compared to 2022. At February 3, 2024, a 10% difference in our shrink accrual would have affected gross margin, operating (loss) profit and (loss) income before income taxes by approximately $4.7 million. While it is not possible to quantify the impact from each cause of shrinkage, we have asset protection programs and policies aimed at minimizing shrinkage.

Store Level Long-Lived Assets

Our store level long-lived assets primarily consist of property and equipment - net and operating lease right-of-use assets. If the net book value of a store's long-lived assets is not recoverable by the expected undiscounted future cash flows of the store, we estimate the fair value of the store's assets and recognize an impairment charge for the excess net book value of the store's long-lived assets over its fair value (categorized as Level 3 under the fair value hierarchy). Fair value at the store level is typically based on projected discounted cash flows over the remaining lease term.

We determine the fair value using a discounted cash flow approach that requires significant judgment with respect to sales growth and gross margin rates based upon annual forecasts and longer-range plans. These forecasts and plans are used for internal reporting purposes and are also used as the basis for external communication and guidance issued to outside parties about future business trends.

Fair value estimates used in our impairment review of long-lived assets were determined using a future cash flow model involving several assumptions. Changes in our assumptions could materially impact our fair value estimates. Assumptions critical to our fair value estimates were: (i) projected sales growth rates and (ii) gross margin rates. These and other assumptions are impacted by macroeconomic conditions and expectations of management and may change in the future based on specific facts and circumstances. While we believe the assumptions used to estimate the future cash flows are reasonable, there can be no assurance that the expected future cash flows will be realized. As a result, impairment charges that possibly would have been recognized in earlier periods may not be recognized until later periods if actual results deviate unfavorably from earlier estimates. The use of different assumptions would increase or decrease discounted cash flows or sales projections and, therefore, could change impairment determinations.

The Company uses judgment in its determination of the existence of impairment indicators at the store level, which is primarily based on operating performance. We assess the impairment of long-lived assets, primarily property and equipment and operating lease assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our assessment of changes in circumstances requires significant judgment. Factors we consider important which could trigger an impairment review include the following:

- Significant changes in the manner of our use of assets or the strategy for the overall business;
- Significant negative industry or economic trends; and
- Significant changes resulting in a greater loss than forecasted during a period.

Insurance and Insurance-Related Reserves

We are self-insured for certain losses relating to property, general liability, workers' compensation, and employee medical, dental, and prescription drug benefit claims, a portion of which is funded by employees. We purchase stop-loss coverage from third party insurance carriers to limit individual or aggregate loss exposures in these areas. Accrued insurance liabilities and related expenses are based on actual claims reported and estimates of claims incurred but not reported. The estimated loss accruals for claims incurred but not paid are determined by applying actuarially-based calculations taking into account historical claims payment results and known trends such as claims frequency and claims severity. Management makes estimates, judgments, and assumptions with respect to the use of these actuarially-based calculations, including but not limited to, estimated health care cost trends, estimated lag time to report and pay claims, average cost per claim, network utilization rates, network discount rates, and other factors. Our insurance and insurance-related reserves at February 3, 2024 and January 28, 2023 were $90.8 million and $94.5 million, respectively. The decrease of $3.7 million was driven by both workers' compensation and general liability reserves. The decrease in workers' compensation was due to decreases in incurred development within the year. The decrease in general liability reserves was due to an increase in settlement activity in 2023 compared to 2022, partially offset by an increase in incurred development within the year. A 10% change in our self-insured liabilities at February 3, 2024 would have affected selling and administrative expenses, operating (loss) profit, and income (loss) before income taxes by approximately $7.6 million.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are subject to market risk from exposure to changes in interest rates on investments that we make from time to time and on borrowings under the 2022 Credit Agreement. We had $406.1 million in borrowings under the 2022 Credit Agreement at February 3, 2024. An increase of 1% in our variable interest rate on our estimated future borrowings would have an impact of approximately $4.1 million on our result of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Big Lots, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Big Lots, Inc. and subsidiaries (the "Company") as of February 3, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 3, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended February 3, 2024, of the Company and our report dated April 18, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Columbus, Ohio
April 18, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Big Lots, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Big Lots, Inc. and subsidiaries (the "Company") as of February 3, 2024 and January 28, 2023, the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended February 3, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 3, 2024 and January 28, 2023, and the results of its operations and its cash flows for each of the three years in the period ended February 3, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of February 3, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Inventory Valuation Reserves - Refer to Note 1 to the financial statements

Critical Audit Matter Description

Merchandise inventories are valued at the lower of cost or market using the average cost retail inventory method. The average cost retail inventory method requires management to make judgments and contains estimates, including the amount and timing of markdowns to clear slow-moving inventory and an estimated allowance for shrinkage, referred to as inventory valuation reserves, which may impact ending inventory valuation.

When management determines the salability of merchandise inventories is diminished, markdowns for clearance activity and the related cost impact are recorded at the time the price change decision is made. Factors considered in the determination of markdowns include current and anticipated demand, and customer preferences.

The inventory allowance for shrinkage is recorded as a reduction to inventories, charged to cost of sales, and calculated as a percentage of sales for the period from the last physical inventory date to the end of the reporting period.

Given the significant estimates and assumptions management utilizes to quantify inventory valuation reserves which include markdowns and the allowance for shrinkage, a high degree of auditor judgment and an increased extent of effort is required when performing audit procedures to evaluate the methodology and reasonableness of the estimates and assumptions. For markdowns, such estimates are based on the timing and completeness of recorded markdowns. For the allowance for shrinkage, such estimates are based on a combination of historical shrinkage experience and current year physical inventory results.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the measurement of inventory valuation reserves included the following, among others:
- We tested the effectiveness of controls over the completeness and measurement of inventory valuation reserves.
- We evaluated the methods and assumptions used by management to estimate markdowns by:
  - Reviewing management's approved permanent markdowns at year end and comparing markdowns recorded after year end to the markdowns reserve at year end.
  - Comparing monthly markdown expense and the markdown reserve to historical results.
  - Comparing inventory sell through for the first period subsequent to year end to historical sell through results to evaluate the salability of merchandise inventories at year end.
- We evaluated the methods and assumptions used by management to estimate the allowance for shrinkage by:
  - Attending a selection of store physical inventories and recalculating the shrinkage for locations using the results of the store physical inventory counts observed.
  - Comparing the methodology and inputs used by management to historical results and trends in the prior years and current year.
  - Comparing management's prior year assumptions of expected shrinkage to actual shrinkage incurred during the current year to evaluate the appropriateness of the allowance for shrinkage.

Insurance Valuation Reserves for General Liability and Workers' Compensation - Refer to Notes 1 and 9 to the financial statements

Critical Audit Matter Description

The Company is self-insured for certain losses relating to general liability and workers' compensation. Accrued insurance liabilities are referred to as insurance reserves. General liability and workers' compensation insurance reserves are based on actual claims reported and estimates of claims incurred but not reported. The estimated loss accruals for claims incurred but not paid are determined by applying actuarially-based calculations taking into account historical claims payment results and known trends such as claims frequency and claims severity.

Given the significant estimates and assumptions in determination of the selected actuarial models management utilizes to quantify insurance reserves, a high degree of auditor judgment and increased extent of effort is required, including the need to involve our actuarial specialists, when performing audit procedures to evaluate whether insurance reserves were appropriately valued.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the general liability and workers' compensation insurance reserves ("insurance reserves") included the following, among others:
- We tested the effectiveness of controls related to insurance reserves.
- We evaluated the methods and assumptions used by management to estimate the insurance reserves by:
  - Testing the underlying data that served as the basis of the actuarial analysis, including historical claims, to test that the inputs to the actuarial estimate were reasonable.
  - Comparing management's prior-year assumptions of expected loss to actuals incurred during the current year to evaluate the appropriateness of assumptions used to determine the insurance reserves.
- With the assistance of our actuarial specialists, we developed independent estimates of the insurance reserves, including loss and industry claim development factors, and compared our estimates to management's estimates. Further, the actuarial specialists:
  - Assessed the actuarial models used by management for consistency with the generally accepted actuarial standards;

- ◦ Evaluated management's ability to estimate the insurance reserves by comparing its historical estimates with actual loss payments;
- ◦ Evaluated the significant assumptions underlying management's actuarial estimates used to determine the insurance reserves.

Impairment of Store Level Long-Lived Assets – Refer to Notes 1, 2, and 5 to the financial statements

Critical Audit Matter Description

Management assesses impairment of long-lived assets within each store level asset group, which primarily consist of property and equipment – net and operating lease right-of-use assets, whenever events or changes in circumstances indicate that the carrying amount of each asset group may not be recoverable. Some stores may generate negative cash flow or experience other events that indicate the carrying value of their long-lived assets may not be recoverable, indicating a risk that their long-lived assets might be impaired. This requires management to consider historic profitability among other store specific factors when evaluating its stores for impairment to determine whether an impairment triggering event has occurred.

If the net book value of a store's long-lived assets is not recoverable by the expected undiscounted cash flow projections of the store, management estimates the fair value of the store's assets and recognizes an impairment charge for the excess net book value of the store's long-lived assets over its fair value. Fair value at the store level is typically based on discounted cash flow projections over the remaining lease term.

Management exercises significant judgment in identifying whether events or changes in circumstances indicate that store level long-lived asset carrying amounts may not be recoverable, and in the determination of assumptions used in the cash flow projections used to estimate the fair value of the store level long-lived assets. As a result, a high degree of auditor judgment and an increased extent of effort is required.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's identification of impairment triggering events and the determination of significant cash flow projections assumptions used to estimate fair value for store level long-lived assets included the following, among others:
- • We tested the effectiveness of controls related to the impairment of long-lived assets.
- • We evaluated the methodology and assumptions used by management to identify triggering events by:
  - ◦ Inspecting management's triggering event analysis to determine if contrary evidence existed as to the completeness of the population of potentially impaired stores.
  - ◦ Identifying store level factors to be considered in the triggering event analysis by:
    - ▪ Analyzing the duration of cash flow projections used to assess store profitability;
    - ▪ Evaluating the allocation of long-lived assets to individual asset groups, as well as the identification of store level cash flow projections attributable to each asset group;
    - ▪ Comparing individual store level current and historical operating results to the general ledger to assess the reliability of information used;
    - ▪ Reading board of director meeting minutes, while considering available industry information and macroeconomic trends.
- • We evaluated the methodology used by management in the determination of significant cash flow projections assumptions used to estimate fair value, specifically comparable sales projections and gross margin assumptions, by:
  - ◦ Evaluating the consistency of significant assumptions used in the future cash flow projections to management's internal operating and long-range plan, including those communicated to the Company's Board of Directors.
  - ◦ Evaluating significant assumptions used by management, specifically the comparable sales projections and gross margin assumptions, which includes:
    - ▪ Comparing projected levels to historical levels achieved by the Company;
    - ▪ Comparing forecasted results to available industry and macroeconomic forecasts.

/s/ DELOITTE & TOUCHE LLP

Columbus, Ohio
April 18, 2024

We have served as the Company's auditor since 1989.

BIG LOTS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive (Loss) Income
(In thousands, except per share amounts)

		2023	2022	2021
Net sales	$	4,722,099 $	5,468,329 $	6,150,603
Cost of sales (exclusive of depreciation expense shown separately below)		3,035,488	3,554,826	3,753,596
Gross margin		1,686,611	1,913,503	2,397,007
Selling and administrative expenses		2,141,927	2,040,334	2,015,616
Depreciation expense		144,504	154,859	142,572
Gain on sale of real estate		(212,463)	(20,190)	(934)
Operating (loss) profit		(387,357)	(261,500)	239,753
Interest expense		(44,758)	(20,280)	(9,281)
Other income (expense)		7	1,363	1,339
(Loss) income before income taxes		(432,108)	(280,417)	231,811
Income tax expense (benefit)		49,768	(69,709)	54,033
Net (loss) income and comprehensive (loss) income	$	(481,876) $	(210,708) $	177,778
Earnings (loss) per common share:				
Basic	$	(16.53) $	(7.30) $	5.43
Diluted	$	(16.53) $	(7.30) $	5.33

The accompanying notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands, except par value)

	February 3, 2024	January 28, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 46,411	$ 44,730
Inventories	953,302	1,147,949
Other current assets	86,310	92,635
Total current assets	1,086,023	1,285,314
Operating lease right-of-use assets	1,637,845	1,619,756
Property and equipment - net	563,185	691,111
Deferred income taxes	—	56,301
Other assets	38,256	38,449
Total assets	$ 3,325,309	$ 3,690,931
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 320,682	$ 421,680
Current operating lease liabilities	242,384	252,320
Property, payroll, and other taxes	72,517	71,274
Accrued operating expenses	116,900	111,752
Insurance reserves	33,458	35,871
Accrued salaries and wages	43,182	26,112
Income taxes payable	1,896	845
Total current liabilities	831,019	919,854
Long-term debt	406,271	301,400
Noncurrent operating lease liabilities	1,616,634	1,514,009
Deferred income taxes	459	—
Insurance reserves	57,384	58,613
Unrecognized tax benefits	5,223	8,091
Other liabilities	123,824	125,057
Shareholders' equity:		
Preferred shares - authorized 2,000 shares; $0.01 par value; none issued	—	—
Common shares - authorized 298,000 shares; $0.01 par value; issued 117,495 shares; outstanding 29,224 shares and 28,959 shares, respectively	1,175	1,175
Treasury shares - 88,271 shares and 88,536 shares, respectively, at cost	(3,092,046)	(3,105,175)
Additional paid-in capital	624,618	627,714
Retained earnings	2,750,748	3,240,193
Total shareholders' equity	284,495	763,907
Total liabilities and shareholders' equity	$ 3,325,309	$ 3,690,931

The accompanying notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity
(In thousands)

	Common		Treasury		Additional Paid-In Capital	Retained Earnings	Total
	Shares	**Amount**	**Shares**	**Amount**			
Balance - January 30, 2021	35,535	$ 1,175	81,960	$(2,709,259)	$ 634,813	$ 3,351,002	$ 1,277,731
Comprehensive income	—	—	—	—	—	177,778	177,778
Dividends declared ($1.20 per share)	—	—	—	—	—	(41,512)	(41,512)
Purchases of common shares	(8,076)	—	8,076	(446,374)	—	—	(446,374)
Restricted shares vested	482	—	(482)	16,140	(16,140)	—	—
Performance shares vested	535	—	(535)	17,879	(17,879)	—	—
Other	—	—	—	12	127	—	139
Share-based employee compensation expense	—	—	—	—	39,601	—	39,601
Balance - January 29, 2022	28,476	1,175	89,019	(3,121,602)	640,522	3,487,268	1,007,363
Comprehensive loss	—	—	—	—	—	(210,708)	(210,708)
Dividends declared ($1.20 per share)	—	—	—	—	—	(36,367)	(36,367)
Purchases of common shares	(304)	—	304	(11,180)	—	—	(11,180)
Restricted shares vested	440	—	(440)	15,440	(15,440)	—	—
Performance shares vested	347	—	(347)	12,167	(12,167)	—	—
Share-based employee compensation expense	—	—	—	—	14,799	—	14,799
Balance - January 28, 2023	28,959	1,175	88,536	(3,105,175)	627,714	3,240,193	763,907
Comprehensive loss	—	—	—	—	—	(481,876)	(481,876)
Dividends declared ($0.30 per share)	—	—	—	—	—	(7,569)	(7,569)
Purchases of common shares	(155)	—	155	(1,583)	—	—	(1,583)
Restricted shares vested	420	—	(420)	14,712	(14,712)	—	—
Share-based employee compensation expense	—	—	—	—	11,616	—	11,616
Balance - February 3, 2024	29,224	$ 1,175	88,271	$(3,092,046)	$ 624,618	$ 2,750,748	$ 284,495

The accompanying notes are an integral part of these consolidated financial statements.

BIG LOTS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	2023	2022	2021
Operating activities:			
Net (loss) income	$ (481,876)	$ (210,708)	$ 177,778
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation and amortization expense	147,177	156,427	143,713
Non-cash lease expense	295,342	271,945	265,401
Deferred income taxes	56,760	(66,742)	19,007
Non-cash share-based compensation expense	11,616	14,799	39,601
Non-cash impairment charge	150,667	70,221	6,096
(Gain) loss on disposition of property and equipment	(213,078)	(19,392)	342
Unrealized loss (gain) on fuel derivatives	—	856	(1,593)
Loss on extinguishment of debt	—	—	535
Change in assets and liabilities:			
Inventories	194,647	89,848	(297,503)
Accounts payable	(100,998)	(165,816)	189,063
Operating lease liabilities	(338,939)	(257,686)	(233,057)
Current income taxes	3,500	19,680	(76,429)
Other current assets	(298)	3,146	32,154
Other current liabilities	27,747	(45,181)	(56,220)
Other assets	(2,119)	1,865	(785)
Other liabilities	(2,108)	(7,548)	(14,341)
Net cash (used in) provided by operating activities	(251,960)	(144,286)	193,762
Investing activities:			
Capital expenditures	(63,139)	(159,413)	(160,804)
Cash proceeds from sale of property and equipment	342,675	50,496	1,155
Other	(25)	(23)	(37)
Net cash provided by (used in) investing activities	279,511	(108,940)	(159,686)
Financing activities:			
Net proceeds from (repayments of) long-term debt	104,871	297,900	(46,764)
Net repayments of sale and leaseback financing	(3,132)	(355)	—
Repayment of failed sale-leaseback liability	(100,316)	—	—
Payment of finance lease obligations	(2,118)	(1,736)	(3,654)
Dividends paid	(9,806)	(36,997)	(41,653)
Payments for other financing liabilities	(13,786)	—	—
Payment for treasury shares acquired	(1,583)	(11,180)	(446,374)
Payments for debt issuance costs	—	(3,398)	(1,167)
Payments to extinguish debt	—	—	(438)
Other	—	—	140
Net cash (used in) provided by financing activities	(25,870)	244,234	(539,910)
Increase (decrease) in cash and cash equivalents	1,681	(8,992)	(505,834)
Cash and cash equivalents:			
Beginning of year	44,730	53,722	559,556
End of year	$ 46,411	$ 44,730	$ 53,722

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

We are a home discount retailer in the United States ("U.S."). At February 3, 2024, we operated 1,392 stores in 48 states and an e-commerce platform. Our mission is to help people Live BIG and Save LOTS. Our vision is to be the BIG difference for a better life by delivering unmistakable value to customers, building a "best places to grow" culture, rewarding shareholders with consistent growth and top tier returns, and doing good in local communities.

Basis of Presentation

The consolidated financial statements include Big Lots, Inc. and all of its subsidiaries, have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), and include all of our accounts. We consolidate all majority-owned and controlled subsidiaries. All intercompany accounts and transactions have been eliminated.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. The use of estimates, judgments, and assumptions creates a level of uncertainty with respect to reported or disclosed amounts in our consolidated financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates, judgments, and assumptions, including those that management considers critical to the accurate presentation and disclosure of our consolidated financial statements and accompanying notes. Management bases its estimates, judgments, and assumptions on historical experience, current trends, and various other factors that it believes are reasonable under the circumstances. Because of the inherent uncertainty in using estimates, judgments, and assumptions, actual results may differ from these estimates.

Fiscal Periods

Our fiscal year ends on the Saturday nearest to January 31, which results in fiscal years consisting of 52 or 53 weeks. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years. Fiscal year 2023 ("2023") was comprised of the 53 weeks that began on January 29, 2023 and ended on February 3, 2024. Fiscal year 2022 ("2022") was comprised of the 52 weeks that began on January 30, 2022 and ended on January 28, 2023. Fiscal year 2021 ("2021") was comprised of the 52 weeks that began on January 31, 2021 and ended on January 29, 2022.

Segment Reporting

We manage our business based on one segment, discount retailing. Our entire operation is located in the U.S.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of amounts on deposit with financial institutions, outstanding checks, and credit and debit card receivables. We review cash and cash equivalent balances on a bank by bank basis to identify book overdrafts. Book overdrafts occur when the aggregate amount of outstanding checks and electronic fund transfers exceed the cash deposited at a given bank. We reclassify book overdrafts, if any, to accounts payable on our consolidated balance sheets. Amounts due from banks for credit and debit card transactions, including private label credit card transactions, are typically settled in less than three days, and at February 3, 2024 and January 28, 2023, totaled $29.6 million and $24.7 million, respectively.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the average cost retail inventory method. Cost includes any applicable inbound shipping and handling costs associated with the receipt of merchandise into our distribution centers (see the discussion below under the caption "Selling and Administrative Expenses" for additional information regarding outbound shipping and handling costs to our stores). Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. Under the average cost retail inventory method, inventory is segregated into classes of merchandise having similar characteristics at its current retail selling value. Current retail selling values are converted to a cost basis by applying an average cost factor to each specific merchandise class's retail selling value. Cost factors represent the average cost-to-retail ratio computed using beginning inventory and all fiscal year-to-date purchase activity specific to each merchandise class.

Under the average cost retail inventory method, permanent sales price markdowns result in cost reductions in inventory. Our permanent sales price markdowns are typically related to end of season clearance events and are recorded as a charge to cost of sales in the period of management's decision to initiate sales price reductions with the intent not to return the price to regular retail. Promotional markdowns are recorded as a charge to net sales in the period the merchandise is sold. Promotional markdowns are typically related to specific marketing efforts with respect to products maintained continuously in our stores or products that are only available in limited quantities but represent substantial value to our customers. Promotional markdowns are principally used to drive higher sales volume during a defined promotional period.

We record a reduction to inventories and charge to cost of sales for an allowance for shrinkage. The allowance for shrinkage is calculated as a percentage of sales for the period from the last physical inventory date to the end of the reporting period. Such estimates are based on a combination of our historical experience and current year physical inventory results.

We record a reduction to inventories and charge to cost of sales for any excess or obsolete inventory. The excess or obsolete inventory is estimated based on a review of our aged inventory and takes into account any items that have already received a cost reduction as a result of the permanent markdown process discussed above. We estimate the reduction for excess or obsolete inventory based on historical sales trends, age and quantity of product on hand, and anticipated future sales.

Property and Equipment - Net

Depreciation and amortization expense of property and equipment are recorded on a straight-line basis using estimated service lives. The estimated service lives of our depreciable property and equipment by major asset category were as follows:

Land improvements	15 years
Buildings	40 years
Leasehold improvements	5 - 10 years
Store fixtures and equipment	2 - 7 years
Distribution and transportation fixtures and equipment	5 - 15 years
Office and computer equipment	3 - 5 years
Computer software costs	3 - 8 years

Leasehold improvements are amortized on a straight-line basis using the shorter of their estimated service lives or the lease term.

Assets acquired under leases which meet the criteria of a finance lease are capitalized in property and equipment - net and amortized over the estimated service life of the asset or the applicable lease term, whichever is shorter.

Depreciation estimates are revised prospectively to reflect the remaining depreciation or amortization of the asset over the shortened estimated service life when a decision is made to dispose of property and equipment prior to the end of its previously estimated service life. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts with any resulting gain or loss included in selling and administrative expenses. Major repairs that extend service lives are capitalized. Maintenance and repairs are charged to expense as incurred. Capitalized interest was not significant in any period presented.

Long-Lived Assets

Our long-lived assets primarily consist of property and equipment - net and operating lease right-of-use assets. In order to determine if impairment indicators are present for store property and equipment and operating lease right-of-use assets, we review historical operating results at the store level. If the net book value of a store's long-lived assets is not recoverable by the expected undiscounted future cash flows of the store, we estimate the fair value of the store's assets and recognize an impairment charge for the excess net book value of the store's long-lived assets over its fair value (categorized as Level 3 under the fair value hierarchy). Fair value at the store level is typically based on projected discounted cash flows over the remaining lease term.

We determine the fair value using a discounted cash flow approach that requires significant judgment with respect to sales growth and gross margin rates, based upon annual forecasts and longer-range plans. These forecasts and plans are used for internal reporting purposes and are also used as the basis for external communication and guidance issued to outside parties about future business trends.

Fair value estimates used in our impairment review of long-lived assets were determined using a future cash flow model involving several assumptions. Changes in our assumptions could materially impact our fair value estimates. Assumptions critical to our fair value estimates were: (i) projected sales growth rates and (ii) gross margin rates. These and other assumptions are impacted by macro economic conditions and expectations of management and may change in the future based on specific facts and circumstances. While we believe the assumptions used to estimate the future cash flows are reasonable, there can be no assurance that the expected future cash flows will be realized. As a result, impairment charges that possibly would have been recognized in earlier periods may not be recognized until later periods if actual results deviate unfavorably from earlier estimates. The use of different assumptions would increase or decrease discounted cash flows or sales projections and, therefore, could change impairment determinations.

Asset impairment charges are proportionately recorded between property and equipment - net and operating lease right-of-use assets. Asset impairment charges are included in selling and administrative expenses in our accompanying consolidated statements of operations and comprehensive (loss) income.

Intangible Assets

In 2018, we acquired the Broyhill® trademark and trade name. This trademark and trade name have indefinite lives. We test the trademark and trade name for impairment annually or whenever circumstances indicate that the carrying value of the asset may not be recoverable. We estimate the fair value of these intangible assets based on an income approach. We perform our annual impairment testing during our fourth fiscal quarter of each year.

Savings Plans

We have a savings plan with a 401(k) deferral feature and we provide matching contributions, which are subject to Internal Revenue Service ("IRS") regulations, based on a percentage of employee contributions. For 2023, 2022, and 2021, we expensed $9.5 million, $9.2 million, and $9.2 million, respectively, related to our matching contributions.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement basis and tax basis of assets and liabilities using enacted law and tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We assess the adequacy and need for a valuation allowance for deferred tax assets. In making such assessment, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. We have established a valuation allowance to reduce our deferred tax assets to the balance that is more likely than not to be realized.

In 2023, based upon a triggering event that resulted from a three-year cumulative loss before income taxes, we recorded a valuation allowance against all of our deferred tax assets. See Note 8 - Income Taxes for additional details.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statements of operations and comprehensive (loss) income. Accrued interest and penalties are included within the related tax liability line in the accompanying consolidated balance sheets.

The effective income tax rate in any period may be materially impacted by the overall level of income (loss) before income taxes, the jurisdictional mix and magnitude of income (loss), changes in the income tax laws (which may be retroactive to the beginning of the fiscal year), subsequent recognition, de-recognition and/or measurement of an uncertain tax benefit, changes in a deferred tax valuation allowance, and adjustments of a deferred tax asset or liability for enacted changes in tax laws or rates.

Insurance and Insurance-Related Reserves

We are self-insured for certain losses relating to property, general liability, workers' compensation, and employee medical, dental, and prescription drug benefit claims, a portion of which is paid by employees. We purchase stop-loss coverage to limit significant exposure in these areas. Accrued insurance-related liabilities and related expenses are based on actual claims filed and estimates of claims incurred but not reported and are reliably determinable. The accruals are determined by applying actuarially-based calculations.

Fair Value of Financial Instruments

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Level 1, defined as observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2, defined as observable inputs other than Level 1 inputs. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying value of accounts receivable and accounts payable approximates fair value because of the relatively short maturity of these items.

Revenue Recognition

We recognize sales revenue at the time the customer takes possession of the merchandise (i.e., the point at which we transfer the goods). Sales are recorded net of discounts (i.e., the amount of consideration we expect to receive for the goods) and estimated returns and exclude any sales tax. The reserve for merchandise returns is estimated based on our prior return experience.

We sell gift cards in our stores, online, and through third-party retailers, and issue merchandise credits, typically as a result of customer returns, on stored value cards. We do not charge administrative fees on unused gift card or merchandise credit balances and our gift cards and merchandise credits do not expire. We recognize sales revenue related to gift cards and merchandise credits (1) when the gift card or merchandise credit is redeemed in a sales transaction by the customer or (2) as breakage occurs. We recognize gift card and merchandise credit breakage when we estimate that the likelihood of the card or credit being redeemed by the customer is remote and we determine that we do not have a legal obligation to remit the value of unredeemed cards or credits to the relevant regulatory authority. We estimate breakage based upon historical redemption patterns. The liability for the unredeemed cash value of gift cards and merchandise credits is recorded in accrued operating expenses in our consolidated balance sheets.

We offer price hold contracts and buy now pick up later arrangements on merchandise. Revenue for price hold contracts and buy now pick up later arrangements is recognized when the customer makes the final payment and takes possession of the merchandise. Amounts paid by customers under price hold contracts and buy now pick up later arrangements are recorded in accrued operating expenses in our consolidated balance sheets until a sale is consummated.

We recognize sales revenue for direct-to-customer transactions on our e-commerce platform at the time the merchandise is shipped (i.e., the point at which we transfer the goods). We also offer buy online, pick up in store services on our e-commerce platform. Revenue for buy online, pick up in store transactions is recognized when the customer takes possession of the merchandise at the store.

Cost of Sales

Cost of sales includes the cost of merchandise, net of cash discounts and rebates, markdowns, and inventory shrinkage, and the cost of shipping direct-to-customer e-commerce orders. Cost of merchandise includes related inbound freight to our distribution centers, duties, and commissions. We classify warehousing, distribution and outbound transportation costs to our stores as selling and administrative expenses. Due to this classification, our gross margin rates may not be comparable to those of other retailers that include warehousing, distribution and outbound transportation costs to stores in cost of sales.

Selling and Administrative Expenses

Selling and administrative expenses include store expenses (such as payroll and occupancy costs) and costs related to warehousing, distribution, outbound transportation to our stores, advertising, purchasing, insurance, non-income taxes, accepting credit/debit cards, and overhead. Our selling and administrative expense rates may not be comparable to those of other retailers that include warehousing, distribution, and outbound transportation costs to stores in cost of sales. Distribution and outbound transportation costs included in selling and administrative expenses were $360.1 million, $331.8 million, and $310.4 million for 2023, 2022, and 2021, respectively.

Leases and Rent Expense

We determine if an arrangement contains a lease at inception of the agreement. Our leased property consists of our retail stores, distribution centers, store security, and other office equipment. Certain of our store and distribution center leases have rent escalations and/or have tenant allowances or other lease incentives, which are fixed in nature and included in our calculation of right-of-use assets and lease liabilities. Certain of our store leases provide for contingent rents, which are recorded as variable costs and not included in our calculation of right-of-use assets and lease liabilities. Many of our leases obligate us to pay for our applicable portion of real estate taxes, common area maintenance costs ("CAM"), and property insurance, which are recorded as variable costs and not included in our calculation of right-of-use assets and lease liabilities, except for certain fixed CAM and insurance charges that are not variable. Many of our leases contain provisions for options to renew, extend the original term for additional periods, or terminate the lease if certain sales thresholds are not attained. We have assessed the reasonable certainty of these provisions to determine the appropriate lease term. Our lease agreements do not contain material residual value guarantees, restrictions, or covenants other than temporary restrictions under the sale and leaseback transactions completed in 2023, which are described in in Note 10 - *Gain on Sale of Real Estate*.

We have established a short-term lease exception policy, permitting us to not apply lease recognition requirements to leases with terms of 12 months or less. We recognize a lease liability and right-of-use asset at commencement of the lease when possession of the property is taken from the lessor, which, for stores, normally includes a construction or set-up period prior to store opening. We begin recognizing rent expense at commencement of the lease. Rent expense for operating leases is recognized on a straight-line basis over the lease term and is included in selling and administrative expenses. We account for lease and non-lease components as a single component for our real estate class of assets.

Advertising Expense

Advertising costs, which are expensed as incurred, consist primarily of television and print advertising, digital, social media, internet and e-mail marketing and advertising, payment card-linked marketing and in-store point-of-purchase signage and presentations. Advertising expenses are included in selling and administrative expenses. Advertising expenses were $91.5 million, $98.3 million, and $97.7 million for 2023, 2022, and 2021, respectively.

Share-Based Compensation

Share-based compensation expense is recognized in selling and administrative expense in our consolidated statements of operations and comprehensive (loss) income for all awards that we expect to vest.

Non-vested Restricted Stock Units

We expense our non-vested restricted stock units ("RSUs") with graded vesting as a single award with an average estimated life over the entire term of the award. The expense for the non-vested restricted stock units is recorded on a straight-line basis over the vesting period.

Performance Share Units

Compensation expense for performance share units ("PSUs") is recorded based on fair value of the award on the grant date and the estimated achievement of financial performance objectives. From an accounting perspective, the grant date is established once all financial performance targets have been set. We monitor the estimated achievement of the financial performance objectives at each reporting period and will potentially adjust the estimated expense on a cumulative basis. The expense for PSUs is recorded on a straight-line basis from the grant date through the end of the performance period.

In 2022 and 2023, we awarded performance share units with a performance condition to certain members of senior management, which vest based on the achievement of total shareholder return ("TSR") targets relative to a peer group over a three-year performance period and require the grantee to remain employed by us through the end of the performance period ("TSR PSUs"). The TSR PSUs will vest on the first trading day after we file our Annual Report on Form 10-K for the last fiscal year in the performance period. We use a Monte Carlo simulation to estimate the fair value of the TSR PSUs on the grant date and recognize expense over the service period. The TSR PSUs have a contractual period of three years.

In 2023, we awarded PSUs to certain members of management, which will vest if minimum financial performance objectives are achieved over a three-year performance period and the grantee remains employed by us during the performance period. The financial performance objectives will be established for each fiscal year within the three-year performance period and are generally approved by the Human Capital and Compensation Committee of our Board of Directors (the "Committee") during the first quarter of the respective fiscal year. See Note 7 - *Share Based Plans* for a more detailed description.

Earnings per Share

Basic earnings per share is based on the weighted-average number of shares outstanding during each period. Diluted earnings per share is based on the weighted-average number of shares outstanding during each period and the additional dilutive effect of RSUs, PSUs, TSR PSUs, and SVCA PSUs calculated using the treasury stock method.

Supplemental Cash Flow Disclosures

The following table provides supplemental cash flow information for 2023, 2022, and 2021:

(In thousands)		2023		2022		2021
Supplemental disclosure of cash flow information:						
Cash paid for interest	$	42,506	$	22,225	$	8,066
Cash paid for income taxes, excluding impact of refunds		1,370		4,318		111,206
Gross proceeds from long-term debt		1,662,271		2,208,400		55,600
Gross payments of long-term debt		1,557,400		1,910,500		102,364
Gross repayments of financing from sale and leaseback		3,132		355		—
Cash paid for operating lease liabilities		476,644		373,172		341,341
Non-cash activity:						
Assets acquired under finance leases		8,281		3,740		1,080
Accrued property and equipment		17,215		16,674		19,303
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$	399,502	$	216,499	$	354,066

Reclassifications

Our six merchandise categories are as follows: Food; Consumables; Soft Home; Hard Home and Other; Furniture; and Seasonal. The Food category includes our beverage & grocery; specialty foods; and candy & snacks departments. The Consumables category includes our health, beauty and cosmetics; plastics; paper; pet; infant; stationery; and chemical departments. The Soft Home category includes our apparel; hosiery; jewelry; frames; fashion bedding; utility bedding; bath; window; decorative textile; and area rugs departments. The Hard Home and Other category includes our small appliances; table top; food preparation; home maintenance; home organization; toys; and electronics departments; and other offerings. The Furniture category includes our upholstery; mattress; ready-to-assemble; home décor; and case goods departments. The Seasonal category includes our lawn & garden; summer; Christmas; and other holiday departments.

In the fourth quarter of 2023, we realigned our merchandise categories and eliminated our Apparel, Electronics, & Other merchandise category. We have reallocated the departments that previously comprised Apparel, Electronics, & Other into the following merchandise categories: Hard Home and Other, Soft Home, Consumables, and Food.

We periodically assess, and make minor adjustments to, our product hierarchy, which can impact the roll-up of our merchandise categories. Our financial reporting process utilizes the most current product hierarchy in reporting net sales by merchandise category for all periods presented. Therefore, in addition to the realignment noted above, there may be minor reclassifications of net sales by merchandise category compared to previously reported amounts.

In addition, certain amounts in our Consolidated Financial Statements for the year ended January 28, 2023 were adjusted to conform to our 2023 presentation. The Company believes these reclassifications are immaterial.

Recently Adopted Accounting Standards

In the third quarter of 2021, the Company adopted Accounting Standards Update ("ASU") 2020-04 *Reference Rate Reform*. This ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, leases, and other transactions affected by the potential fallback of LIBOR. The Company adopted ASU 2020-04 in connection with its entry into a new credit facility (see Note 3 to the consolidated financial statements) that includes language to address LIBOR fallback and in connection with an amendment to the lease for AVDC including similar LIBOR fallback language. The impact of the adoption was immaterial to the consolidated financial statements.

In September 2022, the Financial Accounting Standards Board ("FASB") issued ASU 2022-04, Enhanced Disclosures about the Supplier Finance Programs. ASU 2022-04 requires buyers in supplier finance programs to disclose qualitative and quantitative information about their supplier finance programs. The Company adopted this ASU in fiscal year 2023, except for the disclosure of rollforward activity, which is effective on a prospective basis beginning in fiscal year 2024. See Note 12, *Supplier Financing* for disclosure related to the Company's supplier financing program obligations.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures*, which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. Management is currently evaluating this ASU to determine its impact on the Company's disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which expands the requirements for income tax disclosures in order to provide greater transparency. The amendments are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied prospectively. Management is currently evaluating this ASU to determine its impact on the Company's disclosures.

There are currently no additional new accounting pronouncements with a future effective date that are of significance, or potential significance, to us.

NOTE 2 – PROPERTY AND EQUIPMENT - NET

Property and equipment - net consist of:

(In thousands)	February 3, 2024	January 28, 2023
Land and land improvements	$ 13,968	$ 27,257
Buildings and leasehold improvements	756,022	775,837
Fixtures and equipment	944,802	940,613
Computer software costs	197,846	191,910
Construction-in-progress	17,644	24,676
Property and equipment - cost	1,930,282	1,960,293
Less accumulated depreciation and amortization	1,367,097	1,269,182
Property and equipment - net	$ 563,185	$ 691,111

Property and equipment - cost includes $31.2 million and $24.6 million at February 3, 2024 and January 28, 2023, respectively, to recognize assets from finance leases. Accumulated depreciation and amortization includes $22.5 million and $20.8 million at February 3, 2024 and January 28, 2023, respectively, related to finance leases.

During 2023, 2022, and 2021, respectively, we invested $63.1 million, $159.4 million, and $160.8 million of cash in capital expenditures and we recorded $144.5 million, $154.9 million, and $142.6 million of depreciation expense.

In 2022, land and building-related assets for 25 owned store locations and one unoccupied land parcel with an aggregate carrying value of $30.6 million were classified as held for sale on the consolidated balance sheets. In the fourth quarter of 2022, we sold $29.4 million of these assets that we classified as held for sale in connection with the sale of 20 owned properties and one land parcel (see Note 10 to the accompanying consolidated financial statements for additional information on the sale of real estate).

In 2023, we disposed of $123.1 million of property and equipment - cost in connection with the sale of the AVDC and 23 owned store locations in sale and leaseback transactions (see Note 10 to the accompanying consolidated financial statements for additional information on the sale and leaseback transactions).

In 2023, separate from the aforementioned sale and leaseback transactions noted above, the Company completed the sale of three owned store locations that were classified as held for sale at the end of fiscal 2022, with an aggregate net book value of $3.6 million. The net cash proceeds on the sale of real estate were $11.3 million and resulted in a gain after related expenses of $7.7 million, which was recorded in gain on sale of real estate in the accompanying consolidated statements of operations and comprehensive (loss) income.

We incurred $32.4 million, $17.9 million, and $0.9 million in asset impairment charges, recorded within property and equipment - net (see Note 5 to the accompanying consolidated financial statements for more information regarding operating lease right-of-use assets impairments), in 2023, 2022, and 2021, respectively. We impaired the value of property and equipment assets at 354, 155, and eight stores as a result of our long-lived asset impairment review in 2023, 2022, and 2021, respectively.

NOTE 3 – DEBT

Bank Credit Facility

On September 21, 2022, we entered into a five-year asset-based revolving credit facility ("2022 Credit Agreement") in an aggregate committed amount of up to $900 million (the "Commitments") that expires on September 21, 2027. In connection with our entry into the 2022 Credit Agreement, we paid bank fees and other expenses in the aggregate amount of $3.4 million, which are being amortized over the term of the 2022 Credit Agreement.

The 2022 Credit Agreement replaced the $600 million five-year unsecured credit facility we entered into on September 22, 2021 ("2021 Credit Agreement"). The 2021 Credit Agreement was scheduled to expire on September 22, 2026, but was terminated concurrent with our entry into the 2022 Credit Agreement. We did not incur any material early termination penalties in connection with the termination of the 2021 Credit Agreement.

Revolving loans under the 2022 Credit Agreement are available in an aggregate amount equal to the lesser of (1) the aggregate Commitments and (2) a borrowing base consisting of eligible credit card receivables and eligible inventory (including in-transit inventory), subject to customary exceptions and reserves. Under the 2022 Credit Agreement, we may obtain additional Commitments on no more than five occasions in an aggregate amount of up to $300 million, subject to agreement by the lenders to increase their respective Commitments and certain other conditions. The 2022 Credit Agreement includes a swing loan sublimit of 10% of the then applicable aggregate Commitments and a $90 million letter of credit sublimit. Loans made under the 2022 Credit Agreement may be prepaid without penalty. Borrowings under the 2022 Credit Agreement are available for general corporate purposes, working capital and to repay certain of our indebtedness. Our obligations under the 2022 Credit Agreement are secured by our working capital assets (including inventory, credit card receivables and other accounts receivable, deposit accounts, and cash), subject to customary exceptions. The pricing and certain fees under the 2022 Credit Agreement fluctuate based on our availability under the 2022 Credit Agreement. The 2022 Credit Agreement allows us to select our interest rate for each borrowing from multiple interest rate options. The interest rate options are generally derived from the prime rate or one, three or six month adjusted Term SOFR. We will also pay an unused commitment fee of 0.20% per annum on the unused Commitments. The 2022 Credit Agreement contains an environmental, social and governance ("ESG") provision, which may provide favorable pricing and fee adjustments if we meet ESG performance criteria to be established by a future amendment to the 2022 Credit Agreement.

The 2022 Credit Agreement contains customary affirmative and negative covenants (including, where applicable, restrictions on our ability to, among other things, incur additional indebtedness, pay dividends, redeem or repurchase stock, prepay certain indebtedness, make certain loans and investments, dispose of assets, enter into restrictive agreements, engage in transactions with affiliates, modify organizational documents, incur liens and consummate mergers and other fundamental changes) and events of default. In addition, the 2022 Credit Agreement requires us to maintain a fixed charge coverage ratio of not less than 1.0 if (1) certain events of default occur and continue or (2) borrowing availability under the 2022 Credit Agreement is less than the greater of (a) 10% of the Maximum Credit Amount (as defined in the 2022 Credit Agreement) or (b) $67.5 million. A violation of these covenants could result in a default under the 2022 Credit Agreement which could permit the lenders to restrict our ability to further access the 2022 Credit Agreement for loans and letters of credit and require the immediate repayment of any outstanding loans under the 2022 Credit Agreement. As of February 3, 2024, the fixed charge coverage ratio was not applicable under the 2022 Credit Agreement.

As of February 3, 2024, we had a Borrowing Base (as defined under the 2022 Credit Agreement) of $739.5 million under the 2022 Credit Agreement. At February 3, 2024, we had $406.1 million in borrowings outstanding under the 2022 Credit

Agreement and $52.1 million committed to outstanding letters of credit, leaving $281.3 million available under the 2022 Credit Agreement, subject to certain borrowing base limitations as discussed above. At February 3, 2024, we had $207.4 million available under the 2022 Credit Agreement, net of the borrowing base limitations discussed above.

Secured Insurance Premium Financing Obligation

In the second quarter of 2023, we entered into three individual financing agreements ("2023 Term Notes") in an aggregate amount of $16.2 million, which are secured by unearned prepaid insurance premiums. The 2023 Term Notes will expire between January 2024 and May 2024. We are required to make monthly payments over the term of the 2023 Term Notes and are permitted to prepay, subject to penalties, at any time. The 2023 Term Notes carry annual interest rates ranging from 7.1% to 8.5%. The Company did not receive any cash in connection with its entry into the 2023 Term Notes.

In 2023, we entered into an immaterial financing arrangement for server and software equipment, which is included within the 2023 term notes balance noted within the table below.

Debt was recorded in our consolidated balance sheets as follows:

Instrument *(In thousands)*	February 3, 2024		January 28, 2023	
2022 Credit Agreement	$	406,100	$	301,400
2023 Term Notes		3,021		—
Total debt	$	409,121	$	301,400
Less current portion of long-term debt (included in Accrued operating expenses)	$	2,850	$	—
Long-term debt	$	406,271	$	301,400

The fair values of our long-term obligations under the 2022 Credit Agreement are estimated based on quoted market prices for the same or similar issues and the current interest rates offered for similar instruments. These fair value measurements are classified as Level 2 within the fair value hierarchy. The carrying value of our debt is a reasonable estimate for fair value.

NOTE 4 – Synthetic Lease

Synthetic Lease

The 2023 Synthetic Lease related to our Apple Valley, CA distribution center was terminated and paid off on August 25, 2023 in connection with the closing of the sale and leaseback transactions described in more detail in Note 10 - *Gain on Sale of Real Estate*.

On March 15, 2023, AVDC, LLC ("Lessee"), a wholly-owned indirect subsidiary of the Company, Bankers Commercial Corporation ("Lessor"), the rent assignees parties thereto ("Rent Assignees" and, together with Lessor, "Participants"), MUFG Bank, Ltd., as collateral agent for the Rent Assignees (in such capacity, "Collateral Agent"), and MUFG Bank, Ltd., as administrative agent for the Participants, entered into a Participation Agreement (the "Participation Agreement"), pursuant to which the Participants funded $100 million to Wachovia Service Corporation ("Prior Lessor") to finance Lessor's purchase of the land and building related to our Apple Valley, CA distribution center ("Leased Property") from the Prior Lessor.

Also on March 15, 2023, we entered into a Lease Agreement and supplement to the Lease Agreement (collectively, the "Lease" and together with the Participation Agreement and related agreements, the "2023 Synthetic Lease") pursuant to which the Lessor leased the Leased Property to Lessee for an initial term of 60 months. The Lease could have been extended for up to an additional five years, in one-year or longer annual periods, with each renewal subject to approval by the Participants. GAAP treatment of the synthetic lease refinancing transaction required us to treat the assignment of the purchase option from Prior Lessor to Lessor as a deemed acquisition of the Leased Property due to the Company's control of the Leased Property under GAAP at the time the assigned purchase option was exercised. Accordingly, the Company applied sale and leaseback accounting to the transfer of the property from the Prior Lessor to the Lessor. The transaction met the criteria of a "failed sale-leaseback" under GAAP, which required us to record an asset for the deemed acquisition and an equivalent financing liability that represents the cost to acquire the Leased Property. As the 2023 Synthetic Lease was terminated on August 25, 2023, the previously recorded asset and financing liability were sold as part of the sale and leaseback transactions described in more detail in Note 10 - *Gain on Sale of Real Estate*.

Concurrently with Lessor's purchase of the Leased Property from Prior Lessor, the participation agreement and lease agreement associated with our former synthetic lease arrangement, in each case entered into on November 30, 2017, and most recently amended on September 21, 2022 (the "Prior Synthetic Lease"), were terminated effective on March 15, 2023. In connection with the termination of the Prior Synthetic Lease, the Company paid a termination fee of approximately $53.6 million to Prior Lessor using borrowings under the 2022 Credit Agreement. As a result of the termination of the Prior Synthetic Lease, the borrowing base under the 2022 Credit Agreement is no longer subject to a reserve for the outstanding balance under the Prior Synthetic Lease.

NOTE 5 – LEASES

Our leased property consists of our retail stores, distribution centers, store security, and other office equipment.

As of February 3, 2024, we have four long-term distribution center leases including financing liabilities as a result of the sale and leaseback transactions completed in 2020. The current portion of the financing liability was recorded in accrued operating expenses in our consolidated balance sheets. The noncurrent portion of the financing liability was recorded in other liabilities in our consolidated balance sheets. Interest expense is recognized on the financing liability using the effective interest method and the financing liability will be accreted over the duration of the lease agreements. All current and future payments to the buyer-lessor will be allocated between the financing liability and the lease liabilities.

In 2023, we refinanced the 2023 Synthetic Lease for AVDC (see Note 4 to the accompanying consolidated financial statements) and subsequently exited the 2023 Synthetic Lease through a sale leaseback transaction (see Note 10 to the accompanying consolidated financial statements for additional information on the transaction).

In the fourth quarter of 2022, we completed the sale of 20 owned properties and one land parcel. As part of the consideration in the sale, the leases for two previously leased stores were cancelled at no additional cost. As a result of these lease cancellations, we derecognized $4.0 million in operating lease right-of-use assets and $5.9 million in operating lease liabilities resulting in a net gain on extinguishment of lease liabilities of $1.9 million (see Note 10 to the accompanying consolidated financial statements for additional information on the transaction).

In the third quarter of 2023, we simultaneously terminated the 2023 Synthetic Lease for the AVDC, took title to the AVDC property, and completed sale and leaseback transactions for the AVDC and 23 owned store locations ("Sale and leaseback Stores"). The transactions, which were completed with the same buyer-lessor of our four other regional distribution centers, also included a five-year extension of the lease for our Columbus, OH distribution center ("CODC"). The leases for the Sale and leaseback Stores will have an initial term of 20 years and multiple extension options. At lease commencement, we determined that none of the extension options were reasonably certain to be exercised. Therefore, none of the extension options were included in the computation of the operating lease liabilities and operating lease right-of-use assets. At commencement of the leases, we recorded aggregate operating lease liabilities of $224.2 million and aggregate operating lease right-of-use assets of $260.6 million, the latter of which included prepaid rent of $36.5 million. The weighted average discount rate for the leases was 10.6%. All of the leases are absolute net. Additionally, all of the leases include a right of first refusal beginning after the fifth year of the initial term which allows us to purchase the leased property if the buyer-lessor receives a bona fide purchase offer from a third-party. For additional information regarding the sale and leaseback transactions, see Note 10 to the accompanying consolidated financial statements.

Leases were recorded in our consolidated balance sheets as follows:

Leases *(In thousands)*	Balance Sheet Location	February 3, 2024	January 28, 2023
Assets			
Operating	Operating lease right-of-use assets	$ 1,637,845	$ 1,619,756
Finance	Property and equipment - net	8,676	3,813
Total right-of-use assets		$ 1,646,521	$ 1,623,569
Liabilities			
Current			
Operating	Current operating lease liabilities	$ 242,384	$ 252,320
Finance	Accrued operating expenses	4,068	1,789
Noncurrent			
Operating	Noncurrent operating lease liabilities	1,616,634	1,514,009
Finance	Other liabilities	4,204	1,967
Total lease liabilities		$ 1,867,290	$ 1,770,085

The components of lease costs were as follows:

Lease cost *(In thousands)*	Statements of Operations and Comprehensive (Loss) Income Location	2023 [1]	2022	2021
Operating lease cost	Selling and administrative expenses	$ 405,230	$ 363,315	355,021
Finance lease cost				
Amortization of leased assets	Depreciation	2,826	1,546	3,024
Interest on lease liabilities	Interest expense	536	163	104
Short-term lease cost	Selling and administrative expenses	4,505	5,251	5,152
Variable lease cost	Selling and administrative expenses	94,208	96,265	84,940
Total lease cost		$ 507,305	$ 466,540	$ 448,241

[1] Included in the 2023 operating lease cost and recorded within selling and administrative expenses of the statements of operations and comprehensive (loss) and income was a termination fee of $53.6 million related to the refinancing of the 2023 Synthetic Lease.

In 2023, 2022, and 2021, our operating lease cost above included $0.0 million, $1.8 million and $1.1 million, respectively, of right-of-use asset impairment charges related to store closures prior to lease termination date. In 2023, 2022, and 2021, our operating lease cost above excluded $119.0 million, $50.5 million, and $4.1 million respectively, of right-of-use asset impairment charges related to our long-lived asset impairment review for underperforming stores.

Maturity of our lease liabilities at February 3, 2024, was as follows:

Fiscal Year *(In thousands)*	Operating Leases	Finance Leases
2024	$ 386,198	$ 4,266
2025	353,429	2,896
2026	307,440	1,137
2027	255,939	1,100
2028	219,378	413
Thereafter	1,253,967	—
Total lease payments	$ 2,776,351	$ 9,812
Less amount to discount to present value	$ (917,333)	$ (1,540)
Present value of lease liabilities	$ 1,859,018	$ 8,272

Lease term and discount rate for our operating leases were as follows:

	February 3, 2024	January 28, 2023
Weighted average remaining lease term (years)	9.6	8.0
Weighted average discount rate	7.0 %	4.6 %

Our weighted average discount rate represents our estimated incremental borrowing rate, assuming a secured borrowing, based on the remaining lease term at the time of adoption of the standard, lease commencement, or the period in which the lease term expectation was modified. Our finance leases, and the associated remaining lease term and discount rate, are insignificant.

NOTE 6 – SHAREHOLDERS' EQUITY

Earnings per Share

There were no adjustments required to be made to weighted-average common shares outstanding for purposes of computing basic and diluted earnings per share for all periods presented. At February 3, 2024, "TSR PSUs" (see Note 7 for a more detailed description of these awards), shareholder value creation awards ("SVCA PSUs" - see Note 7 for a more detailed description of these awards), and RSUs with a minimum performance requirement (see Note 7 for a more detailed description of these awards) were excluded from our computation of earnings (loss) per share because the minimum applicable performance conditions had not been attained. Antidilutive RSUs, PSUs, SVCA PSUs, and TSR PSUs are excluded from the calculation because they decrease the number of diluted shares outstanding under the treasury stock method. The aggregate number of RSUs, PSUs, SVCA PSUs, and TSR PSUs that were antidilutive, as determined under the treasury stock method, were 1.5 million for 2023, 0.4 million for 2022 and 0.2 million for 2021. Due to the net loss in 2023 and 2022, any potentially dilutive shares were excluded from the denominator in computing diluted earnings (loss) per common share for 2023 and 2022.

A reconciliation of the number of weighted-average common shares outstanding used in the basic and diluted earnings per share computations is as follows:

(In thousands)	2023	2022	2021
Weighted-average common shares outstanding:			
Basic	29,155	28,860	32,723
Dilutive effect of share-based awards	—	—	632
Diluted	29,155	28,860	33,355

Share Repurchases

On December 1, 2021, our Board of Directors authorized the repurchase of up to $250 million of our common shares ("2021 Repurchase Authorization"). Pursuant to the 2021 Repurchase Authorization, we may repurchase shares in the open market and/or in privately negotiated transactions at our discretion, subject to market conditions and other factors. The 2021 Repurchase Authorization has no scheduled termination date. In 2023, no shares were repurchased under the 2021 Repurchase Authorization. As of February 3, 2024, we had $159.4 million available for future repurchases under the 2021 Repurchase Authorization.

Common shares acquired through repurchase authorizations are held in treasury at cost and are available to meet obligations under equity compensation plans and for general corporate purposes.

In addition to shares repurchased under the repurchase authorizations, purchases of common shares reported in the consolidated statements of shareholders' equity and the consolidated statements of cash flows include shares repurchased to satisfy income tax withholdings associated with the vesting of share-based awards. In 2022 and 2023, purchases of common shares reported in the consolidated statements of shareholders' equity and consolidated statements of cash flows were solely comprised of shares repurchased to satisfy income tax withholdings associated with the vesting of share-based awards.

Dividends

The Company declared and paid cash dividends per common share during the periods presented as follows:

	Dividends Per Share		Amount Declared		Amount Paid
			(In thousands)		*(In thousands)*
2022:					
First quarter	$ 0.30	$	8,981	$	10,705
Second quarter	0.30		9,068		8,791
Third quarter	0.30		9,196		8,767
Fourth quarter	0.30		9,122		8,734
Total	**$ 1.20**	**$**	**36,367**	**$**	**36,997**
2023:					
First quarter	$ 0.30	$	9,116	$	9,587
Second quarter	—		(119)		153
Third quarter	—		(1,425)		46
Fourth quarter	—		(3)		20
Total	**$ 0.30**	**$**	**7,569**	**$**	**9,806**

The amount of dividends declared may vary from the amount of dividends paid in a period due to the vesting of share-based awards. Furthermore, dividends declared may fluctuate on a periodic basis due to the forfeiture of unpaid dividends associated with unvested share-based awards. Forfeitures of unpaid dividends result in a reversal of amounts previously declared which may produce a negative balance during the period. On May 23, 2023, our Board of Directors suspended the Company's quarterly cash dividend. The payment of any future dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, compliance with applicable laws and agreements and any other factors deemed relevant by our Board of Directors.

NOTE 7 – SHARE-BASED PLANS

Our shareholders approved the Big Lots 2020 Long-Term Incentive Plan ("2020 LTIP") in June 2020. The 2020 LTIP authorizes the issuance of incentive and nonqualified stock options, restricted stock, restricted stock units, deferred stock units, performance shares, PSUs, stock appreciation rights, cash-based awards, and other share-based awards. We have issued RSUs, SVCA PSUs, PSUs, and TSR PSUs under the 2020 LTIP. The number of common shares available for issuance under the 2020 LTIP as originally approved by our shareholders consisted of an initial allocation of 3,600,000 common shares plus any common shares subject to the 1,360,943 outstanding awards as of February 1, 2020 under the Big Lots 2017 Long-Term Incentive Plan ("2017 LTIP") that, on or after February 1, 2020, cease for any reason to be subject to such awards (other than by reason of exercise or settlement). The Human Capital and Compensation Committee of our Board of Directors ("Committee"), which is charged with administering the 2020 LTIP, has the authority to determine the terms of each award under the 2020 LTIP.

In 2023, our shareholders approved the amended and restated 2020 LTIP which became effective on May 23, 2023. The amended and restated 2020 LTIP increased the aggregate number of Common Shares available for grant under the 2020 LTIP by 1,250,000 shares and limited the recycling of Common Shares withheld to satisfy tax withholding obligations on equity awards.

Our former equity compensation plan, the 2017 LTIP, approved by our shareholders in May 2017, was terminated on June 10, 2020. The 2017 LTIP authorized the issuance of incentive and nonqualified stock options, restricted stock, restricted stock units, deferred stock awards, PSUs, stock appreciation rights, cash-based awards, and other share-based awards. We have issued RSUs, and PSUs under the 2017 LTIP.

Share-based compensation expense was $11.6 million, $14.8 million, and $39.6 million in 2023, 2022, and 2021, respectively.

Non-vested Restricted Stock

The following table summarizes the non-vested RSUs activity for fiscal years 2021, 2022, and 2023:

	Number of Shares	Weighted Average Grant-Date Fair Value Per Share
Outstanding non-vested restricted stock at January 30, 2021	1,214,212	$ 22.71
Granted	255,071	68.71
Vested	(481,689)	25.12
Forfeited	(78,307)	28.19
Outstanding non-vested restricted stock at January 29, 2022	909,287	$ 33.87
Granted	573,989	34.21
Vested	(440,241)	31.21
Forfeited	(167,532)	37.40
Outstanding non-vested restricted stock at January 28, 2023	875,503	$ 34.75
Granted	1,713,340	9.58
Vested	(419,672)	29.05
Forfeited	(258,968)	20.98
Outstanding non-vested restricted stock at February 3, 2024	1,910,203	$ 12.54

The non-vested RSUs granted in 2021, 2022, and 2023 generally vest, and are expensed, on a ratable basis over three years from the grant date of the award, if the grantee remains employed by us through the vesting dates and in the case of the RSUs granted in 2021 and 2022, if a threshold financial performance objective is achieved. The financial performance objective was achieved for the 2021 RSUs. We estimated the attainment of the financial performance objective associated with certain RSUs granted in 2022 will fall below the minimum required performance threshold. The RSUs granted in 2023 are not subject to any financial performance objective.

Performance Share Units

We awarded PSUs to certain members of management in 2021, 2022 and 2023, which will vest if certain financial performance objectives are achieved over a three-year performance period and the grantee remains employed by us through that performance period. The financial performance objectives for each fiscal year within the three-year performance period are generally approved by the Committee during the first quarter of the respective fiscal year.

As a result of the process used to establish the financial performance objectives, we will only meet the requirements for establishing a grant date for PSUs issued in 2021 and 2022 when we communicate the financial performance objectives for the third fiscal year of the award to the award recipients, which will then trigger the service inception date, the fair value of the awards, and the associated expense recognition period. If we meet the applicable threshold financial performance objectives over the three-year performance period and the grantee remains employed by us through the end of the performance period, the PSUs will vest on the first trading day after we file our Annual Report on Form 10-K for the last fiscal year in the performance period.

The financial performance objectives for 2023 were established in the third quarter of 2023, which resulted in the establishment of the service inception date, the fair value of the awards, and the associated expense recognition period for the 2021 PSUs.

The number of shares distributed upon vesting of the 2021 PSUs depended on the average performance attained during the three-year performance period compared to the financial performance objectives established by the Committee, and may result in the distribution of an amount of shares that is greater or less than the number of 2021 PSUs granted, as defined in the award agreement. The performance period for the 2021 PSUs ended on February 3, 2024, and it was determined that we did not meet the financial performance objectives applicable to the 2021 PSUs. As a result, the 2021 PSUs will be forfeited on the first trading day after the filing of this Form 10-K and no share-based compensation expense has been recognized with respect to the 2021 PSUs.

In 2023, we issued PSUs to certain members of management, which will vest if minimum financial performance objectives are achieved over a three-year performance period and the grantee remains employed by us during the performance period. The financial performance objectives will be established for each fiscal year within the three-year performance period and are generally approved by the Committee during the first quarter of the respective fiscal year.

As a result of the process used to establish the financial performance objectives, we met the requirements for establishing a grant date and subsequently the service inception date, fair value of the awards, and associated expense recognition period for the first tranche of 2023 PSUs after the Committee established the 2023 fiscal year financial performance objectives in the third quarter of 2023. If we meet the applicable threshold financial performance objectives for any of the three tranches and the grantee remains employed by us through the end of the performance period, the PSUs will vest on the first trading day after we file our Annual Report on Form 10-K for the last fiscal year in the three-year performance period. The 2023 financial performance objectives established in the third quarter of 2023 applied to the 2021 PSU awards, 2022 PSU awards, and 2023 PSU awards.

The number of shares distributed upon vesting of the 2023 PSUs depends on the average performance attained during the three-year performance period compared to the financial performance objectives established by the Committee, and may result in the distribution of an amount of shares that is equal to or less than the number of 2023 PSUs granted. As of February 3, 2024 the performance period for the first tranche of the 2023 PSU awards ended and it was determined that the threshold financial performance objectives had been achieved. As a result, the shares previously granted for the first tranche of the 2023 PSU awards will vest on the first trading day after filing of this Form 10-K, subject to completion of the requisite service period.

In 2022 and 2023, in addition to PSUs, we also awarded TSR PSUs to certain members of management, which vest based on the achievement of TSR targets relative to a peer group over a three-year performance period and require the grantee to remain employed by us through the end of the performance period. If we meet the applicable performance thresholds over the three-year performance period and the grantee remains employed by us through the end of the performance period, the TSR PSUs will vest on the first trading day after we file our Annual Report on Form 10-K for the last fiscal year in the performance period. We use a Monte Carlo simulation to estimate the fair value of the TSR PSUs on the grant date and recognize expense over the service period. The TSR PSUs have a contractual period of three years.

The number of shares distributed upon vesting of the TSR PSUs depends on the average performance attained during the three-year performance period compared to the performance targets established by the Committee, and may result in the distribution of an amount of shares that is greater or less than the number of TSR PSUs granted, as defined in the award agreement. As of February 3, 2024, we have granted 171,378 TSR PSU shares, which will be expensed over the requisite service period.

In 2023, we also awarded SVCA PSUs to certain members of management, which vest based on the achievement of multiple share price performance goals over a three-year contractual term and require the grantee to remain employed by us through the end of the contractual term. We use a Monte Carlo simulation to estimate the fair value of the SVCA PSUs on the grant date and recognize expense ratably over the service period. If we meet the applicable performance thresholds over the three-year performance period and the grantee remains employed by us through the end of the contractual term, the SVCA PSUs will vest at the end of the contractual term. If the share price performance goals applicable to the SVCA PSUs are not achieved prior to expiration, the unvested portion of the awards will be forfeited.

We have begun, or expect to begin, recognizing expense related to PSUs, TSR PSUs, and SVCA PSUs as follows:

Issue Year	PSU Category	Outstanding Units at February 3, 2024	Actual Grant Date	Expected Valuation (Grant) Date	Actual or Expected Expense Period
2021	PSU	103,381	August 2023		Fiscal 2023
2022	TSR PSU	48,032	Fiscal 2022		Fiscal 2022 - 2024
2022	PSU	192,166	March 2024		Fiscal 2024
2023	PSU ("FY23 Tranche")	164,468	August 2023		Fiscal 2023 - 2025
2023	PSU ("FY24 Tranche")	164,468	March 2024		Fiscal 2024 - 2025
2023	PSU ("FY25 Tranche")	164,468		March 2025	Fiscal 2025
2023	TSR PSU	123,346	March 2023		Fiscal 2023 - 2025
2023	SVCA PSU	539,456	March 2023		Fiscal 2023 - 2025
Total		**1,499,785**			

In 2023, 2022, and 2021, we recognized $1.8 million, $1.0 million and $25.2 million, respectively, in share-based compensation expense related to PSUs, TSR PSUs, and SVCA PSUs.

The following table summarizes the activity related to PSUs, TSR PSUs, and SVCA PSUs for 2021, 2022, and 2023:

	Number of Shares	Weighted Average Grant-Date Fair Value Per Share
Outstanding PSUs and TSR PSUs at January 30, 2021	474,031	$ 24.31
Granted	263,787	70.24
Vested	(474,031)	24.31
Forfeited	(23,677)	70.24
Outstanding PSUs and TSR PSUs at January 29, 2022	240,110	$ 70.24
Granted	73,787	56.00
Vested	(240,110)	70.24
Forfeited	(12,863)	57.15
Outstanding PSUs and TSR PSUs at January 28, 2023	60,924	$ 55.76
Granted	1,032,665	4.69
Vested	—	—
Forfeited	(114,906)	10.28
Outstanding PSUs, TSR PSUs, and SVCA PSUs at February 3, 2024	978,683	$ 7.34

Board of Directors' Awards

In 2021, 2022, and 2023 we granted (1) the chairman of our Board of Directors an annual RSU award having a grant date fair value of approximately $245,000, and (2) the remaining non-employee directors an annual RSU award having a grant date fair value of approximately $145,000. These awards vest on the earlier of (1) the trading day immediately preceding the annual meeting of our shareholders following the grant of such awards or (2) the death or disability of the grantee. However, the non-employee directors will forfeit their restricted stock units if their service on the Board terminates before either vesting event occurs. Additionally, we allow our non-employee directors to defer all or a portion of their restricted stock unit award until the earlier of the first to occur of: (1) the specified date by the non-employee director in the deferral agreement, (2) the non-employee director's death or disability, or (3) the date the non-employee director ceases to serve as a member of the Board of Directors.

During 2023, 2022, and 2021, the following activity occurred under our share-based compensation plans:

(In thousands)	2023	2022	2021
Total fair value of restricted stock vested	4,178	14,641	31,954
Total fair value of PSU, TSR PSUs, and SVCA PSUs vested	$ —	$ 13,877	$ 37,387

The total unearned compensation cost related to all share-based awards outstanding, excluding PSUs issued in 2022 and the second and third tranches of the 2023 PSUs, at February 3, 2024 was approximately $16.9 million. This compensation cost is expected to be recognized through January 2027 based on existing vesting terms with the weighted-average remaining expense recognition period being approximately 1.9 years from February 3, 2024.

NOTE 8 – INCOME TAXES

The provision for income taxes was comprised of the following:

(In thousands)		2023	2022	2021
Current:				
U.S. Federal	$	(5,757) $	(1,862) $	26,888
U.S. State and local		(1,235)	(1,105)	8,138
Total current tax (benefit) expense		(6,992)	(2,967)	35,026
Deferred:				
U.S. Federal		35,925	(57,054)	13,651
U.S. State and local		20,835	(9,688)	5,356
Total deferred tax expense (benefit)		56,760	(66,742)	19,007
Income tax provision [a]	$	49,768 $	(69,709) $	54,033

(a) The income tax provision for 2023 is not directly comparable to the income tax provision for 2021 and 2022 due to the valuation allowance recorded on our deferred tax assets in 2023 due to a triggering event that resulted from a three-year cumulative loss before income taxes.

Reconciliation between the statutory federal income tax rate and the effective income tax rate was as follows:

	2023	2022	2021
Statutory federal income tax rate	21.0 %	21.0 %	21.0 %
Effect of:			
State and local income taxes, net of federal tax benefit	3.7	3.0	4.6
Work opportunity tax and other employment tax credits	0.5	1.0	(1.4)
Executive compensation limitations - permanent difference	(0.2)	(0.3)	1.8
Share-based compensation	(0.3)	(0.2)	(2.3)
Change in valuation allowance	(36.4)	—	—
Other, net	0.2	0.4	(0.4)
Effective income tax rate [a]	(11.5)%	24.9 %	23.3 %

(a) The reconciliation between the statutory federal income tax rate and effective income tax rate for 2023 and 2022 are not directly comparable to the reconciliation for 2021 due to the loss before income taxes in 2023 and 2022 compared to the income before income taxes in 2021. Further, the reconciliation between the statutory federal income tax rate and the effective income tax rate for 2023 is not directly comparable to the reconciliations for 2021 and 2022 due to the valuation allowance recorded on our deferred tax assets in 2023.

Income tax payments and refunds were as follows:

(In thousands)		2023	2022	2021
Income taxes refunded	$	(11,656) $	(27,759) $	(546)
Income taxes paid		1,370	4,318	111,206
Net income taxes (refunded) paid	$	(10,286) $	(23,441) $	110,660

Deferred taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax, including income tax uncertainties. Significant components of our deferred tax assets and liabilities were as follows:

(In thousands)	February 3, 2024	January 28, 2023
Deferred tax assets:		
Lease liabilities, net of lease incentives	$ 482,272	$ 458,293
Net operating losses, tax credits, and other carryforwards	107,313	64,513
Sale and leaseback financing liability	31,332	32,251
Uniform inventory capitalization	22,723	23,660
Workers' compensation and other insurance reserves	20,715	20,868
Depreciation and fixed asset basis differences	10,869	39,218
Compensation related	8,397	5,376
Research and development costs capitalized for tax	3,618	171
Accrued state taxes	1,506	1,581
Accrued operating liabilities	1,166	3,032
Other	19,226	15,903
Valuation allowances, net of federal tax benefit	(159,178)	(2,102)
Total deferred tax assets	549,959	662,764
Deferred tax liabilities:		
Right-of-use assets, net of amortization	417,965	409,979
Accelerated depreciation and fixed asset basis differences	83,738	113,469
Deferred gain on like-kind exchange	13,927	13,930
Lease construction reimbursements	11,261	11,368
Prepaid expenses	5,506	5,548
Workers' compensation and other insurance reserves	3,905	4,067
Synthetic lease obligation	—	38,464
Other	14,116	9,638
Total deferred tax liabilities	550,418	606,463
Net deferred tax assets (liabilities)	$ (459)	$ 56,301

Our deferred tax assets and deferred tax liabilities, netted by tax jurisdiction, are summarized in the table below:

(In thousands)	February 3, 2024	January 28, 2023
U.S. Federal	$ (285)	$ 35,640
U.S. State and local	(174)	20,661
Net deferred tax assets (liabilities)	$ (459)	$ 56,301

The following table summarizes changes in the valuation allowance:

(In thousands)	2023	2022	2021
Valuation allowance - beginning of year	$ 2,102	$ 2,093	$ 2,105
Additions charged to income tax benefit	159,207	9	—
Allowances taken or written off	(2,131)	—	(12)
Other adjustments	—	—	—
Valuation allowance - end of year	$ 159,178	$ 2,102	$ 2,093

The increase in the valuation allowance during 2023 is primarily related to the valuation allowance recorded on our deferred tax assets in 2023 due to a triggering event that resulted from a three-year cumulative loss before income taxes.

We have the following income tax loss and credit carryforwards at February 3, 2024 (amounts are shown net of tax excluding the federal income tax effect of the state and local items):

(In thousands)			
U.S. Federal:			
Federal net operating loss carryforward	$	73,631	Indefinite carryforward
Other carryforwards		18,191	Predominately indefinite carryforward
Employment tax credits		2,791	Expires 2045
Total U.S. Federal		94,613	
U.S. State and local:			
State and local net operating loss carryforwards		19,234	Various carryforward periods ranging from 5 to 20 years including some jurisdictions with no expirations
Other state credits		661	Expires fiscal years through 2026
Total U.S. State and local		19,895	
Total net operating losses, tax credits, and other carryforwards	$	114,508	

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for 2023, 2022, and 2021:

(In thousands)		2023		2022		2021
Unrecognized tax benefits - beginning of year	$	7,533	$	9,862	$	9,465
Gross increases - tax positions in current year		32		357		410
Gross increases - tax positions in prior period		1,112		424		1,864
Gross decreases - tax positions in prior period		—		(1,555)		(1,039)
Settlements		—		(333)		(125)
Lapse of statute of limitations		(1,231)		(1,222)		(713)
Unrecognized tax benefits - end of year	$	7,446	$	7,533	$	9,862

At the end of 2023 and 2022, the total amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate is $3.5 million and $4.9 million, respectively, after considering the federal tax benefit of state and local income taxes of $0.9 million and $1.1 million, respectively. Unrecognized tax benefits of $2.7 million and $1.6 million in 2023 and 2022, respectively, relate to tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The uncertain timing items could result in the acceleration of the payment of cash to the taxing authority to an earlier period.

We recognized an expense (benefit) associated with interest and penalties on unrecognized tax benefits of approximately $0.3 million, $(0.8) million, and $(1.1) million during 2023, 2022, and 2021, respectively, as a component of income tax expense. The amount of accrued interest and penalties recognized in the accompanying consolidated balance sheets at February 3, 2024 and January 28, 2023 was $2.1 million and $1.8 million, respectively.

We are subject to U.S. federal income tax, and income tax of multiple state and local jurisdictions. The statute of limitations for assessments on our federal income tax returns for periods prior to 2020 has lapsed. In addition, the state income tax returns filed by us are subject to examination generally for periods beginning with 2018, although state income tax carryforward attributes generated prior to 2018 and non-filing positions may still be adjusted upon examination. We have various state returns in the process of examination or administrative appeal.

We have estimated the reasonably possible expected net change in unrecognized tax benefits through February 3, 2024, based on expected cash and noncash settlements or payments of uncertain tax positions and lapses of the applicable statutes of limitations for unrecognized tax benefits. The estimated net decrease in unrecognized tax benefits for the next 12 months is approximately $2.0 million. Actual results may differ materially from this estimate.

NOTE 9 – COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

California Wage and Hour Matters

We have settled and/or reached settlement agreements, including final approval by the courts, in wage and hour class actions in California that were pending against the Company. These cases were brought by various current and/or former California associates alleging various violations of California wage and hour laws. During the fourth quarter of 2023, we made the final settlement payments for these California wage and hour matters and as of February 3, 2024, we have no outstanding accruals.

We intend to defend ourselves vigorously against the allegations levied in the remaining individual and representative lawsuits.

Other Matters

We are involved in other legal actions and claims arising in the ordinary course of business. We currently believe that each such action and claim will be resolved without a material effect on our financial condition, results of operations, or liquidity. However, litigation involves an element of uncertainty. Future developments could cause these actions or claims to have a material effect on our financial condition, results of operations, and liquidity.

We are self-insured for certain losses relating to property, general liability, workers' compensation, and employee medical, dental, and prescription drug benefit claims, a portion of which is paid by employees, and we have purchased stop-loss coverage in order to limit significant exposure in these areas. Accrued insurance liabilities are actuarially determined based on claims filed and estimates of claims incurred but not reported. We use letters of credit, which amounted to $52.1 million at February 3, 2024, as collateral to back certain of our self-insured losses with our claims administrators.

At February 3, 2024, our noncancellable commitments were immaterial.

NOTE 10 - GAIN ON SALE OF REAL ESTATE

In the fourth quarter of 2022, we completed the sale of 20 owned store locations and one unoccupied land parcel with an aggregate net book value of $29.4 million. The net cash proceeds on these sales of real estate were $47.8 million and resulted in a gain of $18.6 million on sale of real estate. We incurred $1.8 million of additional selling and administrative expenses in connection with the sale, which primarily consisted of consulting services and employee related costs. Additionally, as part of the sale of real estate, two leased locations were terminated at no additional costs resulting in a gain on extinguishment of lease liabilities of $1.9 million, which was included in the gain on sale of real estate after related expenses and recorded within the gain on sale of real estate in our consolidated statements of operations and comprehensive (loss) income. The extinguishment of these lease liabilities resulted in non-cash consideration of $5.9 million related to cancellation of future cash payments of these lease liabilities.

We also incurred a $1.7 million charge of accelerated depreciation expense in connection with the sale of real estate resulting from the disposal of fixtures and equipment at these stores related to the real estate. This charge was recorded within depreciation expense in our consolidated statements of operations and comprehensive (loss) income. See Note 4 to the accompanying consolidated financial statements for information on these lease cancellations and Note 2 for information on the sale of real estate and disposal of fixtures and equipment as a result of the sale.

In the third quarter of 2023, we simultaneously terminated the 2023 Synthetic Lease for the AVDC, took title to the AVDC property, and completed sale and leaseback transactions for the AVDC and Sale and leaseback Stores. The aggregate sale price for the transactions was $305.7 million. The transactions, which were completed with the same buyer-lessor of our four other regional distribution centers, also included a five-year extension of the lease for our Columbus, OH distribution center ("CODC"). The Company allocated $9.4 million of the cash consideration received to the extension of the lease for CODC and recorded the consideration as a lease incentive. Due to sale-leaseback accounting requirements, the remaining cash received was compared, on an individual property basis, to the fair market value of the properties. As a result, the cash received in the transactions was allocated between proceeds on the sale of the AVDC, the Sale and leaseback Stores, prepaid rent, and financing proceeds. The aggregate net proceeds, before taxes, on the sales of the AVDC and the Sale and leaseback Stores were $332.1 million. The aggregate net proceeds include $36.5 million in net proceeds in excess of the aggregate sale price due to properties sold below market, which resulted in a corresponding increase in prepaid rent. The prepaid rent was recorded in the operating lease right-of-use assets in our consolidated balance sheets. The aggregate net proceeds exclude $0.6 million received in the aggregate sale price due to properties sold above market value, which was recorded as a financing liability. The noncurrent portion of the financing liability was recorded in other liabilities in our consolidated balance sheets. Interest expense will be recognized on the financing liability using the effective interest method and the financing liability will be accreted over the duration of the lease agreements. Future payments to the buyer-lessor will be allocated between the financing liability and the lease liabilities. Straight-line rent expense will be recognized over the duration of the lease agreements. Additionally, we incurred $4.2 million of additional selling and administrative expenses in connection with the transactions, which primarily consisted of commissions and consulting services.

The aggregate gross cash consideration received in these transactions was used to pay transaction expenses, fully pay off the 2023 Synthetic Lease for approximately $101 million, and repay borrowings under the 2022 Credit Agreement. Additionally, the purchase and sale agreement restricts us from drawing on the 2022 Credit Agreement for any purpose other than working capital, general corporate, operational requirements or capital expenditures for 180 days following the closing of the transactions unless our availability under the 2022 Credit Agreement exceeds $500 million as of the end of a quarterly reporting period.

Our aggregate initial annual cash payments to the buyer-lessor for the AVDC and the Sale and leaseback Stores are approximately $24 million and the payments will escalate two percent annually. Aggregate annual straight-line rent expense for the 24 leases is approximately $30 million after the impact of 2023 right-of-use asset impairment charges and annual straight-line rent expense over the remainder of the CODC lease will increase by approximately $2 million. Aggregate initial annual interest expense on the financing liability is immaterial.

In addition, we completed the sale of three owned store locations during 2023 that were classified as held for sale at the end of fiscal 2022 with an aggregate net book value of $3.6 million. The net cash proceeds on these sales of real estate were $11.3 million and resulted in a gain of $7.7 million on sale of real estate. We incurred immaterial additional selling and administrative expenses in connection with the sale, which primarily consisted of transfer taxes and legal fees. See Note 2 for additional information on the sale of real estate.

NOTE 11 – BUSINESS SEGMENT DATA

We use the following six merchandise categories, which are consistent with our internal management and reporting of merchandise net sales: Food; Consumables; Soft Home; Hard Home and Other; Furniture; and Seasonal. The Food category includes our beverage & grocery; specialty foods; and candy & snacks departments. The Consumables category includes our health, beauty and cosmetics; plastics; paper; pet; infant; stationery; and chemical departments. The Soft Home category includes our apparel; hosiery; jewelry; frames; fashion bedding; utility bedding; bath; window; decorative textile; and area rugs departments. The Hard Home and Other category includes our small appliances; table top; food preparation; home maintenance; home organization; toys; and electronics departments; and other offerings. The Furniture category includes our upholstery; mattress; ready-to-assemble; home décor; and case goods departments. The Seasonal category includes our lawn & garden; summer; Christmas; and other holiday departments.

In the fourth quarter of 2023, we realigned our merchandise categories and eliminated our Apparel, Electronics, & Other merchandise category. We reallocated the departments that previously comprised Apparel, Electronics, & Other into the following merchandise categories: Hard Home and Other, Soft Home, Consumables, and Food. See the reclassifications section of Note 1 to the consolidated financial statements for further discussion.

We periodically assess, and make minor adjustments to, our product hierarchy, which can impact the roll-up of our merchandise categories. Our financial reporting process utilizes the most current product hierarchy in reporting net sales by merchandise category for all periods presented. Therefore, there may be minor reclassifications of net sales by merchandise category compared to previously reported amounts.

The following table presents net sales data by merchandise category:

(In thousands)		2023		2022		2021
Furniture	$	1,180,349	$	1,409,298	$	1,837,722
Consumables		859,968		924,780		916,417
Seasonal		758,327		961,446		954,165
Soft Home		754,495		859,418		1,010,337
Food		680,821		754,982		779,181
Hard Home and Other		488,139		558,405		652,781
Net sales	$	4,722,099	$	5,468,329	$	6,150,603

NOTE 12 – SUPPLIER FINANCE PROGRAM

As of February 3, 2024, we facilitated a voluntary supply chain finance ("SCF") program through a participating financial institution. This SCF program enables our suppliers to sell their receivables due from the Company to a participating financial institution at their discretion. As of February 16, 2024, the participating financial institution suspended funding and we have chosen to suspend the program until such time that unsecured funding is available.

As of February 3, 2024 and January 28, 2023, the SCF program had $30.0 million and $55.0 million of revolving capacity, respectively. We are not a party to the agreements between the participating financial institution and the suppliers in connection with the SCF program. The range of payment terms we negotiate with our suppliers is consistent, irrespective of whether a supplier participates in the SCF program. No guarantees are provided by the Company or any of our subsidiaries under the SCF program.

The amounts payable to the participating financial institution for suppliers who voluntarily participate in the SCF program are included within the accounts payable on our consolidated balance sheets. Amounts under the SCF program included within accounts payable were $17.8 million and $35.4 million as of February 3, 2024 and January 28, 2023, respectively. Payments made under the SCF program to the financial institution, like payments of other accounts payable, are a reduction to our operating cash flow.

NOTE 13 – SUBSEQUENT EVENT

On April 18, 2024, the Company entered into a Credit Agreement (the "Term Loan Facility") among the Company and Big Lots Stores, LLC, as borrowers (the "Borrowers"), all other domestic subsidiaries of the Company as guarantors (together with the Borrowers, the "Loan Parties"), 1903P Loan Agent, LLC (the "Term Loan Agent"), as administrative agent and collateral agent, and the other lenders named therein. The Term Loan Facility provides for a "first in, last out" delayed draw term loan facility in an aggregate committed amount up to $200 million. At commencement of the Term Loan Facility, the Company drew down $50 million in total borrowings under the Term Loan Facility.

Loans under the Term Loan Facility are available in an aggregate amount equal to the lesser of (1) the aggregate Commitments and (2) a borrowing base calculated based on specified percentages of eligible inventory, credit card receivables, real estate, fixtures, machinery and equipment, subject to customary exceptions and reserves (the "Term Loan Borrowing Base"). If at any time the amounts borrowed under the Term Loan Facility exceed the Term Loan Borrowing Base, the Company is required to maintain a reserve against the borrowing base under the 2022 Credit Agreement in an amount equal to such excess ("the Term Pushdown Reserve"). Borrowings under the Term Loan Facility are available for general corporate purposes, working capital and to repay a portion of our indebtedness outstanding under the 2022 Credit Agreement.

All amounts of the Term Loan Facility outstanding on the maturity date will be due and payable in full on September 21, 2027. The Term Loan Facility contains certain mandatory prepayments, including as a result of certain sales or disposition of certain assets, the incurrence of certain additional debt, certain issuances of additional equity and receipt of certain extraordinary receipts, subject to certain exceptions and, in the case of certain sales or other dispositions, reinvestment rights. In certain instances, mandatory prepayments are subject to a prepayment fee. Subject to compliance with relevant provisions of the 2022 Credit Agreement, voluntary prepayments under the Term Loan Facility are permitted at any time upon proper notice and subject to meeting certain tests under the 2022 Credit Agreement and, in certain instances, a prepayment fee.

Amounts borrowed under the Term Loan Facility bear interest at a variable rate indexed to SOFR plus a pricing margin ranging from 9.25% to 10.00% per annum, based on our total borrowings under the Term Loan Facility. Interest payments under the Term Loan Facility are due on the first day of each calendar month. At commencement, the interest rate on the outstanding Term Loan Facility borrowings was 15.2%.

The Term Loan Facility requires the Borrowers to maintain minimum excess availability under the 2022 Credit Agreement ("Excess Availability Covenant") of at least the greater of (i) $80.0 million or (ii) 10% of the lesser of the aggregate commitments under the 2022 Credit Agreement (currently $900.0 million) and the borrowing base under the 2022 Credit Agreement (the "Maximum Credit Amount") (without giving effect to the Term Pushdown Reserve). In addition, the Term Loan Facility contains customary covenants and restrictions on the Company's and its subsidiaries' activities, including, but not limited to, limitations on the incurrence of additional indebtedness, liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions, prepayment of other debt, distributions, dividends, the repurchase of capital stock, transactions with affiliates, the ability to change the nature of its business or its fiscal year, and permitted activities of the Company.

The Term Loan Facility contains customary events of default that include, among other things, non-payment defaults, inaccuracy of representations and warranties, covenant defaults, cross default to material indebtedness, bankruptcy and insolvency defaults, material judgment defaults, ERISA defaults, structural defaults under the loan documents and a change of control default. The occurrence of an event of default could result in the acceleration of our obligations under the Term Loan Facility. Under certain circumstances, a default interest rate will apply on any amount payable under the Term Loan Facility during the existence of an event of default at a per annum rate equal to 2.00% above the applicable interest rate for any principal and 2.00% above the rate applicable for base rate loans for any other interest.

All obligations under the Term Loan Facility are guaranteed by the Loan Parties (other than the Borrowers) and secured by (a) a second priority lien on substantially all of the Loan Parties' working capital assets, including credit card receivables and inventory, and (b) a first priority lien on substantially all of the Loan Parties' non-working capital personal property assets, including fixtures, machinery, equipment, and intellectual property, and a first priority mortgage on the Company's corporate headquarters located in Columbus, Ohio, in each case, subject to certain permitted liens.

The Company will record deferred financing costs associated with the issuance of the Term Loan Facility. These costs will be amortized over the respective contractual terms of the Term Loan Facility.

Amendment to 2022 Credit Agreement

On April 18, 2024, concurrent with our entry into the Term Loan Facility, the Company entered into the First Amendment to the 2022 Credit Agreement (the "ABL Amendment"). The ABL Amendment amends the 2022 Credit Agreement to, among other things, (1) permit the Term Loan Facility, (2) expand the scope of collateral to include non-working capital assets and a mortgage on the Company's corporate headquarters located in Columbus, Ohio, (3) revise the borrowing base formula therein to include the Term Pushdown Reserve, (4) increase the interest rate spreads and replace CDOR with CORRA, (5) replace the fixed charge coverage ratio covenant with the Excess Availability Covenant, and (6) make other changes to the 2022 Credit Agreement to conform with the Term Loan Facility.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as of the end of the period covered by this report. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer have each concluded that such disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) for us. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Management assessed the effectiveness of our internal control over financial reporting as of February 3, 2024. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework* (2013 Framework). Based on this assessment, management, including our Principal Executive Officer and Principal Financial Officer, concluded that we maintained effective internal control over financial reporting as of February 3, 2024.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on our internal control over financial reporting. The report appears in the Financial Statements and Supplementary Data section of this Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Insider Trading Arrangements

During the three months ended February 3, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as such terms are defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information contained under the captions "Proposal One: Election of Directors," "Governance," "Stock Ownership" and "Delinquent Section 16(a) Reports" in our definitive Proxy Statement for our 2024 annual meeting of shareholders ("2024 Proxy Statement"), with respect to directors, shareholder nomination procedures, the code of ethics, the Audit Committee, our audit committee financial experts, Section 16(a) beneficial ownership reporting compliance and delinquent Section 16(a) reports, is incorporated herein by reference in response to this item. The information contained in Part I of this Form 10-K under the caption "Supplemental Item. Information about our Executive Officers," with respect to executive officers, is incorporated herein by reference in response to this item.

In the "Investors" section of our website (www.biglots.com) under the "Corporate Governance" and "SEC Filings" captions, the following information relating to our corporate governance may be found: Corporate Governance Guidelines; charters of our Board of Directors' Audit, Capital Allocation Planning, Human Capital and Compensation, and Nominating/Corporate Governance Committees, and our Environmental, Social and Governance Committee; Code of Business Conduct and Ethics; Code of Ethics for Financial Officers; Chief Executive Officer and Chief Financial Officer certifications related to our SEC filings; the means by which shareholders may communicate with our Board of Directors; and transactions in our securities by our directors and executive officers. The Code of Business Conduct and Ethics applies to all of our associates, including our directors and our principal executive officer, principal financial officer, and principal accounting officer. The Code of Ethics for Financial Professionals applies to our Chief Executive Officer and all other Senior Financial Officers (as that term is defined therein) and contains provisions specifically applicable to the individuals serving in those positions. We intend to satisfy the requirement under Item 5.05 of Form 8-K regarding disclosure of any amendments to, and any waivers from, our Code of Business Conduct and Ethics (to the extent applicable to our directors and executive officers (including our principal executive officer, principal financial officer, and principal accounting officer)) and our Code of Ethics for Financial Professionals in the "Investors" section of our website (www.biglots.com) under the "Corporate Governance" caption. We will provide any of the foregoing information without charge upon written request to our Corporate Secretary addressed to our principal executive offices at 4900 E. Dublin-Granville Road, Columbus, Ohio 43081.

Item 11. Executive Compensation

The information contained under the caption "Governance" with respect to Compensation Committee interlocks and insider participation and under the captions "Director Compensation," "Executive Compensation" and "Compensation Committee Report" in the 2024 Proxy Statement is incorporated herein by reference in response to this item.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

The following table summarizes information as of February 3, 2024, relating to our equity compensation plans pursuant to which our common shares may be issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (#) (a)		Weighted-average exercise price of outstanding options, warrants, and rights ($) (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)	
Equity compensation plans approved by security holders	3,409,988	*(1)*	—	*(2)*	1,317,691	*(3)*
Equity compensation plans not approved by security holders	—		—		—	
Total	3,409,988		—	*(2)*	1,317,691	

(1) Includes performance share units and restricted stock units granted under the Amended and Restated 2020 LTIP, 2020 LTIP and the 2017 LTIP.

(2) The weighted average exercise price does not take into account the performance share units and the restricted stock units granted under the Amended and Restated 2020 LTIP, 2020 LTIP and 2017 LTIP.

(3) The common shares available for issuance under the Amended and Restated 2020 LTIP are limited to 1,317,691 common shares. There are no common shares available for issuance under any of the other shareholder-approved plans.

The 2017 LTIP was approved by our shareholders in May 2017 and was terminated in June 2020. The 2020 LTIP was approved by our shareholders in June 2020. The Amended and Restated 2020 LTIP was approved by our shareholders in May 2023. See Note 7 to the accompanying consolidated financial statements.

The information contained under the caption "Stock Ownership" in the 2024 Proxy Statement, with respect to the security ownership of certain beneficial owners and management, is incorporated herein by reference in response to this item.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information contained under the caption "Governance" in the 2024 Proxy Statement, with respect to the determination of director independence and related person transactions, is incorporated herein by reference in response to this item.

Item 14. Principal Accountant Fees and Services

The information contained under the captions "Audit Committee Disclosure" in the 2024 Proxy Statement, with respect to our audit and non-audit services pre-approval policy and the fees paid to our independent registered public accounting firm, Deloitte & Touche LLP, is incorporated herein by reference in response to this item.

Item 15. Exhibits and Financial Statement Schedules

Index to Consolidated Financial Statements, Financial Statement Schedules and Exhibits

(a)   Documents filed as part of this report:

(1)   Financial Statements

Reports of Independent Registered Public Accounting Firm	42
Consolidated Statements of Operations and Comprehensive (Loss) Income	46
Consolidated Balance Sheets	47
Consolidated Statements of Shareholders' Equity	48
Consolidated Statements of Cash Flows	49
Notes to Consolidated Financial Statements	50

All other financial statements not listed in the preceding index are omitted because they are not required or are not applicable or because the information required to be set forth therein either was not material or is included in the consolidated financial statements or notes thereto.

(2)   Financial Statement Schedules

All schedules are omitted because they are not required or are not applicable or because the information required to be set forth therein either was not material or is included in the consolidated financial statements or notes thereto.

(3)   **Exhibits**. Exhibits marked with an asterisk (*) are filed herewith. Certain portions of the exhibits marked with a pound sign (#) have been excluded from the exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K. Copies of exhibits will be furnished upon written request and payment of our reasonable expenses in furnishing the exhibits. Exhibits 10.1 through 10.30 are management contracts or compensatory plans or arrangements.

Exhibit No.	Document
2	Agreement of Merger (incorporated herein by reference to Exhibit 2 to our Form 10-Q for the quarter ended May 5, 2001) (File No. 1-8897).
3.1	Amended Articles of Incorporation (incorporated herein by reference to Exhibit 3(a) to our Form 10-Q for the quarter ended May 5, 2001) (File No. 1-8897).
3.2	Amendment to the Amended Articles of Incorporation of Big Lots, Inc. (incorporated herein by reference to Exhibit 3.1 to our Form 8-K dated May 27, 2010) (File No. 1-8897).
3.3	Amended Code of Regulations of Big Lots, Inc. (incorporated herein by reference to Exhibit 4.3 to our Form S-8 dated June 10, 2020).
4.1	Specimen Common Share Certificate (incorporated herein by reference to Exhibit 4(a) to our Form 10-K for the year ended February 2, 2002) (File No. 1-8897).
4.2	Description of Big Lots, Inc.'s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (Incorporated herein by reference to Exhibit 4.2 to our Form 10-K for the year ended January 30, 2021).
10.1	Big Lots 2017 Long-Term Incentive Plan (incorporated herein by reference to Appendix A to our definitive proxy statement on Schedule 14A relating to the 2017 Annual Meeting of Shareholders filed April 11, 2017).
10.2	Form of Big Lots 2017 Long-Term Incentive Plan Restricted Stock Units Award Agreement (incorporated herein by reference to Exhibit 10.1 to our Form 10-Q for the quarter ended April 29, 2017).
10.3	Form of Big Lots 2017 Long-Term Incentive Plan Performance Share Units Award Agreement (incorporated herein by reference to Exhibit 10.2 to our Form 10-Q for the quarter ended April 29, 2017).
10.4	Form of Big Lots 2017 Long-Term Incentive Plan Restricted Stock Units Retention Award Agreement (incorporated herein by reference to Exhibit 10.1 to our Form 10-Q for the quarter ended August 4, 2018).

Exhibit No.	Document
10.5	Form of Big Lots 2017 Long-Term Incentive Plan Deferral Election Form and Deferred Stock Units Award for Non-Employee Directors (incorporated herein by reference to Exhibit 10.1 to our Form 10-Q for the quarter ended October 28, 2017).
10.6	Form of Big Lots 2017 Long-Term Incentive Plan Performance Share Units Award Agreement (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated April 3, 2020).
10.7	Big Lots 2020 Long-Term Incentive Plan (incorporated herein by reference to Appendix A to the Registrant's definitive proxy statement on Schedule 14A relating to the 2020 Annual Meeting of Shareholders of the Registrant filed with the Commission on May 1, 2020 (File No. 1-8897)).
10.8	Amended and Restated Big Lots 2020 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated May 30, 2023).
10.9	Form of Big Lots 2020 Long-Term Incentive Plan Restricted Stock Units Award Agreement for Non-Employee Directors (incorporated herein by reference to Exhibit 10.3 to our Form 10-Q for the quarter ended May 2, 2020).
10.10	Form of Big Lots 2020 Long-Term Incentive Plan Restricted Stock Units Award Agreement (incorporated herein by reference to Exhibit 10.4 to our Form 10-Q for the quarter ended May 2, 2020).
10.11	Form of Big Lots 2020 Long-Term Incentive Plan Deferral Election Form and Deferred Stock Unit Award Agreement for Non-Employee Directors (incorporated herein by reference to Exhibit 10.5 to our Form 10-Q for the quarter ended May 2, 2020).
10.12	Form of Big Lots 2020 Long-Term Incentive Plan Restricted Performance Share Units Award Agreement (incorporated herein by reference to Exhibit 10.6 to our Form 10-Q for the quarter ended May 2, 2020).
10.13	Form of Big Lots 2020 Long-Term Incentive Plan Performance Share Units Award Agreement (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated March 9, 2021).
10.14	Form of Big Lots 2020 Long-Term Incentive Plan Restricted Stock Units Award Agreement (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated March 9, 2021).
10.15	Form of Big Lots 2020 Long-Term Incentive Plan Performance Share Units Award Agreement (incorporated herein by reference to Exhibit 10.14 to our Form 10-K dated March 29, 2022).
10.16	Form of Big Lots 2020 Long-Term Incentive Plan Restricted Stock Units Award Agreement (incorporated herein by reference to Exhibit 10.6 to our Form 10-Q dated September 6, 2022).
10.17	Form of Big Lots 2020 Long-Term Incentive Plan Performance Share Units Award Agreement (incorporated herein by reference to Exhibit 10.3 to our Form 8-K dated March 16, 2023).
10.18	Form of Big Lots 2020 Long-Term Incentive Plan Performance Share Units Award Agreement (incorporated herein by reference to Exhibit 10.4 to our Form 8-K dated March 16, 2023).
10.19	Big Lots 2019 Bonus Plan (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated March 5, 2019).
10.20	Big Lots Savings Plan (incorporated herein by reference to Exhibit 10.8 to our Form 10-K for the year ended January 29, 2005) (File No. 1-8897).
10.21	Big Lots Supplemental Savings Plan, as amended and restated effective December 31, 2015 (incorporated herein by reference to Exhibit 10.25 to our Form 10-K for the year ended January 30, 2016).
10.22	Big Lots Executive Benefit Plan (incorporated herein by reference to Exhibit 10(m) to our Form 10-K for the year ended January 31, 2004) (File No. 1-8897).
10.23	First Amendment to Big Lots Executive Benefit Plan (incorporated herein by reference to Exhibit 10.11 to our Form 10-Q for the quarter ended November 1, 2008) (File No. 1-8897).
10.24	Offer Letter with Bruce Thorn (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated August 21, 2018).
10.25	Second Amended and Restated Employment Agreement with Lisa M. Bachmann (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated April 29, 2013).
10.26	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.12 to our Form 10-Q for the quarter ended November 1, 2008) (File No. 1-8897).
10.27	Big Lots Executive Severance Plan (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated August 28, 2014).
10.28	Form of Big Lots Executive Severance Plan Acknowledgment and Agreement (incorporated by reference to Exhibit 10.2 to our Form 8-K dated August 28, 2014).
10.29	Big Lots, Inc. Executive Severance Agreement (incorporated herein by reference to Exhibit 10.2 to our Form 10-Q dated June 8, 2022).
10.30	Big Lots, Inc. Senior Executive Severance Agreement (incorporated herein by reference to Exhibit 10.3 to our Form 10-Q dated June 8, 2022).

Exhibit No.	Document
10.31	Credit Agreement, dated August 31, 2018, by and among Big Lots, Inc. and Big Lots Stores, Inc., as borrowers, the Guarantors named therein, and the Banks named therein (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated August 29, 2018).
10.32	Security Agreement between Big Lots Stores, Inc. and Big Lots Capital, Inc. (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated October 29, 2004) (File No. 1-8897).
10.33	Stock Purchase Agreement between KB Acquisition Corporation and Consolidated Stores Corporation (incorporated herein by reference to Exhibit 2(a) to our Form 10-Q for the quarter ended October 28, 2000) (File No. 1-8897).
10.34	Acquisition Agreement between Big Lots, Inc. and Liquidation World Inc. (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated May 26, 2011) (File No. 1-8897).
10.35	AVDC Participation Agreement incorporated herein by reference to Exhibit 10.40 to our Form 10-K for the year ended February 3, 2018) (File No. 1-8897).
10.36	AVDC Lease Agreement (Real Property) (incorporated herein by reference to Exhibit 10.41 to our Form 10-K for the year ended February 3, 2018) (File No. 1-8897).
10.37	AVDC Construction Agency Agreement (incorporated herein by reference to Exhibit 10.42 to our Form 10-K for the year ended February 3, 2018) (File No. 1-8897).
10.38	Settlement Agreement dated April 22, 2020, by and among Big Lots, Inc., Ancora Advisors, LLC, Ancora Merlin Institutional, LP, Ancora Merlin, LP, Ancora Catalyst Institutional, LP, Ancora Catalyst, LP, Ancora Catalyst SPV I LP, Ancora Catalyst SPV I SPC Ltd. - Segregated Portfolio C, Macellum Advisors GP, LLC, Macellum Management, LP, and Macellum Opportunity Fund LP. (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated April 22, 2020).
10.39#	Agreement for Purchase and Sale of Real Property, as amended, between Durant DC, LLC and BIGDUOK001 LLC relating to the registrant's distribution center located in Durant, Oklahoma. (incorporated herein by reference to Exhibit 10.1 to our Form 10-Q for the quarter ended August 1, 2020).
10.40#	Lease Agreement, as amended, between Big Lots Stores, Inc. and BIGCOOH002, LLC relating to the registrant's distribution center located in Columbus, OH (incorporated herein by reference to Exhibit 10.1 to our Form 10-Q for the quarter ended October 31, 2020).
10.41	Second Amended and Restated Credit Agreement, dated September 22, 2021, by and among Big Lots, Inc. and Big Lots Stores, Inc., as borrowers, the Guarantors named therein, and the Banks named therein (incorporated by reference to Exhibit 10.3 to our Form 10-Q for the quarter ended November 1, 2021).
10.42	Third Amendment to Operative Documents, dated September 22, 2021, by and among AVDC, Inc., as lessee, the guarantors thereto, Wachovia Service Corporation, as lessor, Wells Fargo Bank, N.A., as agent, and the lease participant parties thereto (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated September 27, 2021).
10.43	Fourth Amendment to Operative Documents, dated September 21, 2022, by and among AVDC, Inc., as lessee, the guarantors thereto, Wachovia Service Corporation, as lessor, Wells Fargo Bank, N.A., as agent, and the lease participants named therein (incorporated herein by reference to Exhibit 10.8 to our Form 10-Q dated December 7, 2022).
10.44	First Amendment to Second Amended and Restated Credit Agreement, dated December 16, 2021, by and among Big Lots, Inc. and Big Lots Stores, Inc., as borrowers, the Guarantors named therein, and the Banks named therein (incorporated herein by reference to Exhibit 10.37 to our Form 10-K dated March 29, 2022).
10.45	Credit Facility Consent Letter (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated July 29, 2022).
10.46	Synthetic Lease Consent Letter (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated July 29, 2022).
10.47	Credit Agreement, dated September 21, 2022, by and among Big Lots, Inc. and the other Borrowers named therein, the Guarantors named therein, and the Banks named therein (incorporated herein by reference to Exhibit 10.7 to our Form 10-Q dated December 7, 2022).
10.48	Participation Agreement, dated March 15, 2023, by and among AVDC, LLC, the Lessee, and the Banks named therein (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated March 16, 2023).
10.49	Lease Agreement, dated March 15, 2023, by and among AVDC, LLC, the Lessee, and the Banks named therein (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated March 16, 2023).
10.50#	Lease Agreement dated August 25, 2023, between BLBO Tenant, LLC and Big AVCA Owner LLC relating to the registrant's distribution center located in Apple Valley, California (incorporated herein by reference to Exhibit 10.1 to our Form 8-K dated August 31, 2023).
10.51#	Lease Amendment dated August 25, 2023, between Big Lots Stores, LLC and BigCOOH002 LLC relating to the registrant's distribution center located in Columbus, Ohio (incorporated herein by reference to Exhibit 10.2 to our Form 8-K dated August 31, 2023).

Exhibit No.	Document
10.52#	Agreement for Purchase and Sale of Real Property, dated July 30, 2023, by and among Big Lots, Inc. as the Seller and the Buyers named therein. (incorporated herein by reference to Exhibit 10.7 to our Form 10-Q dated September 6, 2023).
10.53#	First Amendment to the Agreement for Purchase and Sale of Real Property, dated July 31, 2023, by and among Big Lots, Inc. as the Seller and the Buyers named therein. (incorporated herein by reference to Exhibit 10.8 to our Form 10-Q dated September 6, 2023).
10.54#	Second Amendment to the Agreement for Purchase and Sale of Real Property, dated August 4, 2023, by and among Big Lots, Inc. as the Seller and the Buyers named therein. (incorporated herein by reference to Exhibit 10.9 to our Form 10-Q dated September 6, 2023).
10.55#	Third Amendment to the Agreement for Purchase and Sale of Real Property, dated August 15, 2023, by and among Big Lots, Inc. as the Seller and the Buyers named therein. (incorporated herein by reference to Exhibit 10.10 to our Form 10-Q dated September 6, 2023).
10.56	Fourth Amendment to the Agreement for Purchase and Sale of Real Property, dated September 22, 2023, by and among Big Lots, Inc. as the Seller and the Buyers named therein. (incorporated herein by reference to Exhibit 10.11 to our Form 10-Q dated December 6, 2023).
21*	Subsidiaries.
23*	Consent of Deloitte & Touche LLP.
24*	Power of Attorney for James R. Chambers, Sandra Y. Campos, Sebastian J. DiGrande, Marla C. Gottschalk, Cynthia T. Jamison, Christopher J. McCormick, Kimberley A. Newton, Nancy A. Reardon, Wendy L. Schoppert, and Maureen B. Short.
31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97*	Big Lots, Inc. Mandatory Recoupment Policy.
101.Def*	XBRL Taxonomy Definition Linkbase Document
101.Pre*	XBRL Taxonomy Presentation Linkbase Document
101.Lab*	XBRL Taxonomy Labels Linkbase Document
101.Cal*	XBRL Taxonomy Calculation Linkbase Document
101.Sch	XBRL Taxonomy Schema Linkbase Document
101.Ins	XBRL Taxonomy Instance Document - the instance document does not appear in the Interactive Date File because its XBRL tags are embedded within the Inline XBRL document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 18th day of April 2024.

BIG LOTS, INC.

By: /s/ Bruce K. Thorn
———————————————————
Bruce K. Thorn
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 18th day of April 2024.

By: /s/ Bruce K. Thorn	By: /s/ Jonathan E. Ramsden
Bruce K. Thorn	Jonathan E. Ramsden
President and Chief Executive Officer	*Executive Vice President, Chief Financial and Administrative Officer*
(Principal Executive Officer)	(Principal Financial Officer, Principal Accounting Officer and Duly Authorized Officer)
/s/ Sandra Y. Campos *	/s/ Christopher J. McCormick *
Sandra Y. Campos	Christopher J. McCormick
Director	Director
/s/ James R. Chambers *	/s/ Kimberly A. Newton *
James R. Chambers	Kimberley A. Newton
Director	Director
/s/ Sebastian J. DiGrande *	/s/ Nancy A. Reardon *
Sebastian J. DiGrande	Nancy A. Reardon
Director	Director
/s/ Marla C. Gottschalk *	/s/ Wendy L. Schoppert *
Marla C. Gottschalk	Wendy L. Schoppert
Director	Director
/s/ Cynthia T. Jamison *	/s/ Maureen B. Short *
Cynthia T. Jamison	Maureen B. Short
Director	Director

*   The above named Directors of the Registrant execute this report by Ronald A. Robins, Jr., their attorney-in-fact, pursuant to the power of attorney executed by the above-named Directors all in the capacities indicated and on the 5th day of March 2024, and filed herewith.

By: /s/ Ronald A. Robins, Jr.
———————————————————
Ronald A. Robins, Jr.
Attorney-in-Fact

EXHIBIT 21

SUBSIDIARIES

Name	Jurisdiction
Big Lots F&S, LLC	OH
Big Lots Stores, LLC	OH
Closeout Distribution, LLC	PA
Consolidated Property Holdings, LLC	NV
CSC Distribution, LLC	AL
Big Lots Stores - CSR, LLC	OH
Durant DC, LLC	OH
Great Basin, LLC	DE
Big Lots Stores - PNS, LLC	CA
Big Lots eCommerce LLC	OH
AVDC, LLC	OH
Big Lots Management, LLC	OH
Broyhill, LLC	OH
GAFDC LLC	OH
PAFDC LLC	OH
WAFDC, LLC	OH
INFDC, LLC	OH
BLBO Tenant, LLC	OH

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements listed below on Form S-8 of our reports dated April 18, 2024, relating to the consolidated financial statements of Big Lots, Inc. and subsidiaries (the "Company") and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K for the year ended February 3, 2024.

1) Post-Effective Amendment No. 2 to Registration Statement No. 33-19309 on Form S-8 pertaining to Big Lots, Inc. Savings Plan;

2) Registration Statement No. 333-218262 on Form S-8 pertaining to the Big Lots 2017 Long-Term Incentive Plan; and

3) Registration Statement No. 333-239066 on Form S-8 pertaining to the Big Lots 2020 Long-Term Incentive Plan;

4) Registration Statement No. 333-272159 on Form S-8 pertaining to the Amended and Restated Big Lots 2020 Long-Term Incentive Plan.

/s/ DELOITTE & TOUCHE LLP

Columbus, Ohio
April 18, 2024

EXHIBIT 24

POWER OF ATTORNEY

Each director of Big Lots, Inc. (the "Company") whose signature appears below hereby appoints Ronald A. Robins, Jr. as the undersigned's attorney-in-fact to sign, in the undersigned's name and on behalf of each such director and in any and all capacities stated below, and to cause to be filed with the Securities and Exchange Commission (the "Commission"), the Company's Annual Report on Form 10-K (the "Form 10-K") for the 2023 fiscal year ended February 3, 2024, and likewise to sign and file with the Commission any and all amendments thereto, including any and all exhibits and other documents required to be included therewith, and the Company hereby also appoints Ronald A. Robins, Jr. as its attorney-in-fact with like authority to sign and file the Form 10-K and any amendments thereto, granting to such attorneys-in-fact full power of substitution and revocation, and hereby ratifying all that any such attorneys-in-fact or their substitutes may do by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this instrument to be effective as of March 5, 2024.

Signature	**Title**
/s/ Sandra Y. Campos	Director
Sandra Y. Campos	
/s/ James R. Chambers	Director
James R. Chambers	
/s/ Sebastian J. DiGrande	Director
Sebastian J. DiGrande	
/s/ Marla C. Gottschalk	Director
Marla C. Gottschalk	
/s/ Cynthia T. Jamison	Director
Cynthia T. Jamison	
/s/ Christopher J. McCormick	Director
Christopher J. McCormick	
/s/ Kimberly A. Newton	Director
Kimberley A. Newton	
/s/ Nancy A. Reardon	Director
Nancy A. Reardon	
/s/ Wendy L. Schoppert	Director
Wendy L. Schoppert	
/s/ Maureen B. Short	Director
Maureen B. Short	

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bruce K. Thorn, certify that:

1. I have reviewed this annual report on Form 10-K of Big Lots, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: April 18, 2024

By: /s/ Bruce K. Thorn
Bruce K. Thorn
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

**CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Jonathan E. Ramsden, certify that:

1. I have reviewed this annual report on Form 10-K of Big Lots, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: April 18, 2024

By: /s/ Jonathan E. Ramsden
Jonathan E. Ramsden
Executive Vice President, Chief Financial and Administrative Officer
(Principal Financial Officer)

EXHIBIT 32.1

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

This certification is provided pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and accompanies the annual report on Form 10-K (the "Report") for the year ended February 3, 2024, of Big Lots, Inc. (the "Company"). I, Bruce K. Thorn, President and Chief Executive Officer of the Company, certify that:

(i)   the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(ii)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 18, 2024

By: /s/ Bruce K. Thorn
Bruce K. Thorn
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

This certification is provided pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and accompanies the annual report on Form 10-K (the "Report") for the year ended February 3, 2024, of Big Lots, Inc. (the "Company"). I, Jonathan E. Ramsden, Executive Vice President, Chief Financial and Administrative Officer of the Company, certify that:

   (i)   the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

   (ii)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 18, 2024

By: /s/ Jonathan E. Ramsden
Jonathan E. Ramsden
Executive Vice President, Chief Financial and
Administrative Officer
(Principal Financial Officer)

EXHIBIT 97

Big Lots, Inc.
Executive Officer Clawback Policy

This Policy has been adopted by the Board as of the Effective Date. This Policy provides for the recovery of Erroneously Awarded Compensation from Executive Officers in the event of an Accounting Restatement. This Policy is intended to comply with, and shall be interpreted to be consistent with, Section 10D of the Exchange Act, Rule 10D-1 and the Listing Rule. Capitalized terms used in this Policy have the respective meanings given to them in Section 1 below.

1. **Definitions**. For purposes of this Policy, the following capitalized terms have the meanings set forth below.

    a. "Accounting Restatement" means an accounting restatement of the Company's financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

    b. "Accounting Restatement Date" means the earlier to occur of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

    c. "Board" means the Board of Directors of the Company.

    d. "Clawback Period" means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Accounting Restatement Date and any transition period (that results from a change in the Company's fiscal year) of less than nine months within or immediately following those three completed fiscal years.

    e. "Code" means the Internal Revenue Code of 1986, as amended.

    f. "Committee" means the Human Capital and Compensation Committee of the Board.

    g. "Company" means Big Lots, Inc., an Ohio corporation.

    h. "Effective Date" means October 2, 2023.

    i. "Erroneously Awarded Compensation" means, in the event of an Accounting Restatement, the amount of

Incentive-Based Compensation received by an Executive Officer during the Clawback Period that exceeds the amount of Incentive-Based Compensation that otherwise would have been received by such Executive Officer had the Incentive-Based Compensation been determined based on the restated amounts in such Accounting Restatement. The amount of Erroneously Awarded Compensation shall be computed without regard to any taxes paid by the relevant Executive Officer (including any taxes withheld by the Company from the Incentive-Based Compensation paid to such Executive Officer). For Incentive-Based Compensation based on (or derived from) stock price or total stockholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (i) the Committee must determine the amount of Erroneously Awarded Compensation related to such Incentive-Based Compensation by making a reasonable estimate of the effect of the Accounting Restatement on the stock price or total stockholder return upon which the Incentive-Based Compensation was received; and (ii) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to NYSE.

j.   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

k.   "Executive Officer" means the Company's current and former president, principal financial officer, principal accounting officer (or if there is not such accounting officer, the controller), any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive Officers of the Company's parents or subsidiaries are deemed Executive Officers of the Company if they perform such policy-making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. Identification of an Executive Officer for purposes of this Policy include individuals deemed to be Executive Officers by the Board and/or the Committee and those executive officers identified by the Company pursuant to 17 CFR 229.401(b).

l.   "Financial Reporting Measure" means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measure that is derived wholly or in part from such measure. A Financial Reporting Measure is not required to be presented within the Company's financial statements or included in a filing with the SEC to qualify as a Financial Reporting Measure. For purposes of this Policy, Financial Reporting Measure includes, but is not limited to, stock price and total stockholder return.

m.   "Incentive-Based Compensation" means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

n.   "Listing Rule" means Section 303A.14 of the NYSE Listed Company Manual.

o. "<u>NYSE</u>" means the New York Stock Exchange.

p. "<u>Policy</u>" means this Executive Officer Clawback Policy, as the same may be amended pursuant to the terms hereof.

q. "<u>Rule 10D-1</u>" means Rule 10D-1 promulgated under the Exchange Act.

r. "<u>SEC</u>" means the U.S. Securities and Exchange Commission.

2. **Policy Administration**. This Policy will be administered and interpreted by the Committee. The Committee is authorized to make all determinations under this Policy to the extent permitted by the Listing Rule and in compliance with Section 409A of the Code. All determinations made by the Committee pursuant to this Policy will be final and binding on all persons, including the Company and its affiliates, shareholders and Executive Officers, and need not be uniform with respect to each individual subject to the Policy.

3. **Policy Application**. This Policy applies to all Incentive-Based Compensation received by a person: (a) after beginning service as an Executive Officer; (b) who served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation; (c) while the Company had a class of securities listed on a national securities exchange or a national securities association; and (d) during the Clawback Period. For purposes of this Policy, Incentive-Based Compensation is considered "<u>received</u>" in the Company's fiscal period during which the relevant Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period. For the avoidance of doubt, the terms of this Policy apply to any Incentive-Based Compensation received by Executive Officers on or after the Effective Date even if such Incentive-Based Compensation was approved, awarded, granted or paid to Executive Officers before the Effective Date.

4. **Recovery of Erroneously Awarded Compensation**. In the event of an Accounting Restatement, the Company shall reasonably promptly determine and recover the amount of any Erroneously Awarded Compensation received by any Executive Officer, as determined pursuant to this Policy. The Committee shall determine, in its sole and absolute discretion, the timing and method for recovering Erroneously Awarded Compensation, to the extent permitted under the Listing Rule and in compliance with (or pursuant to an exemption from the application of) Section 409A of the Code, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, (c) canceling or offsetting against any future payable or planned compensation (including, without limitation, base salary or cash or equity-based awards), (d) forfeiture of deferred compensation and (e) any other method authorized by applicable law or contract.

a. The Company's recovery obligation pursuant to this Section 4 shall not apply if any of the following conditions are met and the Committee determines that such recovery would be impracticable:

i. The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to NYSE;

ii. Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to NYSE, that recovery would result in such a violation, and provide a copy of the opinion to NYSE; or

iii. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Code and regulations thereunder.

5. **Indemnification Prohibition**. The Company is prohibited from (a) indemnifying any Executive Officer against the loss of any Erroneously Awarded Compensation and (b) paying, or reimbursing any Executive Officer for, the cost of any insurance to cover any such loss.

6. **Reporting and Disclosure**. The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including disclosures required by applicable SEC filings.

7. **Amendment; Termination**. The Board may amend this Policy from time to time in its sole and absolute discretion and shall amend this Policy as it deems necessary to comply with applicable laws, rules or regulations, including SEC rules or the rules of any national securities exchange or a national securities association on which the Company's securities are listed. The Board may terminate this Policy at any time. Notwithstanding anything to the contrary, no amendment or termination of this Policy shall adversely affect in any material way any Incentive-Based Compensation approved, granted, awarded, earned or paid to an Executive Officer prior to the effective date of such amendment or termination, except solely to the extent such amendment or termination is required by applicable laws, rules or regulations, including SEC rules or the rules of any national securities exchange or a national securities association on which the Company's securities are listed.

8. **Other Recoupment Rights**. The Committee intends that this Policy will be applied to the fullest extent of the law. The Committee may, as a condition to the grant of any benefit and employment with the Company or its subsidiaries, require an Executive Officer to acknowledge and agree that any employment agreement, award agreement or other agreement entered into or provided to such Executive Officer shall be subject to the terms of this Policy; provided, however, that the Committee's failure to do so shall not serve as

a waiver of the Company's rights or such Executive Officer's obligations under this Policy with respect to any such employment agreement, award agreement or other agreement. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law, rule or regulation or pursuant to the terms of any similar policy in any employment agreement, award agreement or similar agreement and any other legal remedies available to the Company. Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against an Executive Officer arising out of or resulting from any actions or omissions by the Executive Officer.

9. **Acknowledgement**. Each Executive Officer shall sign and return to the Company, within 14 calendar days following the later of (i) the Effective Date or (ii) the date the individual becomes an Executive Officer, the acknowledgement attached hereto as Exhibit A, pursuant to which the Executive Officer agrees to be bound by, and to comply with, the terms and conditions of this Policy.

10. **Successors**. This Policy is binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

11. **Governing Law; Venue**. This Policy and all rights and obligations hereunder are governed by and construed in accordance with the internal laws of the State of Ohio, excluding any choice of law rules or principles that may direct the application of the laws of another jurisdiction. All actions arising out of or relating to this Policy shall be heard and determined exclusively in the courts of the State of Ohio, County of Franklin, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of Ohio.

Executive Officer Clawback Policy

Acknowledgement

Pursuant to the Executive Officer Clawback Policy (as may be amended pursuant to the terms thereof, the "Policy"), the undersigned acknowledges, agrees and confirms that he or she has (i) received and reviewed the Policy and (ii) been identified by the Board and/or Committee as an Executive Officer of the Company. Capitalized terms used but not defined in this Acknowledgement shall have the respective meanings ascribed to them in the Policy.

To the extent of any inconsistency between the Policy and the terms of any employment agreement or other compensation plan, program, arrangement or agreement under which any compensation has been or will be approved, granted, awarded, earned or paid to the undersigned, the terms of the Policy will prevail. To the extent of any inconsistency between the Policy and the terms of any indemnification agreement entered into between the Company and the undersigned, the terms of the Policy will prevail.

By signing this Acknowledgement, the undersigned acknowledges and agrees that the undersigned is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned's employment with the Company or its subsidiaries. In addition, by signing below, the undersigned agrees to be bound by, and to comply with, the terms of the Policy, including, without limitation, by returning any Erroneously Awarded Compensation to the Company to the extent required by, and in a manner consistent with, the Policy.

EXECUTIVE OFFICER

By: _____

Name: _____

Date: _____

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